1/14

08000371

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pinault Printemps Redoute SA

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED
JAN 2 5 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05179 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 1/24/08

082-05179

EDITION 2006



Pinault Printemps Redoute SA

12-31-06
AR/S

# 2006 Financial document

An adventure of enterprise

PPR

RECEIVED
JAN 14 P 12:

# An adventure of enterprise

Above all, PPR is the incarnation of a state of mind: the desire and willingness to display entrepreneurship. With boldness and a sense of risk, PPR invests and commits itself to its various businesses, always directed at the same goal: to grow its activities and become the leader. It imposes on each of its brands and companies its own demanding culture of growth and performance. With revenues of nearly € 18 billion in 2006, PPR is a world leader in two different, but complementary universes: Luxury Goods and Retail. The diversity of its brands and businesses drives its success.

Its specific balance in terms of products, sales formats, brands, and geographical locations has generated a growth profile surpassing the average in its markets. Open to the world and backed by the skills and talents of its 78,000 employees, PPR makes expertise the core of its development and values and promotes an entrepreneurial spirit. It is a group with cutting-edge talents ahead of its time. As a responsible corporate citizen, it guarantees the conduct of its brands and places human values at the centre of its commitments.

# Sommaire

# 1 PPR in 2006

# History

Established in 1963 by François Pinault in the timber and building material businesses, the PPR group positioned itself in the middle of the 1990s in the Retail sector, in which it soon became a major player. The purchase of a controlling stake in Gucci Group in 1999 and the establishment of a multi-brand Luxury Goods group marked a new stage in the development of the Group.

PPR continues to expand its two activities in high-growth markets through powerful and recognised brands.

**1963**
- François Pinault establishes the Pinault group, specialising in timber trading.

**1988**
- Flotation on the Paris Stock Market's Second Marché of Pinault SA, a company specialising in timber trading, distribution and processing.

**1990**
- Acquisition of CFAO, specialising in electrical equipment distribution (through CDME, which became Rexel in 1993) and in trading with Africa.

**1991**
- With the acquisition of Conforama, the Group enters the Retail activity.

**1992**
- The Pinault-Printemps Group is born with the takeover of Au Printemps SA, which held 54% of La Redoute and Finaref.

**1994**
- Merger of La Redoute with the Group, which is renamed Pinault-Printemps-Redoute.
- Takeover of Fnac.

**1995**
- Launch of the Group's first website, laredoute.fr.

**1996**
- Acquisition by CFAO of SCOA, the leading pharmaceutical distributor in West Africa through its subsidiary Eurapharma.
- Creation of Orcanta, a women's lingerie chain.
- Launch of fnac.com, the Fnac website.

**1997**
- Takeover by Redcats (PPR home shopping activity) of Ellos, the leader in the Scandinavian mail-order market.
- Creation of Fnac Junior, a store concept for children under 12.

**1998**
- Takeover of Guilbert, the European leader in office supplies and furnishings.
- Acquisition by Redcats of 49.9% of Brylane, the fourth largest home shopping company in the United States.
- Creation of Made in Sport, a chain of stores dedicated to sports enthusiasts.

**1999**
- Purchase of the remaining stake in Brylane.
- The Group enters the luxury goods sector with the acquisition of 42% of Gucci Group NV.
- First steps towards building up a multi-brand luxury goods group, with the acquisition by Gucci Group of Yves Saint Laurent, YSL Beauté and Sergio Rossi.

**2000**
- Acquisition of Surcouf, a specialised PC retailer.
- Acquisition by Gucci Group of Boucheron and BEDAT & Co.
- Launch of Citadium, the new Printemps sports store.

**2001**
- Gucci Group acquires Bottega Veneta and Balenciaga and signs partnership agreements with Stella McCartney and Alexander McQueen.
- Conforama enters the Italian market with the purchase of the Emmetza group, one of the leaders in the home furnishings market in Italy.
- Pinault-Printemps-Redoute raises its stake in Gucci Group to 53.2%.

**2002**
- The Group raises its stake in Gucci Group to 54.4%.
- Sale of Guilbert mail order activity to Staples Inc.
- Sale of part of the Credit and Financial Services activity in France and Scandinavia to Crédit Agricole SA (61% of Finaref) and to BNP Paribas (90% of Facet).

**2003**

- The Group raises its stake in Gucci Group to 67.6%.
- Sale of Pinault Bois & Matériaux to the Wolesley group in the UK.
- Sale of the Guilbert "contract" activity to the American group Office Depot.
- Further sale of 14.5% of Finaref.

**2004**

- The Group raises its stake in Gucci Group to 99.4% following tender offer launched in April-May.
- Sale of Rexel.
- Divestment of the Group's remaining 24.5% stake in Finaref.

**2005**

- Change in the corporate name: Pinault-Printemps-Redoute becomes PPR.
- Sale of MobilePlanet.
- Sale of the 10% residual stake in Facet.

**2006**

- Sale in two stages of France Printemps to RREEF and the Borletti group, 51% in 2006 and 49% in 2007.
- Sale of Orcanta to the Chantelle group.
- Sale of the Bernay industrial site (YSL Beauté Recherche et Industrie).
- Termination of Fnac Service activities.
- Conforama acquires majority control of Sodice Expansion.
- Redcats Group acquires The Sportsman's Guide, Inc.

# Key consolidated figures

| [illegible] | 2005 | 2006 | Change |
|---|---|---|---|
| Revenue | 16,937.9 | 17,930.9 | +5.9% |
| *Revenue earned outside France (as a % of revenue)* | *53.8%* | *55.2%* | *+1.4 pt* |
| Gross margin | 7,339.1 | 7,855.7 | +7.0% |
| **Recurring operating income** | **1,062.6** | **1,274.5** | **+19.9%** |
| *Operating margin (as a % of revenue)* | *6.3%* | *7.1%* | *+0.8 pt* |
| **Income before taxes** | **758.3** | **984.4** | **+29.8%** |
| Net income from continuing operations attribuable to equity holders of the parent | 536.4 | 679.7 | +26.7% |
| **Free cash flow from operations[1]** | **917.2** | **1,069.6** | **+16.6%** |
| **Debt-to-equity at 12/31** *(net financial debt as a percentage of shareholders' equity for the consolidated entity)* | **56.4%** | **37.9%** | **-18.5 pts** |

| Per share data (in €) | 2005 | 2006 | Change |
|---|---|---|---|
| Net income per share from continuing operations attribuable to equity holders of the parent | 4.52 | 5.60 | 23.9% |
| Net dividend per share | 2.72 | 3,00[2] | 10.3% |

Excluding non-recurring operating items, the change in net income from continuing operations attribuable to equity holders of the parent was as follows:

| | 2005 | 2006 | Change |
|---|---|---|---|
| Net income from continuing operations attribuable to equity holders of the parent | 531.0 | 698.0 | 31.5% |
| Net income per share from continuing operations attribuable to equity holders of the parent (in €) | 4.47 | 5.75 | 28.6% |

*(1) Net cash from operating activities- net aquisitions of intangible assets and property, plant and equipment.*
*(2) Submitted to the approval of the Shareholders' Meeting of May 14, 2007.*

**BREAKDOWN OF REVENUE BY ACTIVITY**


17.9%
Luxury Goods
2005
82.1%
Retail
19.9%
Luxury Goods
2006
80.1%
Retail

**BREAKDOWN OF REVENUE BY GEOGRAPHICAL AREA**


1.1%
Oceania
6.0%
Asia
9.4%
Africa
12.3%
Americas
46.2%
France
25.0%
Europe (excluding France)
1.1%
Oceania
6.5%
Asia
9.8%
Africa
12.8%
Americas
44.8%
France
25.0%
Europe (excluding France)

**BREAKDOWN OF RECURRING OPERATING INCOME BY ACTIVITY [1]**


35.0%
Luxury Goods
2005
65.0%
Retail
42.7%
Luxury Goods
2006
57.3%
Retail

[1] Excluding holding company and others.

**BREAKDOWN OF EMPLOYEES AT DECEMBER 31 BY ACTIVITY**


16.0%
Luxury Goods
0.4%
Holding Company
83.6%
Retail
16.9%
Luxury Goods
0.4%
Holding Company
82.7%
Retail

# The PPR group

## A LEADING PLAYER

PPR is driven by its goal of sustainable growth and continues to expand internationally in a spirit of achievement and creativity.

The Group is a leader in each of its Luxury Goods and Retail activities, through both the power of its brands and the skills of its teams.

The Group's specific balance in terms of products, sales formats and geographical locations has been the engine for its above-market growth.

The size of the Group, which recorded nearly €18 billion in revenues in 2006, is also a major competitive advantage.

Because of the size and diversity of its activities, there is no single competitor on the scale of PPR. Each brand is developing in its own competitive environment, as described in the section on the Group's activities.

## POSITIONING AND STRATEGY

PPR is a global leader in two universes: Luxury Goods and Retail. This unique positioning reflects the Group's strategic choices and its entrepreneurial spirit.

### A strong entrepreneurial culture

Since its inception in 1963, the PPR Group has constantly been on the move, guided by a strong entrepreneurial culture. At each stage in its history, PPR has acted boldly and imposed its performance-driven culture, developing each of its businesses and offering them strong prospects for growth. The entrepreneurial spirit lies at the heart of the Group's fundamental identity and has made PPR a global player in Luxury Goods and Retail.

### An efficient combination of two businesses

PPR combines Luxury Goods and Retail, two universes of different yet complementary products, since their success is closely tied to brand management, customer service quality, and control of distribution. Luxury Goods and Retail are among the most profitable sectors, acting as the main contributors to PPR's particularly attractive profile. Gucci Group, with its prestigious brands, gives PPR a global presence in high-growth markets. The Retail companies are major players in stable and mature consumer markets. By combining both universes, PPR achieves a special balance in terms of products, sales formats, brands and geographic locations, driving higher-than-average growth in its markets.

### A strategy of growth, with an emphasis on international activities

PPR is growing mostly through organic growth, generating strong cash flow, and emphasis on international activities.

In the Luxury Goods activity, Gucci Group combines leading brands with a differentiated positioning, the complementary features of which form one of the greatest assets. These prestigious brands are on the rise thanks to the growing success of their designers' collections and their craftsmens' expertise. The relevance of their positioning and their development in global markets offer the most promising momentum for growth.

The Retail companies provide steady organic growth in promising markets because of their constant expansion and renewal of the product and service offering, the deployment of e-commerce, the launch of innovative store concepts, and the expansion of the retail network, particularly abroad, both in traditional countries and in high-potential new markets.

### A decentralised operational management combined with pooled resources and skills

The organisational style of PPR has long favoured operational decentralisation and proximity to the market and the customer, factors that guarantee responsiveness and speed of adaptation. Resources are pooled to improve performance.

Knowledge-sharing among the various brands and companies is systematically encouraged to exploit the specific expertise of each company and brand in order to promote group-wide creativity and innovation. This organisation is a key factor in the performance of the Group's activities.

# GROUP ORGANISATIONAL CHART AS OF 12/31/2006


PPR
99.49%
100% Gucci
86.28% Bottega Veneta
100% Yves Saint Laurent
100% YSL Beauté
Other Brands
Balenciaga (91%)
Boucheron (100%)
Sergio Rossi (100%)
BEDAT & CO (100%)
Alexander McQueen (51%)
Stella McCartney (50%)
Redcats 100%
Conforama 99.95%
Fnac 100%
CFAO 99.94%

[illegible] 31, 2006

LUXURY GOODS

GUCCI

BOTTEGA VENETA

YVES SAINT LAURENT

YSL BEAUTE

BALENCIAGA

BOUCHERON

sergio rossi

BEDAT & Cº
GENEVE

ALEXANDER McQUEEN

STELLA McCARTNEY

RETAIL

REDCATS Group

fnac.com

Conforama

CFAO
cfaogroup.com

# 2 The Group's activities

# Presentation of the Luxury Goods activity: Gucci Group

- A worldwide player in Luxury Goods
- A portfolio of leading brands: Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney
- 19.9% of PPR's total revenue
- 42.7% of PPR's recurring operating income (excl. holding company)

**3,568**
€ million in revenue in 2006

**565**
€ million recurring operating income

**13,261**
employees at the end of 2006

**454**
directly-operated stores at the end of 2006

## A LEADING PLAYER IN THE LUXURY GOODS INDUSTRY

Gucci Group is one of the world's leading multi-brand luxury companies with a portfolio of premier brands. Gucci, Bottega Veneta and Yves Saint Laurent are the Group's flagship brands. YSL Beauté, Gucci Timepieces, Boucheron, BEDAT & CO and Sergio Rossi have opened up new market segments and complementary expertise in fragrances, cosmetics, beauty care products, watches, jewellery and shoes. Finally, Balenciaga, Alexander McQueen and Stella McCartney show promising growth potential.

Gucci Group's competitors in the Luxury Goods market include multi-brands and multi-products groups, high-end luxury goods and ready-to-wear companies, along with fragances and cosmetics groups, jewellery and watch companies as well as groups which have their origins in fine leather goods and shoes manufacturers.

**BREAKDOWN OF 2006 REVENUE BY BRAND**


10.6%
Other
17.6%
YSL Beauté
5.4%
Yves Saint Laurent
7.5%
Bottega Veneta
58.9%
Gucci

**BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY**


1.1%
Skincare products
4.5% Jewellery
5.0% Cosmetics
5.1%
Watches
6.1%
Other
11.6%
Shoes
12.3%
Ready-to-wear
11.5%
Fragrances
42.8%
Leather goods

## GLOBAL PRESENCE

Gucci Group is present in all of the world's major luxury goods markets. The Group has consolidated its positions and developed in all regions where its brands are present. It has strengthened its presence in those regions where the growth potential shows the most promise, namely in China, India and Russia. All of the Gucci Group brands are developing a significant local client base, while continuing to exploit the opportunities offered by the global tourist market.

Europe, the Group's core market, generated revenues of €1,501 million in 2006, up 19.5%.

North America, a high-potential region for the luxury goods industry given its importance in the global economy, posted revenues of €712 million in 2006, an increase of 19.8% on 2005.

Gucci Group has significantly strengthened its positions in Asia, a key market for the luxury goods industry. In fact, at the end of 2006, of the 454 directly-operated stores 235 were located in this region, which will account for two-thirds of the 2007 openings.

## A RICH AND BALANCED PORTFOLIO OF BRANDS

Gucci Group designs, manufactures and markets high-end luxury goods products, including, leather goods, shoes, ready-to-wear, watches, jewellery, fragrances, cosmetics and beauty care products. The extensive product range is one of the Group's greatest strengths, the source of its organic growth and one of the keystones to the acquisition policy conducted between 1999 and 2001.

As a multi-brand group, Gucci Group has promoted the sharing of knowledge among its various brands, capitalising on the specific expertise of each brand.

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


42.1%
Europe
4.6%
Other
17.0%
Asia Pacific excluding Japan
16.3%
Japan
20.0%
North America

**NUMBER OF DIRECTLY-OPERATED STORES**


196
278
336
382
398
426
454
33
41
66
75
75
74
75
31/10/00
31/10/01
31/10/02
31/10/03
31/12/04
31/12/05
31/12/06
Gucci
Bottega Veneta
Yves Saint Laurent
Other

## A HIGHLY CONTROLLED DISTRIBUTION NETWORK

Management of brands and brand image is tightly controlled through the distribution network.

The carefully controlled development of an integrated distribution network with a sound geographical basis has been a key strategic focus for Gucci Group. Fashion goods and accessories are primarily sold in directly-operated stores, which are designed according to a specific concept for each brand, ensuring consistency in terms of product display and service quality around the world. In 2006, the 454 directly-operated stores generated 55% of Gucci Group revenue.

Gucci Group's products are also distributed through selected exclusive franchise stores, duty-free boutiques, department and specialty stores. YSL Beauté focuses on sales outlets that best reflect the prestigious image of its products. Distribution is provided through subsidiaries in upscale perfume shops, department stores and duty-free boutiques.

## A RIGOROUS COMMUNICATION POLICY

Through rigorous management of brand image, a tight communication policy, outstanding product quality and a carefully controlled distribution network, Gucci Group has reinforced its brand reputation and positioning over the past few years. Through the presentation of collections, advertising campaigns, public relations, special events, interior decoration and window displays, the Gucci Group communication strategy seeks to preserve brand exclusivity, while ensuring a high-end image and reinforcing international, national and local positioning.

**CONTRIBUTION OF EACH BRAND TO 2006 RECURRING OPERATING INCOME**

(as a % of recurring operating income)


108.2 %
9.7 %
-8.7 %
5.7 %
-14.9 %
Gucci
Bottega Veneta
Yves Saint Laurent
YSL Beauté
Others

## EXCEPTIONAL QUALITY

Gucci Group takes care, regarding the managment of its supply chain, to guarantee exceptional product quality. To achieve this, the Group selects the very best materials and exercises very strict controls over production, whether in-house or by scrupulously selected and controlled outside partners. Prototype development and the entire manufacturing process are monitored constantly for quality control. In addition, Gucci Group is making its supply chain more flexible in order to rotate its collections and replenish stocks faster during the season. Permanent market intelligence ensures the highest level of performance in terms of its supply network.

## STRATEGY

Gucci Group's strategy is based on two main objectives: ensuring revenue growth and profitability at Gucci Group, and assigning a specific role to each brand within the Group, so as to maintain the consistency of their positioning in terms of market segment and product category.

Gucci Group has overhauled its organisational structure. The Group has granted substantial autonomy, within specific guidelines, to the CEOs of the various brands who are now in charge of design, merchandising and all aspects of the operating and financial results of their respective brands.

## OUTSTANDING FINANCIAL PERFORMANCE

In 2006, Gucci Group posted revenue of €3,568 million, representing 19.9% of the PPR Group's total revenue, an in increase of 17.6%. It also generated recurring operating income of €565 million, representing 42.7% of Group recurring operating income (excl. holding company).

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


2,710
291
3,034
392
3,568
565
2004[1]
2005
2006
Revenue
Recurring operating income

[1] Adjusted for the reporting period of Gucci Group.

# GUCCI

Brand established in
**1921**

**2,101**
€ million in revenue in 2006

**612**
€ million in recurring operating income in 2006

**6,059**
employees at the end of 2006

**219**
directly-operated stores at the end of 2006

## BUSINESS CONCEPT

Founded in 1921, Gucci celebrated its 85th year anniversary during 2006, further enhancing its reputation as a world leader in fashion and luxury goods. As Gucci Group's flagship brand, Gucci is one of the most prominent and profitable brands in the luxury sector. Gucci manufactures and markets leather goods (handbags, small leather goods, and luggage), shoes, ready-to-wear, ties and scarves, timepieces and jewellery. Moreover, Gucci grants licenses for the production and distribution of eyewear and fragrances by global industry leaders for these categories.The products are sold exclusively through directly-operated stores and exclusive Gucci franchise stores, department stores and specialty stores around the world. The online boutique which guaranties a high quality luxury driven service of the brand reputation has become a complementary distribution channel in the USA, UK, Germany and France.

## POSITIONING

Gucci's heritage, unique in the world, is built on solid foundations: outstanding quality, uncompromised craftsmanship and absolute *made in Italy*.
Spurred by Frida Giannini, the creative teams are drawing greater inspiration from the iconic brand symbols (Horsebit, Bamboo Green/Red/Green web, Flora), reinventing them in a more modern and luxurious way. Their understanding and appraisal of the brand's heritage – together with their fresh and modern interpretation – drove Gucci to the excellent results achieved in 2006.

Through a creative and innovative offering, underscored by an enhanced communication policy and the development of exclusive, luxurious and desirable products, Gucci has thus confirmed its outstanding growth potential in its main product categories and regions worldwide.

## STRATEGY

Gucci's growth strategy emphasises three main areas of action. The brand is capitalising on its lead positioning in luxury fashion, innovation and product quality. It is maintaining the momentum achieved in leather goods and shoes, based to Gucci's historical core business.

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


3.5%
Other
33.9%
Europe
21.4%
North America
22.2%
Asia Pacific excluding Japan
19.0%
Japan

**BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY**


6.9%
Other
4.5%
Jewellery
7.2%
Watches
55.5%
Leather goods
12.5%
Ready-to-wear
13.4%
Shoes

Moreover, the brand exploits new opportunities in ready-to-wear while investing in long-term opportunities such as jewellery and watches and in complementary and innovative networks like e-commerce.

Gucci operates in 60 countries all over Europe, United States and Asia. Thanks to its global recognition, the brand has an exceptional appeal in the main geographical areas. A successful path has been developed in fast growing emerging markets such as China – where Gucci has been present for 10 years, with 10 stores at the end of 2006.

## FINANCIAL RESULTS

In 2006, Gucci revenue amounted to €2,101 million, an increase of 16.3%. Directly-operated stores represented 70% of 2006 revenue and recorded a 16.1% increase.

Gucci posted a double-digit growth rate in each of the major geographical areas (excl. Japan) and has also posted substantial growth in all product categories. Leather Goods – cornerstone to the Gucci heritage – continues to represent more than 56% of revenue, an increase of 18.8%.

Gucci recorded a significant increase in recurring operating income, which rose by 26.0% to €612 million, with operating margin at 29.1%, compared to 26.9% in 2005.

## HIGHLIGHTS OF 2006 AND OUTLOOK FOR 2007

In February 2006, Frida Giannini – who was already responsible for Accessories and Women's Ready-to-Wear – became the sole Gucci Creative Director, and also assumed responsibility for Men's Ready-to-Wear. In her first Spring-Summer men's collection in 2007 she exploited the coordination of Gucci woman and Gucci man.

The Gucci brand celebrated its 85th anniversary in 2006. Frida Giannini marked the occasion by presenting a new limited edition handbags collection which pays homage to the brand icons, to be sold exclusively from July to December.

In June, the Gucci timepieces activity, managed by the Gucci Group, was directly integrated into the Gucci brand. This integration will combine under a unified strategy the proven watch-making expertise of the Swiss with the brand's management skills.

In the same period, Gucci signed a new global long-term exclusive licensing agreement with Procter & Gamble Beauty for the production, sale and distribution of luxury fine fragrances, with the aim of developing the untapped potential of the fragrance industry for the brand.

In the fourth quarter of 2006, Gucci notably opened two new flagships in its key markets. The brand inaugurated an eight-story glass tower in Ginza Tokyo, representing the most striking and luxurious Gucci retail destination. At Hong Kong landmark, Gucci has opened a two-level boutique in the Central District of Hong Kong. In 2006, Gucci opened 12 new stores, increasing the number from 207 at the end of 2005 to 219 as December 2006.

In 2007, Gucci will continue to bolster its strategic markets and develop emerging markets. The brand will continue to develop its network of directly-operated stores and will pursue the renovation of boutiques on strategic sites. In December 2006, a lease was signed for the new flagship store New York, expected to open in 2008 and become the largest Gucci store in the world.

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


1,590
423
1,807
485
2,101
612
2004[1]
2005
2006
Revenue
Recurring operating income

[1] Adjusted for the reporting period of Gucci Group.

# BOTTEGA VENETA

Brand established in
**1966**

**267**
€ million in revenue in 2006

**55**
€ million in recurring operating income in 2006

**926**
employees at the end of 2006

**97**
directly-operated stores at the end of 2006

## BUSINESS CONCEPT

Bottega Veneta – meaning "Venetian atelier" – creates luxury goods based on its core values of quality, craftsmanship, exclusivity and discreet luxury. The brand began as a leather goods house made famous through its signature *intrecciato*, a unique leather weaving technique created by the Bottega Veneta craftsmen, and it now has a full product range of leather goods (handbags, small leather goods and a complete luggage collection), men and women's ready-to-wear, shoes, and other accessories. The brand recently launched fine jewellery, new home furniture collections and decoration accessories.

Bottega Veneta products are sold exclusively through a tightly controlled distribution network of directly-operated stores, exclusive franchise stores and carefully selected department and specialty stores around the world.

## POSITIONING

From its inception, Bottega Veneta has been synonymous with the highest craftsmanship, the choice of finest materials, and a design style that is innovative yet sober. It was the first brand to introduce the deconstructed bag as opposed to the usual rigid construction of handbags coming from the French school.

Under the creative impetus of Tomas Maier and a new management team, Bottega Veneta has re-established its high-end luxury positioning with products that satisfy the most demanding clients. By combining traditional luxury values – exclusivity, craftsmanship and the highest quality – with innovation, Bottega Veneta products present both modernity and timeless elegance. Bottega Veneta owes its exceptional product quality to the work of its meticulous craftsmen based in its Venice workshop. The brand's slogan, "When your own initials are enough", and the Bottega Veneta signature found solely inside its products are testament to the brand's understated elegance.

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


0.1%
Other
19.5%
Asia Pacific excluding Japan
31.1%
Japan
19.6%
North America
29.7%
Europe

**BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY**


3.2%
Other
6.2%
Shoes
7.1%
Ready-to-wear
83.5%
Leather goods

## STRATEGY

Bottega Veneta is determined to reinforce its positioning as a luxury lifestyle brand. This is reflected through innovation and the preservation of exclusivity for its flagship leather goods and its most successful activities, namely read-to-wear, shoes, jewellery and home furniture. In addition, all product launches are part of a well-planned and carefully executed strategy.
Bottega Veneta is and will remain an exclusive niche market luxury brand.

## FINANCIAL RESULTS

Bottega Veneta posted record performances in 2006. Revenue grew to €267 million from €160 million in 2005, an increase of 67.2%. This performance is primarily due to the remarkable success of the collections, in both existing and newly opened directly-operated stores (84% of the brand revenues), as well as in the wholesale distribution networks.

In 2006, Bottega Veneta posted recurring operating income of €55 million, up 298.5%.

## HIGHLIGHTS OF 2006 AND OUTLOOK FOR 2007

In 2006, Bottega Veneta was voted the "Most prestigious luxury brand" in the United States, based on a study conducted by the Luxury Institute with American customers. In the UK, the brand was awarded the esteemed "Walpole Award of International Luxury Brand". This is awarded to the international luxury brand that has had the greatest international impact in terms of sales, services and exposure in 2006.

The brand's best sellers continue to be the iconic Veneta and the exclusive limited edition *Cabat* handbag, which continues to fill the waiting lists in many stores. In February, the brand honoured its first special order for a crocodile *Cabat* with a sale price of €60,000 and sold five others during the year.

Sure to be a top seller for the brand, there is already a strong demand for the new line of *intrecciato* (seamless) handbags presented during the 2006 Fall-Winter collection.

Using this expertise, in May 2006 Bottega Veneta patented its *intrecciato* weaving technique in Italy. To preserve the excellence and exclusivity of its leather goods, Bottega Veneta opened a school for leather craftsmen in October. The school will select and train the students in the know-how and painstaking work required to produce Bottega Veneta handbags.

In April, the Bottega Veneta product range was enhanced by a unique jewellery line whose first collection is inspired, once again, by the *intrecciato* technique and a new ensemble of interior furniture and decoration accessories that respect the brand's tradition of craftsmanship. Bottega Veneta also expanded its offering into timepieces with the launch of two clocks during the 2007 Spring-Summer show.
Backed by the success of the first women's ready-to-wear fashion show in 2005, Tomas Maier presented the brand's first men's fashion show in June 2006 for the 2007 Spring-Summer collection.

Bottega Veneta continued to open stores in 2006, increasing the number from 83 at the end of 2005 to 97 at the end of 2006. Two new flagship stores were opened on Avenue Montaigne in Paris (300 square metres) and Tokyo's Omotesando district (270 square meters). The year 2006 was also marked by the launch of the first e-commerce channel in the US, which is already a tremendous success.

In 2007, the brand plans to open several additional stores including a new flagship store in Tokyo's Ginza area. The store will be the brand's largest store (603 square meters). Bottega Veneta will also enter the Chinese market in the year with its first two stores in Shanghai and Beijing.

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


100
160
14
267
55
-7
2004[1]
2005
2006
Revenue
Recurring operating income

[1] Adjusted for the reporting period of Gucci Group.

# YVES SAINT LAURENT

Brand established in
**1961**

**194**
€ million in revenue in 2006

**-49**
€ million in recurring operating income in 2006

**924**
employees at the end of 2006

**63**
directly-operated stores at the end of 2006

## BUSINESS CONCEPT

Founded in 1961, Yves Saint Laurent is one of the greatest fashion names of the late 20th century and a brand whose history is unique. With an aura of magic that has crossed the barriers of time and borders, Yves Saint Laurent embodies fashion and creativity.

The brand creates and markets a full product range of women and men's ready-to-wear, leather goods including small articles, shoes and jewellery. Yves Saint Laurent women's ready-to-wear are manufactured in its own French workshops.

The Yves Saint Laurent network currently has 63 directly-operated stores, including flagship stores in Paris, New York, London, Milan and Hong Kong. Those directly-operated stores generated more than two thirds of Yves Saint Laurent revenues in 2006. The brand is also present in the most prestigious boutiques and multi-brand department stores in the world.

## POSITIONING

Since its creation in 1961, Yves Saint Laurent has indelibly marked the fashion industry and enjoyed global success. Its founder, the couturier Yves Saint Laurent, has built a reputation as one of the 20th century's most innovative and provocative designers. He instigated the move toward ready-to-wear collections, which represented the first step in making designer labels accessible to a wider public.

Yves Saint Laurent was acquired by Gucci Group in 1999 and since then the brand has been repositioned at the top end of the luxury goods market. Under the management of Valérie Hermann, appointed CEO in 2005, and Stefano Pilati, Creative Director since 2004, the brand has renewed the exceptional legacy of its founder while bringing a contemporary approach to its men and women's ready-to-wear collections, leather goods, shoes and jewellery. Around the world, Yves Saint Laurent is synonymous with perfection for both men and women's ready-to-wear, combining elegance, discreet but recognisable lines, refined details and top-quality fabrics.

The brand has expanded its model product lines for leather goods and small leather goods, thus developing iconic products like the *Muse* bag.

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


5.2%
Other
14.0%
Asia Pacific excluding Japan
43.5%
Europe
10.9%
Japan
26.4%
North America

**BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY**


0.9%
Silk
7.3%
Other
39.7%
Ready-to-wear
11.8%
Shoes
40.3%
Leather goods

## STRATEGY

Yves Saint Laurent is currently implementing a plan to improve its financial performance by developing revenue, increasing its gross margin and controlling operating costs.

Within the framework of the brand's repositioning, the company's prime objective is to continue creating highly desirable products, reflecting the very essence of the brand, leverage its historical presence in ready-to-wear, broaden the product range and expand into the strong-growth categories represented by leather goods and accessories.

## FINANCIAL RESULTS

Yves Saint Laurent's revenue totalled €194 million in 2006, an increase of 19.5%.

The directly-operated stores generated 68% of revenue in 2006, an increase of 20.9%. All product categories posted a positive growth rate, with a special mention for the leather goods category, which grew by more than 50%, thus representing approximately 40% of the brand turnover.

Recurring operating losses were significantly reduced to €49 million, compared to €66 million in 2005.

## HIGHLIGHTS OF 2006 AND OUTLOOK FOR 2007

2006 repeated the favourable trends of the prior year-end. This year was a turning point for Yves Saint Laurent, which renewed with commercial success and revenue growth.

The ready-to-wear fashion shows were acclaimed by the press and the celebrities. Yves Saint Laurent has thus consolidated its place among the top luxury brands in its main markets.

The brand also enjoyed several major commercial successes with its newest handbags, notably the *Muse*. Launched at the end of 2005, *Muse* is already a flagship product. This success was followed by the launch of the *Double* and *Rive Gauche* handbags in the second half of 2006. Moreover, by the end of the year, the brand started to market a new and promising handbag, the *Downtown*. Small leather goods, belts, jewellery and shoes also posted impressive growth rates.

The brand relocated its flagship Tokyo store to the Omotesanto Hill area. A directly-operated store was inaugurated at the Breeze Center in Taiwan, as were new points of sale around the world in department stores and under franchise agreements. Certain stores whose performance was poor were closed or transferred, bringing the number of network units to 63 at the end of 2006.

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


169
162
194
2004[1]
2005
2006
-71
-66
-49
Revenue
Recurring operating income

[1] Adjusted for the reporting period of Gucci Group.

# YSL BEAUTE

**626**
€ million in revenue in 2006

**32**
€ million in recurring operating income in 2006

**3,517**
employees at the end of 2006

## BUSINESS CONCEPT

YSL Beauté creates, produces and distributes fragrances and cosmetics under the Yves Saint Laurent and Roger & Gallet brands, as well as fragrances for Gucci Group Brands such as Stella McCartney, Boucheron and Alexander McQueen. The company also produces fragrances under license for Oscar de la Renta and Ermenegildo Zegna. YSL Beauté's operations are fully integrated in a single production plant in France and marketed through 17 retail subsidiaries. The Division sells its products through leading department stores, prestige specialty stores and duty-free shops. The brand uses distributors and agents, overseen by its regional offices, to reach the markets not covered by its subsidiaries.

## STRATEGY

YSL Beauté is a major player in the fragrance and luxury cosmetics market. As a multi-brand company, it develops and expands each one on the basis of the brand's distinctive features. Its products represent the state of the art in terms of quality, creativity and technology. YSL Beauté's business is international in scope, and the company ensures that its products and brands are present on its key markets in order to develop new growth drivers. YSL Beauté's flexibility and reactivity enable it to respond promptly to changing market trends. The company strives constantly to be cost-competitive and focuses on investments generating the greatest return.

YSL Beauté contributes to the global awareness of the Yves Saint Laurent brand as well as of Roger & Gallet, Boucheron and Stella McCartney, and provides Gucci Group with privileged access to the luxury fragrances and cosmetics sector.

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


5.4% Other
4.7% Japan
6.1% Asia Pacific excluding Japan
13.7% North America
70.1% Europe

**BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY**


0.4% Other
6.0% Skincare products
28.2% Cosmetics
65,4% Fragrances

## FINANCIAL RESULTS

In 2006, YSL Beauté's revenue totalled €626 million, an increase of 2.4%. Sales were driven by the success of the YSL brand products, and particularly make-up and fragrances. Recurring operating income was up considerably at 5.2% compared to 2.9% in 2005.

## HIGHLIGHTS OF 2006 AND OUTLOOK FOR 2007

The year 2006 was characterised by the reorganisation of the YSL Beauté head office and industrial activities and the set-up of a new strategy focusing on priority brands and key markets. The Bernay factory was sold in early July 2006.

The activity of YSL Beauté is especially driven by Yves Saint Laurent make-up, a strategic pillar of the brand and the group. In 2006, several new products contributed to its success: *Golden Gloss* (lipstick), *Mascara Infinity Curl, New Summer Look* and the *Perfect Touch* make-up line. YSL Beauté is also planning the launch of two new products, *Everlong Mascara* and *Lip Twins* under the Yves Saint Laurent brand.

In fragrances, the brands of creators such as Stella McCartney will continue to develop. Two new perfumes were launched in the second half, *Stella In Two* by Stella McCartney and a new men's fragrance under the Yves Saint Laurent brand, *L'Homme Yves Saint Laurent.* This new fragrance, which combines creativity with loyalty to the brand's fundamental identity, is one of the world's best selling men's fragrances.

In skin care, the focus has been on the *Hydra feel* beauty care product *Temps Majeur*, a high-end line, which represents the core of YSL Beauté's skin care business.

In early 2007, Anglo-Saxon countries will see the inauguration of a 100% bio beauty care product, called *Care*, under the Stella McCartney brand.

Among the other brands, Roger & Gallet celebrated the bicentenary of *Eau de Cologne Jean Marie Farina* with an exceptional collection announcing the new brand positioning from 2007.

In October 2006, YSL Beauté signed an agreement with Van Cleef & Arpels for the early termination of their fragrance and by-product licence under the Van Cleef & Arpels brand. The agreement will be effective early 2007.

**REVENUE AND RECURRING OPERATING INCOME**

(in € million)


619
26
611
18
626
32
2004¹
2005
2006
Revenue
Recurring operating income

¹ Adjusted for the reporting period of Gucci Group.

# Other brands

**381**
€ million in revenue in 2006

**1,660**
employees at the end of 2006

**75**
directly-operated stores at the end of 2006

The following section covers Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney. Since joining Gucci Group, all of these brands have seen their sales increase significantly, thanks to the individual creative vision of their designers and the Group's financial support.

Gucci Group's support involved substantial investments to fund the development of collections, the opening of exclusive stores in various fashion capitals, the development of the wholesale network for department stores and specialty stores on a worldwide scale, and the implementation of the infrastructure needed to manage the growth.

## BALENCIAGA

The House of Balenciaga is one of the most influential forces in fashion. Founded in 1919 by Cristóbal Balenciaga and established in Paris from 1936, it defined many of the greatest movements in fashion from the 1930's to the 1960's. The provocation of its design and vision, the mastery of techniques and cut, and the constant innovation in fabrics marked out a special place for Balenciaga in the hearts and minds of its privileged clients and followers.

In 1995, Nicolas Ghesquière joined Balenciaga and presented his first collection two years later, at the age of 26. The numerous distinctions awarded this young designer, who was able to capture the attention of both the media and clients, have largely contributed to the brand's commercial success.

While the brand's identity is firmly anchored and evoked in its highly symbolic ready-to-wear collections, the bag and shoe ranges have also enjoyed phenomenal success worldwide. The women's ready-to-wear collection spans a wide price range, from the most emblematic items to the more "universal" products, thus opening Balenciaga's style to a wider public.

In the early years of its modern renaissance, Balenciaga deliberately prioritised the exclusivity of its distribution. With a solid product portfolio and strong demand for the brand's bags, clothes and shoes, Balenciaga is looking at selective international growth for its distribution network. The priority now is to ensure that the brand is represented in an environment that respects the brand's spirit, not only in directly-operated stores but also via franchisees and points of sale in the leading multi-brand stores.

Additional openings are planned for 2007 in Italy and the US, and in Japan, through the *Balenciaga Japan* joint venture set up in 2006.

Franchise and exclusive distribution arrangements were also concluded with leading partners in key franchise markets such as Hong Kong, Taiwan, Singapore, South Korea, Russia, Turkey and the Middle East.

The house of Balenciaga paid a sumptuous homage to its founder though an exhibition at the *Musée de la Mode et du Textile de Paris* from July 2006 to January 2007. This initiative will be renewed in 2007 during a retrospective at New York's *Metropolitan Museum of Art* honouring Paul Poiret, one of the 20th century's great couturiers.

# BOUCHERON

Boucheron is the French jewellery par excellence. Established in 1858, Boucheron was the first jewellery to establish a store on the famous Place Vendôme in 1893. It was also the first to use new materials in its jewellery and launch innovative products, such as interchangeable watch straps. For nearly 150 years, Boucheron has been a trend-setter in the exclusive world of luxury jewellery, acquiring an international reputation.

A Gucci Group subsidiary since 2000, Boucheron manufactures and markets jewellery, watches and luxury fragrances through directly-operated stores, including its Place Vendôme flagship store in Paris, franchise stores, department stores and exclusive multi-brand boutiques. Three new franchise boutiques were inaugurated in Hong Kong, Kuala Lumpur and Baku in Azerbaijan. Boucheron continued its sales development for department stores and multi-brand stores in new markets, such as Spain and the Middle-East.

In July 2006, Boucheron launched a new luxury jewellery collection called *Trouble Désir II*, following the resounding success of the *Trouble Désir* collection, and a new jewellery line *Exquises Confidences*, as well as a new women's watch *Reflet*. These new items were all very well received and contributed to the positive results posted in 2006.

Furthermore, Boucheron has diversified its offer in cooperation with other Luxury brands. The jewellery has thus decorated the famous Alexander McQueen python *Novak* handbag and adorned two *Vertu* mobile telephones.
Boucheron's fragrance business has been managed by YSL Beauté since 2003.

# sergio rossi

Since its creation as a *calzaturificio* or shoemaker in the late Sixties in Italy, Sergio Rossi has relied on its undeniable expertise to promote a very specific vision of the shoe as a "beauty product" for the feminine silhouette. The brand also articulates its vision through accessories in leather goods and small leather goods as well as men's shoes.

Following an acquisition process that began in 1999, Gucci Group assumed full control of Sergio Rossi in 2006, a turning point in the shoemaker's history.

The creations of Edmundo Castillo, appointed as the brand's Creative Director last year, were very well received and contributed to the remarkable revenue growth in 2006. A new team was also appointed to provide fresh impetus to the development of leather goods.

Sergio Rossi products are sold in 43 directly-operated boutiques, and through 19 franchises as well as an exceptional department and specialty store sales network. Renewed interest in the brand contributed to the opening of new stores, including the flagship New York store and several franchised boutiques, particularly in China where Sergio Rossi pioneered the women's luxury shoe industry and now operates 4 stores.

## BEDAT & Cº GENEVE

Founded in 1996 by Simone and Christian Bédat, BEDAT & CO is an exclusive and contemporary watch brand which combines quality with timeless value. BEDAT & CO watches are distributed primarily in the United States, Italy and Japan. BEDAT & CO offers a limited number of models, whose quality and Swiss origin are guaranteed by the AOSC® certificate.

In June 2006, when Gucci Group Watches was integrated into the Gucci brand, BEDAT & Co was aligned with Boucheron.

The new management's goal for the coming years is to continue to encourage the brand's growth by extending product offerings and expanding distribution, in order to realise its full potential.

## ALEXANDER MCQUEEN

Known for his audacity and creativity, Alexander McQueen has an impressive reputation in the world of fashion.

A subsidiary of Gucci Group since 2001, Alexander McQueen primarily markets women's accessories and ready-to-wear. New categories of men's ready-to-wear, shoes and small leather goods have been added to the brand portfolio, enabling a broader global offer. In view of the success of the handbag line created for the 2005 Fall-Winter collection, it was developed further in the 2006 Spring-Summer collection. It represents a promising base for the Alexander McQueen accessories collections.

In addition, the company has entered into several strategic licensing agreements that will enable the international marketing of its creations to a wider public. Initiated in June 2005, the exclusive three-year licensing agreement with Puma AG involves a co-branded line of high-end sport shoes for men and women The agreement signed with SINV SpA in November 2005 enabled the launch of a ready-to-wear jean denim line marketed under the *McQ* label. Bolstered by a worldwide advertising campaign, the first two collections, 2006 Fall-Winter and 2007 Spring-Summer, were particularly well received by the press and buyers.

In July 2006, the brand announced a partnership with Samsonite to develop a capsule luggage collection *Samsonite Black label by Alexander McQueen* that will be marketed in the first quarter of 2007.

Alexander McQueen products are distributed in directly-operated stores, department stores and high-end specialty stores. The brand has three directly-operated stores in London, Milan and New York. In the last two years, Alexander McQueen has opened several shop-in shops with leading store chains in the UK (Harvey Nichols and Selfridges), France (Le Printemps), Asia (Joyce in Hong Kong and Via Bus Stop in Tokyo) and in the US (Saks 5th Avenue).

The first franchise for the brand was inaugurated in Istanbul in September 2006, with an additional opening planned for a prime location in Moscow by April 2007.

## STELLA McCARTNEY

Created in partnership with Gucci Group, the Stella McCartney brand unveiled its first collection of ready-to-wear to the media and leading clients from around the world in October 2001. Since then, the brand's operations have developed at a steady rate, and collections of shoes, bags and other accessories have been added to the core ready-to-wear activity.

The Stella McCartney brand is distributed thorough three directly-operated stores in New York, London and Los Angeles. Its products are also available through a worldwide distribution network, where the brand's collections are presented in in-store environments that feature the brand's emblems.

The strength and breadth of appeal of the Stella McCartney brand name has also been demonstrated by the success of its licenses. They are carefully managed and granted to major international partners capable of respecting and promoting the brand's identity and values.

YSL Beauté accompanied the launch of the *Stella* fragrances in 2003 and *Stella In Two* in 2006, both of which were highly successful.

Licensed Stella McCartney eyewear has also been distributed since 2003.

In early 2005, a major partnership agreement was signed with Adidas for a women's sportswear line. *Adidas by Stella McCartney* products are now distributed throughout the world thus enabling the successful launch of new lines, including *Tennis* and *Wintersports* in 2006.
In December 2006, Stella McCartney announced a distribution deal with Unit & Guest in Japan and the opening of its first flagship store in this country by 2008.

# Presentation of the Retail activity

- Leading companies in France and worldwide
- 80.1% of PPR's total revenue
- 46.0% of revenue generated outside of France
- 11.3% of revenue over the Internet
- 57.3% of PPR's recurring operating income (excl. holding company)

**14,365**
€ million in revenue in 2006

**759**
€ million in recurring operating income

**64,891**
employees at the end of 2006

**527**
company stores at the end of 2006
(directly-operated and affiliated)

## A PORTFOLIO OF LEADING AND INNOVATING BRANDS

PPR is a European market leader in the promising retail markets of electronic goods and household appliances, apparel, furniture and cultural products. As a result of CFAO presence, PPR is also active in Africa, where the Group leads in automotive and pharmaceutical distribution.

The reputable companies of PPR have strong growth potential and combine all sales formats: specialist stores in city centres or suburbs and home shopping by catalogue and e-commerce, a segment in which PPR is now a leading player.

The companies' innovation capacity is also a key development asset. In fact, they are constantly adjusting and reinventing themselves, depending on customers and consumers' desires and the evolution of products and services. To achieve this, the companies launch new differentiating concepts which give them a major competitive advantage.

**BREAKDOWN OF 2006 REVENUE BY COMPANY**


15.4%
CFAO
30.2%
Redcats
22.8%
Conforama
31.6% Fnac

**BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY**


20.8 %
Other
28.4 %
Electrical and household appliances
13.5 %
Cultural products
21.8 %
Fashion, accessories, beauty care
15.5 %
Furniture

| Companies | Classification | Positioning |
|---|---|---|
| **Redcats** | No. 1 in B-to-C* home shopping in France, Scandinavia and Portugal<br>No. 3 worldwide in home shopping, fashion and home decoration | Leading fashion brand, a multi-channel operator, specialist catalogue concepts |
| **Fnac** | No. 1 retailer of cultural and technological products in France, Belgium, Spain and Portugal | Historical pioneer in new technologies, unequalled range of books and publications |
| **Conforama** | No. 1 in furniture in France<br>No. 2 worldwide in household equipment | Positioned as a discounter with a multi-style and multi-product offering and immediate availability of products |
| **CFAO** | No. 1 in automotive and pharmaceutical distribution in Africa and the French overseas departments and territories | Over a hundred years of experience on the African continent, dedicated professional teams, exclusive agreements with the major global brands |

* B-to-C: Business-to-consumer

## INTERNATIONAL PRESENCE, A MAJOR GROWTH DRIVER

PPR focuses particular attention on developing its companies abroad, which is an important growth driver. In 2006, the international segment accounted for 46.0% of total Retail revenue and 46.6% of recurring operating income. Thanks to their relevant concepts and team expertise, the Group's companies have successfully gained a solid foothold abroad. They focus on two strategic growth objectives: consolidating their presence on traditional markets and setting up in new countries offering high potential.

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


1.1%
Asia and Oceania
54.0%
France
10.6%
Americas
12.2%
Africa
22.1%
Europe excl. France

**BREAKDOWN OF 2006 REVENUE BY SALES FORMAT**


50.8%
Stores
16.2%
Other
11.3%
Internet
21.7%
Catalogues

## INCREASE IN INTERNET SALES

PPR has become one of the leading players in e-commerce thanks to its brands' reputation and their expertise in logistics and customer relations. In 2006, the Group recorded revenue totalling €1,629 million, an increase of 23.1%.

Increasing use of the Internet has generated substantial momentum for PPR sales, boosted sales performance and generated new synergies thanks to the complementary nature of the various PPR sales formats.

The Internet is a supplementary sales channel that attracts new customers to the Group's companies which extends and diversifies the offering, particularly through on-line sales, and transforms customer relations through more personalised ranges. The company's web activity proved the strongest growing sales channel, recording exceptional growth rates in some product categories such as white goods (home appliances), brown goods (retail electronics) and grey goods (computers and mobile phones).

## CUSTOMER SATISFACTION: A TOP PRIORITY

The optimisation and personalisation of customer relations are among the constant challenges faced by the PPR Group, the focal points being customer knowledge, satisfaction and loyalty.

The Retail companies have placed a great emphasis on in-store reception and service. Customer satisfaction, and consequently the performance of the sales outlets, depends on the quality and skill of the sales teams in their day-to-day work.

Most of the Group companies have launched loyalty card schemes as a way of stimulating customer relations, thus providing another element of support for customer service. Cardholders are entitled to savings and special services.

Finally, PPR also offers after-sales service as another means of optimising customer service. Since 2002, the Group has combined the expertise of its companies to offer an effective, permanent after-sales service.

## A STRONG STORE NETWORK DESIGNED TO MAKE SHOPPING A PLEASURE

There is a growing need among consumers for shopping to be a pleasant, novel and appealing experience. The PPR companies have responded by adapting their sales areas, thus encouraging customers to consider new products in an aesthetically pleasing, welcoming and human environment. While ensuring that the fundamentals of an identity are maintained, the Group companies have also focused on what makes them stand out by setting up new store layouts and upgrading the commercial architecture of their stores and product displays. The sales areas bear the individual stamp of each company, recognisable internationally.

## CONSTANT PURCHASING OPTIMISATION

PPR has set up many Group-wide structures and tools to optimise its purchasing. This entails the sharing of expertise common to all its companies, the pooling of resources, bulk purchasing and rationalisation and the industrialisation of methods.

If the Group companies specialise in managing sales and marketing the product range, formulating their requirements based on sales policy and customer characteristics, it is PPR Purchasing that negotiates with suppliers. **PPR Purchasing** is the Group's central buying unit for white goods (household appliances), brown goods (retail electronics), grey goods (computers and phones) and consumables (batteries, printer cartridges, and CD-ROMs).

For brand products, PPR Purchasing negotiates annual framework contracts with all suppliers, and the purchase prices for all products whether or not they are common to several companies. As far as in-house brand products such as Grandin/Höher or exclusive brands like Saba, the involvement of PPR Purchasing makes it possible to set up a flexible organisation based on the Group's expertise. Quality tests are conducted in the laboratories of La Redoute and Fnac.

In 2006, PPR Purchasing negotiated more than €2.2 billion worth of direct purchases, generating savings of €18 million.

Buyco is the Group's shared platform which centralises purchases of non-commercial goods and services used by the companies, including till bags, point-of-sale advertising support, transportation, photocopiers or advisory services. In 2006, Buyco negotiated more than €1.1 billion worth of indirect purchases, improving purchasing terms and conditions by €18.8 million.

Two cross-functional purchasing tools, namely e-sourcing, which enables the organisation of on-line auctions involving several suppliers, and e-procurement (on-line procurement for indirect purchases), have been added to reinforce the structures used to improve and streamline Group procurement management.

In 2006, PPR negotiated €341 million worth of purchases using Agentrics, with savings of more than 10% on the recommended price.

## LOGISTICS, THE STRONG LINK IN DISTRIBUTION

PPR endeavours to supply top-quality products on time, at the right place and at the lowest cost.

The adaptation of logistics to changing markets and ever-distant sourcing locations is a Group priority. For the 2004-2008 period, PPR is pursuing three main objectives: optimisation of territorial coverage, greater centralisation thanks to increased storage capacity, and lower transport and rental costs.

## FINANCIAL RESULTS

In 2006, sales by the Retail activity remained steady, increasing by 3.3% to €14,365 million, against a backdrop of lower consumer spending. Recurring operating income stood at 759 million euros.

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


13,456
736
13,906
729
14,365
759
2004
2005
2006
Revenue
Recurring operating income

**BREAKDOWN OF 2006 RECURRING OPERATING INCOME BY COMPANY**


29.7%
Redcats
24.0%
CFAO
22.4%
Fnac
23.9%
Conforama

# REDCATS Group

- No. 1 in B-to-C[1] home shopping in France, Scandinavia and Portugal
- No. 3 worldwide for home shopping in fashion and home decoration
- Active in 28 countries through 17 brands
- 3 distribution channels:
  - over 60 e-commerce sites
  - over 30 catalogues
  - over 100 stores in France and internationally
- 30.4 million active customers in the world
- 24 million individual visitors per month on all the global sites
- Over 100 million parcels distributed per year

**4,332**
€ million in revenue in 2006

**225**
€ million in recurring operating income in 2006

**19,959**
employees at the end of 2006

More than **60** e-commerce sites

## BUSINESS CONCEPT

Redcats represents a common business line, home shopping, drawing together established, easily identifiable brands that are leaders in their respective markets. Redcats primarily retails products in the areas of apparel and home furnishings and appliances. The company is active in 28 countries, including 11 through partnership, and uses a multi-channel retail approach combining catalogues, Internet sites and specialty stores.

## A PORTFOLIO OF LEADING BRANDS

Redcats has a portfolio of prestigious brands. Whether specialists in a specific segment or multi-specialists serving a wider audience, they develop new products and services. The brands constantly seek to be at the cutting edge in terms of innovation and creativity in order to better anticipate customers' expectations and meet their wishes.

**BREAKDOWN OF 2006 REVENUE BY SALES FORMAT**


4.7%
Stores
31.2%
Internet
64.1%
Catalogues

1. *Business-To-Customer: sale by the distributor to a particular customer.*

## FRENCH BRANDS

**La Redoute**, the leading home shopping and women's ready-to-wear company in France, offers its "French touch" in 22 countries. The apparel offering is retailed through its specialist and multi-specialist catalogues such as Anne Weyburn (for older women) or Taillissime (for men and women's outsizes). The brand also includes home furnishings and decoration, with specialised catalogues such as *AM.PM.*, *Solutions Maison* or *So'Home*. On the Internet, La Redoute is the top home shopping company for fashion and home decoration, with an average of 14 million hits per month in the second half of 2006, the laredoute.fr website now accounts for 40.2% of total revenue. La Redoute has confirmed its role as a "style trendsetter", adding more and more designers and brands. Despite an unusually fierce competitive environment in 2006, La Redoute continued to gain market share over its direct competitors.

**La maison de Valérie** specialises in household equipment (mainly furniture and home decoration). In 2006, it completely revamped its offering based on the lifestyles and needs of its customers, while maintaining a positioning based on credit accessibility and attractive prices. The new slogan, *Accomplice to your desires*, reflects this change.

The Redcats Children and Family activity consists of the **Vertbaudet**, **Somewhere** and **Cyrillus** brands.

Specialising in children, **Vertbaudet** develops such concepts as "children's stories" for ready-to-wear, "bedroom stories" for decoration and bed linen, and "VB2U", which is exclusively devoted to 10-15 year-olds. Vertbaudet continues to demonstrate its mastery of on-line distribution, particularly with the development of new categories for its e-commerce site, named the site most visited by mothers in 2006, and the launch of a site designed for young and future parents: planet.vertbaudet.com. The brand now has a direct presence in Spain, Portugal, the United Kingdom and Switzerland, and in Saudi Arabia it operates via a partnership.

Specialising in casual wear, the **Somewhere** brand has expanded its biological line, called b.i.o. (believe in origins), which was successfully launched last year.

**Cyrillus** confirmed the success of its "classic, modern and chic" positioning and welcomed, for the first time, designer Eric Bergère for a Fall-Winter 2006 mini-collection. A multi-channel brand, Cyrillus publishes nine catalogues in four languages (French, English, Japanese and German) and has a network of 42 boutiques around the world in addition to its websites. In 2006, Cyrillus launched a new trendy community fashion site called "chezcyrillus.fr".

The Redcats "Senior" activity is based on the **Daxon** brand (fashions in wellbeing and home furnishings), which now has specialised product ranges from **Edmée** (positioned in the accessible *casual wear* sector) and **Celaia** (collection for active women over the age of 45). Daxon is active in France, Belgium and Great Britain.

**BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY**


12.6%
Other
1.3%
Educational products
5.0%
Electronics
and domestic appliances
11.2%
Home furnishing
69.9%
Fashion, accessories,
beauty care

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


6.9%
Rest of Europe (Belgium, Portugal, Switzerland,
Spain, Austria, Germany,
Greece, Russia) and Japan
8.1%
Scandinavia (Sweden,
Norway, Finland,
Denmark, Estonia)
11.1%
United Kingdom
46.4%
France
27.5%
United States

## ENGLISH BRANDS

**EmpireStores** offers two multi-specialist collections per year focused on fashion for the entire family and household equipment products. In 2006, EmpireStores repositioned itself based by converting the agent fee to a fidelity programme called "Shop'n'Save". The programme will be applied to all product listings in 2007. At the same time, EmpireStores opened its selection to other Redcats brands, including Vertbaudet, Ellos and Daxon. EmpireStores confirmed the partnership forged with English designer Tracey Boyd, who created a women's wear collection. This move was very well received by the press and customers alike. In 2006, EmpireStores pursued its Internet initiatives by launching its first e-catalogue for shoes.

## SCANDINAVIAN BRANDS

**Ellos**, a leading brand in Scandinavia, features affordable contemporary products for the entire family based on such in-house brands as: "Sara Kelly", for active women, "Casual Woman" for women seeking the authentic look, "Joelle", trendy and original, and "Broadcast", a men's line of daywear. **Jotex**, a brand specialising in home textiles, completes the textile product lines. At the end of 2006, Ellos renewed its Internet site to develop an on-line department store that includes, in addition to the complete Ellos range, other Redcats Scandinavian apparel brands: **Josefssons**, which focuses on the modern young woman, Enjoy and Catalog Mail Outlet.

The Scandinavian brands are active in Denmark, Estonia, Finland, Norway and Sweden and, since 2006, Iceland, via a partner. On the Internet, their performance continues to improve sharply, with 40.9% of their home shopping revenue generated by this channel in 2006.

## AMERICAN BRANDS

The "Misses" women's ready-to-wear division in the United States features two brands: **Chadwick's** (contemporary casual fashion for active women) and **Metrostyle** (formerly Lerner, for low-priced urban fashion).

The outsize segment remains the main growth driver for Redcats in the US, and still leads in home shopping. Thus, the **Jessica London**, **Woman Within** (formerly Lane Bryant Catalog) and **Roaman's** brands performed extremely well in 2006, thanks to a more appealing product offering and a better targeting of Internet strategies. Among the new products, the *Very Veranesi* lingerie collection and a Jessica London accessory/shoe line were launched. **KingSize**, an outsize men's brand, also posted an improvement in activity, mainly driven by on-line sales. The *active wear* offering was particularly attractive to the brand's customers. The end of 2006 saw the successful launch of OneStopPlus.com, the community site that unites the outsize offering of Redcats USA.

In the "Home & Lifestyles" activity, devoted to home furnishings and decoration, the **BrylaneHome** brand is being repositioned to centre on a more selective offering with greater added value. The offering was completed by a specialised concept, "BrylaneHome Kitchen", which posted significant growth in 2006.

At the end of August, Redcats finalised the acquisition of ***The Sportman's Guide*** and its subsidiary ***The Golf Warehouse***, one of the leaders in on-line and catalogue sales of sports and leisure articles in the United States. The acquisition marks a reinforcement of Redcats international presence in a promising sector with significant on-line activity, particularly for The Golf Warehouse, a subsidiary specialising in home shopping for golf equipment. These two brands now represent the Sports and Leisure activity of Redcats USA.

In 2006, the American brands earned 38.3% of their home shopping revenue through the Internet.

## COMPETITIVE ENVIRONMENT

Redcats is the third largest home shopping company in the world in the apparel and decoration sectors. Redcats is also developing in the furniture market and, more recently, sports and leisure in the United States.

The international home shopping market mainly comprises mail order companies, which in the past have focused on apparel. The development of e-commerce and the substantial growth in retail network selling areas has expanded the market and the competition to department stores, specialist store chains and Internet companies.

The quality of its fashion and home decoration offering, the positioning of its specialised brands, the strength of its multi-specialist brands and its dynamism on the Web, make Redcats a major player in its markets. Thus Redcats is a leader in France, Scandinavia and Portugal in the B-to-C home shopping market for apparel and fine decoration, as well as in the United States in the home shopping apparel market for women's outsizes.

## STRATEGY

In 2006, Redcats pursued its comprehensive transformation from a national group of mail-order companies driven by credit and services to a multi-channel distribution group of international brands.

### Innovative brands that offer a renewed product range

**Creativity** is a major strategic focus for Redcats, which has bolstered its product development teams (stylists, pattern designers, graphic artists, etc.) and broadened the appeal of its in-house brands, which represent 80% of its apparel revenue. Each season, the brands also invite designers to visit their collections. In its Fall/Winter 2006 collection, La Redoute presented a Sonia Rykiel children's line and Sophia Kokosalaki women's fashion products. At Cyrillus, Eric Bergère created a mini-collection for the entire family. Tracey Boyd continued to collaborate with EmpireStores, as did Ralph Kemp with Daxon.

Thanks to the Web, the product offering can be **updated** more rapidly and frequently at an ever-increasing rate. Accordingly, the *Pronto moda* categogy on the Ellos website and the *laminutemode* space on the La Redoute site present new product trends to their customers every month.

### A multi-channel approach: on mail-order leadership also conquered the Internet

Redcats operates via three sales channels, providing the customer with easy access and greater responsiveness. In addition to traditional catalogue sales, there is a network of some one hundred stores. Lastly, the Internet is proving to be an increasingly powerful channel for all brands and geographical areas. Backed by proven know-how in home shopping management and customer relations, and a logistics infrastructure for parcel deliveries at competitive prices, Redcats has developed a vast Internet network of over 60 e-commerce sites. Through new offerings and innovative services, e-commerce has renewed and enhanced the relation forged with customers.

The increased use of the **Internet** as a sales channel at Redcats Group was confirmed by several successfully launched innovations. In France, *Cuisine & Co* was launched by La Redoute. Accessible only via the Web, the concept is designed "for all those who like to cook and receive". La Redoute has also entered the mobile Internet era by offering a complete order taking service on mobile phone.

In the United States, the outsize activity has launched *Onestopplus.com*, considered the leading *retail centre* of this kind. In the same community spirit, Vertbaudet has inaugurated *planet.vertbaudet.com* for young and future parents. In France, Shopoon.fr, has been the leading Web shopping guide since May and was awarded an Oscar from LSA (trade magazine) for innovation in the home shopping and E-commerce category. Lastly, Rushcollection.com, the site fashion brand specialist, unveiled a new visual image and reworked ergonomics to welcome new brands. The site should soon have an English version.

In 2006, Internet revenue amounted to €1,353 million for the Redcats Group, up 23% from 2005. This channel represents 33.8% of home shopping revenue, compared to 27.1% in 2005.

In addition to its catalogues and websites, Redcats has demonstrated its know-how with respect to the management and coordination of store networks, as shown by the performances of the *Cyrillus, Somewhere* and *Vertbaudet* brands. For its part, La Redoute announced the roll-out of its new store concept in 2006. The store, *So'Redoute,* is entirely devoted to women's fashion and accessories.

## Dynamic international development

Redcats earns 53.6% of its revenue outside France. This significant international presence allows Redcats to balance its growth drivers and illustrates the company's ability to regionalise and extend the French brands in its portfolio. In 2006, Redcats Group continued to expand internationally either via a direct presence, or by capitalising on infrastructures and resources already in place such as in Norway, or by opening outlets in new countries with a limited start-up investment as in Greece and Russia. Redcats is also forging partnerships with national home shopping leaders (such as Postal Market in Italy or Neckermann in Germany), and agents (Croatia, Iceland, etc.), while also entering into retail partnerships (Cyrillus in Japan with Yamoto or Vertbaudet in Saudi Arabia with Al Hokair). Finally, the international development of Redcats was also solidified through the acquisition of *The Sportman's Guide* in the United States.

## An organisation at the service of greater customer satisfaction

In support of its Internet efforts, Redcats has also developed the pooling of IT resources so as to cut costs and improve team efficiency. Accordingly, the **Millena** platform has mobilised a team of 82 persons (10 nationalities), which means it can concentrate significant research and development resources to all the group's brands throughout the world. This strength allows it to forge partnerships among equals with quality subcontractors, which means that the latest technological innovations are always within its reach. A major technological advance benefiting customers, the Millena platform provides Redcats with a true competitive advantage in terms of site functionalities and flexibility.

The **sourcing** integration, based on a network of seven purchasing offices located in Bangladesh, Brazil, China, India and Turkey, means that Redcats Group is able to import 61% of its offering without an intermediary and benefit from the best procurement conditions at an excellent quality-price ratio.

These integrated **purchasing offices** will reduce the length of time needed to bring products to market and secure the process, so that Redcats can offer its customers multiple and renewed collections, while improving the product availability rate.

In France, La Redoute has been offering 24-hour delivery for more than 10 years, and has added "48-hour delivery", as well as a convenience delivery system, allowing the customer to set the delivery date when the order is placed. In 2005, a *Livraison groupée* (bulk delivery) service was introduced to process home furnishing orders more efficiently. In the United States, Redcats USA has entered in to an exclusive agreement with UPS with respect to the *Easy Return Label Program*, which guarantees better parcel traceability for customers, enhances delivery back-up and any management of returns.

THE REDCATS PRESENCE WORLDWIDE


Iceland
Norway
Sweden
Finland
Estonia
Denmark
Great-Britain
Germany
Belgium
Luxembourg
Switzerland
Austria
Canada
France
Slovenia
Croatia
Italy
United States
Spain
Portugal
Greece
Turkey (1)
Malta
Lebanon
Jordan
Saudi Arabia
Russia
Korea
China (3)
Japan
Bangladesh (1)
India (1)
Brazil (1)
Direct presence, through a subsidiary
Presence through a partnership
7 purchasing offices

## FINANCIAL RESULTS

In 2006, Redcats Group generated revenue of €4,332 million, down by 1.0%. Recurring operating income stood at €225 million, with a recurring operating profit of 5.2%, which demonstrates the company's ability to withstand an extremely competitive environment exhibiting deflationary tendencies.

## 2006 HIGHLIGHTS AND OUTLOOK FOR 2007

In 2006, Redcats successfully continued the overhaul of its activities, with an improved positioning of brands and their globalisation, and the development of the Web channel. In a difficult market context, Redcats pursued its comprehensive transformation from a national group of mail-order companies driven by credit and services to a multi-channel distribution group of international brands. The group also has adopted a new logo, new colours and a slogan *(In line with you, Online for you)* thus affirming an Internet-driven strategy and an increasingly customer-oriented strategy.

The year was particularly marked by the efforts made in terms of product creation in women's apparel, a category in which Redcats Group has posted solid financial performances for the majority of its brands. Redcats Group has also strengthened its Internet leadership in apparel and fine decoration. This momentum was driven by numerous technological and commercial innovations.

The market share of the Redcats leading brands has also been significantly reinforced: La Redoute, the Children and Family activity (Vertbaudet, Cyrillus, Somewhere), the Outsize activity, and the Sports and Leisure activity in the United States (*The Sportsman's Guide* and *The Golf Warehouse*). At the same time, the Redcats Group has repositioned Daxon, Ellos, EmpireStores and its *Misses* brands in the United States. These measures initiated in 2006 will cut revenue in the short term but prepare the way for the future.

In 2007, Redcats Group will pursue the reinforcement of its leading brands, the development of its brand portfolio, the consolidation of its Internet leadership in fashion and fine decoration, and a greater brand exposure through the development of its store networks and sustained international development.

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


4,403
231
4,377
231
4,332
225
2004
2005
2006
Revenue
Recurring operating income

- No. 1 retailer of cultural and technological products in France, Belgium, Spain and Portugal
- Active in eight countries:[1] France, Belgium, Brazil, Spain, Italy, Portugal, Greece and Switzerland
- Leading bookstore in France with 500,000 references
- Leading music store in France with 165,000 items in stores
- Leading retailer for personal computers in France
- 20,000 references in personal computers, photography, hi-fi, TV/video, software/games, office equipment/telephony
- Fnac.com, leader of retail websites in terms of audience[2]
- 150 million visitors to stores and 15 million customers a year in France
- 1.8 million members

**4,538**
€ million in revenue in 2006

**170**
€ million in recurring operating income in 2006

**19,395**
employees at the end of 2006

**116**
directly-operated stores at the end of 2006 (excluding Fnac Éveil & Jeux and Surcouf)[3]

## BUSINESS CONCEPT

The preferred retailer of the French[4], Fnac concepts' ambition is based on universal accessibility to all cultural and technological products. Fnac is the only retail company offering an unrivalled selection of books, CDs, DVDs, video games and technological products under one roof. This product range is supported by its independent, innovative positioning as an "impartial advisor" based on the independence of its buyers and sales force in relation to its suppliers and the work of its test laboratories. Fnac also has a unique consumer information policy, the main vehicles of which are the technological files distributed in stores and its "Contact" magazine sent to members' homes. Its physical and on-line multi-specialist stores are not only used for purchases: they provide a cultural, social and exchange forum. They enable literary, musical, and audiovisual arts as well as technological innovations to reach a broader audience. Fnac has enhanced its status as a cultural and technological player and a corporate citizen through the various annual events it produces in its stores and externally, its publications, its support for cultural diversity of expression and its commitment to preventing illiteracy.

Fnac is present in eight countries, namely France, Belgium, Switzerland, Italy, Spain, Portugal, Greece (joint-venture) and Brazil, and has 116 stores, including 46 at the international level[3], with a selling area of more than 270,000 square metres. Its 70 French stores receive over 150 million visitors and 15 million customers each year.

1. *Excluding 1 country held on a joint-venture basis.*
2. *Source: Panel Nielsen/NetRatings (December 2006).*
3. *Excluding 1 store held on a joint-venture basis.*
4. *Source: IFOP/Expansion.*

MAP OF FNAC SITES IN FRANCE


Lille
Valenciennes
Amiens
Le Havre
Rouen
Reims
Caen
Brest
Paris
Metz
Rennes
Chartres
Nancy
Strasbourg
Lorient
Le Mans
Troyes
Colmar
Angers
Orléans
Nantes
Mulhouse
Belfort
Tours
Bourges
Dijon
Poitiers
Clermont-Ferrand
Limoges
Lyon
Annecy
Bordeaux
Saint-Étienne
Grenoble
Valence
Toulouse
Labège
Nimes
Avignon
Monaco
Pau
Montpellier
Marseille
Nice
Cannes
Toulon
Perpignan

MAP OF FNAC SITES IN THE PARIS REGION


Parinor
Cergy-Pontoise
Rosny 2
Saint-Lazare
La Défense
Étoile
Val d'Europe
Champs-Élysées
Forum
Fnac Musique Bastille
Fnac Digitale
Boulogne
Montparnasse
Italie 2
Noisy-le-Grand
Parly 2
Vélizy 2
Créteil
Évry

## COMPETITIVE ENVIRONMENT

Fnac is the leading retailer of cultural and technological products in most of the countries in which it has a presence. In France, Fnac is the leading bookstore (500,000 references and 45 millions units sold), and the largest music store (with 165,000 CDs in stock, 37 millions units sold). It is also the leading retailer of personal computers (with a volume growth of nearly 10% in 2006 compared to last year), of photography, camcorder, MP3 player, PDA and GPS products.

2006 MARKET SHARE IN FRANCE

| | Books | CDs | Video | technical products |
|---|---|---|---|---|
| France[1] | 14.5 % | 27.2 % | 21.3 % | 12.4 % |

*December 2006 (source GFK) (1) Stores + fnac.com*

BREAKDOWN OF 2006 REVENUE BY PRODUCT CATEGORY


2.7%
Services and accessories products
38.3% Personal computer
2.7% Games
6.0%
TV/Video
4.6%
Hi-Fi
9.5%
Photography
18.8% CDs
17.4% Books

BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA[1]


2.3% Brazil
2.6% Italy
2.4% Switzerland
74.8%
France
5.4%
Portugal
8.7% Spain
3.8% Belgium

[1] Excluding Greece which is owned on a joint-venture basis.

# STRATEGY
## Significant and profitable growth

### "Click and brick": the multi-channel strategy

In 2006, e-commerce represented a business volume of €364 million for Fnac, including download and on-line ticketing activities.

Its main website, fnac.com, is France's leading private-sector retail website in terms of audience, with 7 million individual visitors[1] – an audience rate of 29.4% for 700,000 internet connections a day. With over a million product references, fnac.com is the only website offering music downloads, video, software and games, ticketing, and cultural, technological and travel-related products. Customers benefit from high-quality service, with 100,000 products available for delivery in under 24 hours, and home delivery through a network of 3,500 Relais-Colis (parcel delivery outlets).

Fnac.com is France's best example of the "click and brick" concept, whereby Internet sales complement the Fnac stores. At present, 66% of customers who buy in stores have previously visited the website. Conversely 46% of Internet users who buy on-line have previously visited a store.[2] In 2006, the site deployed a product reservation and purchase service with pick-up in a store of the customer's choice. On-line purchasers are also able to benefit from the after-sales service offered in the stores. Customers will soon be able to order any book or publication on the site that was unavailable in the store and have it delivered directly to their home.

In the second half of 2006, Fnac.com rolled out a new order preparation tool for books and publications (reception, packaging and shipping). The site also initiated a complete information system overhaul, in order to integrate technological developments and improve the purchasing experience for customers.

Launched at the end of 2004, the Fnacmusic download site offers music lovers a service combining proximity, discovery and advice, thanks to a catalogue of over 1,200,000 titles, an original theme-based classification system and prices that are both attractive and easy to understand. In order to provide a product range that is constantly attuned to clients consumption patterns, Fnacmusic added a streaming subscription service in November and launched the first titles in MP3 format without DRM* in October 2006.

A software and video game download was also added to the offering in the first half, as well as a new video on-demand service, launched in partnership with the Glowria site in November and offering more than 1,300 titles accessible directly on-line.

**Digital Rights Management: technical copyright and copy protection in the digital domain.*

### Growth in France

Expansion in France remains at the heart of Fnac's strategy. In 2006, the company inaugurated a store in Valenciennes and opened a second store in Marseille in the La Valentine commercial zone.

The year was also marked by the arrival of Fnac in peri-urban zones with the opening of a store in the Bordeaux-Lac commercial zone. The new format extends the Fnac network out of town to bring stores closer to customers and respond to new consumption patterns.

This new format is already performing well commercially, exceeding expectations, and will open significant organic growth opportunities in France in the coming years. Fnac plans to open on average 4 stores of this type annually.

To meet changes in markets and consumer purchasing behaviour, Fnac strives for the constant improvement of its stores. In this regard, Fnac started in 2006, a project which will continue in 2007 to adapt and rationalize surface areas.

**FNAC STORES EXCLUDING SUBSIDIARIES[1]
NUMBER OF STORES**


105
109
116
38
41
46
7
6
5
4
8
6
5
4
10
6
7
5
4
France
International
Spain
Portugal
Belgium
Brazil
Italy
Switzerland
2004
2005
2006

[1] Excluding Fnac Eveil & Jeux and Surcouf.
Excluding 1 store on a joint-venture basis.

**FNAC STORES EXCLUDING SUBSIDIARIES[1]
SELLING SPACE (SQ.M.)**


255,506
268,693
270,680
62,310
100,124
93,072[2]
62,390
102,170
103,593[2]
61,331
107,156
102,193
2004
2005
2006
Paris + Paris region
French regions
International

[1] Excluding Fnac Eveil & Jeux and Surcouf.
[2] Excluding 7 stores in Taiwan on a joint-venture basis (sold in 2006).

1. *Source: Panel Nielsen/NetRatings (December 2006).*
2. *Source: Baromètre Fevad/PanelDirect (December 2005).*

Fnac also successfully tested a dedicated new specialized in-store video game environment for video game specialists. This environment in the Bordeaux-Lac store and at La Défense store will be deployed throughout the network in 2007.

### Launch of new services

A new range of services and solutions was launched in 2006 to better meet the growing customer need for information due to the increasing complexity of technological products. In October, Fnac offered its customers home assistance services via its subsidiary Form@home. Fnac plans to develop a wide range of services assistance (installation, assessment, catch in hand and breakdown service) and to be marketed through several channels (stores, phone, Internet). The creation of a brand that embodies service, backed up by an ambitious communication plan, will enable Fnac to position itself as leader in this new market, aided by its substantial technological clout.

### Step-up in international expansion

Fnac generated 25.2% of its revenue outside of France in 2006, representing growth of 10.9%. Of those countries in which the company is well established, the strongest performances were recorded in Spain (+12.4%), where two new stores were opened (Murcia and Bilbao), and Portugal (+11.6%), where two stores were opened in Coimbra and Madeira. In addition, Belgium is again profitable with significant growth of 3.4%.

Countries in which the company has more recently commenced operations confirmed their commercial momentum. Brazil posted growth of 29.3%, while 11.5% in Italy, and had a 1.1% increase in sales in Switzerland, even though it faced a fiercely competitive market.

In 2007, the company will add to its network outside of France. Fnac thus plans to open three new stores in Spain, specifically in Seville and La Corogne, two in Portugal in Braga and Lisbon, two in Italy (Turin and Rome), one in Belgium (Louvain-la-Neuve), one in German Switzerland (Basle) and one in Greece (Athens).

International expansion is one of the key pillars of Fnac's development strategy. The company's goal is to double the number of its stores outside France within five years.

### Fnac's specialist companies

In addition to its historical offering in computers and software, **Surcouf** has successfully developed a wide range of digital products sold at competitive prices through its five French stores. The site offers 20,000 references, and availability and prices are updated three times a day. In 2006, the company posted revenue of €271 million.

**Fnac Éveil & Jeux** offers a range of educational games and toys, books and multimedia products, nursery accessories and decoration for children up to the age of 12. The company uses three different distribution channels – catalogues, Internet and stores – enabling it to increase its recognition and offer each customer a tailor-made purchasing method. Fnac Éveil & Jeux is market leader in the on-line and home shopping sale of games and toys thanks to the originality and selective approach of its product offering. In 2006, the company posted revenue of €128 million.

In 2006, Fnac Éveil & Jeux inaugurated four stores raising to 34 its number of stores.

## An increasingly customer-focused company

### Customer satisfaction

Fnac's goal is to become an increasingly customer-focused company. In order to improve the availability of its salespeople – one of the company's major assets – Fnac has launched a long-term programme with three main areas of focus: reducing subsidiary tasks, increasing the number of staff on hand at peak times and developing skills. Fnac customers expressed an 86% satisfaction rate with the quality of service received at their last visit to a store.[3]

FNAC SUBSIDIARIES - NUMBER OF STORES


29
5
24
36
6
30
39
5
34
2004
2005
2006
FNAC Éveil & Jeux
Surcouf

REVENUE AND RECURRING OPERATING INCOME
(in € million)


4,096
139
4,354
154
4,538
170
2004
2005
2006
Revenue
Recurring operating income

3. *2006 Défi Survey.*

### New membership system

Fnac is pursuing its customer loyalty policy with its membership card. The membership programme now offers benefits that are more basic and attuned to consumer behaviour.

At the end of 2006, the company had 1.8 million members who make store purchases approximately 3 times more often than other customers, which represents an average annual spending of almost €1,000 per member.

### Fnac logistics and after-sales centre

To take better care of the excellence of its service quality, Fnac continues to set up its own telephone helpline to inform, advise and assist customers on the functioning and set-up of their equipment (Attitude), and its own PC repair centre (MSS).
In 2006, Attitude and MSS processed 600,000 customer calls and nearly 75,000 PC repairs, with constantly rising customer satisfaction rates.

Lastly, Fnac continued to develop Fnac Logistique. In addition to the Massy site (56,000 square metres), there was a step-up in activity for the new Wissous site (20,000 square metres), which handles the installation of technical products for customers of the Paris region. In 2006, Fnac Logistique processed 90% of store purchases in France, translating into 115 million products.

In 2007, FNAC Logistique will welcome Fnac.com entire preparation of orders activity, which will extend product availability in under 24 hours.

## A company where the energy and talent of employees is unfettered

In 2006, Fnac initiated an ambitious and volunteer programme for the forward management of jobs and competencies. The challenge is to provide opportunities in high-growth Fnac subsidiaries to employees with precarious jobs thanks to a training programme that will qualify them.

The company also pursued its professional experience validation programme. Accordingly, 80 employees were able to have their technical degrees and professional baccalaureate degrees in 2006, compared to 50 in 2005 and 20 in 2004.

There was also an emphasis on development tools so as to ensure the company's international growth in terms of human resources.

## A leading player in culture and technology

In addition to its retail activities, Fnac has always defined itself as a key cultural and technological player, as well as a corporate citizen, through long-standing events. In 2006, Fnac coordinated more than 6,000 cultural and technological events in store forums, where ideas are shared and discovered.

### Fnac defends books and reading

Nineteen years ago, Fnac launched the Goncourt Prize for Lycéens (secondary school pupils) in association with the Ministry of National Education and with the support of the Académie Goncourt. This prize is designed to introduce secondary school pupils to the pleasures of reading through contemporary literature. In 2006, more than 2,000 pupils from 58 classes participated. The prize is now an essential part of the French literary scene. The fifth annual Fnac Novel Prize, as selected independently by 600 members and libraries, was also awarded.

### Fnac supports young musical talent

Fnac has associated itself with the *Printemps de Bourges* music festival since 1998, to create a talent discovery programme, *Découvertes du Printemps de Bourges et de la Fnac.* This year 3,600 artists participated in the selections for the regional and then national auditions.

For the third consecutive year, the Fnac Festival honoured new talent as part of the *Paris Plage* festivities, extending the eight annual *"Interdé-tendances"* compilations. More than 55,000 spectators attended the festival in 2006.

### Photography for the public at large

Fnac is introducing the public to the breadth of the photographic image. Photography is another key plank of Fnac's identity, which the company has been pioneering since the 1960s. Fnac holds exhibitions in its 30 store galleries, while its photographic collection of more than 1,600 images is being archived, digitised and appraised.

### Cinema initiative reaching the public

Fnac has become a media force of its own right for the promotion of films and cinema. The stores hold master classes in which meetings with leading directors are filmed and released as a DVD. The company also organises meeting tours and multiple previews for film and DVD releases.

Working closely with artists, Fnac awards the annual "Short Film Talent" award at the Clermont-Ferrand festival, and supports the film by releasing it as a DVD.

### Fnac and the pioneering of innovation

Far beyond its role in retailing, Fnac has traditionally defined itself as a pioneer of new technologies and is an undisputed leader in terms of innovation. As a result of this positioning, it was able to benefit from the momentum of markets created by the most recent technological advances. The year 2006 was marked by the development of video game events, with player tournaments, event previews such as *Wii* and *World of Warcraft* or meetings with leading creators, as well as conferences on the latest technologies such as TNT or HD.

In 2007, Fnac will pay homage to artists working in comic books, video games, cinema and animated film, with several exhibitions and the sale of exclusive limited editions. Technology will be front and centre early in the year with the launch of Windows Vista.

### A socially responsible company

In 2006, Fnac reaffirmed its role as a responsible social and environmental player.

A partner with the *Association to encourage efficient schools* since 2003, Fnac wished to join forces with 687 reading clubs to provide support for the after-school preparatory course in reading, involving 3,500 children in need. In 2007, young readers will award the "Fnac prize for first-time reading", as their grade four elders have done since 2005 with the "Fnac prize for young readers."

In another medium, the CD series "We love, we help" is a Fnac exclusivity in the fight against illiteracy.

In its commitment to freedom of expression, Fnac has forged a partnership with *"Reporters without borders"* over the past 13 years. This year, the two albums *100 football photos for press freedom* and *100 star photos for press freedom*, published in association with *Agence France Presse* and *studios Harcourt* respectively, were put on sale in the Fnac stores, accompanied by eleven photo exhibitions.

Since June 2005, Fnac has also collected printer ink cartridges in all its stores in order to encourage recycling. In 2006, 27.3 tonnes of cartridges were collected.

Likewise, Fnac and Emmaüs started the collection of used mobile telephones.

Finally, biodegradable bags are now distributed in all the Fnac Belgium stores and are currently being tested in the Limoges Fnac store.

## FINANCIAL RESULTS

In 2006, Fnac generated revenue of €4,538 million, up 4.2% compared to 2005. In France despite a general decline in the CD's and the photo printing markets and in a overall difficult economic context, sales rose 2.2%, buoyed by the outstanding performance of technical products and the momentum of Fnac.com. Revenue outside France surged 10.9%. International revenue now accounts for more than one quarter of Fnac's total sales.

Recurring operating income rose by 10.5% and stood at €170.2 million in 2006, or 3.8% of revenue, particularly due to the international subsidiaries solid performances.

## 2006 HIGHLIGHTS AND OUTLOOK FOR 2007

In 2006, Fnac pursued its development both in France and internationally. In France, it opened three stores in a peri-urban zone, and transferred its Pau store. At the international level, the number of stores in Spain climbed to 14, with openings in Murcia and Bilbao. Two stores were opened in Portugal bringing the total number to 10. A seventh store was opened in Brazil.

In 2006, Fnac also structured and initiated its corporate plan for the next five years. This "100% customer" plan focuses on three strategic directions: pursuing strong and profitable growth, ensuring the company is customer-driven, and releasing the talents and energies of employees in order to maintain and develop the company's leadership.

The year 2007 marks the first year of the new company project and will again herald growth for Fnac. Fourteen store openings are planned, a Fnac record: 4 in France (three based on the new peri-urban zone format and 1 in the city centre), 3 in Spain, 2 in Portugal, 2 in Italy, 1 in Belgium, 1 in Greece (joint-venture) and a first store in German Switzerland.

In addition, services to assist customers in the use of their technical products will be broadened.

Development of the complementarity between the stores and the Web will be pursued, as well as the sale of on-line products.

# Conforama

- No. 1 in household goods and No. 2 in domestic appliances in France
- No. 2 retailer in home furnishings worldwide
- A multi-product, multi-style discount offering
- Selling space of 894,718 square metres in directly-operated stores
- Active in 8 countries

**3,275**
€ million in revenue in 2006

**182**
€ million in recurring operating income

**15,543**
employees at the end of 2006

**213**
directly-operated stores at the end of 2006 (excluding 33 affiliate stores)

## BUSINESS CONCEPT

Leader in household goods in France and second in home furnishings worldwide, Conforama's development is centred on a mission: "Allow as many people as possible to obtain well-being in the home, in line with their particular tastes and at the best price". Faithful to its discounter concept, Conforama is a multi-specialist in home furnishings, offering its customers one-stop shopping for furniture, electrical appliances, consumer electronics and decorative items in an extensive array of styles, with immediate availability.

Conforama operates 246 stores worldwide, including 213 that are directly-operated. In France, the company has 155 directly-operated department stores and 33 franchises. Internationally, the company operates 58 stores in seven countries (Spain, Switzerland, Portugal, Poland, Luxembourg, Italy and Croatia).

**MAP OF CONFORAMA STORES IN FRANCE
NUMBER OF DIRECTLY-OPERATED STORES**


Nord-Pas-de-Calais 14
Haute-Normandie 4
Picardie 7
Basse-Normandie 4
Île-de-France 19
Champagne-Ardenne 7
Lorraine 8
Alsace 2
Bretagne 7
Pays de Loire 8
Centre 7
Bourgogne 7
Franche-Comté 3
Poitou-Charentes 4
Limousin 0
Auvergne 5
Rhône-Alpes 11
Aquitaine 8
Midi-Pyrénées 11
Languedoc-Roussillon 7
Provence-Alpes-Côte d'Azur 10
Corse 2
More than 15 stores
10 to 15 stores
5 to 9 stores
0 to 4 stores

In Italy and Croatia, Conforama operates 21 stores, including 19 under the Emmezeta trade name, the average size of which is 8,000 square metres. The offering comprises textiles and general products in addition to Conforama's usual range.

With over 20,000 listed products in-store, of which 80% are available immediately, the product offering is enhanced by specific signage over an average selling area of 3,500 square metres and underpinned by major advertising campaigns, 12 to 25 times a year, depending on the format.

## COMPETITIVE ENVIRONMENT

The leader in Europe, Conforama is developing its concept in a highly fragmented home furnishings and appliances market and facing a densification of certain competing companies.

Its main competitors, depending on the country concerned, are specialist retail chains, department stores and hypermarkets.

Conforama tailors its product offering according to the country concerned and has a unique positioning enabling it to maintain its position as market leader.

## STRATEGY

Conforama's strategy is based on six inextricably linked points that are the key factors to the company's success.

### Reaffirming its discounter positioning

The Conforama slogan "Comfort at home at an affordable price" is true to its strategy and its positioning. To reinforce its image as a discounter, the company has set up new pricing signage in all of its stores and, at the same time, successfully launched a "lowest price" range in all the countries where its is established. In addition, the company has added the Saba range, a directly-operated domestic appliance and leisure electronics brand, which will stimulate revenues for these product families.

### Accelerating the company's modernisation

Conforama has substantially accelerated the modernisation of its store network. Two types of transformation have been implemented: complete remodelling for stores that were transferred or stores with increased selling areas, and basic renovations for the other stores.

A greater number of renovations were conducted with lower investment required. 18 stores were modernized in 2006 compared to 10 in 2005. Today, there are 78 new-concept stores.

The company's modernisation also means an upgraded product range. For example, for the kitchen sector, one of the market's most buoyant segments, the product ranges were rethought, numerous new models were launched, a catalogue with a distribution of 1,300,000

**BREAKDOWN OF 2006 REVENUE BY GEOGRAPHICAL AREA**


6.2%
Other countries[1]
7.3%
Switzerland
17.2%
Italy and Croatia
69.3%
France

[1] Spain, Portugal, Luxembourg, Poland.

**BREAKDOWN OF REVENUE BY PRODUCT CATEGORY**


7.9%
Other
53.1%
Home furnishing (including home appliances)
16.8%
Domestic appliances
22.2%
Electronic appliances

was published in France, a dedicated Internet mini site was on-lined, and 19 stores renovated or modernised their kitchen space.

In addition, a new survey of trends in the furniture market was conducted so as to better adapt the Conforama offering to this segment. The initial results of this repositioning should be visible in 2007.

## Strengthen the international development

At the international level, Conforama has adapted its development strategy according to the country of establishment.

Conforama has been present in Switzerland since 1974 and is heightening the development of its network. Hence, the company inaugurated 2 stores in Villeneuve and Berne in 2006 and now has 13 stores.

In Spain, Portugal and Poland, Conforama's market share is still modest but with one great ambition: To be the best local company. To reach this objective, efforts have been concentrated on the market segments where Conforama is the most legitimate player. The selling areas were thus reorganised to devote more space to furniture and decoration.

In Italy and Croatia, Conforama is present in two locations under the Emmezeta trade name. The gradual conversion of Emmezeta into Conforama was successfully continued at the Verona site in July. The Conforama development strategy for Italy consists in capitalising on the company's most dynamic and buoyant sectors to gain shares of a highly fragmented market. Therefore, Conforama will accelerate the conversion of its Emmezeta sales outlets to its own banner and open new Conforama stores in 2007.

## Optimising sourcing and the supply chain

In 2006, Conforama continued to develop its remote sourcing activity and optimise merchandise purchases and flows. Its organisation now relies on 6 purchasing offices and 4 satellites, which cover the main production centres in the world. It has a total of 150 employees, compared to 40 in 2002.

At the same time, Conforama has stepped up the deployment of its logistical capacities. Warehouse surface areas have doubled since 2004, to reach 200,000 square metres spread over 5 major platforms in Europe. In addition, Conforama has developed river barge transportation, routing 90% of its containers using this method. The company is thus the top customer of Lyon's Edouard Herriot Port.

## Accompanying men and women, organisations and systems

Conforama has intensified its training policy by implementing an internal "Proximity Manager" programme for store executives. More than 1,200 managers attended the training in a record time. Partnerships were signed with RMS (Reims Management School) to train future product managers, and with the Sénart-Fontainebleau and Saint Denis University of Technology Institutes and the CFA Sup 2000 (apprenticeship training centre) to create the first exclusive professional degree for future department managers.

## Expanding the company's civic responsibility

In 2006, Conforama solidified its social responsibility commitment by entering into a partnership with *Secours Populaire Français*. In keeping with this mission, the company contributed to the aid of 400 destitute families throughout France by offering home furnishings (furniture, appliances, etc.).

Lastly, Conforama pursued its sustainable development strategy by implementing European Directive D3E (recycling of waste electrical and electronic equipment) within the prescribed deadline and in all the countries where it operates.

NUMBER OF STORES


140 142 155
53 57 58
19 19 18
13 15 15
9 11 13
5 5 5
3 3 3
3 3 3
1 1 1
France
International
Italy
Spain
Switzerland
Portugal
Poland
Croatia
Luxembourg

2004 total excl. affiliates: 193 | 2005 total excl. affiliates: 199 | 2006 total excl. affiliates: 213

Affiliate stores at December 31, 2004 and 2005: 47
Affiliate stores at December 31, 2006: 33

## FINANCIAL RESULTS

In 2006, Conforama generated revenue of €3,275 million, up 4.3% compared to 2005.

In France, Conforama's primary market, activity increased by 6.8%. The surge is in part due to the March 2006 consolidation of Sodice Expansion, Conforama's main franchise holder with 14 stores based in northern France. The performance also reflects the positive results of Conforama's main markets, particularly in appliances, where the company continued to gain market shares, and television sales spurred by football's World Cup.

International activity excluding Italy rose 4.1%, underscoring solid performances in Spain, Croatia, and Poland. The Italian subsidiary, which represents nearly half of Conforama's activity outside of France, declined 5.8% primarily because of an adverse economic and competitive environment.

Recurring operating income, up 2.6% compared to 2005, stood at €181.7 million, for a profitability rate totalling 5.6% of revenue. The performance reflects the efforts of all teams to improve Group profitability through strict cost control, particularly for logistics, while continuing to invest in the modernisation of the store network, product ranges and information systems.

## 2006 HIGHLIGHTS AND OUTLOOK FOR 2007

Conforama continued to renovate its network of stores in 2006.

In France, Conforama stepped up its store renovation programme with, among others, the new Perpignan and Nice stores, which were relocated and expanded.

Conforama consolidated its international positions in its traditional markets. In Switzerland, the company now has 13 stores with the opening of two new outlets, including one in Berne with a selling area of 6,100 square metres, making it the country's largest Conforama.

In Italy, Conforama inaugurated a second sales outlet in Affi near Verona. This involved the conversion of an Emmezeta store to the Conforama banner, thus validating the first successful initiative in Sassari, Sardinia.

Finally, as it pursues the reinforcement of its logistical capacities, Conforama inaugurated its fifth European platform in the Paris region with an area of 65,000 square metres.

**SELLING SPACE EXCL. AFFILIATES (in sq.m)**


504,962
563,221
327,384
331,497
France
International

Total 2005 : 832,346 sq.m

Total 2006 : 894,718 sq.m

In 2007, Conforama will continue to pursue the conversion strategy implemented two years ago. The main focuses will be: continuing modernisation of the concept and optimisation of the product offering, a faster pace for store renovation (20 stores are planned) and the strengthening of international positions with the opening of 5 new stores (2 in Spain in Saragossa and Murcia, 1 in Braga, Portugal and 2 in Italy in Naples and Rome) and the conversion of three Emmezeta stores in Pescara, Aprilia and Modena. Conforama will also pursue its investment efforts for the upgrading of its information systems.

Conforama has launched its new Internet Institutional and Human Resources website *Canal Confo*, in order to strengthen the proximity and transparency the company has always provided its customers, employees and potential store candidates.

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


3,097
207
3,140
177
3,275
182
2004
2005
2006

Revenue

Recurring Operation Income

CFAO
cfaogroup.com

- **4 Business Units:**
- **CFAO AUTOMOTIVE:** no. 1 automobile retailer in Africa
- **EURAPHARMA:** no. 1 pharmaceutical distributor in Africa and the French overseas departments and territories
- **CFAO TECHNOLOGIES:** distribution and integration of new technologies
- **CFAO INDUSTRIES AND TRADING:** production and distribution of consumer products
- Active in 31 African countries and 6 French overseas departments and territories
- 135 subsidiaries and 286 sites
- 48,300 new vehicles sold in 2006
- 5,300 medicinal products delivered daily (133 million packages yearly)

**2,219**
€ million in revenue in 2006

**182**
€ million in recurring operating income in 2006

**9,994**
employees at the end of 2006

## BUSINESS CONCEPT

CFAO distributes internationally recognised products in three core businesses: Automotive (53% of 2006 revenue), Healthcare (30%) and New Technologies (5%). The company is also active in the production and distribution of convenience goods, accounting for 12% of its activity. CFAO is backed by dedicated teams of professionals in each of its activities. Its 9,994 employees work in 135 subsidiaries at 286 sites. CFAO has been operating on the African continent for over a century, and is now active in 31 African countries (78.6% of revenue) and 6 French overseas departments and territories.

**MAP OF CFAO OPERATIONS AROUND THE WORLD**


Sèvres
Rouen
Le Havre
Guadeloupe
Martinique
Guyana
See opposite page
French Polynesia
Madagascar
Mauritius
Reunion
New Caledonia

## COMPETITIVE ENVIRONMENT

With 48,300 new vehicles sold and €1,179 million in revenue in 2006, CFAO is the leading automotive retailer in Mediterranean and Sub-Saharan Africa.

CFAO is the distributor for such major international carmakers as General Motors, Toyota, Renault/Nissan, Daimler Chrysler, PSA Peugeot Citroën, BMW or Ford.

The company is also the leading pharmaceutical distribution company on the African continent and in the French overseas departments and territories, with revenue of €662 million in 2006 and approximately 43% of the pharmaceutical distribution market in Sub-Saharan Africa.

CFAO is also a major player in new technologies in Africa. Its dedicated activity, CFAO Technologies, is carving out a market as a "solutions integrator" in information technology, telecommunications, networks and office automation. Accordingly, CFAO Technologies represents the world leaders in the sector: IBM, Lenovo, Cisco, Oracle, Siemens, Motorola, Sharp, and Otis. In 2006, CFAO Technologies generated revenue of €106 million.

With no real competitor of comparable stature on the African continent, CFAO offers professionalism and know-how combined with international quality standards to each of its customers in each of its businesses.

**MAP OF CFAO OPERATIONS IN AFRICA**

# STRATEGY

## Significant growth

Between 2000 and 2006, CFAO pursued an ambitious growth strategy, establishing new companies and acquiring exclusive import and distribution companies or labels. Over this period, CFAO moved into 14 new countries and saw revenue rise by 78%.

Over the past 10 years, CFAO has undergone a period of outstanding growth and profitability: revenue and recurring operating income have more than doubled. This performance underscores the success of its investment strategy, including countries which are deemed high risk. Such success is underpinned by solid control over the risk/ profitability matrix combined with diversification from both a geographical and a business standpoint.

## Expanding market share in Mediterranean Africa and East Africa

One of the top priorities of the CFAO growth strategy in the medium term is to focus on the markets of Mediterranean Africa, from Morocco to Egypt. In the automotive sector, CFAO has negotiated exclusive distribution agreements with General Motors and DAF in Morocco and Algeria for the Opel, Chevrolet, Isuzu, DAF and BMW brands. Activity increased by 23.5% for these two countries in 2006, and Eurapharma, the healthcare subsidiary of CFAO, has begun operations in Algeria.

CFAO also has a presence through CFAO Technologies in Algeria.

In the medium term, CFAO hopes to generate a quarter of its revenue in the Mediterranean African countries, compared to the current 16.6%. At the same time, it plans to bolster its market share in English-speaking African countries, particularly East Africa.

## CFAO: a trusted, quality brand in its markets

As a distributor of major global brands, CFAO stands out from its competitors with its efficient before and after-sales services, its constant emphasis on operating investments (as illustrated by its showrooms, stores, warehouses, workshops, equipment, information systems, etc.), and a supply chain able to swiftly supply markets that are far from production centres.

To project an image that sets it apart, CFAO launched a drive to improve customer service quality, and gradually introduced new tools and working methods. For example, CFAO has created an Automotive Quality Charter for use throughout its network of dealerships. Subsidiaries that have achieved the objectives set are "certified" by CFAO.

## A socially responsible company

CFAO cannot conceive of its role as a player in the economy without adding a strong commitment to corporate social responsibility.

Thus, in October 2002, the company set up the association *CFAO Solidarité* to focus chiefly on education, professional training, health and hygiene (particularly the fight against AIDS).

BREAKDOWN OF 2006 ECONOMIC SALES REVENUE BY GEOGRAPHICAL AREA


4.4%
Mainland France and Switzerland
38.1%
French speaking sub-saharian Africa
13.6%
English speaking sub-saharian Africa
16.9%
Mediterranean Africa
27.0%
French overseas department and territories and Indian Ocean

BREAKDOWN OF 2006 REVENUE BY ACTIVITY


4.8%
Technology
12.3%
Industries and trading
53.1%
Automotive
29.8%
Eurapharma (Healthcare)

## FINANCIAL RESULTS

CFAO generated revenue of €2,219 million in 2006, representing an increase of 9.1%. Automotive sales increased by 13.4%, and pharmaceuticals by 3.9%, despite the sale of a subsidiary in Egypt. Production and distribution of convenience goods rose 12.2%. CFAO Technologies, which was reorganised at the end of 2005, reported a 7.8% decline in revenue.

Recurring operating income rose by 9.2% to reach €182 million, driven by the company's excellent performance in Sub-Saharan Africa.

## 2006 HIGHLIGHTS AND OUTLOOK FOR 2007

The year 2006 was marked by reinforced positioning in the countries where the company is currently established and by successful inroads into new countries. Activity for the countries of Sub-Saharan Africa was particularly significant.

The automobile activity was strengthened in several countries: Toyota in Ivory Coast and Guinea-Conakry, Chevrolet in New Caledonia, and Nissan in Nigeria. The retailing of a BMW premium brand was launched in Algeria, and a new location has been finalised in Mauritania.

A number of dealerships designed in line with European standards and fully focused on customer satisfaction were refurbished, primarily in Morocco, Mauritius and Ivory Coast.

The healthcare division has developed its operations in Angola and Togo.

In addition, Eurapharma has made its debut in Algeria through a pharmaceutical import and distribution company and acquired expertise in medical promotion through the purchase of Cider Promotion International.

Meanwhile, CFAO Technologies has strengthened its presence in Senegal by buying ABM.

CFAO's goal for 2007 is to continue generating healthy revenue growth by expanding existing activities and adding to its international positions in high-growth markets.

**REVENUE AND RECURRING OPERATING INCOME**
(in € million)


1,859
159
2,034
167
2,219
182
2004
2005
2006
Revenue
Recurring operating income

# 3 Financial information

# 2006 activity report

## FOREWORD

### IFRS 5 – Non-current assets held for sale and discontinued operations

In accordance with IFRS 5 – *Non-current assets held for sale and discontinued operations*, the Group has presented certain activities as "operations discontinued, sold or to be sold." The net income of these activities is presented under a separate income statement heading, "Discontinued operations", and restated in the cash flow statement and the income statement over all published periods.

The assets and liabilities arising from "operations sold or to be sold" are presented on separate lines in the Group's balance sheet and not restated for previous periods.

The assets and liabilities arising from "discontinued operations" are not presented on separate lines in the balance sheet.

### Definition of "actual" and "comparable" revenue

The Group's actual revenue corresponds to reported revenue. Non-Group revenue is defined as the revenue from each company or brand, after elimination of inter-company sales.

The Group also uses the concept of "comparable" figures, which enables it to assess its organic growth. The concept of "comparable" revenue figures consists in restating 2005 revenue for the impact of changes in Group structure in 2005 or 2006 and translation differences relating to foreign subsidiaries' revenue in 2005.

For the Luxury Goods division, revenue from directly-operated store retail sales is recognised using the "Merchandise Calendar." For 2006, this comprises 53 weeks instead of 52. In the following comments, the revenue growth rates on a comparable basis are shown after cancellation of the impact of the additional week and excluding the impact of exchange rate fluctuations.

### Definition of Group consolidated net indebtedness

The concept of net indebtedness used by the Group comprises gross indebtedness less net cash, as defined by French National Accounting Council recommendation 2004-R.02 of October 27, 2004. For fully consolidated consumer credit companies, the financing of customer loans is presented in borrowings. Group net indebtedness excludes the financing of customer loans by consumer credit businesses.

### Definition OF EBITDA

The Group uses EBITDA, the management line item, to monitor its operating performance. This financial indicator corresponds to recurring operating income and depreciation, amortisation and provisions for non-current operating assets recognised in recurring operating income.

### Definition of free cash flow from operations and available cash flow

The Group also uses an intermediate aggregate, Free cash flow from operations, in order to monitor its financial performance. This financial indicator measures net operating cash flow less net operating investments (defined as purchases and sales of property, plant and equipment and intangible assets).

Available cash flow corresponds to free cash flow from operations and interest and dividends received minus interest paid and equivalent.

# 2006 HIGHLIGHTS

In 2006, PPR pursued its primarily organic growth strategy, with the priority being the development of its activities outside France. The fiscal year was therefore marked by the implementation in all Group entities of major projects aiming to improve the sales, operating and financial performances of its brands and companies.

Substantial changes were also introduced this year in order to focus the Group on its priority activities, particularly by separating itself from those no longer at the core of its businesses, and to strengthen its positions through tactical acquisitions.

In addition, PPR actively pursued a policy intended to increase its free cash flow from operations and enhance its financial structure, liquidity and financial ratios. In particular, the Group took advantage of favourable market conditions in order to anticipate the redemption-conversion of its OCEANE bonds issued in 2003. This transaction accelerated the Group's debt reduction considerably, without any major dilutive impact for its shareholders.

## Focus on priority activities

### Sale of Printemps

Following the transaction's approval by the competition authorities, PPR and RREEF (Deutsche Bank Group), in association with the Borletti Group, announced in October 2006 the sale of their control of France Printemps. The agreement had been announced in June and concluded in August. The transaction took place in two phases: the immediate sale of 51% of the shares, then, in order to ease the change of share ownership as part of an orderly and gradual transition, the sale of the remaining interest in 2007. The transaction was based on an asset price of €1,075 million with an immediate and future tax impact of around €158 million since most of the underlying assets were comprised of real estate.

An important page in the Group's history was thus turned with the sale of this company whose international growth potential was considered as insufficient, with PPR being able to seize the opportunity offered by the real estate market in terms of asset valuation.

### Sale of Orcanta

In August, Orcanta, created by PPR in 1996 and operating 64 lingerie boutiques in France, was sold to the Chantelle Group for an enterprise value of €42.5 million.

### Sale of Ibn Sina, the CFAO subsidiary in Egypt

In August, CFAO sold Ibn Sina, its Egyptian pharmaceuticals subsidiary, whose business and economic model were specific, and whose operating and financial performances no longer met Group standards.

## Restructuring measures

### *Closure of Fnac Service*

Due to the worldwide decline in the printing market for film, Fnac Service has, since May 2006, discontinued its activities and closed all its stores, excluding franchisees. This decision was accompanied by a job protection plan.

### *Reorganisation of YSL Beauté*

YSL Beauté finalised a plan for the reorganisation of its head office services and industrial activities. In an increasingly aggressive fragrance and cosmetics market, YSL Beauté has to be more responsive and improve its competitiveness. The recovery plan consisted in adapting all the head office services in Neuilly-sur-Seine and regrouping the industrial activities on a single site at Lassigny in Oise. In July, YSL Beauté also sold its interest in YSL Beauté Recherche et Industrie which operated its other industrial plant in Bernay.

## Strengthening of positions through tactical acquisitions

### Takeover of Sodice Expansion by Conforama

In January, Conforama obtained the majority control of Sodice Expansion, its principal franchisee, listed on the Paris stock exchange and of which it already held 32% of shares. Following a simplified public offer in March and a mandatory withdrawal in December, Conforama holds all the shares in the company, which is no longer listed. These transactions were completed at a share price of €150. Located in the Nord-Pas-de-Calais region, Sodice Expansion operates 14 stores under the Conforama name, of which 11 are fully owned, over a sales area of 57,000 sq. m. The pro forma contribution (over twelve months) of Sodice Expansion to Group revenue is around €120 million. Through this transaction, Conforama has therefore strengthened its presence in a key region and reinforced its leading position in France by extending its national coverage.

### Acquisition of The Sportsman's Guide by Redcats

In August 2006, Redcats finalised the acquisition of the NASDAQ-listed US company The Sportsman's Guide. The Sportsman's Guide group specialises in the distribution over the Internet and by catalogue of outdoor sports goods (hunting, fishing, etc.) and golf equipment. The agreement was concluded for a cash share price of US$31, bringing the total value of The Sportsman's Guide to US$265 million. It involved a "cash merger", so that Redcats now holds all shares, which are no longer listed. In 2005, the revenue of The Sportsman's Guide totalled US$285 million. This transaction enabled Redcats to reinforce its presence in the United States, in a buoyant sector and with a predominant Internet activity. It demonstrates the Group's desire to bolster its positions in regions and segments with high growth potential.

### Extension of the CFAO system

In 2006, CFAO completed its system in high potential markets through acquisitions and the extension of its major brand import-distribution network. In the Automotive sector, the emphasis was placed on the launch of new brands including Nissan in Nigeria, Chevrolet in New Caledonia, Peugeot in Mauritania and Toyota in Guinea. These countries complete and densify CFAO's geographical network. In the Pharmaceuticals sector, growth opportunities were developed in new zones through two acquisitions in the pharmaceutical distribution business in Algeria and Togo. In addition, CFAO's healthcare division acquired a company specialising in medical promotion through the purchase of Cider.

### Strengthening of the financial structure – Conversion of 2003 OCEANE bonds

In October 2006, PPR decided to proceed with the early redemption of all outstanding 2.5% OCEANE bonds maturing in January 1, 2008, and issued in May 2003 in the amount of €1,079.5 million. The transaction was very successful, as virtually all bondholders exercised their PPR share allotment rights.

In order to maximise value for its shareholders, PPR redeemed the bonds by issuing 4,155,911 existing shares and 8,333,106 new shares, while the remainder was redeemed in cash.

This transaction increased the Group's consolidated equity by €719.6 million and reduced the Group's net indebtedness by €687.9 million.

## COMMENTS ON 2006 ACTIVITY

The main financial indicators included in the PPR 2006 consolidated financial statements show very commendable performances:

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| Revenue | 17,930.9 | 16,937.9 | +5.9% |
| Recurring operating income | 1,274.5 | 1,062.6 | +19.9% |
| *as a % of revenue* | *7.1%* | *6.3%* | *+ 0.8 pt* |
| Net income attributable to equity holders of the parent | 685.3 | 535.4 | +28.0% |
| Net income from continuing operations excluding non-recurring items attributable to equity holders of the parent | 698.0 | 531.0 | +31.5% |
| Gross operating investments | 414.9 | 344.5 | +20.4% |
| Free cash flow from operating activities | 1,069.6 | 917.2 | +16.6% |
| Shareholders' equity | 9,124.5 | 8,134.1 | +12.2% |
| Net financial indebtedness | 3,461.2 | 4,584.4 | -24.5% |
| Average number of employees | 70,179 | 71,029 | (1.2%) |

These figures once again reflect the PPR teams' remarkable ability to generate a steady increase in earnings and a constant improvement in the financial situation.

## Revenue

Consolidated revenue from continuing operations in 2006 totalled €17,930.9 million, up 5.9% in actual terms and 4.8% on a comparable basis compared to 2005:

| (in € millions) | 2006 | 2005 | Actual % change | Comparable change[1] |
|---|---|---|---|---|
| Retail Division | 14,364.5 | 13,905.7 | +3.3% | +2.0% |
| Luxury Goods Division | 3,568.2 | 3,034.4 | +17.6% | +18.1% |
| *Eliminations and other* | *(1.8)* | *(2.2)* | *nm* | *nm* |
| **PPR – Continuing operations** | **17,930.9** | **16,937.9** | **+5.9%** | **+4.8%** |

*(1) On a constant Group and exchange rate structure – Luxury Goods Division over 52 weeks.*

Fiscal 2006 was a new year of sustained growth for PPR. Luxury Goods brands continued to achieve remarkable growth, outstripping their markets. The Luxury Goods division therefore represents 19.9% of the total Group revenue in 2006, up significantly compared to 17.9% in 2005. The Retail division's solid performance reflected the companies' resilience in a difficult environment, particularly in the fourth quarter.

The increase in revenue includes the positive impact of changes in Group structure in the amount of €184.6 million. These changes are mainly due to the acquisition of Sodice Expansion by Conforama and The Sportsman's Guide by Redcats, in addition to the sale of Ibn Sina, CFAO's pharmaceuticals subsidiary in Egypt (contribution to 2006 revenue: €62.8 million).

Exchange rate fluctuations had a negative impact on revenue in the amount of €53.6 million, including €48.1 million arising from the depreciation of the yen against the euro (only in the Luxury Goods division), and €17.4 million arising from the depreciation of the US dollar against the euro (mostly at Redcats).

In the Retail division, the adverse calendar impact amounted to €63.2 million in 2006. For the Luxury Goods division, the application of the Merchandise Calendar led to the recognition of revenue (for the Retail section only) over 53 weeks instead of 52. The favourable impact of this additional week totalled €40.3 million.

## Revenue by geographical area

| (in € millions) | 2006 | 2005 | Actual % change | Comparable change[1] |
|---|---|---|---|---|
| France | 8,029.6 | 7,819.8 | +2.7% | +1.2% |
| Europe excluding France | 4,484.9 | 4,232.9 | +6.0% | +5.8% |
| North and South America | 2,293.7 | 2,084.5 | +10.0% | +5.3% |
| Africa | 1,751.4 | 1,595.4 | +9.8% | +11.1% |
| Oceania | 197.2 | 182.5 | +8.1% | +8.3% |
| Asia | 1,174.1 | 1,022.8 | +14.8% | +18.2% |
| **PPR – Continuing operations** | **17,930.9** | **16,937.9** | **+5.9%** | **+4.8%** |

*(1) On a constant Group and exchange rate structure – Luxury Goods Division over 52 weeks.*

International Group revenue totalled €9,901.3 million in 2006, up 8.6% in actual terms and 8.4% on a comparable basis in terms of Group structure and exchange rates. The weight of the Group's international activity continued to grow and represents 55.2% of total revenue in 2006, compared to 53.8% in 2005.

The Group was able to better withstand economic fluctuations through the balance in its geographical locations and selling formats. Revenue increased in all major geographical areas in 2006. In particular, the Group has become less dependent on the European economy. Hence, the Group's revenue outside Europe rose by 10.4% in 2006 (on a comparable basis in terms of Group structure and exchange rates) and now represents 30.2% of total revenue compared to 28.8% in 2005.

### Internet revenue

Group Internet revenue from continuing operations totalled €1,642.3 million in 2006, up 23% compared to the previous year.

In 2006, e-commerce represented 11.3% of total Retail division revenue, compared to 9.5% in 2005 (13.4% and 11.1% respectively excluding CFAO which does not have an e-commerce site). Luxury Goods division on-line sales increased by 69.7% in 2006 while the on-line sales in the Retail division rose by 23.1% (21.8% on a comparable basis in terms of Group structure and exchange rates).

## Gross profit

The Group's gross profit totalled €7,855.7 million in 2006, up 7.0% compared to the previous year.

The gross profit percentage breaks down as follows:

| | 2006 | 2005 | Change |
|---|---|---|---|
| Retail Division | 38.1% | 38.3% | (0.2 pt) |
| Luxury Goods Division | 68.1% | 66.5% | +1.6 pt |
| **PPR – Continuing operations** | **43.8%** | **43.3%** | **+0.5 pt** |

The Group's gross profit percentage increased by 0.5 point to 43.8% due to:

- the increase in the weight of the Luxury Goods division within the Group;
- the significant increase in the gross profit percentage across all brands in the Luxury Goods division;
- the slight downturn recorded in the Retail division.

## Recurring operating expenses

Up 4.9%, recurring operating expenses increased less rapidly than gross profit (7%), demonstrating once again the efficiency of the Group's systems and its teams' ability to curb operating costs:

| | 2006 | 2005 | Change |
|---|---|---|---|
| Sales and marketing expenditure | (1,534.5) | (1,511.4) | +1.5% |
| Marketing expenses | (3,116.5) | (2,957.4) | +5.4% |
| Other operating income and expenses | (1,930.2) | (1,807.7) | +6.8% |
| **PPR – Continuing operations** | **(6,581.2)** | **(6,276.5)** | **+4.9%** |
| *Of which: payroll expenses* | *(2,636.5)* | *(2,469.5)* | *+6.8%* |

The moderate increase in sales & marketing investments arises from the 13% growth in the Luxury Goods division and a 2.2% reduction in the Retail division (mostly at Redcats).

The Group's payroll expenses increased, especially in the Luxury Goods division, which represented 25.3% of total payroll expenses in 2006, compared to 23.1% in 2005. In 2006, the productivity rate, which measures payroll expenses in ratio to gross profit, stabilised following a 0.1 point improvement in 2005 compared to 2004.

The average number of employees fell to 70,179 in 2006, compared to 71,029 employees in 2005. The number of employees only rose in the Luxury Goods division over the period, representing 17.4% of the Group's average employees in 2006 (16.3% in 2005). In 2006, the average number of employees at the PPR Corporate head offices was 134 (146 in 2005).

Depreciation, amortisation and provisions for non-current operating assets totalled €355.5 million in 2006, up 2.1% compared to 2005, due to the efficiency gains in investment programs.

## EBITDA

Earnings before interest, tax, depreciation and amortisation of non-current operating assets (EBITDA) totalled €1,630 million in 2006, up 15.5% compared to 2005:

| | 2006 | 2005 | Change |
|---|---|---|---|
| Retail Division | 981.2 | 947.5 | +3.6% |
| Luxury Goods Division | 696.9 | 519.7 | +34.1% |
| Holding companies and other | (48.1) | (56.4) | +14.7% |
| **PPR – Continuing operations** | **1,630.0** | **1,410.8** | **+15.5%** |

This considerable increase follows a 7.8% rise in 2005 (pro forma) compared to 2004. On a comparable exchange rate basis, EBITDA rose 15.9% in 2006.

EBITDA in ratio to revenue increased by 0.8 point to 9.1% for the entire Group due to the significant 2.5 points improvement in the Luxury Goods division's profitability to 19.6%.

## Recurring operating income

The Group's recurring operating income totalled €1,274.5 million in 2006, up 19.9% compared to the previous year which had already reported 9.9% growth compared to 2004 (pro forma):

| *(in € million)* | 2006 | 2005 | Change |
|---|---|---|---|
| Retail Division | 759.4 | 729.4 | +4.1% |
| Luxury Goods Division | 565.2 | 392.0 | +44.2% |
| Holding companies and other | (50.1) | (58.8) | nm |
| **PPR – Continuing operations** | **1,274.5** | **1,062.6** | **+19.9%** |

This substantial rise in PRR's recurring operating income in 2006 reflects the excellent performance of the Luxury Goods division, which now represents 42.7% of the Group's recurring operating income (excluding holding companies and other), compared to 35.0% in 2005 (28.3% in 2004). Through its ability to resist and adapt, the Retail division also contributed to this improvement, in particular its foreign subsidiaries.

The impact of exchange rate fluctuations on recurring operating income was less significant than in previous years: on a comparable exchange rate basis, the increase is 20.4%.

The Group's recurring operating profitability totalled 7.1% in 2006, up 0.8 point compared to 2005:

| *(as a % of revenue)* | 2006 | 2005 | Change |
|---|---|---|---|
| Retail Division | 5.3% | 5.2% | +0.1 pt |
| Luxury Goods Division | 15.9% | 12.9% | +3.0 pts |
| **PPR – Continuing operations** | **7.1%** | **6.3%** | **+0.8 pt** |

The rise in recurring operating profitability was due to the combination of:

- the increase in the weight of the Luxury Goods division within the Group, thanks to its higher profitability and swifter activity growth;
- the substantial increase in the Luxury Goods division's profit to 15.9% in 2006, up 3.0 points compared to 2005;
- the slight increase (0.1 point) to 5.3% in the Retail division;
- and the improvement in the income of "Holding companies and other."

This improvement was due to the reduction in Corporate operating costs, the increase in the contribution of transversal service firms and the solid performance of Kadéos (subsidiary specialising in the design and sale of gift vouchers and cards).

## Other non-recurring operating income and expenses

Other non-recurring operating income and expenses consist of unusual items, particularly with regard to their frequency, nature or amount, likely to disrupt the appraisal of the Group's economic performance and represented an expense of €0.1 million in 2006. This included pre-tax capital gains of €148.6 million (€90.2 million in 2005) recognised on the sale of operating and financial assets, mainly including the sale of real estate assets, the €52 million expense arising from the SARs early buyback program in the Luxury Goods division, asset impairments in the amount of €29.5 million (€57.7 million in 2005) in addition to restructuring costs in the amount of €56.4 million (€34.8 million in 2005), including €26 million for the YSL Beauté reorganisation plan.

## Net financial expenses

The Group's net financial expenses break down as follows:

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| Cost of net financial indebtedness | (241.5) | (256.5) | (5.8%) |
| Other financial income and expenses | (48.5) | (50.9) | (4.7%) |
| **Net financial expenses** | **(290.0)** | **(307.4)** | **(5.7%)** |

The cost of net indebtedness continued to decrease in 2006, reflecting the steady decline in the Group's average outstanding net debt and the very moderate increase in average interest rates by around 40 basis points. In a general context of rising interest rates, this rise was contained through an active policy aiming to increase the fixed-rate portion of net debt and the improvement in the Group's credit quality.

In 2006, the cost of net indebtedness included a €54.5 million expense in respect of the 2003 OCEANE bonds which were subject to early conversion in October 2006. This notional one-off expense arises solely from the application of IAS 32 and IAS 39 and did not give rise to any cash disbursement. Excluding this technical impact, the net financial expense therefore totalled €235.5 million in 2006, down 23.4% compared to 2005.

The other financial expense items mainly relate to the adverse impact to date of the remeasurement of derivative instruments in accordance with IAS 39.

## Corporate income tax

The Group's 2006 income tax charge breaks down as follows:

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| Tax on recurring income | (240.9) | (188.4) | +27.9% |
| Tax on non-recurring items | (19.0) | 1.4 | nm |
| **Total tax change** | **(259.9)** | **(187.0)** | **+39.0%** |
| **Effective tax rate** | **26.4%** | **24.7%** | **+1.7 pt** |
| **Recurring tax rate** | **24.5%** | **25.0%** | **(0.5 pt)** |

As of December 31, 2006, the increase in the Group's effective tax rate was attributable to non-current items.

Adjusted for the impact of non-current items and the corresponding income tax, the current tax rate fell by 0.5 point to 24.5% due to:

- the slight increase in the tax burden rate in the Retail division;
- the rate decrease in the Luxury Goods division whose weight in the Group's total income significantly increased.

## Net income from continuing operations

Net income from continuing operations totalled €726.7 million in 2006, up by a staggering 26.4% compared to 2005.

The portion of this net income attributable to the equity holders of PPR increased by 26.7% to €679.7 million.

Net income from continuing operations excluding non-recurring items attributable to the equity holders of PPR increased by 31.5% to €698.0 million.

## Net income from discontinued operations

This heading includes all assets or groups of assets recognised under IFRS 5 – *Non-current assets (or groups of assets) held for sale and discontinued operations*. As of December 31, 2006, operations discontinued, sold or to be sold include Printemps, Orcanta, YSL Beauté Recherche et Industrie and Fnac Service.

Net income from discontinued operations totalled €5.4 million in 2006 (compared to a €1.0 million loss in 2005) and included in particular:

- a €50.4 million gain with respect to France Printemps;
- a €7.8 million gain with respect to Orcanta;
- a €39.9 million loss with respect to YSL Beauté Recherche et Industrie;
- a €12.9 million loss with respect to the "discontinued operations" of Fnac, essentially due to closure costs.

### Minority interests

Minority interests amounted to €46.8 million in 2006, up 22.2% compared to 2005 and mainly concern CFAO and the Luxury Goods division.

### Net income attributable to the equity holders of PPR

Net income attributable to the equity holders of PPR totalled €685.3 million in 2006, up 28.0% compared to 2005.

Adjusted for the post-tax impact of non-recurring items, net income from continuing operations attributable to the equity holders of PPR totalled €698.0 million, up 31.5% compared to the previous year.

This substantial increase was due to the steady improvement in the Group's operating performances, the reduction in its finance costs and the solid control of its income tax charge.

### Net earnings per share

The weighted average number of PPR shares used for the earnings per share calculation was 121.4 million in 2006, compared to 118.7 million in 2005. The share capital increase performed in October 2006 in order to pay for the unhedged portion of the OCEANE bonds issued in 2003 created 8.3 million additional shares and was taken into account on a time proportion basis in 2006. Taking into account dilutive instruments, the number of shares totals 121.7 million for 2006 (132.5 million for 2005).

Net earnings per share in 2006 was €5.64, up 25.1% compared to the previous year. Excluding non-recurring items, net earnings per share from continuing operations rose by 28.6% in 2006 to €5.75.

## ANALYSIS OF OPERATING PERFORMANCES BY DIVISION

### Retail division

| in € million | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **14,357.2** | **13,898.1** | **+3.3%** |
| **Recurring operating income** | **759.4** | **729.4** | **+4.1%** |
| ***as a % of revenue*** | ***5.3%*** | ***5.2%*** | ***+0.1 pt*** |
| EBITDA | 981.2 | 947.5 | +3.6% |
| *as a % of revenue* | *6.8%* | *6.8%* | *+0.0 pt* |
| Gross operating investments | 256.0 | 225.4 | +13.6% |
| Average number of employees | 57,699 | 59,171 | (2.5%) |

In 2006, the Retail division once again proved its resilience and maintained its sales momentum (up 3.3% compared to 3.4% in 2005) in a difficult environment, while restoring growth in its recurring operating income (up 4.1% compared to a 0.9% downturn in 2005) with a slight improvement in recurring operating profit (5.3% compared to 5.2% in 2005).

On a comparable basis in terms of Group structure and exchange rates, the division's revenue rose by 2% in 2006. Furthermore, the calendar impact was negative during the year at 0.4 growth point.

The Retail division companies strengthened their positions internationally; hence, 46.0% of Retail activity was performed outside France in 2006 (45.5% in 2005).

In 2006, the adverse impacts of exchange rate fluctuations on recurring operating income were measured: on a comparable exchange rate basis, the increase rate is 4.3%.

Free cash flow from operations from the Retail division increased by 11.2% in 2006. This very satisfactory increase was obtained without any slowdown in the investment programs, up 13.6%, and due to the effective management of working capital requirements.

## Fnac

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **4,538.0** | **4,353.8** | **+4.2%** |
| **Recurring operating income** | **170.2** | **154.0** | **+10.5%** |
| ***as a % of revenue*** | ***3.8%*** | ***3.5%*** | ***+0.3 pt*** |
| EBITDA | 255.0 | 238.8 | +6.8% |
| *as a % of revenue* | *5.6%* | *5.5%* | *+0.1 pt* |
| Gross operating investments | 78.4 | 61.5 | +27.5% |
| Average number of employees | 15,740 | 16,361 | (3.8%) |

In a context marked by a high demand driven by technological developments, strong price pressure and an increasingly multifaceted competition, Fnac has significantly improved its performances for the third year running.

In 2005, Fnac generated revenue of €4,538 million, up 4.2% (4.7% on a comparable basis in terms of Group structure, exchange rates and number of trading days).

In France, 2006 revenue, up 2.2%, was bolstered by *technical products* and more specifically TV-Video (up 21.3%). Fnac obtained market shares in most of its *technical products* ranges and maintained or increased its market shares in *books and publications* in a sharply declining French market. In music, Fnac's market share was 27.2% in 2006 (source: GFK), up 0.8 point compared to the previous year.

*On-line sales* continue to record high growth rates. Fnac's Internet revenue totalled €262.5 million in 2006, up 22.2% compared to 2005. This growth did not have a negative impact on profitability since Fnac.com, the main e-commerce site, reported an operating profit of 4.3% in 2006.

In order to pursue its expansion in France, Fnac launched a store concept in peri-urban zones and opened its first "Fnac- périphérie" store in September in Bordeaux Lac. This new store has made a promising start by surpassing its objectives, and paves the way for substantial development in the years to come.

Activities outside France, the company's strategic line of development, rose by 10.8% and represent 25.2% of Fnac revenue in 2006. In Spain, Portugal and Italy, the company reported two-figure growth. Belgium is again profitable with growth. The countries in which the company has more recently commenced operations confirmed their sales momentum, with a 16.4% growth in Brazil (on a comparable exchange rate basis), and an increase in activity in Switzerland in a highly competitive market.

In 2006, Fnac increased its recurring operating income by 10.5% to €170.2 million, following a 10.9% growth in 2005. Its recurring operating profit improved significantly by 0.3 point. This performance was achieved despite the extent of the development programs which, in 2006, weighed more heavily on income than in the previous year.

For the most part, this improvement arises from:

- a positive product mix impact: technical products generate a lower gross profit than books and publications, but their operating profit is largely superior;
- major productivity gains, due to the decrease in the average number of employees and the virtual stability of payroll expenses;
- the reduction in operating costs, with, in particular, a reduction in the Fnac Paris head office expenses.

In France, excluding developments, the company's profitability increased slightly in 2006. Internationally, the performances were outstanding: Spain and Portugal improved their profitability, recurring operating income in Brazil increased and Italy significantly reduced its losses, and Switzerland and Belgium are now close to their break-even points.

Due to sound management of working capital requirements, Fnac increased its free cash flow from operations by 20.3% despite the intensification of its store opening and remodelling programs. The cost of these transactions was optimised to the extent that the increase in gross operating investments was contained at 27.5%.

## Conforama

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **3,271.9** | **3,136.7** | **+4.3%** |
| **Recurring operating income** | **181.7** | **177.1** | **+2.6%** |
| ***as a % of revenue*** | ***5.6%*** | ***5.6%*** | ***+0.0 pt*** |
| EBITDA | 242.2 | 237.1 | +2.2% |
| *as a % of revenue* | *7.4%* | *7.6%* | *(0.2 pt)* |
| Gross operating investments | 61.6 | 62.4 | (1.3%) |
| Average number of employees | 13,412 | 13,139 | +2.1% |

In 2006, Conforama continued to modernise its concept, adapt its product ranges and optimise its supply chain. Its non-Group revenue totalled €3,271.9 million, up 4.3% in actual terms and 1.0% on a comparable Group structure and exchange rate basis.

In France, Conforama generated revenue of €2,270.8 million in 2006, up 2.3% on a comparable basis in terms of Group structure and number of trading days:

- in *Furniture*, repositioned product families recorded satisfactory growth: in particular Children's bedrooms (up 8.6%), Living rooms (up 4.6%) and Kitchen kits (up 12.5%); a 2007 market plan was drafted for the other product families;
- in *White Goods*, a 3.5% growth rate during the period demonstrates Conforama's correct positioning in this category; in *Brown Goods*, Conforama benefited from the "World Cup effect" and followed the market's rising price trend to record 3.4% growth; in *Grey Goods* (up 0.6%), low margin product sales were deliberately reduced in 2006;
- in *Home Decoration*, the overhaul of the product offer has shown promising initial results; the category increased by 6.3% in 2006 with excellent trends in the product families for which the approach has been finalised: Textiles (up 12.6%) and Rugs (up 12.3%) for example.

Furthermore, the performances recorded by recently renovated stores were particularly satisfactory. The cost of renovations was reduced in addition to the duration of the work. In addition, per square metre revenue increased, particularly in the furniture and home decoration markets.

International activity excluding Italy rose 4.1%, underscoring solid performances in Spain, Croatia, and Poland.

In 2006, market conditions were particularly difficult for distributors in Italy. Conforama's revenue fell there by 5.8%. The Group is banking on the conversion of Emmezeta stores to the Conforama concept to ensure a turnaround. The performances of the Verona store, remodelled according to this concept in 2006, largely surpassed the other Italian stores. This model will therefore be steadily extended to the entire store network, with three conversions scheduled for 2007.

In Switzerland, the recent openings strengthened the territorial network with a limited cannibalisation effect. In 2006, revenue increased by 4.0% on a comparable exchange rate basis and Conforama acquired shares in the *Furniture* market (5.3% growth).

For the other countries, the new concept, which is less predominant in *Brown Goods* and *Grey Goods* compared to *Furniture* and *Home Decoration*, made a promising start and was particularly successful in Spain (up 7.7%) and Poland (up 15.9%). The gradual deployment in the other stores and Portugal should be positive in forthcoming months.

In 2006, Conforama's recurring operating income increased once again by 2.6% to €181.7 million, following a 14.4% decline in 2005. Recurring operating profit was sustained at 5.6%.

Conforama's gross profit percentage rose by 0.4 point in 2006, following a similar improvement in 2005. This performance reflects the impact of a positive product mix trend, particularly in the second half of the year, with higher rates in all product categories, and the impacts of a more effective management of promotional offers, especially since the second quarter of 2006.

Despite the store network extension in 2006 and 2005, the rise in operating expenses was contained during the period. In particular, the logistics processes and mechanisms were better controlled so that their cost only rose by 3.9% for the entire network.

Despite the decline in its activity in Italy, Emmezeta, also present in Croatia, managed to maintain its recurring operating income by closing a loss-making store and adapting its cost structure.

The expenditure incurred in gross operating investments for store openings, conversions and renovations increased by 21.3% in 2006. The increase due to the intensified expansion and remodelling projects was attenuated by a significant reduction in per square metre costs.

## Redcats

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **4,327.9** | **4,373.3** | **(1.0%)** |
| **Recurring operating income** | **225.1** | **231.3** | **(2.7%)** |
| ***as a % of revenue*** | ***5.2%*** | ***5.3%*** | ***(0.1 pt)*** |
| EBITDA | 275.1 | 278.4 | (1.2%) |
| *as a % of revenue* | *6.4%* | *6.4%* | *+ 0.0 pt* |
| Gross operating investments | 46.1 | 56.6 | (18.6%) |
| Average number of employees | 18,412 | 18,950 | (2.8%) |

In 2006, the home shopping sector had to cope with a particularly difficult environment, with a clothing market affected by erratic climatic conditions. Redcats resisted better than its direct competitors by continuing to convert its traditional model to a multi-specialist and multi-channel model focusing on strong brands and the development of Internet sales.

In this context, Redcats' non-Group revenue decreased slightly by 1.0% to €4,327.9 million and by 2.3% on a comparable exchange rate basis and excluding discontinued catalogues.

Redcats confirmed its Internet leadership in textiles and minor decorations. In 2006, on-line sales increased by 23.1% to €1,352.7 million and represent 33.8% of Redcats' total home shopping sales (compared to 27.1% in 2005). This growth was driven by numerous technological and sales innovations, but did not offset the sluggish traditional catalogue sales.

Redcats increased the market share of its flagship brands:

- *La Redoute* improved the appeal of its product offer, particularly in women's fashion with solid growth in ready-to-wear and accessories; present in 22 countries, the brand continues to expand internationally in new countries;
- the *Children-Family division* confirmed its correct positioning and its control of a multi-channel strategy, with stores representing 30% of total activity;
- the *Outsize* division in the US maintained its leading position with a 5.1% growth on a comparable basis in 2006;
- *The Sportsman's Guide* reported 8.2% growth, thus outstripping its direct competitors, with solid Internet growth representing around 58% of total sales.

The other activities are currently being repositioned:

- the *Senior division* set up a sales strategy focusing on the Daxon brand; the *Scandinavian division* is currently being streamlined and modernised, and *Empire Stores* in the UK accelerated the conversion of its specific traditional model ("Agency");
- the *Misses division* in the US began to restore the appeal of its product offer by optimising its sales coordination; at the same time, the change in the name from Lerner to Metrostyle proved successful in 2006.

During this transition, the sales strategies aimed to encourage continuous buying by the best customers with limited prospection and an optimisation of sales promotion measures. These initiatives weighed somewhat on revenue in the short term (particularly in the fourth quarter of 2006) but helped maintain profitability and laid the foundations for the future.

In 2006, Redcats' recurring operating income totalled €225.1 million, compared to €231.3 million in the previous year. Recurring operating profit dropped slightly to 5.2%.

Excluding The Sportsman's Guide, whose gross profit percentage is structurally lower, Redcats managed to improve its gross profit percentage due, in particular, to the increasing popularity of Asian outsourcing and a sound inventory management.

Through drastic cost cutting programmes, Redcats has maintained its profitability, with in particular:

- optimised sales investments, including the reallocation of a portion of catalogue-related expenditure to Internet profits;
- tight control of payroll expenses virtually stable, excluding the consolidation of The Sportsman's Guide;
- and substantial savings on all operating costs.

In 2006, Redcats' free cash flow from operations increased by 30.9%, due to a sound management of working capital, in particular regarding inventory, and a tight control of operating investments. These include the expenditure incurred in IT and logistics projects for €28.2 million in 2006, up 3.7% compared to 2005.

## CFAO

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **2,219.4** | **2,034.3** | **+9.1%** |
| **Recurring operating income** | **182.4** | **167.0** | **+9.2%** |
| ***as a % of revenue*** | ***8.2%*** | ***8.2%*** | ***+0.0 pt*** |
| EBITDA | 208.9 | 193.2 | +8.1% |
| *as a % of revenue* | *9.4%* | *9.5%* | *(0.1 pt)* |
| Gross operating investments | 69.9 | 44.9 | +55.7% |
| Average number of employees | 10,135 | 10,721 | (5.5%) |

This year again, CFAO reported steady and robust growth in its performances with a revenue of €2,219.4 million, up 9.1% in actual terms and 9.7% on a comparable Group structure and exchange rate basis.

In 2006, CFAO's activity was boosted particularly by a favourable economic environment and the solid growth in Sub-Saharan Africa. The savings on the African continent benefited from the sharp rise in commodity prices, numerous debt waiver programmes, a certain political stability and the resumption of foreign investments.

In this context, the *Automotive* activity, which rose by 13.4% overall in 2006, reported particularly high growth in Sub-Saharan and Mediterranean Africa, whereas the French overseas departments suffered an economic slowdown during the year.

The growth rate of the *Pharmaceuticals* activity slowed down in 2006. Revenue increased by 3.9% in actual terms and by 7.2% on a comparable basis. The trend was positive in Sub-Saharan and Mediterranean Africa but more negative in the French overseas departments.

In 2006, the growth of *Production and distribution of convenience goods* activities reached 12.2%, based on the results of all entities. Revenue in the *Technologies* activity declined by 7.8%, mainly due to the reduction in its capabilities.

The rise in CFAO's recurring operating income was steady and robust and accelerated in 2006, with a 9.2% growth, following a 5.1% increase in 2005. With a recurring operating income of €182.4 million, profitability was maintained at 8.2% during the period.

This improvement was mainly due to a solid gross profit and productivity gains, particularly driven by Sub-Saharan Africa in 2006.

In addition, management of working capital requirements was particularly effective in 2006 and the significant growth in gross operating investments was partly financed by sales of assets in the amount of €21.8 million. Hence, CFAO reported significant growth in free cash flow from operations in 2006.

## Luxury Goods division

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **3,564.4** | **3,030.4** | **+17.6%** |
| **Recurring operating income** | **565.2** | **392.0** | **+44.2%** |
| ***as a % of revenue*** | ***15.9%*** | ***12.9%*** | ***+3.0 pts*** |
| EBITDA | 696.9 | 519.7 | +34.1% |
| *as a % of revenue* | *19.6%* | *17.1%* | *+2.5 pts* |
| Gross operating investments | 157.1 | 112.7 | +39.4% |
| Average number of employees | 12,194 | 11,550 | +5.6% |

Fiscal year 2006 confirmed the extraordinary potential of PPR's Luxury Goods brands and their ability to combine high sales growth and a significant improvement in operating profitability in the long term. This performance was not due to the success of a single flagship brand, but the contribution of the entire brand portfolio, thus underscoring the relevance of PPR's multi-brand model.

For the Luxury Goods division, revenue from directly-operated store retail sales is recognised using the "Merchandise Calendar." For fiscal year 2006, this comprised 53 weeks instead of 52 for the five previous years. The overall impact of this additional week is €40.3 million, fully taken into account in the fourth quarter. In the following comments, the revenue growth rates on a comparable basis are shown after cancellation of the impact of the additional week and excluding the impact of exchange rate fluctuations.

All Luxury Goods brands reported very high growth, despite the adverse impact of Japanese and US currencies that was particularly marked in the second half of the year. In 2006, exchange rate fluctuations had a negative impact on revenue in the amount of €48.3 million, including €48.1 million arising from the depreciation of the yen against the euro and €5.8 million arising from the depreciation of the US dollar.

In 2006, the non-Group revenue of the Luxury Goods division totalled €3,564.4 million, up 17.6%. On a comparable basis, the increase rate is 18.1%, following a 15.9% growth in 2005.

In 2006, the "Fashion and leather goods" activities of the Luxury Goods division increased by 25.4% on a comparable basis. Once again, the growth rates of PPR's Luxury Goods brands in this sector outstripped most of its direct competitors.

Excellent growth rates were recorded in all geographical areas (on a comparable basis): 18.6% in Europe, 18.5% in North America, 12.1% in Japan and 25.3% in Asia Pacific (excluding Japan) which, with 17% of the division's sales, is now a more significant area than Japan. Revenue in China, the priority growth area, rose by 64.0%.

In 2006, the Luxury Goods division reported an excellent recurring operating income of €565.2 million, representing a remarkable growth rate of 44.2% in actual terms and 39.7% on a comparable basis (for a minimum exchange rate fluctuation impact of 0.9 point). Operating profitability increased significantly by 3.0 points to 15.9%.

The directly-operated store network continued to develop in 2006 with the opening of 28 additional units, thus bringing the total to 454 stores at the year-end. The renovations programme also intensified to the extent that the division's gross operating investments increased by 39.4% in 2006. The Luxury Goods division therefore represented 37.9% of PPR Group investments, compared to 32.7% in 2005.

Free cash flow from operations in the Luxury Goods division rose by 18.0% in 2006.

## Gucci

| (in € million) | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **2,100.5** | **1,806.3** | **+16.3%** |
| **Recurring operating income** | **611.8** | **485.4** | **+26.0%** |
| ***as a % of revenue*** | ***29.1%*** | ***26.9%*** | ***+2.2 pts*** |
| EBITDA | 676.8 | 549.6 | +23.1% |
| *as a % of revenue* | *32.2%* | *30.4%* | *+1.8 pt* |
| Gross operating investments | 93.1 | 63.5 | +46.6% |
| Average number of employees | 5,585 | 5,060 | +10.4% |

The Gucci brand, the Luxury Goods division's primary growth engine, continued its sustained and balanced development in 2006 and confirmed its high operating leverage.

In 2006, Gucci posted non-Group revenue of €2,100.5 million. Excluding the Timepieces[(1)] activity, revenue increased by 18.3% in actual terms and 18.8% on a comparable basis. Retail sales in directly-operated stores rose by 16.8%; indirect sales to third-party distributors soared by 25.1%.

In mid-year, the Gucci Timepieces[(1)] activity was directly integrated into the Gucci brand. The initial steps towards repositioning the product offer and consolidating the distribution network were taken in the third quarter of 2006; these measures are intended to upgrade the watch collections to ensure performance and consistency, by capitalising on the success of the *Twirl* model, which perfectly reflects the brand's codes.

All the other product categories confirm the quality and relevance of the collections, which were very well received throughout the world by customers, the specialised press and celebrities:

- Leather Goods, Gucci's leading category, represented 56% of activity, up 19.5%;
- Shoes continued to develop with 21.3% growth;
- Ready-to-wear reported sustained growth of 18.8%, thus confirming the solid momentum of its collections for both men and women;
- the 2007 Cruise collections, available in stores during the fourth quarter, made a very promising start.

In 2006, Gucci also recorded excellent performances in all geographical areas:

- in Europe, and more particularly in Spain, Germany and France, with a 19.0% growth on a comparable basis;
- in the United States, where the directly-operated store network was very successful and sales rose by 20.4% on a comparable basis;
- in Japan where, despite the slowdown suffered by the Luxury Goods sector, directly-operated store retail sales increased by 6.6% (on a comparable basis), particularly through the overwhelming success of its new Ginza flagship store;
- in Asia Pacific (excluding Japan) which increased by 22.1% on a comparable basis and where the momentum was particularly sustained by the 68.9% growth in China and the success of the Landmark flagship store in Hong Kong.

Gucci e-commerce really took off in 2006. The e-commerce site network is now fully operational in the United States, the United Kingdom, France and Germany.

Gucci's recurring operating income totalled €611.8 million in 2006, up 26.0% in actual terms. The profitability rate amounted to 29.1%, up significantly by 2.2 points compared to the previous year.

Gucci's gross profit percentage increased considerably by 1.3 points, due to the rise in royalties, limited mark-downs that were slightly lower than in 2005 and the positive impact of the brand's upgrading, which resulted in targeted price increases.

In 2006, Gucci once again benefited fully from operating leverage. Operating expenses only increased by 13.7% whereas gross profit rose by 18.5%. However, in order to promote the brand's image and boost its sales momentum, communications and advertising expenses rose by 25.7% over the period.

*(1) The Timepieces activity involves the creation, manufacture and worldwide distribution of Gucci watches exclusively to third party associates (major stores and specialised or multi-specialist stores).*

## Bottega Veneta

| (in € million) | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **266.9** | **159.7** | **+67.2%** |
| **Recurring operating income** | **54.6** | **13.7** | **+298.5%** |
| ***as a % of revenue*** | ***20.5%*** | ***8.6%*** | ***+11.9 pts*** |
| EBITDA | 65.8 | 22.2 | +196.4% |
| *as a % of revenue* | *24.7%* | *13.9%* | *+10.8 pts* |
| Gross operating investments | 13.6 | 8.9 | +52.8% |
| Average number of employees | 918 | 643 | +42.8% |

Fiscal year 2006 was a record year for Bottega Veneta, from all points of view.

Revenue totalled €266.9 million, up 67.2% in actual terms and 68.7% on a comparable basis. This outstanding growth corresponds to both directly-operated retail sales and indirect sales to third-party distributors.

The success of collections is reflected in all product categories. With 66.0% growth, Leather Goods, which represented 84% of the brand's activity at the end of 2006, continued to forge ahead. The other categories also reported outstanding improvements with, in particular, a more than twofold rise in Ready-to-wear sales. Fine jewellery and furniture collections, recently launched and available by order only, made very promising starts.

In 2006, significant growth was reported in all regions. On a comparable basis, growth totalled 65.4% in Japan, the brand's primary market, 95.5% in Europe, 43.6% in the US and 69.2% in Asia Pacific (excluding Japan).

With a recurring operating income of €54.6 million in 2006 and a profitability of 20.5%, Bottega Veneta reported quite remarkable growth compared to 2005 and, in particular, confirmed its formidable potential in terms of profitability.

Bottega Veneta's gross profit percentage is structurally high due to the brand's positioning and the considerable weight of leather goods and direct sales in revenue. This rate increased again by 2.0 points in 2006, due to production and supply gains generated by large scale impacts.

In 2006, Bottega Veneta benefited from substantial operating leverage, with operating expenses up 40.8% for a gross profit up 71.9%, despite a significant rise in store network costs, on account of its considerable expansion, and a 52.8% increase in communications and advertising expenses.

## Yves Saint Laurent

| (in € million) | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **193.6** | **162.0** | **+19.5%** |
| **Recurring operating income** | **(49.4)** | **(65.8)** | **+24.9%** |
| ***as a % of revenue*** | ***(25.5%)*** | ***(40.6%)*** | ***+15.1 pts*** |
| EBITDA | (35.7) | (50.7) | +29.6% |
| *as a % of revenue* | *(18.4%)* | *(31.3%)* | *+12.9 pts* |
| Gross operating investments | 4.9 | 4.3 | +14.0% |
| Average number of employees | 922 | 945 | (2.4%) |

After the promising end to fiscal year 2005, the successful turnaround of Yves Saint Laurent was confirmed in 2006, with very commendable sales and operating performances.

Revenue steadily increased to reach €193.6 million at the end of 2006, up 19.5% in actual terms and 19.1% on comparable basis.

In each quarter, directly-operated store retail sales accelerated, resulting in a 20.8% increase on a comparable basis over the period. This gave rise to a substantial improvement in the per square metres sales ratio. Indirect sales to third-party distributors rose by 20.9% due to the enormous success of the collections, in particular Men and Women's Ready-to-wear.

In 2006, Yves Saint Laurent confirmed its role as a major player in the Leather Goods market. As a result, this category reported 51.0% growth, due in particular to the still highly acclaimed *Muse* bag and the success of the models launched this year: The *Double, Rive Gauche* and *Downtown* bags, launched at the year-end as part of the 2007 Cruise collection made a promising start.

Yves Saint Laurent recorded excellent performances in all geographical areas in 2006, especially in Asia Pacific (excluding Japan), up 56.6% on a comparable basis and the United States, up 18.4%. Sales in Japan increased by 11.0%.

In addition, Yves Saint Laurent continues to attract the keen attention of the press and celebrities and has recovered its historical trend-setting brand status.

In 2006, Yves Saint Laurent's losses were considerably reabsorbed, and have decreased by 30.2% over two years.

The gross profit percentage continued to rise significantly in 2006, by 2.3 points, due to the increasing weight of leather goods in revenue, the sharp upturn in "full price" sales and a considerable decrease in mark-downs.

This solid revenue growth, geared towards high margin segments, combined with tight cost control (increase in operating expenses limited to 4.2% in 2006) gave rise to a substantial improvement in Yves Saint Laurent's operating income in 2006.

## YSL Beauté

| | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **624.3** | **608.2** | **+2.6%** |
| **Recurring operating income** | **32.2** | **17.9** | **+79.9%** |
| ***as a % of revenue*** | ***5.2%*** | ***2.9%*** | ***+2.3 pts*** |
| EBITDA | 51.5 | 34.5 | +49.3% |
| *as a % of revenue* | *8.2%* | *5.7%* | *+2.5 pts* |
| Gross operating investments | 22.0 | 14.9 | +47.7% |
| Average number of employees | 3,138 | 3,383 | (7.2%) |

Fiscal year 2006 was a turning point for YSL Beauté, with the reorganisation of head office services and the industrial restructuring (sale of one of the two production units) and a new strategy refocusing on key brands and priority markets.

Accordingly, YSL Beauté reported non-Group revenue of €624.3 million, up 2.6% in actual terms and 3.0% on a comparable basis. Adjusted for the discontinuation of the Fendi license, the increase was 4.2% in 2006; likewise, the new refocusing strategy led to the termination of the Van Cleef & Arpels license, with effect as from January 1, 2007.

The improvement during the year was due to the success of the Yves Saint Laurent brand, which was particularly marked in the second half of the year, with the hugely successful launch of the new men's fragrance, *L'Homme*. Cosmetics sales were boosted by numerous launches: *Golden Gloss* (lipstick), *Mascara Infinity Curl* and especially *Perfect Touch*. Beauty care sales benefited from the launch of *Hydra Feel* in the second half of 2006.

YSL Beauté also benefited in 2006 from the launch of a new Stella McCartney fragrance, *Stella In Two*, which confirms this brand's high potential.

YSL Beauté reported sound growth in Europe, Russia, South America and the Middle East. In the United States, a very difficult market for YSL Beauté, the fragrance *L'Homme* was very successful.

In 2006, YSL Beauté recorded recurring operating income of €32.2 million, up 79.9% compared to 2005, and a profitability of 5.2%. This substantial increasing was attributable to the strong appreciation of gross profit percentages, especially in the second half of 2006 and the considerable long-term savings generated primarily in the second half of the year by the restructuring plans. A portion of these savings was reinvested in communications expenses in order to finance the major launches in the third quarter of 2006.

## Other brands

| | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenue after inter-company eliminations** | **379.1** | **294.2** | **+28.9%** |
| **Recurring operating income** | **10.3** | **(13.7)** | **+175.2%** |
| ***as a % of revenue*** | ***2.7%*** | ***(4.7%)*** | ***+7.4 pts*** |
| EBITDA | 26.4 | 2.8 | +842.9% |
| *as a % of revenue* | *7.0%* | *1.0%* | *+6.0 pts* |
| Gross operating investments | 23.5 | 21.1 | +11.4% |
| Average number of employees | 1,462 | 1,351 | +8.2% |

With a non-Group revenue of €379.1 million, i.e. 28.9% growth in actual terms and 30.3% on a comparable basis, the other Luxury Goods division brands recorded excellent performances in 2006. This year was also a turning point for all brands as for the first time ever they all reported a positive recurring operating income, having improved their sales and operating performances.

**Balenciaga** had an excellent year once again, with robust growth in all geographical areas, driven by the huge success of its collections, and particularly women's ready-to-wear and leather goods. After a return to break-even in 2005, Balenciaga again improved its earnings in 2006.

Due to the success of its Jewellery, Costume Jewellery and Watches collections, **Boucheron** posted outstanding results in all its product categories and geographical areas, particularly in Europe and Japan. Boucheron has confirmed its return to break-even point in 2006 one year ahead of its market plan.

**Sergio Rossi** had a record activity in 2006, with balanced direct and indirect sales growth in all geographical areas due to the optimisation of production and distribution processes.

Once again, **Alexander McQueen** reported high sales growth in 2006, particularly in Ready-to-wear and the brand's two essential products, Shoes and Leather Goods.

**Stella McCartney** continued its excellent growth momentum in 2006. All the geographical areas contributed to this growth and the potential of the new Shoes and Leather Goods lines was confirmed during the year.

### Gucci Group head office expenses

In 2006, Gucci Group head office expenses increased by €48.8 million to reach €94.3 million. This increase is mainly attributable to:

- the remeasurement of *SARs* for €33.7 million;
- the initial implementation of a *Long-Term Incentive Plan* for €7.8 million.

Share Appreciation Rights (*SARs*) constitute long-term cash-settled and share-based optional compensation plans. Hence, the remeasurement of services is recalculated at each balance sheet date and recorded in income or loss. The SAR exercise price, a conventional theoretical Gucci Group value, is determined on a quarterly basis by applying price-earnings ratios for a basket of comparable companies to the results of the Luxury Goods division over twelve sliding months.

The expense recorded in 2006 as recurring operating income in respect of the *SARs* was €46.4 million (€12.7 million in 2005). This increase is attributable to the improved performance of the Luxury Goods division and the fact that a greater number of options were "in the money" and vested during the year. In the first half of 2006, the appreciation of the basket ratios accentuated this increase; during the year, the ratios were virtually stable to the extent that the second half-year expense was reduced.

In December 2006, Gucci Group implemented an early buyback programme for these *SARs* for 2.1 million options. At the end of this transaction, there were 0.6 million outstanding *SARs* compared to €3.9 million at the same period last year (also considering the 1.2 million net *SARs* exercised or cancelled). The pre-tax cost of this transaction was recorded in non-recurring operating expenses for €52.0 million in 2006.

The expense recorded in recurring operating income in 2006 corresponds to the remeasurement of services up to the initiation of the buyback programme and the cost of exercising the *SARs* over the period. In 2007, this expense will be incurred again but for a significantly lower amount.

Furthermore, in 2006, the decision was made not to renew the *SAR* allocation plans and replace them with a *Long-Term Incentive Plan* for motivation and retention purposes. Under a yearly plan, the beneficiaries may receive, after three years, a fixed percentage of their basic salary only if they are still present in the company and the forecast financial objectives (operating income and free cash flow from operations) are met. The Group's commitment is therefore contained within a maximum budget.

In 2006, the expense recorded corresponds to a third of this commitment, less normal staff turnover. In 2007, the second annuity of the 2006 Plan and the first annuity of the 2007 Plan will be recorded.

## COMMENTS ON THE FINANCIAL STRUCTURE

In 2006, PPR once again bolstered its financial structure by reducing capital employed, considerably improving its equity and significantly decreasing its net indebtedness:

| In € million | 2006 | 2005 | Change |
|---|---|---|---|
| Goodwill and net intangible assets | 12,212.0 | 12,150.9 | +61.1 |
| Other non-current assets, net | 876.2 | 1,389.0 | (512.8) |
| Current assets, net | (241.9) | (314.3) | +72.4 |
| Provisions | (514.1) | (507.1) | (7.0) |
| **Capital employed** | **12,332.2** | **12,718.5** | **(386.3)** |
| Net assets held for sale | 253.5 | | +253.5 |
| **Shareholders' equity** | **9,124.5** | **8,134.1** | **+990.4** |
| **Net financial indebtedness** | **3,461.2** | **4,584.4** | **(1,123.2)** |

### Capital employed

As of December 31, 2006, capital employed fell by 3.0% compared to the previous year.

### Goodwill and net intangible assets

As of December 31, 2006, goodwill & net intangible assets represented 54.5% of total assets (52.8% as of December 31, 2005). The increase in this heading was primarily due to the adoption of IFRS 5 by France Printemps and Orcanta for a negative amount of €265.7 million, exchange rate fluctuations for a negative amount of €67.6 million and acquisitions of subsidiaries or minority interests for €413.9 million.

## Other net non-current assets

| (in € million) | 2006 | 2005 | Change |
|---|---|---|---|
| Property, plant and equipment, net | 1,900.6 | 2,538.7 | (638.1) |
| Net deferred taxes | (1,247.0) | (1,379.7) | +132.7 |
| Investments in associates | 19.3 | 44.0 | (24.7) |
| Non-current financial assets, net | 216.0 | 240.8 | (24.8) |
| Other non-current assets | (12.7) | (54.8) | +42.1 |
| **Other non-current financial assets, net** | **876.2** | **1,389.0** | **(512.8)** |

The decrease in property, plant and equipment was primarily due to the adoption of IFRS 5 by France Printemps and Orcanta for a negative amount of €615.4 million, exchange rate fluctuations for a negative amount of €33.0 million and acquisitions of subsidiaries for €64.8 million.

As of December 31, 2006, property, plant and equipment comprised land and buildings in the amount of €808.9 million (compared to €1,348.1 million in the previous year). Generally, PPR prefers to lease the surface areas used for commercial purposes. Nevertheless, in the Retail division, Conforama owns 71 of its French stores, 6 of its Spanish stores, 3 of its Portuguese stores, all of its stores in Poland and Croatia and one store in Switzerland. Redcats owns the walls of around 10% of its stores, 40% of its warehouses and 30% of its offices. CFAO owns around two-thirds of the sites operated in Africa and the French overseas departments. Fnac rents virtually all the surface areas that it occupies. The Luxury Goods retail stores are located in prestigious locations in the world's largest cities and generally leased. However, the Group owns the premises of 11 stores out of a total network of 454.

The decrease in net deferred taxes was attributable to the adoption of IFRS 5, mainly by France Printemps, for €121.4 million. Tax losses and tax credits not utilised in respect of which no deferred tax asset is recognised totalled €1,115.5 million as of December 31, 2006 (€1,213.2 million as of December 31, 2005).

The increase in miscellaneous non-current assets was mainly due to the movements in interest rate hedging derivatives.

## Net current assets

As of December 31, 2006, net current assets were negative at €241.9 million, of which €187.9 million relates to the Luxury Goods division (€105.5 million less than in the previous year).

In 2006, effective management of working capital requirements generated a positive cash flow (excluding tax) of €69.6 million (including changes in customer loans for €26.2 million).

As of December 31, 2006, inventories totalled €2,744.2 million and trade receivables €1,116.4 million (respectively €2,827.2 million and €1,125.6 million in the previous year). Customer loans, generated by Redcats consumer credit activities, totalled €397.7 million as of December 31, 2006, down €18.9 million compared to 2005.

Current tax liabilities decreased mainly due to the payment of taxes on sales of shares in previous years (in particular Rexel, Finaref and Facet).

## Provisions

| (in € million) | 2006 | 2005 | Change |
|---|---|---|---|
| Provisions for termination payments on retirement and similar benefits | (260.7) | (279.4) | +18.7 |
| Other provisions for contingencies and losses | (253.4) | (227.7) | (25.7) |
| **Provisions** | **(514.1)** | **(507.1)** | **(7.0)** |

As of December 31, 2006, the decrease in provisions for retirement and similar benefits was primarily due (€21.9 million) to the adoption of IFRS 5 by France Printemps and Orcanta. In 2006, the non-current portion of these provisions totalled €248.6 million (€266.1 million in 2005).

Other provisions for contingencies & losses are non-current liabilities in the amount of €140.9 million in 2006 (€142.7 million in 2005) and mainly hedge against warranty and tax litigation risks.

## Net assets held for sale

As of December 31, 2006, this heading results from the adoption of IFRS 5 by France Printemps.

## Equity

| (in € million) | 2006 | 2005 | Change |
|---|---|---|---|
| Shareholders' equity attributable to equity holders of the parent | 8,971.1 | 7,985.3 | +985.8 |
| Minority interests | 153.4 | 148.8 | +4.6 |
| **Shareholders' equity** | **9,124.5** | **8,134.1** | **+990.4** |

In 2006, equity increased considerably, in particular due to the impact of:

- net income for the year (€732.1 million);
- dividends distributed by PPR and its subsidiaries (€355.4 million);
- movements in share capital and treasury shares (€635.4 million, including €719.6 million with regard to the share capital increase subsequent to the conversion of the OCEANE bonds issued in 2003);
- foreign exchange losses (€97.8 million);
- and the fair value measurement of certain financial instruments (€79.0 million).

PPR's share capital as of December 31, 2006 comprised 128,387,724 shares with a par value of €4 each.

In January and May 2006, 394,062 treasury shares were cancelled (without any impact on the consolidated financial statements) and 8,333,106 shares were created to pay for the unhedged portion of the OCEANE bonds issued in 2003. Furthermore, 269,548 shares were acquired following the exercise of PPR share purchase options set up in 2005 in order to hedge subscription plans and a net balance of 25,000 shares was sold under the liquidity contract.

In addition, 1,480,000 PPR share purchase options were acquired in order to hedge the stock option plans allocated in 2002, 2003, 2004 and 2006. PPR also reorganised the partial initial hedge of the OCEANE bonds issued in 2003 with 1,155,911 additional calls. These 4,155,911 purchase options were exercised at the end of October for the conversion of the OCEANE bonds issued in 2003.

As of December 31, 2006, PPR did not hold any treasury shares in its portfolio or under its liquidity contract. As of December 31, 2005, PPR held 149,514 treasury shares, including 25,000 shares under its liquidity contract.

Minority interests as of December 31, 2006 correspond to the CFAO and Luxury Goods division subsidiaries for €108.5 million and €41.7 million respectively (€100.9 million and €44.1 million respectively in 2005).

## Net indebtedness

| (in € million) | 2006 | 2005 |
|---|---|---|
| Gross borrowings excluding the financing of customer loans | 5,043.4 | 6,463.1 |
| Fair value hedging derivative instruments (interest rate) | (26.6) | (65.5) |
| Cash and cash equivalents | (1,555.6) | (1,813.2) |
| **Net financial indebtedness** | **3,461.2** | **4,584.4** |

Group net indebtedness stood at €3,461.2 million as of December 31, 2006, down 24.5% compared to December 31, 2005. In particular, gross borrowings were reduced by €1,419.7 million over the period.

In 2006, PPR continued to strengthen its financial structure and increase the flexibility of its financing sources, and this was accelerated by the early conversion of the 2003 OCEANE bonds. The Group's credit ratios have improved:

- the "gearing" ratio (net indebtedness to equity ratio) totalled 37.9% as of December 31, 2006, compared to 56.4% as of December 31, 2005 and 68.0% as of January 1, 2005;
- the "solvency" ratio (net financial indebtedness to EBITDA ratio) totalled 2.12% as of December 31, 2006, compared to 3.10% as of December 31, 2005 and 3.77% as of January 1, 2005 (data published over twelve months).

The agency Standard & Poors awarded PPR with a "BBB-" with a stable outlook rating.

Short-term and long-term borrowings represented 42.3% and 32.4% of total borrowings respectively as of December 31, 2006 (36.1% and 21.7% respectively as of December 31, 2005).

In 2006, PPR continued its interest rate setting and capping policy. Hence, despite the significant impact of the early conversion of the OCEANE bonds issued in 2003, the fixed-rate portion of borrowings as a percentage of total gross borrowings amounted to 42.5% as of December 31, 2006 (compared to 50.8% as of December 31, 2005).

As of December 31, 2006, the Group's gross borrowings primarily consisted of Euro financing. Excluding exchange rate hedging and inter-company refinancing, the US denominated portion represented 7.1% of total gross borrowings while the Japanese yen denominated portion represented 6.2%.

As of December 31, 2006, the Group had confirmed credit lines of €5,030.9 million, compared to €5,105.6 million as of December 31, 2005. The undrawn balance of these credit lines as of December 31, 2006 totalled €4,733.1 million, compared to €4,913.1 million as of December 31, 2005.

## Change in net indebtedness

The significant decrease in net indebtedness over fiscal years 2006 and 2005 may be summarised as follows:

| [illegible] | 2006 | 2005 |
|---|---|---|
| **Net financial indebtedness as of January 1** | **4,584.4** | **5,183.8** |
| Free cash flow from operating activities | (1,069.6) | (917.2) |
| Net interest paid and dividend received | 184.5 | 176.4 |
| Acquisitions and disposals of financial assets | (174.9) | (104.3) |
| Disbursements on prior sales of securities | 153.1 | 85.3 |
| Impact of the conversion of the Océane bond issued in 2003 | (687.9) | |
| Impact of changes in treasury shares | 65.5 | (185.5) |
| Dividend paid | 355.6 | 326.3 |
| Other changes | 50.5 | 19.6 |
| **Net financial indebtedness as of December 31** | **3,461.2** | **4,584.4** |

### Free cash flow from operations

The generation of free cash flow from operations is one of the primary objectives for all Group teams. In 2006, free cash flow from operations increased by 16.6% to reach €1,069.6 million:

| [illegible] | 2006 | 2005 | Change |
|---|---|---|---|
| **Cash flow from operating activities before tax, dividends and interest** | **1,540.4** | **1,318.1** | **+16.9%** |
| Changes in working capital requirements (excluding tax) | 69.6 | 51.5 | +35.1% |
| Corporate income tax paid | (198.0) | (140.3) | +41.1% |
| **Excess cash from operating activities** | **1,412.0** | **1,229.3** | **+14.9%** |
| Net operating investments | (342.4) | (312.1) | +9.7% |
| **Free cash flow from operating activities** | **1,069.6** | **917.2** | **+16.6%** |

In 2006, the rise in cash flow from operating activities before tax, dividends and interest for €222.3 million exceeds the increase in EBITDA (€219.2 million), which reflects the Group's focus on generating cash resources.

The management and optimisation of working capital requirements were particularly effective in 2006, particularly regarding inventories.

Corporate tax payments increased due to the rise in the income tax charge in the income statement (€72.9 million) and the slight increase in unpaid items.

Net cash flows from operating activities therefore rose by 14.9% in 2006 following the 6.6% growth in 2005.

In 2006, net operating investments included sales of property, plant and equipment and intangible assets for €72.5 million (€32.4 million in 2005). Gross operating investments therefore increased by 20.4% in 2006 to reach €414.9 million and mainly include the sales outlet openings, conversions and renovations for €238.3 million (€168.1 million in 2005) and logistics and IT projects for €91.1 million (€88.4 million in 2005).

### Available free cash flow

The disbursements for net finance costs included interest and dividends received for €38.6 million in 2006 (€48.0 million in 2005).

As a result, available cash flow totalled €885.1 million in 2006 (€740.8 million in 2005), up 19.5%.

### Financial transactions

In 2006, financial purchases and sales mainly included the takeover of The Sportsman's Guide by Redcats and Sodice Expansion by Conforama, less the profits from the sales of France Printemps and Orcanta and various share purchases and sales, mainly involving real estate. For 2005, virtually all these cash flows were generated by the sale of the remaining Facet shares.

In 2006 and 2005, disbursements for previous sales of shares included tax payments on the capital gains arising from the sale of Rexel, Finaref and Facet.

### PPR share capital transactions – Dividends paid

The impact of the early conversion of the OCEANE bonds issued in 2003 corresponds to the cash flow generated by the related share capital increase.

The treasury share movements include the impacts of the liquidity contract and stock option plan hedging transactions on cash flow. In 2005, they also included income of €224.8 million relating to the sale of treasury shares in the amount of €2.7 million.

In 2006, dividends paid included the dividends paid to the minority shareholders of consolidated subsidiaries in the amount of €29.9 million (€27.0 million in 2005).

## DIVIDEND

The Board of Directors will submit a dividend distribution of €3.00 per share, up 10.3%, to the General Shareholders' Meeting of May 14, 2007 for approval.

PPR has adopted a solid and steady dividend growth policy. Hence, the 10.3% growth in the per share dividend in 2006 follows the increases of 7.9% in 2005, 5.0% in 2004 and 4.3% in 2003.

The amount that could be distributed in 2007 is €385.2 million, up 17.7% compared to the previous year. This implies the following distribution* rates:

- 55.2% of 2006 net income from continuing operations excluding non-recurring items attributable to the equity holders of PPR (compared to 61.6% and 63.7% for 2005 and 2004 respectively);
- 43.5% of 2006 available cash flow (compared to 42.2% and 65.8% for 2005 and 2004 respectively).

* *calculated, for fiscal years 2005 and 2004, using accounting aggregates published in 2005 with a pro forma 2004 over twelve months.*

## SUBSEQUENT EVENTS

On February 25, 2007, PPR received a firm offer from Accor for the acquisition of all the share capital of Kadeos for €210 million.

PPR has accepted this offer and entered into exclusive negotiations with Accor in order to finalize the preparation of the legal documentation for the transaction, which is expected to close in or around mid-March.

This transaction will inaugurate a partnership with the Accor group in France and internationally. This means that the gift card and voucher activity will be confided to a leader of the sector. It will also ensure the long-term continuity of the Kadeos commercial agreements with all Group companies

Kadéos reported revenue of €17.1 million in 2006 (€19.1 million in 2005) and contributed to Group revenue (after elimination of inter-company sales) in the amount of €4.1 million (€3.2 million in 2005). In 2006, Kadéos' contribution to net income from continuing operations attributable to the equity holders of PPR was €1.0 million (€0.4 million in 2005).

## OUTLOOK

The 2007 outlook for the PPR Group appears favourable considering the robust sales of the Retail division and the steady growth of the Luxury Goods division in the first weeks of the year.

# Consolidated financial statements for the year

## ended December 31, 2006

The 2005 and 2004 comparative information presented in this document was restated to comply with the IFRS in effect on the date the financial statements were prepared and to reflect the classification of certain activities in accordance with IFRS 5. These restatements are described in Note 3.

## CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

| in € million | Notes | 2006 | 2005 | 2004 (1) |
|---|---|---|---|---|
| **CONTINUING OPERATIONS** | | | | |
| **Revenue** | 7 | **17,930.9** | **16,937.9** | **16,660.5** |
| Cost of sales | | (10,075.2) | (9,598.8) | (9,337.0) |
| **Gross profit** | | **7,855.7** | **7,339.1** | **7,323.5** |
| Payroll expenses | 8-9 | (2,636.5) | (2,469.5) | (2,413.9) |
| Other recurring operating income and expenses | | (3,944.7) | (3,807.0) | (3,843.3) |
| **Recurring operating income** | 10 | **1,274.5** | **1,062.6** | **1,066.3** |
| Other non-recurring operating income and expenses | 11 | (0.1) | 3.1 | 93.3 |
| **Operating income** | | **1,274.4** | **1,065.7** | **1,159.6** |
| Finance costs | 12 | (290.0) | (307.4) | (293.2) |
| **Income before taxes** | | **984.4** | **758,3** | **866.4** |
| Income taxes | 13 | (259.9) | (187.0) | (317.0) |
| Share in earnings of associates | | 2.2 | 3,4 | 14.4 |
| **Net income from continuing operations** | | **726.7** | **574.7** | **563.8** |
| o/w attributable to equity holders of the parent | | 679.7 | 536.4 | 504.5 |
| o/w attributable to minority interests | | 47.0 | 38.3 | 59.3 |
| **DISCONTINUED OPERATIONS** | | | | |
| **Net income from discontinued operations** | 14 | **5.4** | **(1.0)** | **613.0** |
| o/w attributable to equity holders of the parent | | 5.6 | (1.0) | 560.6 |
| o/w attributable to minority interests | | (0.2) | | 52.4 |
| **Net income of consolidated companies** | | **732.1** | **573.7** | **1,176.8** |
| o/w attributable to equity holders of the parent | | 685.3 | 535.4 | 1,065.1 |
| o/w attributable to minority interests | | 46.8 | 38.3 | 111.7 |
| **Net income attributable to equity holders of the parent** | 2.18 | **685.3** | **535.4** | **1,065.1** |
| Earnings per share (in €) | 15.1 | 5.64 | 4.51 | 8,94 |
| Fully diluted earnings per share (in €) | 15.1 | 5.63 | 4.40 | 8,21 |
| **Net income from continuing operations attributable to equity holders of the parent** | 2.18 | **679.7** | **536.4** | **504.5** |
| Earnings per share (in €) | 15.1 | 5.60 | 4.52 | 4,24 |
| Fully diluted earnings per share (in €) | 15.1 | 5.58 | 4.40 | 4,01 |
| **Net income from continuing operations excluding non-recurring items attributable to equity holders of the parent** | 2.18 | **698.0** | **531.0** | **536.1** |
| Earnings per share (in €) | 15.2 | 5.75 | 4.47 | 4,50 |
| Fully diluted earnings per share (in €) | 15.2 | 5.73 | 4.36 | 4,25 |

*(1) Excluding IAS 32/39 - Luxury Goods Division consolidated for a 14-month period from November 1, 2003 to December 31, 2004.*

## CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006, 2005 AND 2004

### Assets

| (in € millions) | Notes | 2006 | 2005 | 2004 (1) |
|---|---|---|---|---|
| Goodwill | *16* | 5,609.3 | 5,545.9 | 5,396.6 |
| Other intangible assets | *17* | 6,602.7 | 6,605.0 | 6,618.4 |
| Property, plant and equipment | *18* | 1,900.6 | 2,538.7 | 2,623.5 |
| Investments in associates | *20* | 19.3 | 44.0 | 46.9 |
| Non-current financial assets | *21* | 216.0 | 240.8 | 241.2 |
| Deferred tax assets | *13.2* | 692.8 | 585.6 | 425.7 |
| Other non-current assets | | 13.9 | 11.6 | 14.4 |
| **Non-current assets** | | **15,054.6** | **15,571.6** | **15,366.7** |
| Inventories | *22* | 2,744.2 | 2,827.2 | 2,632.6 |
| Trade receivables | *23* | 1,116.4 | 1,125.6 | 1,052.5 |
| Customer loans | *23* | 397.7 | 416.6 | 419.1 |
| Current tax receivables | *13.2* | 56.8 | 52.0 | 46.2 |
| Other current financial assets | *24* | 74.1 | 50.1 | 146.5 |
| Other current assets | *23* | 1,136,4 | 1,147.3 | 1,225.5 |
| Short-term receivables on divestments | *25* | | | 2,181.8 |
| Cash and cash equivalents | *25* | 1,555.6 | 1,813.2 | 2,106.3 |
| **Current assets** | | **7,081.2** | **7,432.0** | **9,810.5** |
| **Assets classified as held for sale** | *14* | **253.5** | | |
| **Total assets** | | **22,389.3** | **23,003.6** | **25,177.2** |

*(1) Excluding IAS 32/39.*

### Liabilities and shareholders' equity

| (in € millions) | Notes | 2006 | 2005 | 2004 (1) |
|---|---|---|---|---|
| Share capital | *26* | 513.6 | 481.8 | 489.7 |
| Capital reserves | | 2,661.6 | 2,011.7 | 2,165.6 |
| Treasury shares | | | (13.8) | (51.6) |
| Cumulative translation adjustments | | (18.4) | 78.6 | (74.1) |
| Remeasurement of financial instruments | | 48.2 | (30.4) | |
| Other reserves | | 5,766.1 | 5,457.4 | 5,250.8 |
| **Shareholders' equity attributable to equity holders of the parent** | *26* | **8,971.1** | **7,985.3** | **7,780.4** |
| Shareholders' equity attributable to minority interests | | 153.4 | 148.8 | 238.8 |
| **Shareholders' equity** | *26* | **9,124.5** | **8,134.1** | **8,019.2** |
| Long-term borrowings | *29* | 3,140.7 | 4,398.9 | 6,103.2 |
| Other non-current financial liabilities | *30* | | 1.8 | |
| Provisions for retirement and similar benefits | *27* | 248.6 | 266.1 | 233.3 |
| Provisions | *28* | 140.9 | 142.7 | 164.8 |
| Deferred tax liabilities | *13.2* | 1,939.8 | 1,965.3 | 1,859.7 |
| **Non-current liabilities** | | **5,470.0** | **6,774.8** | **8,361.0** |
| Short-term borrowings | *29* | 1,902.7 | 2,064.2 | 2,910.2 |
| Financing of customer loans | *29* | 397.7 | 416.6 | 419.1 |
| Other current financial liabilities | *30* | 44.7 | 19.5 | 11.2 |
| Trade payables | *23* | 2,500.6 | 2,758.1 | 2,643.8 |
| Provisions for retirement and similar benefits | *27* | 12.1 | 13.3 | 14.2 |
| Provisions | *28* | 112.5 | 85.0 | 183.5 |
| Current tax liabilities | *13.2* | 279.7 | 355.7 | 266.6 |
| Other current liabilities | *23* | 2,544.8 | 2,382.3 | 2,348.4 |
| **Current liabilities** | | **7,794.8** | **8,094.7** | **8,797.0** |
| **Liabilities associated with assets classified as held for sale** | *14* | | | |
| **Total liabilities and shareholders' equity** | | **22,389.3** | **23,003.6** | **25,177.2** |

*(1) Excluding IAS 32/39.*

## CONSOLIDATED CASH FLOW STATEMENT AS OF DECEMBER 31, 2006, 2005 AND 2004

| (in € millions) | Notes | 2006 | 2005 | 2004 (1) |
|---|---|---|---|---|
| **Net income from continuing operations** | | **726.7** | **574.7** | **563.8** |
| Net recurring charges to depreciation, amortisation and provisions on non-current operating assets | | 355.5 | 348.2 | 364.4 |
| Other non-cash income and expenses | | 31.0 | (22.1) | 26.1 |
| **Cash flow from operating activities** | 33.1 | **1,113.2** | **900.8** | **954.3** |
| Interest paid/received | | 182.5 | 225.3 | 259.2 |
| Dividends received | | (1.2) | (15.1) | (26.0) |
| Net income tax payable | | 245.9 | 207.1 | 147.0 |
| **Cash flow from operating activities before tax, dividends and interest** | | **1,540.4** | **1,318.1** | **1,334.5** |
| Change in working capital requirement | | 43.4 | 43.2 | (5.2) |
| Change in customer loans | | 26.2 | 8.3 | 28.6 |
| Income tax paid | | (198.0) | (140.3) | (204.9) |
| **Net cash from operating activities** | | **1,412.0** | **1,229.3** | **1,153.0** |
| Purchases of property, plant and equipment and intangible assets | 33.2 | (414.9) | (344.5) | (369.7) |
| Proceeds from sale of property, plant and equipment and intangible assets | 33.2 | 72.5 | 32.4 | 26.3 |
| Acquisitions of subsidiaries, net of cash acquired | 33.3 | (295.1) | (68.6) | (2,688.0) |
| Proceeds from disposal of subsidiaries net of cash transferred | 33.3 | 168.6 | 3.1 | 2,305.5 |
| Purchases of other financial assets | | (48.8) | (17.2) | (233.6) |
| Proceeds from sale of other financial assets | | 197.1 | 101.7 | 158.5 |
| Interest and dividends received | | 38.6 | 48.0 | 59.2 |
| **Net cash from investing activities** | | **(282.0)** | **(245.1)** | **(741.8)** |
| Share capital increase/decrease (2) | | 720.5 | 1.8 | (0.2) |
| Treasury share transactions | 33.4 | (65.5) | 185.5 | 100.4 |
| Dividends paid to parent company shareholders | | (325.7) | (299.3) | (278.9) |
| Dividends paid to minority interests | | (29.9) | (27.0) | (19.9) |
| Bond issues | 29 - 33.5 | 413.3 | 621.1 | 1,343.5 |
| Bond redemptions (2) | 29 - 33.5 | (1,611.0) | (865.2) | (1,507.9) |
| Increase (decrease) in other borrowings | 29 | (197.2) | (2,689.5) | 1,469.5 |
| Interest paid and equivalent | | (223.1) | (224.4) | (315.0) |
| **Net cash from (used in) financing activities** | | **(1,318.6)** | **(3,297.0)** | **791.5** |
| Net cash from assets classified as held for sale | 14 | 55.9 | 32.4 | 80.4 |
| Impact of exchange rate variations | | 8.2 | 13.3 | 38.7 |
| **Net increase/(decrease) in cash and cash equivalents (4)** | | **(124.5)** | **(2,267.1)** | **1,321.8** |
| | | | | |
| **Cash and cash equivalents at beginning of the year (3)** | | **1,340.3** | **3,607.4** | **2,722.9** |
| **Cash and cash equivalents at end of the year (4)** | | **1,215.8** | **1,340.3** | **4,044.7** |

*(1) Excluding IAS 32/39 - Luxury Goods Division consolidated for a 14-month period from November 1, 2003 to December 31, 2004.*

*(2) Including €719.6 million in 2006 with no impact on cash movements.*

*(3) Cash and cash equivalents at the beginning of fiscal year 2005 of €3,607.4 million corresponds to cash and cash equivalents at the close of fiscal year 2004 adjusted for the impact of the application of IAS 32 and 39 as of January 1, 2005 in the amount of €437.3 million.*

*(4) As of December 31, 2004 "Net increase in cash and cash equivalents" and "Cash and cash equivalents at the end of the year" include short-term receivables on divestments of €2,181.8 million (note 25).*

# CONSOLIDATED STATEMENT OF CHANGE IN SHAREHOLDERS' EQUITY

| (Before appropriation of net income) [illegible] | Number of shares outstanding[1] | Share capital | Capital reserves | Treasury shares | Cumulative translation adjustments | Remeasurement of financial instruments | Other reserves and net income attrib. to equity holders of the parent | Shareholders' equity: Equity holders of the parent | Shareholders' equity: Minority interest | Shareholders' equity: Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **As of January 1, 2004** | **120,802,365** | **489.6** | **2,164.3** | **(273.5)** | | | **4,585.0** | **6,965.4** | **2,964.7** | **9,930.1** |
| Gains and losses recognised directly in shareholders' equity | | | | | (74.1) | | (14.5) | **(88.6)** | (0.2) | **(88.8)** |
| 2004 net income | | | | | | | 1,065.1 | **1,065.1** | 111.7 | **1,176.8** |
| **Total gains and losses recognised** | | | | | **(74.1)** | | **1,050.6** | **976.5** | **111.5** | **1,088.0** |
| Share capital increase/ decrease | 27,500 | 0.1 | 1.3 | | | | | **1.4** | | **1.4** |
| Treasury shares [3] | 1,300,000 | | | 221.9 | | | (113.0) | **108.9** | | **108.9** |
| Valuation of share option programmes | | | | | | | 7.1 | **7.1** | | **7.1** |
| Dividends paid | | | | | | | (278.9) | **(278.9)** | (29.9) | **(308.8)** |
| Changes in Group structure | | | | | | | | | (2, 807.5) | **(2, 807.5)** |
| **Allowances as of December 31, 2004** | **122,129,865** | **489.7** | **2,165.6** | **(51.6)** | **(74.1)** | | **5,250.8** | **7,780.4** | **238.8** | **8,019.2** |
| Application of IAS 32/39 | (4,583,517) | | | (509.4) | | 26.7 | 149.9 | **(332.8)** | (67.3) | **(400.1)** |
| **As of January 1, 2005** | **117,546,348** | **489.7** | **2,165.6** | **(561.0)** | **(74.1)** | **26.7** | **5,400.7** | **7,447.6** | **171.5** | **7,619.1** |
| Gains and losses recognised directly in shareholders' equity | | | | | 152.7 | (57.1) | (13.0) | 82.6 | 0.6 | 83.2 |
| 2005 net income | | | | | | | 535.4 | 535.4 | 38.3 | 573.7 |
| **Total gains and losses recognised** | | | | | **152.7** | **(57.1)** | **522.4** | **618.0** | **38.9** | **656.9** |
| Share capital increase/ decrease | (1,986,250) | (7.9) | (153.9) | | | | | **(161.8)** | | **(161.8)** |
| Treasury shares [3] | 4,738,618 | | | 547.2 | | | (171.1) | **376.1** | | **376.1** |
| Valuation of share option programmes | | | | | | | 4.7 | **4.7** | | **4.7** |
| Dividends paid | | | | | | | (299.3) | **(299.3)** | (26.7) | **(326.0)** |
| Changes in Group structure | | | | | | | | | (34.9) | **(34.9)** |
| **Allowances as of December 31, 2005** | **120,2980,716** | **481.8** | **2,011.7** | **(13.8)** | **78.6** | **(30.4)** | **5,457.4** | **7,985.3** | **148.8** | **8,134.1** |
| Gains and losses recognised directly in shareholders' equity | | | | | (97.0) | 78.6 | 4.2 | (14.2) | (0.8) | (15.0) |
| 2006 net income | | | | | | | 685.3 | 685.3 | 46.8 | 732.1 |
| **Total gains and losses recognised** | | | | | **(97.0)** | **78,6** | **689.5** | **671.1** | **46.0** | **717.1** |
| Share capital increase/ decrease | 7,939,044 | 31.8 | 649.9 | | | | | **681.7** | | **681.7** |
| Treasury shares [3] | 149,514 | | | 13.8 | | | (60.1) | **(46.3)** | | **(46.3)** |
| Valuation of share option programmes | | | | | | | 5.0 | **5.0** | | **5.0** |
| Dividends paid | | | | | | | (325.7) | **(325.7)** | (29.7) | **(355.4)** |
| Changes in Group structure | | | | | | | | | (11.7) | **(11.7)** |
| **As of December 31, 2006[2]** | **128,387,274** | **513.6** | **2,661.6** | | **(18.4)** | **48.2** | **5,766.1** | **8,971.1** | **153.4** | **9,124.5** |

*(1) Shares with a par value of €4 each.*
*(2) Number of shares outstanding as of December 31, 2006: 128,387,274.*
*(3) Net of tax.*

## CONSOLIDATED STATEMENT OF GAINS AND LOSSES RECOGNISED

| [illegible] | 2006 | 2005 | 2004[1] |
|---|---|---|---|
| Currency translation adjustments | (97.8) | 153.7 | (74.3) |
| Actuarial gains and losses[2] | 3.8 | (13.0) | (14.5) |
| Cash flow hedges[2] | 40.9 | (32.1) | |
| Other financial instruments[2] | 38.1 | (25.4) | |
| **Gains and losses recognised directly in shareholders' equity** | **(15.0)** | **83.2** | **(88.8)** |
| Net income for the year | 732.1 | 573.7 | 1,176.8 |
| **Total gains and losses recognised** | **717.1** | **656.9** | **1,088.0** |
| o/w attributable to equity holders of the parent | 671.1 | 618.0 | 976.5 |
| o/w attributable to minority interests | 46.0 | 38.9 | 111.5 |

*(1) Excluding IAS 32/39.*
*(2) Net of tax.*

# Notes to the consolidated financial statements

for the year ended December 31, 2006

## NOTE 1. INTRODUCTION

PPR, the Group's parent company, is a *société anonyme* (commercial company) with a Board of Directors, incorporated under French law, whose registered office is located at 10, avenue Hoche 75008 Paris, France. It is registered with the Paris Register of Commerce and Companies under the reference 552 075 020 RCS Paris and listed on the Paris Stock Exchange.

The consolidated financial statements for the year ended December 31, 2006 reflect the accounting position of PPR and its subsidiaries, together with its interests in associates and joint ventures.

The Board of Directors approved the consolidated financial statements for the year ended December 31, 2006 and authorized their publication on March 8, 2007. These consolidated financial statements will become definitive following their adoption by the Annual General Shareholders' Meeting of May 14, 2007.

## NOTE 2. ACCOUNTING POLICIES AND METHODS

### General principles

Pursuant to European Regulation No. 1606/2002 of July 19, 2002, the PPR consolidated financial statements for the year ended December 31, 2006 were prepared in accordance with the applicable international accounting standards adopted by the European Union and which are mandatory as of that date. The international standards comprise the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), and the interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC).

### Adopted IFRS base

The amendments to published standards (amendment to IAS 21 and amendments to IAS 39, including those amendments to IAS 39 relating to cash flow hedges of forecast inter-group transactions) and interpretations (*IFRIC 4 – Determining whether an arrangement contains a lease* and *IFRIC 6 – Liabilities arising from participating in a specific market – waste electrical and electronic equipment*), which were applicable as of January 1, 2006, did not have a material impact on the Group's consolidated financial statements.

However, the financial statements do not take into account:

- draft standards and interpretations that are still at the exposure draft stage with the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), on the date these financial statements were prepared;
- new standards and amendments to existing standards and interpretations published by the IASB but not yet approved by the European Accounting Regulation Committee, on the date these financial statements were prepared. These particularly concern IFRS 8 – *Operating segments* and interpretations IFRIC 10 – *Interim financial reporting and impairment* and IFRIC 11 – *Group and treasury share transactions* for which no material impact is expected for the Group. They also include interpretation IFRIC 12 – *Service concession arrangements*, which is not applicable to the Group;
- the standards published by the IASB and adopted within the European Union on the date the financial statements were prepared, but which are applicable to fiscal years beginning after January 1, 2006. These particularly concern IFRS 7 regarding disclosures on financial instruments, the amendment to IAS 1 regarding capital disclosures and interpretations IFRIC 8 – *Scope of IFRS 2*, IFRIC 9 – *Reassessment of embedded derivatives* and IFRIC 7 – *Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies* for which no material impact is expected for the Group.

### First-time adoption of IFRS

With regard to first-time adoption in 2005, the IFRS adopted by the European Union and applicable as of December 31, 2005 were applied retroactively to January 1, 2004 in accordance with IFRS 1, with the exception of certain exemptions provided by the standard:

- **business combinations:** in accordance with IFRS 3, the Group elected to restate business combinations retroactively to January 1, 1999;
- **employee benefits:** the Group adopted the IFRS 1 option of recognising all actuarial gains and losses at the transition date, offset against opening shareholders' equity;
- **cumulative translation differences:** the Group decided to use the optional exemption allowing the elimination of cumulative translation differences at the transition date through an offsetting entry in consolidated reserves;
- **assets and liabilities of subsidiaries, affiliates and joint venture partners:** IFRS 1 states that if the parent company of a group adopts IFRS for the first time in its consolidated financial statements after a subsidiary, the parent company must, in its opening IFRS consolidated balance sheet, value the assets and liabilities at the same carrying amount as that appearing in the subsidiary's financial statements, taking into account any consolidation adjustments. Since Gucci Group was already preparing its financial statements in IFRS format before the transition date, the Group complied with this treatment when preparing its opening balance sheet;

- **share-based payments:** in accordance with the option allowed by IFRS 2 for equity-settled plans, the Group has decided to apply this standard solely to plans issued after November 7, 2002, which had not vested as of January 1, 2005.

In addition, subsequent to the choice offered by regulator as to the date of adoption of IAS 32 and IAS 39 relating to financial instruments, the Group has opted to apply these standards as of January 1, 2005. Accordingly:

- for the liability component of a compound instrument that is no longer outstanding at the date of transition to IAS 32 and 39, the Group has opted not to separate the equity portion relating to the cumulative interest accreted on the liability component from the initial equity component.
- Financial assets and liabilities recorded prior to the transition date were designated at fair value through profit or loss, or as held for sale, on the transition date (January 1, 2005).

## 2.1. Basis of preparation of the consolidated financial statements

### Valuation bases

The consolidated financial statements are prepared in accordance with the historical cost convention, with the exception of:

- certain financial assets and liabilities measured at fair value;
- non-current assets held for sale, measured and recognised at the lower of net carrying amount and fair value less costs to sell as soon as their sale is considered highly probable. These assets are no longer depreciated from the time they qualify as assets (or disposal groups) held for sale.

### Use of estimates

The preparation of consolidated financial statements implies the consideration of estimates and assumptions by Group management that can affect the carrying amount of certain assets and liabilities, income and expenses, and the information disclosed in the notes to the financial statements. Group management reviews these estimates and assumptions on a regular basis to ensure their pertinence with respect to past experience and the current economic situation. Items in future financial statements could differ from current estimates as a result of changes in these assumptions. The impact of changes in accounting estimates is recognised during the period in which the change took place and all affected future periods.

The main estimates made by management in the preparation of the financial statements concern the valuation and the useful life of operating assets, intangible assets, property, plant and equipment and goodwill, the amount of contingency provisions and other provisions relating to operations, and assumptions underlying the calculation of obligations relating to employee benefits, share-based payments and deferred tax balances and derivatives.

The main assumptions made by the Group are detailed in the appropriate notes to the financial statements and particularly in the following notes:

- Note 4.1 – Changes in Group structure;
- Note 9 – Share-based payments;
- Note 13 – Taxes;
- Note 19 – Impairment losses;
- Note 27 – Employee benefits and equivalent;
- Note 30 – Exposure to foreign exchange, interest rate and equity risk;
- Note 32 – Market value of financial instruments.

## 2.2. Consolidation principles

The consolidation is based on financial statements (or interim financial statements) drawn up for a 12-month period ended December 31, 2006 for all Group companies.

The consolidated financial statements include the financial statements of companies acquired as from the date of acquisition and companies sold up until the date of disposal.

### Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities. This situation is generally accompanied by the holding, directly or indirectly, of more than 50% of voting rights. The existence and impact of potential voting rights that are exercisable or convertible are taken into account in the assessment of control.

Subsidiaries are fully consolidated from the effective date of control.

Material inter-company assets and liabilities and transactions between fully consolidated companies are eliminated. Gains and losses on internal transactions with controlled companies are fully eliminated.

Accounting policies and methods are modified where necessary to ensure consistency of accounting treatment at Group level.

### Business combinations

Business combinations, where the Group acquires control of one or more other activities, are recognised using the purchase method.

The purchase cost is measured at the fair value, at the date of exchange, of the assets given, liabilities incurred or assumed, and equity instruments issued plus any costs directly attributable to the acquisition. The identifiable assets, liabilities and contingent liabilities of the acquired entity are measured at their fair value on the date of acquisition, including the minority interest share.

The excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity is recognised as goodwill. If the purchase cost is less than the Group's interest in the net assets of the subsidiary acquired measured at fair value, the difference is recognised directly in net income for the period.

### Associates

Associates are all entities in which the Group exercises a significant influence over management and the financial policy, without exercising control, and generally holds 20 to 50% of the voting rights.

Associates are recognised using the equity method and initially measured at cost. Subsequently, the share in profits or losses of the associate attributable to equity holders of the parent is recognised in net income and the change in equity attributable to equity holders of the parent is recognised in equity. Should the Group share in the losses of an associate equal or exceed the Group's investment in the associate, the Group shall cease to recognise its share of losses, unless it has legal or constructive obligations to make payments on behalf of the associate.

Goodwill related to an associate is included in the carrying amount of the investment.

Gains or losses on internal transactions with equity associates are eliminated in the amount of the Group's investment in these companies.

The accounting policies and methods of associates are modified where necessary to ensure consistency of accounting treatment at Group level.

### Joint ventures

In the event of joint control, which exists pursuant to the contractually agreed sharing of control over an economic activity, and when the strategic, financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control, the Group's stake in the joint venture is recognised using the equity method.

### Consolidation of consumer credit businesses

Exclusively controlled consumer credit companies are fully consolidated. These companies essentially finance sales of consumer goods within the Retail Division. Sales financing revenue is presented in revenue, while sales financing costs are considered as operating items classified in recurring operating income. The asset and liability headings of these businesses have been allocated according to their nature to special headings of the Group consolidated balance sheet, with a distinction as to the asset and liability side of consumer loan financing.

The consumer credit business contribution is included in Retail in the table presenting information by division. It does not represent a separate activity in accordance with IAS 14 – *Segment reporting* criteria.

## 2.3. Foreign currency translation

### Functional and presentation currency

Items included in the financial statements of each Group entity are valued using the currency of the primary economic environment in which the entity operates (functional currency). The Group consolidated financial statements are presented in euros, which serves as the presentation currency.

### Foreign currency transactions

Transactions denominated in foreign currencies are recognised in the entity's functional currency at the exchange rate prevailing on the transaction date.

Monetary items in foreign currencies are translated at each balance sheet date using the closing rate. Translation adjustments arising from the settlement of the items are recognised in income or expenses of the period.

Non-monetary items in foreign currencies valued at historical cost are translated at the rate prevailing on the transaction date, and non-monetary items in foreign currencies valued at fair value are translated at the rate prevailing on the date the fair value is determined. When a gain or loss on a non-monetary item is recognised directly in equity, the foreign exchange component is also recognised in equity. Otherwise, the component is recognised in income or expenses of the period.

The treatment of foreign exchange rate hedges in the form of derivatives is described in Note 2.9 – Derivative instruments.

### Translation of the financial statements of foreign subsidiaries

The results and financial statements of Group entities with a functional currency that differs from the presentation currency are translated into euros as follows:

- balance sheet items other than shareholders' equity are translated at the period-end exchange rate;
- income and cash flow statement items are translated at the average rate for the year;
- differences are recognised in consolidated shareholders' equity under cumulative translation adjustments, and notably differences on foreign currency borrowings used to hedge foreign currency investments and on permanent advances to foreign subsidiaries.

The goodwill and fair value adjustments arising from a business combination with a foreign activity are recognised in the functional currency of the entity acquired. They are then translated at the closing exchange rate into the Group's presentation currency, and the resulting differences transferred to consolidated shareholders' equity.

### Net investment in a foreign subsidiary

Foreign exchange gains or losses arising on the translation of a net investment in a foreign subsidiary are recognised in the consolidated financial statements as a separate component of shareholders' equity and in income on disposal of the net investment.

Foreign exchange gains or losses in respect of foreign currency borrowings hedging foreign currency investments or permanent advances to subsidiaries are also recognised in consolidated shareholders' equity and in income on disposal of the net investment.

## 2.4. Goodwill

The excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity is recognised as goodwill. Goodwill is allocated as of the acquisition date to cash generating units (CGUs) or groups of CGUs defined by the Group based on the characteristics of the core business, market or geographical segment of each brand. The CGUs or groups of CGUs with goodwill are subject to annual impairment tests during the second half of the fiscal year or when events or circumstances indicate an impairment loss is likely.

Any impairment losses are recorded in "Other non-recurring operating income and expenses" in the consolidated income statement as part of Group operating income.

## 2.5. Other intangible assets

Software acquired as part of recurring operations is usually amortised over a period not exceeding 12 months.

Software developed by the Group and meeting all the criteria of IAS 38 is capitalised and amortised on a straight-line basis over its useful life, which is generally between 3 and 10 years.

Intangible assets acquired as part of a business combination, which are controlled by the Group and can be measured reliably, and which are separable or arise from contractual or other legal rights, are recognised separately from goodwill. These assets, in the same way as intangible assets acquired separately, are amortised over their useful life where this is finite and written down if their value in use is less than the net carrying amount. Indefinite life intangible assets are not amortised but are subject to systematic annual impairment tests or more frequent tests where there is indication that an impairment loss is likely.

Brands representing a preponderant category of the Group's assets are recognised separately from goodwill when they meet the criteria imposed by IAS 38. Recognition and durability criteria are then taken into account to assess the useful life of the brand.

A brand representing an intangible asset with an indefinite useful life is not amortised but is subject to a systematic annual impairment test or more frequent tests where there is indication that an impairment loss is likely.

A brand representing an intangible asset with a finite useful life is amortised on a straight-line basis over its useful life, not exceeding 20 years.

Any impairment losses recognised at the time of impairment tests is recorded in the income statement under "Other non-recurring operating income and expenses" as part of Group operating income.

## 2.6. Property, plant and equipment

Property, plant and equipment are recognised at cost less accumulated depreciation and impairment losses with the exception of land, which is presented at cost less impairment losses. The various components of property, plant and equipment are recognised separately when their estimated useful life and therefore their depreciation periods are significantly different. The cost of an asset includes the expenses that are directly attributable to its acquisition.

Subsequent costs are included in the carrying amount of the asset or recognised as a separate component, where necessary, if it is probable that future economic benefits will flow to the Group and the cost of the asset can be reliably measured. All other repair and maintenance costs are expensed in the year they are incurred except for expenses incurred for an increase in productivity or the extension of an asset's useful life, which are capitalised.

Depreciation is calculated using the straight-line method, based on the purchase or production cost, less any residual value which is reviewed annually if considered material, over a period corresponding to the useful life of each asset category, i.e. 10 to 40 years for buildings and improvements to land and buildings, and 3 to 10 years for equipment.

Property, plant and equipment are tested for impairment when an indication of impairment loss exists, such as a scheduled closure, a redundancy plan or a downward review of market forecasts. When the asset's recoverable amount is less than its net carrying amount, an impairment loss is recognised. Where the recoverable amount of an individual asset cannot be determined precisely, the Group determines the recoverable amount of the CGU or group of CGUs to which the asset belongs.

### Lease contracts

Agreements whose fulfilment depends on the use of one or more several specific assets and which transfer the right to use the asset may be classified as lease contracts.

Lease contracts which transfer to the Group substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases.

Assets acquired under finance leases are recognised in property, plant and equipment and a corresponding borrowing is recognised in the same amount, at the lower of the fair value of the asset and the present value of minimum lease payments. The corresponding assets are depreciated over a useful life identical to that of property, plant and equipment acquired outright.

Deferred tax is recognised in respect of the capitalisation of finance leases where appropriate.

Lease contracts that do not confer substantially all the risks and rewards incidental to ownership are classified as operating leases. Payments made under these operating leases are recognised in current operating expenses on a straight-line basis over the term of the contract.

Capital gains on the sale and leaseback of assets are fully recognised in income at the time of disposal when the lease qualifies as an operating lease and the transaction is performed at fair value.

## 2.7. Impairment of assets

Goodwill and intangible assets with an indefinite life and CGUs or groups of CGUs containing these items are subject to systematic impairment tests during the second half of each fiscal year.

In addition, when events or circumstances indicate that an impairment loss is likely in respect of goodwill, other intangible assets or property, plant and equipment and CGUs and groups of CGUs, an impairment test is performed. Such events or circumstances concern material unfavourable changes of a permanent nature affecting either the economic environment or the assumptions or objectives used on the acquisition date.

Impairment tests seek to determine whether the recoverable amount of an asset or CGU or a group of CGUs is less than its net carrying amount.

The recoverable amount of an asset or CGU or group of CGUs is the higher of its fair value less costs to sell and its value in use.

The value in use is determined with respect to forecast expected future cash flows, taking into account the time value of money and the specific risks attributable to the asset or CGU or group of CGUs.

Estimated future cash flow projections are based on medium-term budgets and plans. These plans are drawn up for a period of 4 years with the exception of certain CGUs or groups of CGUs subject to strategic repositioning for which a longer period may be applied. To calculate the value in use, a terminal value equal to the perpetual capitalisation in the last year of the medium-term plan is added to the expected future cash flows.

Fair value less costs to sell is the amount obtainable from the sale of an asset or group of assets in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. These values are determined based on market data (comparison with similar listed companies, values attributed in recent transactions and stock market prices).

When the recoverable amount of the asset, CGU or group of CGUs is less than its net carrying amount, an impairment loss is recognised.

For a CGU or group of CGUs, impairment is attributed directly to goodwill where necessary and recognised under "Other non-recurring operating income and expenses" in the income statement.

Impairment losses recognised in respect of property, plant and equipment and other intangible assets may be reversed at a later date up to the amount of the losses initially recognised, when the recoverable amount becomes greater than the net carrying amount. Impairment losses in respect of goodwill may not be reversed.

## 2.8. Inventories

Inventories are valued at the lower of cost and net realisable value. The net realisable value is the estimated sale price in the normal course of operations, net of costs to be incurred to complete the sale.

The same method for determining costs is adopted for inventory of a similar nature and use within the same entity. Inventory is valued using the retail method, on a first-in-first-out (FIFO) basis or at weighted average cost depending on the Group activity.

The Group may recognise an inventory provision if inventory is damaged or partially or completely obsolete.

## 2.9. Financial assets and liabilities

Derivative instruments are recognised in the balance sheet at fair value, in assets (positive fair value) or liabilities (negative fair value).

### Financial assets

Pursuant to IAS 39, financial assets are classified within one of the following four categories:

- financial assets at fair value through the income statement;
- loans and receivables;
- held-to-maturity investments;
- available-for-sale financial assets.

The classification determines the accounting treatment of the instrument. It is determined by the Group on the initial recognition date, based on the objective behind the assets' purchase. Purchases and sales of financial assets are recognised on the trade date, which is the date the Group is committed to the purchase or sale of the asset. A financial asset is derecognised if the contractual rights to the cash flows from the financial asset expire or the asset is transferred.

#### *1. Financial assets at fair value through the income statement*

These are financial assets held by the Group for short-term profit, or assets voluntarily classified in this category.

These assets are measured at fair value, with changes in fair value recognised in income.

Classified as current assets under cash equivalents, these financial instruments primarily comprise eligible mutual or similar funds.

#### *2. Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not listed in an active market and are not held for trading purposes or available for sale.

These assets are initially recognised at fair value and subsequently at amortised cost using the effective interest method. Short-term receivables without a stated interest rate are valued at the amount of the original invoice unless the effective interest rate has a material impact.

These assets are subject to impairment tests when there is an indication of impairment loss. An impairment loss is recognised if the carrying amount exceeds the estimated recoverable amount.

Loans to non-consolidated investments, other loans and receivables and trade receivables are included in this category and are presented in non-current financial assets, trade receivables and other non-current financial assets.

### *3. Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets, other than loans or receivables, with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. These assets are initially recognised at fair value and subsequently at amortised cost using the effective interest method.

These assets are subject to impairment tests when there is an indication of impairment loss. An impairment loss is recognised if the carrying amount exceeds the estimated recoverable amount.

Held-to-maturity investments are presented in non-current financial assets.

### *4. Available-for-sale financial assets*

Available-for-sale financial assets are non-derivative financial assets that are not included in the aforementioned categories. They are recognised at fair value. Unrealised capital gains or losses are recognised in shareholders' equity until their disposal. However, where there is objective indication of loss in value of an available-for-sale financial asset, the accumulated loss is recognised in income. Impairment losses recognised in respect of variable-income securities cannot be reversed through income or loss at a subsequent period end.

For listed securities, fair value corresponds to a market price. For unlisted securities, fair value is determined by reference to recent transactions or using valuation techniques based on reliable and objective indicators. However, when the fair value of a security cannot be reasonably estimated, it is recorded at historical cost. These assets are subject to impairment tests in order to assess whether they are recoverable.

This category mainly comprises non-consolidated investments and marketable securities that do not meet other financial asset definitions. They are presented in non-current financial assets.

## Financial liabilities

The valuation of financial liabilities depends on their IAS 39 classification. Within the Group, and excluding liability derivatives, all financial liabilities and particularly borrowings, trade payables and other liabilities are recognised initially at fair value less transaction costs and subsequently at amortised cost, using the effective interest method.

The effective interest rate is determined for each transaction and corresponds to the rate that would provide the net carrying amount of a financial liability by discounting its estimated future cash flows until maturity or until the nearest date the price is reset to the market rate. The calculation includes transaction costs of the operation and any premiums and/or discounts. Transaction costs correspond to the costs directly attributable to the acquisition or issue of a financial liability.

The net carrying amount of financial liabilities that qualify as hedged items as part of fair value hedging relationships and are valued at amortised cost, is adjusted with respect to the hedged risk.

Hedging relationships are described in the section on derivative instruments.

## Put options granted to minority interest shareholders

The Group has committed to repurchase the minority interests of shareholders of certain fully consolidated subsidiaries. These Group repurchase commitments correspond to optional commitments (written put options). The strike price of these options may be set or determined according to a predefined calculation formula, and the options may be exercised at any time or on a specific date.

Pending an IFRS clarification, the accounting treatment used by the Group for the recognition of these commitments is as follows:

- in accordance with IAS 32, the Group records a financial liability with respect to put options granted to minority shareholders of the entities concerned;
- the liability is initially recognised at the present value of the strike price and at subsequent balance sheet dates based on the fair value of the shares to be potentially purchased if the strike price is based on the fair value;
- the corresponding entry for this liability is deducted from minority interests and the balance from goodwill. The obligation to record a liability even though the put option is not exercised means, for purposes of consistency, that the same treatment applied to increases in percentage interests in controlled companies must initially be used for these transactions;
- the subsequent change in the value of the commitment is recognised through an adjustment to goodwill (excluding the discounting impact);
- net income attributable to equity holders of the parent continues to be calculated based on actual percentage interests in subsidiaries, and does not take into account the potential voting rights attaching to written put options.

## Hybrid instruments

Certain financial instruments have both a standard debt component and an equity component.

For the Group, this primarily involves OCEANE bonds (bonds convertible and exchangeable into new or existing shares).

Under IAS 32, convertible bonds are considered hybrid instruments insofar as the conversion option provides for the repayment of the instrument against a fixed number of equity instruments. There are several components:

- a financial liability (corresponding to the contractual commitment to pay cash), representing the bond component;

- the conversion option into a fixed number of ordinary shares, offered to the subscriber, similar to a call option written by the issuer, representing an equity instrument;
- potentially one or more embedded derivatives.

The accounting policies applicable to each of these components, at the issue date and subsequent period ends, are as follows:

- debt component: the initially recognised debt amount corresponds to the present value of the future cash flows arising from interest and principal payments at the market rate for a similar bond with no conversion option. Should the convertible bond contain embedded derivatives closely related to the borrowing within the meaning of IAS 39, the value of these components is allocated to the debt, in order to determine the value of the equity component. The debt is subsequently recognised at amortised cost;
- embedded derivatives not closely related to the debt are recognised at fair value with changes in fair value recognised in income;
- equity component: the value of the conversion option is determined by deducting the potential value of the embedded derivatives from the amount of the issue less the carrying amount of the debt component. The conversion option continues to be recorded in equity at its initial value. Changes in value are not recognised;
- transaction costs are prorated over each component.

### Derivative instruments

The Group uses various financial instruments to reduce its exposure to foreign exchange, interest rate and equity risk. These instruments are listed on organised markets or traded over the counter with leading counterparties.

All derivatives are recognised in the balance sheet under other current and non-current assets and liabilities depending on their maturity and the accounting classification and are valued at fair value as of the trade date. Changes in the fair value of derivatives are always recorded in income except in the case of cash flow and net investment hedging relationships.

Derivatives designated as hedging instruments are classified by category of hedge based on the nature of the risks being hedged:

- a cash flow hedge is used to hedge the risk of changes in cash flow from recognised assets or liabilities or a highly probable transaction that would impact consolidated net income;
- a fair value hedge is used to hedge the risk of changes in the fair value of recognised assets or liabilities or a firm commitment not yet recognised that would impact consolidated net income;
- a net investment hedge is used to hedge the foreign exchange risk of foreign activities.

Hedge accounting can only be applied if all the following conditions are met:

- there exists a clearly identified, formalised and documented hedging relationship as of the date of inception;
- the effectiveness of the hedging relationship can be demonstrated on a prospective and retrospective basis. The results thus obtained must attain a confidence level of between 80% and 125%.

The accounting treatment of financial instruments qualified as hedging instruments, and their impact on the income statement and the balance sheet, is distinguished based on the type of hedging relationship:

- cash flow and net investment hedges:
  - the effective portion of fair value gains and losses on the hedging instrument is recognised directly in equity. Amounts recorded in equity are released to the income statement to match the recognition of the hedged items, mainly in gross profit for trading transaction hedges and in net finance costs for financial transaction hedges,
  - the ineffective portion of the hedge is recognised in the income statement;
- for fair value hedges, the hedged component of these items is measured on the balance sheet at fair value. Fair value gains and losses are recorded in the income statement and offset, to the extent effective, by matching fair value gains and losses on the hedging instrument.

### Cash and cash equivalents

The "Cash and cash equivalents" line item recorded on the assets side of the consolidated balance sheet comprises cash, short-term investments and other liquid and easily convertible instruments with a negligible risk of change in value and a maximum maturity of three months as of the purchase date.

Investments with a maturity exceeding three months, and blocked or pledged bank accounts are excluded from cash. Bank overdrafts are presented in borrowings on the liabilities side of the balance sheet.

In the cash flow statement, "Cash and cash equivalents" includes accrued interest receivable on assets presented in cash and cash equivalents and bank overdrafts. A schedule reconciling cash per the cash flow statement and cash per the balance sheet is presented in Note 33.

## 2.10. Other current assets and liabilities

### Catalogue costs

Catalogue costs include all expenditure which can be directly attributable or allocated on a reasonable, consistent and permanent basis to the creation, production and preparation of a catalogue with a view to its intended use.

Pending the IFRIC's definitive position, the costs relating to catalogues dispatched are expensed on dispatch, while costs relating to catalogues not yet dispatched are recorded in prepaid expenses until the dispatch date.

## 2.11. Treasury shares

Treasury shares, whether specifically allocated for grant to employees or allocated to the liquidity contract or in any other case, as well as directly related transaction costs, are deducted from consolidated shareholders' equity. On disposal, the consideration received for these shares, net of transaction costs and related tax impacts, is recognised in shareholders' equity.

## 2.12. Share-based payments

Share purchase and subscription plans are attributed by the Group and settled in PPR shares. In accordance with IFRS 2 – *Share-based payment*, the fair value of these plans, corresponding to the fair value of the services rendered by the option holders, is valued definitively on the attribution date using a mathematical model with a trinomial algorithm such as the Black & Scholes model, taking into account the number of options potentially exercisable at the end of the rights vesting period.

During the four-year rights vesting period, the fair value of options thus determined is amortised in proportion to the vesting of rights. This expense is recorded in payroll expenses with an offsetting increase in shareholders' equity. When the options are exercised, the strike price received is recorded in cash with an offsetting entry in shareholders' equity.

Bonus share plans and share appreciation rights (SARs) granted by the Group also result in the recognition of payroll expenses spread over the rights vesting period.

In accordance with the provisional measures of IFRS 2, the Group opted to apply the standard solely to those plans issued after November 7, 2002 and for which the rights had not vested as of January 1, 2005.

## 2.13. Treasury share options

Treasury share options are treated according to their characteristics as derivative instruments, equity instruments or financial liabilities.

Options qualified as derivatives are recorded at fair value through the income statement. Options qualified as equity instruments are recorded in shareholders' equity for their initial amount. Changes in value are not recognised. The accounting treatment of financial liabilities is described in Note 2.9.

## 2.14. Income tax

The income tax charge for the period comprises the current and deferred tax charge.

Deferred tax is calculated using the liability method on all temporary differences between the accounting value recorded in the consolidated balance sheet and the tax value of assets and liabilities. The valuation of deferred tax amounts depends on the way in which the Group intends to recover or settle the carrying amount of assets and liabilities, using tax rates adopted at the balance sheet date.

Deferred tax assets and liabilities are not discounted and are classified in the balance sheet under non-current assets and liabilities.

A deferred tax asset is recognised on deductible temporary differences and for tax loss carry-forwards and tax credits insofar as their future offset appears probable.

A deferred tax liability is recognised on taxable temporary differences relating to investments in subsidiaries, associates and joint ventures unless the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

## 2.15. Provisions

### Restructuring measures

A restructuring provision is recognised when there exists a formal and detailed restructuring plan and implementation has begun or the main features have been announced before the balance sheet date. Restructuring costs provided essentially represent employee costs (severance pay, early retirement plan, payment in lieu of notice, etc.), work stoppages and compensation for breaches of contract with third parties.

### Other provisions

Provisions for litigation and disputes, and various contingencies and losses are recognised as soon as there exists a present obligation arising from past events, which will probably result in an outflow of resources, the amount of which can be reliably estimated.

Provisions maturing in more than one year are valued at the discounted amount representing the best estimate of the expense necessary to extinguish the current obligation at the balance sheet date. The discount rate used reflects current assessments of the time value of money and specific risks related to this liability.

## 2.16. Employee benefits

Based on the laws and practices of each country, the Group recognises various types of employee benefits:

### Short-term benefits

Group short-term benefits, primarily comprising remuneration, social security payments, compensated absences, profit-sharing and bonuses payable within twelve months, are expensed in the corresponding period.

### Post-employment benefits, other long-term benefits and termination benefits

Under defined contribution plans, the Group is not obliged to make additional payments over and above contributions already made to a fund, if the latter does not have sufficient assets to cover the benefits corresponding to services rendered by personnel during the current period and prior periods. Contributions to these plans are expensed as incurred.

Under defined benefit plans, obligations are valued using the projected unit credit method based on agreements in effect in each company. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The obligation is then discounted. The actuarial assumptions used to determine the obligations vary according to the economic conditions of the country where the plan is established. These plans and the termination benefits are valued by independent actuaries on an annual basis for the most significant plans and at regular intervals for the other plans. These valuations take into account the level of future compensation, the probable active life of employees, life expectancy and staff turnover.

Actuarial gains and losses are primarily due to changes in assumptions and the difference between estimated results based on actuarial assumptions and actual results. All actuarial differences in respect of defined benefit plans are recognised immediately in shareholders' equity, in accordance with the option offered by IAS 19, as revised in December 2004.

Past service cost designating the increase in an obligation following the introduction of a new plan or changes to an existing plan, is recognised on a straight-line basis over the average period until the benefits vest or is expensed immediately if the benefit rights have already vested.

The expenses relating to this type of plan are recognised in recurring operating income (service cost) and finance costs (interest cost, expected return on assets). Curtailments, settlements and past service costs are recognised in recurring operating income or net finance costs according to their nature. The provision recognised in the balance sheet corresponds to the present value of the obligations thus valued, less the fair value of plan assets and non-amortised past service costs.

## 2.17. Revenue recognition

Revenue mainly comprises sales of goods for resale, general consumer goods and luxury goods, together with income from sales-related services, royalties and operating licenses.

Revenue is valued at the fair value of the consideration received for goods and services sold, royalties, licences and operating subsidies granted, excluding taxes, net of rebates and discounts and after elimination of inter-company sales.

The rebates granted to customers under customer loyalty programmes are also deducted from revenue as and when sales are recognised.

In the event of deferred payment beyond the usual credit terms that is not supported by a financing institution, the revenue from the sale is equal to the discounted price, with the difference between the discounted price and the cash payment recognised in financial income over the life of the deferred payment should the transaction be material.

Sales of goods are recognised when a Group entity has transferred the risks and rewards incidental to ownership to the buyer, generally on delivery, revenue can be reliably measured and recovery is reasonably assured.

Following the sale of goods, and depending on the contractual clauses attached to these sales, provisions may be deducted from revenue to cover potential returns likely to occur after the balance sheet date.

Services, such as warranty extensions or services directly related to the sale of goods, are recognised on a straight-line basis during the period in which the services are rendered.

Revenue recognition in respect of Printemps concession contracts depends on the nature of the transaction: in the case of contracts where Printemps acts as the principal, sales are recognised in revenue; in the case of contracts where Printemps acts as the agent, only concession commission received is recorded in revenue.

## 2.18. Earnings per share

Net earnings per share is calculated by dividing net income (attributable to equity holders of the parent) by the weighted average number of outstanding shares during the year, after deduction of the weighted average number of own shares held by consolidated companies.

Diluted net earnings per share is calculated by adjusting net income attributable to equity holders of the parent and the number of outstanding shares for all instruments granting deferred access to the share capital of the company whether issued by PPR or one of its subsidiaries. Dilution is determined separately for each instrument based on the following conditions:

- when the proceeds corresponding to potential future share issues are received at the time dilutive securities are issued (e.g. convertible bonds), the numerator is equal to net income before dilution plus the savings in interest expense that would be realised in the event of conversion, net of tax;
- when the proceeds are received at the time the rights are exercised (e.g. share subscription options), the dilution attached to the options is determined using the share purchase method (theoretical number of shares purchased at market price (average over the period) based on the proceeds received at the time the rights are exercised).

In the case of material non-recurring items, net earnings per share excluding non-recurring items is calculated by adjusting net income attributable to equity holders of the parent for non-recurring items net of taxes and minority interests. Non-recurring items taken into account for this calculation correspond to all the items included under "Other non-recurring operating income and expenses" in the income statement.

## 2.19. Non-current assets (and disposal groups) held for sale

The Group has adopted IFRS 5 – *Non-current assets held for sale and discontinued operations* since January 1, 2004 which requires the specific recognition and presentation of assets (or disposal groups) held for sale and operations discontinued, sold or to be sold.

Non-current assets, or groups of assets and liabilities directly associated with those assets, are considered as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale and its sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured and recognised at the lower of their net carrying amount and their fair value less the costs of disposal. The assets are no longer depreciated from the time they qualify as assets (or disposal groups) held for sale. They are presented on separate lines in the Group's balance sheet, without restatement for previous periods.

An operation discontinued, sold or to be sold is defined as a component of an entity comprising cash flows that can be clearly distinguished from the rest of the entity and representing a separate major line of business or geographical area of operations. The result of these activities is presented under a separate income statement heading, "Discontinued operations", and is restated in the cash flow statement and the income statement over all published periods.

## 2.20. Segment reporting

In accordance with IAS 14, Group segment reporting is presented at two levels. The choice of these levels and the breakdown reflects the organisational structure of the Group and how management evaluates the performance of its segments according to their risk exposure and profitability.

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is exposed to risks and returns that are different from those of other business segments. It constitutes the primary reporting format and represents a company or brand for the Group: for Retail, given the partial sale of Printemps, the segments are now Conforama, Fnac, Redcats, CFAO and, for Luxury Goods, Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté and Other brands.

A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of other business segments operating in other economic environments. It constitutes the secondary reporting format and represents a geographical area for the Group: France, Europe (excluding France), North and South America, Africa, Oceania, Asia.

## 2.21. Financial information presentation

### Operating income and recurring operating income

Operating income includes all revenues and expenses directly related to Group activities, whether these revenues and expenses are recurring or arise from non-recurring decisions or transactions.

Recurring operating income is an analytical balance that should facilitate the understanding of the entity's operating performance. It corresponds to operating income before impairment of goodwill and other operating income and expenses defined as follows:

- gains or losses on disposals of property, plant and equipment and intangible assets, operating assets or investments;
- restructuring costs and costs relating to worker retraining measures;
- non-recurring items corresponding to revenue and expenses that are unusual due to their frequency, nature or amount.

### Consolidated balance sheet

Assets and liabilities are classified according to their nature in current or non-current items. Current items are assets and liabilities which will be realised or settled, sold or consumed within the normal operating cycle of the entity or for which the expected date of recovery or settlement is within twelve months of the balance sheet date.

### Cash flow statement

The Group cash flow statement is prepared in accordance with IAS 7 – *Cash flow statements*. The Group prepares its cash flow statement using the indirect method.

### Definition of Group consolidated net indebtedness

The concept of net indebtedness used by the Group comprises gross indebtedness less net cash, as defined by French National Accounting Council recommendation 2004-R.02 of October 27, 2004. For fully consolidated consumer credit companies, the financing of customer loans is presented in borrowings. Group net indebtedness excludes the financing of customer loans by consumer credit businesses.

# NOTE 3. AMENDMENTS TO PREVIOUSLY PUBLISHED FINANCIAL STATEMENTS

In 2006, the Group identified operations discontinued, sold or to be sold as eligible for IFRS 5 – *Non-current assets held for sale and discontinued operations.* In accordance with this IFRS, previously published income and cash flow statements were restated. The impacts of these restatements are presented in Note 14 of this document.

# NOTE 4. HIGHLIGHTS

## 4.1. Changes in Group structure

The PPR Group consolidated financial statements for the year ended December 31, 2006 include the financial statements of the companies listed in Note 37.

### 4.1.1. Takeover of Sodice Expansion

Conforama strengthened its position as market leader in France when it acquired majority control of the Sodice Expansion group, its principal franchisee, in which it held 32.0% and which was listed on the Paris stock exchange.

The takeover was completed in three stages:

- acquisition on March 8, 2006 of SAS du Parc, which held 51.4% of the share capital of Sodice Expansion;
- acquisition on April 10, 2006 of an additional 15.3% of the share capital following a simplified public offer for Sodice Expansion at a price of €150 per share;
- acquisition in December 2006 of an additional 1.3% of the share capital following the mandatory withdrawal for the remaining Sodice Expansion shares at a price of €150 per share.

Following these transactions, Conforama held all the company's shares.

In 2006, Sodice Expansion was consolidated under the equity method at a rate of 32.0% until February 28, 2006 and has been fully consolidated since March 1, 2006.

### 4.1.2. Acquisition of The Sportsman's Guide

On May 4, 2006, Redcats entered into an agreement for the purchase of the NASDAQ-listed US company, *The Sportsman's Guide.* The Sportsman's Guide Group specialises in the distribution over the Internet and by catalogue of leisure and sports goods. The transaction was finalized on August 30, 2006, upon approval from the regulatory authorities.

The Sportsman's Guide has been fully consolidated since September 1, 2006.

### 4.1.3. Impact of entries into the scope of consolidation in 2006

The impacts of entries into the scope of consolidation on the consolidated balance sheet were as follows:

| (in € million) | Sodice Expansion | The Sportsman's Guide | Total |
|---|---|---|---|
| Non-current assets | 61.3 | 51.8 | 113.1 |
| Current assets excluding cash and cash equivalents | 44.5 | 44.6 | 89.1 |
| Cash and cash equivalents | 12.9 | 5.7 | 18.6 |
| Long-term borrowings | (6.4) | | (6.4) |
| Other non-current liabilities | (10.7) | (13.3) | (24.0) |
| Short-term borrowings | (2.5) | | (2.5) |
| Other current liabilities | (56.3) | (36.4) | (92.7) |
| Goodwill | 63.0 | 157.7 | 220.7 |
| **Disbursements for the business combinations** | **105.8** | **210.1** | **315.9** |

The recognition of these business combinations is provisional and will likely be changed according to the definitive fair values allocated to the assets, liabilities and contingent liabilities and the cost of the business combinations.

### 4.1.4. Partial sale of Printemps

On June 20, 2006, the Group announced that it had received from RREEF (Deustche Bank Group), in association with the Borletti group, an offer for the purchase of France Printemps. Following the transaction's approval by the competition authorities, the parties announced, in October 2006, the sale of control in France Printemps. The transaction took place in two phases: the immediate sale of 51% of the shares, then, in order to ease the change of share ownership as part of an orderly and gradual transition, the sale of the remaining interest in 2007.

Printemps was 99.96% fully consolidated until September 30, 2006 and has been 48.96% consolidated under the equity method since that date.

Due to its highly probable sale on the date the financial statements for the first half of 2006 were prepared, Printemps has been considered as an "operation sold or to be sold" since that date (Note 14).

### 4.1.5. Sale of YSL Beauté Recherche et Industrie (Bernay)

On April 5, 2006, YSL Beauté submitted a project for the reorganisation of its industrial services to the works council of its Bernay industrial plant and on March 24, 2006 received an offer to purchase the plant from an industrialist in its sector.

After obtaining the approval of the works council, the parties proceeded with the sale of the YSL Beauté Recherche et Industrie shares on July 1, 2006.

Due to its highly probable sale on the date the financial statements for the first half of 2006 were prepared, YSL Beauté Recherche has been considered as an "operation sold or to be sold" since that date (Note 14).

### 4.1.6. Sale of Orcanta

On July 7, PPR announced that it had entered into exclusive discussions with the Chantelle Group with a view to selling Orcanta. On July 21, 2006, the parties signed a sales agreement and transferred the shares on August 1, 2006.

Due to its highly probable sale on the date the financial statements for the first half of 2006 were prepared, Orcanta has been considered as an "operation sold or to be sold" since that date (Note 14).

### 4.1.7. Other changes in Group structure

The other changes in the Group's structure did not have a material impact on the 2006 consolidated financial statements.

## 4.2. Strengthening of the financial structure – conversion of the 2003 OCEANE bonds

In October 2006, PPR decided to proceed with the early redemption of all outstanding 2.5% OCEANE bonds maturing in January 1, 2008, and issued in May 2003 in the nominal amount of €1,079.5 million. The transaction was very successful, as virtually all bondholders exercised their PPR share allotment rights.

In order to maximise value for its shareholders, PPR redeemed the bonds by issuing 4,155,911 existing shares and 8,333,106 new shares, while the balance was redeemed in cash.

This transaction increased the Group's consolidated equity by €719.6 million and reduced the Group's net indebtedness by €687.9 million.

# NOTE 5. 2004 PRO FORMA ACCOUNTING FIGURES

The 2004 comparative financial statements published in this document include the consolidation of the Luxury Goods companies for the 14-month period from November 1, 2003 to December 31, 2004.

Given the Group's decision to harmonise the period-ends of all its subsidiaries in fiscal year 2004, the pro forma figures, including an income statement, balance sheet and cash flow statement, take into account the consolidation of the Luxury Goods companies for the 12-month period from January 1, to December 31, 2004.

## INCOME STATEMENT

| [illegible] | IFRS 2004 | Luxury Goods [1] | Pro forma 2004 |
|---|---|---|---|
| **CONTINUING OPERATIONS** | | | |
| **Revenue** | **16,660.5** | **(489.7)** | **16,170.8** |
| Cost of sales | (9,337.0) | 155.4 | (9,181.6) |
| **Gross profit** | **7,323.5** | **(334.3)** | **6,989.2** |
| Payroll expenses | (2,413.9) | 57.0 | (2,356.9) |
| Other recurring operating income and expenses | (3,843.3) | 177.6 | (3,665.7) |
| **Recurring operating income (loss)** | **1,066.3** | **(99.7)** | **966.6** |
| Other non-recurring operating income and expenses | 93.3 | 1.8 | 95.1 |
| **Operating income** | **1,159.6** | **(97.9)** | **1,061.7** |
| Finance costs | (293.2) | 0.4 | (292.8) |
| **Income before taxes** | **866.4** | **(97.5)** | **768.9** |
| Income taxes | (317.0) | 8.8 | (308.2) |
| Share in earnings of associates | 14.4 | | 14.4 |
| **Net income from continuing operations** | **563.8** | **(88.7)** | **475.1** |
| o/w attributable to equity holders of the parent | 504.5 | (65.1) | 439.4 |
| o/w attributable to minority interests | 59.3 | (23.6) | 35.7 |
| **DISCONTINUED OPERATIONS** | | | |
| **Net income from discontinued operations** | **613.0** | | **613.0** |
| o/w attributable to equity holders of the parent | 560.6 | | 560.6 |
| o/w attributable to minority interests | 52.4 | | 52.4 |
| **Net income of consolidated companies** | **1,176.8** | **(88.7)** | **1,088.1** |
| o/w attributable to equity holders of the parent | 1,065.1 | (65.1) | 1,000.0 |
| o/w attributable to minority interests | 111.7 | (23.6) | 88.1 |
| **Net income attributable to equity holders of the parent** | **1,065.1** | | **1,000.0** |
| Earnings per share (in €) | 8.94 | | 8.40 |
| Fully diluted earnings per share (in €) | 8.21 | | 7.72 |
| **Net income from continuing operations attributable to equity holders of the parent** | | | **439.4** |
| Earnings per share (in €) | 4.24 | | 3.69 |
| Fully diluted earnings per share (in €) | 4.01 | | 3.53 |
| **Net income from continuing operations excluding non-recurring items attributable to equity holders of the parent** | | | **468.9** |
| Earnings per share (in €) | 4.50 | | 3.94 |
| Fully diluted earnings per share (in €) | 4.25 | | 3.75 |

*(1) Impact of the change in the Luxury Goods Division consolidation period.*

CASH FLOW STATEMENT

| (in € millions) | IFRS 2004 | Luxury Goods[1] | Proforma 2004 |
|---|---|---|---|
| **Cash flow from (used in) operating activities** | **954.3** | **(119.3)** | **835.0** |
| Interest paid/received | 259.2 | 0.4 | 259.6 |
| Dividends received | (26.0) | | (26.0) |
| Net income tax payable | 147.0 | 4.3 | 151.3 |
| **Cash flow from (used in) operating activities before tax, dividends and interest** | **1,334.5** | **(114.6)** | **1,219.9** |
| Change in working capital requirement | (5.2) | (47.3) | (52.5) |
| Change in customer loans | 28.6 | | 28.6 |
| Income tax paid | (204.9) | 26.3 | (178.6) |
| **Net cash from (used in) operating activities** | **1,153.0** | **(135.6)** | **1,017.4** |
| Purchases of property, plant and equipment and intangible assets | (369.7) | 16.9 | (352.8) |
| Proceeds from sale of property, plant and equipment and intangible assets | 26.3 | | 26.3 |
| Acquisitions of subsidiaries, net of cash acquired | (2,688.0) | 1.7 | (2,686.3) |
| Proceeds from disposals of subsidiaries net of cash transferred | 2,305.5 | | 2,305.5 |
| Purchases of other financial assets | (233.6) | | (233.6) |
| Proceeds from sale of other financial assets | 158.5 | (2.6) | 155.9 |
| Interest and dividends received | 59.2 | (4.1) | 55.1 |
| **Net cash from (used in) investing activities** | **(741.8)** | **11.9** | **(729.9)** |
| Share capital increase/decrease | (0.2) | 0.2 | |
| Treasury share transactions | 100.4 | | 100.4 |
| Dividends paid to parent company shareholders | (278.9) | | (278.9) |
| Dividends paid to minority interests | (19.9) | 0.3 | (19.6) |
| Changes in borrowing | 1,305.1 | 208.6 | 1,513.7 |
| Interest paid and equivalent | (315.0) | 3.5 | (311.5) |
| **Net cash from (used in) financing activities** | **791.5** | **212.6** | **1,004.1** |
| Net cash from discontinued operations | 80.4 | | 80.4 |
| Impact of exchange rate variations | 38.7 | 9.8 | 48.5 |
| **Net increase (decrease) in cash and cash equivalents** | **1,321.8** | **98.7** | **1,420.5** |
| | | | |
| **Cash and cash equivalents at beginning of the year** | **2,722.9** | **(98.7)** | **2,624.2** |
| **Cash and cash equivalents at end of the year** | **4,044.7** | | **4,044.7** |

*(1) Impact of the change in the Luxury Goods Division consolidation period.*

## NOTE 6. SEGMENT REPORTING

Primary segment information of the Group is presented by brand and secondary segment information is presented by geographical area. They are described in Note 2.20.

Segment information is prepared in accordance with the same accounting rules and methods as those adopted for the preparation of the consolidated financial statements and presented in the notes to the financial statements.

The performance of each brand is measured based on recurring operating income.

Charges to depreciation, amortisation and provisions on non-current operating assets correspond to net charges to depreciation, amortisation and provisions on intangible assets and property, plant and equipment recorded in recurring operating income.

Purchases of property, plant and equipment and intangible assets correspond to gross asset purchases, including cash timing differences but excluding assets purchased under finance leases.

Segment assets comprise goodwill, intangible assets, property, plant and equipment, other non-current assets, inventories, trade receivables, customer loans and other current assets.

Segment liabilities comprise deferred tax liabilities on brands, other non-current liabilities, customer loan financing, trade payables and other current liabilities.

## 6.1. Information by company

| [illegible] | Gucci | Bottega Veneta | Yves Saint Laurent | YSL Beauté | Other |
|---|---|---|---|---|---|
| **As of December 31, 2006** | | | | | |
| Revenue | 2,100.9 | 266.9 | 193.6 | 626.3 | 380.5 |
| • non-Group | 2,100.5 | 266.9 | 193.6 | 624.3 | 379.1 |
| • Group | 0.4 | | | 2.0 | 1.4 |
| **Recurring operating income (loss)** | **611.8** | **54.6** | **(49.4)** | **32.2** | **(84.0)** |
| Share in earnings of associates | | | | | |
| Net recurring charges to depreciation, amortisation and provisions on non-current operating assets | 65.0 | 11.2 | 13.7 | 19.3 | 22.5 |
| Other non-cash recurring operating expenses | | | | | (1.0) |
| Purchases of property, plant & equipment and intangible assets, gross | 93.1 | 13.6 | 4.9 | 22.0 | 23.5 |
| **Segment assets** | **7,311.4** | **411.6** | **582.3** | **1,104.1** | **1,195.1** |
| **Segment liabilities** | **1,590.8** | **73.8** | **161.1** | **376.5** | **372.7** |
| Investments in associates | | | | | |
| **As of December 31, 2005** | | | | | |
| Revenue | 1,807.1 | 159.7 | 162.0 | 611.4 | 294.2 |
| • non-Group | 1,806.3 | 159.7 | 162.0 | 608.2 | 294.2 |
| • Group | 0.8 | | | 3.2 | |
| **Recurring operating income (loss)** | **485.4** | **13.7** | **(65.8)** | **17.9** | **(59.2)** |
| Share in earnings of associates | | | | | |
| Net recurring charges to depreciation, amortisation and provisions on non-current operating assets | 64.2 | 8.5 | 15.1 | 16.6 | 23.3 |
| Other non-cash recurring operating expenses | 0.4 | | (0.1) | (0.7) | (0.1) |
| Purchases of property, plant & equipment and intangible assets, gross | 63.5 | 8.9 | 4.3 | 14.9 | 21.1 |
| **Segment assets** | **7,266.2** | **291.4** | **582.4** | **1,149.7** | **1,220.2** |
| **Segment liabilities** | **1,549.6** | **54.4** | **166.1** | **339.7** | **240.4** |
| Investments in associates | | | | | |
| **As of December 31, 2004** | | | | | |
| Revenue | 1,902.6 | 113.3 | 196.4 | 721.3 | 265.9 |
| • non-Group | 1,902.6 | 113.3 | 196.4 | 719.2 | 265.9 |
| • Group | | | | 2.1 | |
| **Recurring operating income (loss)** | **537.7** | **(8.7)** | **(79.9)** | **29.4** | **(87.7)** |
| Share in earnings of associates | | | | | |
| Net recurring charges to depreciation, amortisation and provisions on non-current operating assets | 72.3 | 8.2 | 18.9 | 24.0 | 28.8 |
| Other non-cash recurring operating expenses | 2.7 | (0.3) | (0.1) | (5.0) | (1.3) |
| Purchases of property, plant & equipment and intangible assets, gross | 63.3 | 15.2 | 9.6 | 24.6 | 22.8 |
| **Segment assets** | **7,275.6** | **259.3** | **583.3** | **1,159.7** | **1,136.1** |
| **Segment liabilities** | **1,462.7** | **57.7** | **156.1** | **323.7** | **227.5** |
| Investments in associates | | | | | |

| | Luxury Goods | Redcats | Fnac | Conforama | Cfao | Retail | Eliminations and other | Consolidated Total |
|---|---|---|---|---|---|---|---|---|
| | 3,568.2 | 4,332.2 | 4,538.0 | 3,274.9 | 2,219.4 | 14,364.5 | (1.8) | 17,930.9 |
| | 3,564.4 | 4,327.9 | 4,538.0 | 3,271.9 | 2,219.4 | 14,357.2 | 9.3 | 17,930.9 |
| | 3.8 | 4.3 | | 3.0 | | 7.3 | (11.1) | |
| | 565.2 | 225.1 | 170.2 | 181.7 | 182.4 | 759.4 | (50.1) | 1,274.5 |
| | | | (1.8) | 1.2 | 2.8 | 2.2 | | 2.2 |
| | 131.7 | 50.0 | 84.8 | 60.5 | 26.5 | 221.8 | 2.0 | 355.5 |
| | (1.0) | (4.3) | 2.8 | (1.5) | (4.0) | (7.0) | 8.7 | 0.7 |
| | 157.1 | 46.1 | 78.4 | 61.6 | 69.9 | 256.0 | 1.8 | 414.9 |
| | 10,604.5 | 3,077.2 | 1,605.1 | 2,706.2 | 1,205.8 | 8,594.3 | 322.4 | 19,521.2 |
| | 2,574.9 | 1,316.3 | 1,116.3 | 1 094.1 | 582.6 | 4,109.3 | 344.6 | 7,028.8 |
| | | | 2.4 | 3.9 | 13.0 | 19.3 | | 19.3 |
| | 3,034.4 | 4,377.3 | 4,354.1 | 3 140.0 | 2,034.3 | 13,905.7 | (2.2) | 16,937.9 |
| | 3,030.4 | 4,373.3 | 4,353.8 | 3,136.7 | 2,034.3 | 13,898.1 | 9.4 | 16,937.9 |
| | 4.0 | 4.0 | 0.3 | 3.3 | | 7.6 | (11.6) | (0.0) |
| | 392.0 | 231.3 | 154.0 | 177.1 | 167.0 | 729.4 | (58.8) | 1,062.6 |
| | | | (1.8) | 3.4 | 1.8 | 3.4 | | 3.4 |
| | 127.7 | 47.1 | 84.8 | 60.0 | 26.2 | 218.1 | 2.4 | 348.2 |
| | (0.5) | (2.6) | 2.1 | 1.7 | (5.0) | (3.8) | 7.0 | 2.7 |
| | 112.7 | 56.6 | 61.5 | 62.4 | 44.9 | 225.4 | 6.4 | 344.5 |
| | 10,509.9 | 2,995.4 | 1,622.7 | 2,582.2 | 1,173.6 | 8,373.9 | 1,334.1 | 20,217.9 |
| | 2,350.2 | 1,321.1 | 1,053.8 | 1,148.7 | 557.3 | 4,080.9 | 699.9 | 7,131.0 |
| | | | 4.2 | 27.8 | 12.0 | 44.0 | | 44.0 |
| | 3,199.5 | 4,403.4 | 4,095.9 | 3,096.9 | 1,859.4 | 13,455.6 | 5.4 | 16,660.5 |
| | 3,197.4 | 4,400.0 | 4,095.1 | 3,093.4 | 1,855.3 | 13,443.8 | 19.3 | 16,660.5 |
| | 2.1 | 3.4 | 0.8 | 3.5 | 4.1 | 11.8 | (13.9) | |
| | 390.8 | 231.2 | 138.9 | 206.8 | 158.9 | 735.8 | (60.3) | 1,066.3 |
| | | 8.7 | | 2.7 | 3.0 | 14.4 | | 14.4 |
| | 152.2 | 45.4 | 81.2 | 58.6 | 24.7 | 209.9 | 2.3 | 364.4 |
| | (4.0) | (7.1) | 6.4 | (1.6) | 2.3 | | 7.9 | 3.9 |
| | 135.5 | 41.6 | 77.0 | 75.0 | 36.9 | 230.5 | 3.7 | 369.7 |
| | 10,414.0 | 2,921.2 | 1,692.8 | 2,573.7 | 1,009.6 | 8,197.3 | 1,371.3 | 19,982.6 |
| | 2,227.7 | 1,351.0 | 1,098.4 | 1,112.1 | 471.5 | 4,033.0 | 741.3 | 7,002.0 |
| | | | | 26.9 | 20.0 | 46.9 | | 46.9 |

## 6.2. Information by geographical area

Segment information is presented by geographical area based on the geographical location of customers for revenue and the geographical location of assets for segment assets.

| in € millions | France | Europe excl. France | North and South America | Africa | Oceania | Asia | Consolidated Total |
|---|---|---|---|---|---|---|---|
| **As of December 31, 2006** | | | | | | | |
| Revenue | 8,029.6 | 4,484.9 | 2,293.7 | 1,751.4 | 197.2 | 1,174.1 | **17,930.9** |
| Purchases of property, plant & equipment and intangible assets, gross | 161.7 | 98.8 | 41.1 | 58.9 | 3.6 | 50.8 | **414.9** |
| Segment assets | 6,847.5 | 9,913.9 | 1,505.9 | 778.9 | 79.3 | 395.7 | **19,521.2** |
| **As of December 31, 2005** | | | | | | | |
| Revenue | 7,819.8 | 4,232.9 | 2,084.5 | 1,595.4 | 182.5 | 1,022.8 | **16,937.9** |
| Purchases of property, plant & equipment and intangible assets, gross | 147.8 | 106.8 | 27.1 | 35.8 | 3.9 | 23.1 | **344.5** |
| Segment assets | 7,819.5 | 9,868.4 | 1,361.7 | 784.2 | 76.3 | 307.8 | **20,217.9** |
| **As of December 31, 2004** | | | | | | | |
| Revenue | 7,655.8 | 4,233.3 | 2,119.1 | 1,419.6 | 193.8 | 1,038.9 | **16,660.5** |
| Purchases of property, plant & equipment and intangible assets, gross | 160.5 | 103.7 | 42.6 | 30.0 | 3.1 | 29.8 | **369.7** |
| Segment assets | 7,956.7 | 9,816.3 | 1,138.5 | 664.4 | 66.2 | 340.5 | **19,982.6** |

## 6.3. Reconciliation of segment assets and liabilities

The reconciliation of segment assets and total Group assets is as follows:

| in € millions | 12/31/2006 | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Goodwill | 5,609.3 | 5,545.9 | 5,396.6 |
| Other intangible assets | 6,602.7 | 6,605.0 | 6,618.4 |
| Property, plant and equipment | 1,900.6 | 2,538.7 | 2,623.5 |
| Other non-current assets | 13.9 | 11.6 | 14.4 |
| Inventories | 2,744.2 | 2,827.2 | 2,632.6 |
| Trade receivables | 1,116.4 | 1,125.6 | 1,052.5 |
| Customer loans | 397.7 | 416.6 | 419.1 |
| Other current assets | 1,136.4 | 1,147.3 | 1,225.5 |
| **Segment assets** | **19,521.2** | **20,217.9** | **19,982.6** |
| Investments in associates | 19.3 | 44.0 | 46.9 |
| Other non-current financial assets | 216.0 | 240.8 | 241.2 |
| Deferred tax | 692.8 | 585.6 | 425.7 |
| Current tax receivables | 56.8 | 52.0 | 46.2 |
| Other current financial assets | 74.1 | 50.1 | 146.5 |
| Short-term receivables on divestments | | | 2,181.8 |
| Cash and cash equivalents | 1,555.6 | 1,813.2 | 2,106.3 |
| Assets classified as held for sale | 253.5 | | |
| **Total assets** | **22,389.3** | **23,003.6** | **25,177.2** |

The reconciliation of segment liabilities and total Group liabilities is as follows:

| [illegible] | 12/31/2006 | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Deferred tax liabilities on brands | 1,585.7 | 1,574.0 | 1,590.7 |
| Financing of customer loans | 397.7 | 416.6 | 419.1 |
| Trade payables | 2,500.6 | 2,758.1 | 2,643.8 |
| Other current liabilities | 2,544.8 | 2,382.3 | 2,348.4 |
| **Segment liabilities** | **7,028.8** | **7,131.0** | **7,002.0** |
| Shareholders' equity | 9,124.5 | 8,134.1 | 8,019.2 |
| Long-term borrowings | 3,140.7 | 4,398.9 | 6,103.2 |
| Other non-current financial liabilities | | 1.8 | |
| Non-current provisions for retirement and similar benefits | 248.6 | 266.1 | 233.3 |
| Non-current provisions | 140.9 | 142.7 | 164.8 |
| Other deferred tax liabilities | 354.1 | 391.3 | 269.0 |
| Short-term borrowings | 1,902.7 | 2,064.2 | 2,910.2 |
| Other current financial liabilities | 44.7 | 19.5 | 11.2 |
| Current provisions for retirement and similar benefits | 12.1 | 13.3 | 14.2 |
| Current provisions | 112.5 | 85.0 | 183.5 |
| Current tax liabilities | 279.7 | 355.7 | 266.6 |
| Liabilities associated with assets classified as held for sale | | | |
| **Total liabilities and shareholders' equity** | **22,389.3** | **23,003.6** | **25,177.2** |

## NOTE 7. REVENUE

| [illegible] | 12/31/2006 | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Net sales of goods | 16,998.3 | 16,086.3 | 15,888.1 |
| Net sales of services | 386.8 | 364.5 | 339.8 |
| Revenue from concessions and licenses | 74.6 | 62.8 | 60.7 |
| Other revenue | 471.2 | 424.3 | 371.9 |
| **Total** | **17,930.9** | **16,937.9** | **16,660.5** |

## NOTE 8. PAYROLL EXPENSES

Payroll expenses primarily include fixed and variable remuneration, social security charges, charges related to employee profit-sharing and other incentives, training costs, charges relating to share-based payments (Note 9), and expenses related to employee benefits recorded in recurring operating income (Note 27).

| [illegible] | 12/31/2006 | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Luxury Goods Division | (666.4) | (570.7) | (556.2) |
| Retail Division | (1,928.7) | (1,856.1) | (1,813.9) |
| Holding companies and other | (41.4) | (42.7) | (43.8) |
| **Total** | **(2,636.5)** | **(2,469.5)** | **(2,413.9)** |

Under the heading "Holding companies and other", payroll expenses include a charge relating to the application of IFRS 2 to share subscription and bonus share plans of the entire Group in the amount of €4.7 million in 2006 (€4.5 million in 2005 and €6.7 million in 2004).

The average number of Group employees on a full-time equivalent basis breaks down as follows:

| | 12/31/2006 | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Luxury Goods Division | 12,194 | 11,550 | 11,073 |
| Retail Division | 57,699 | 59,171 | 58,206 |
| Holding companies and other | 286 | 308 | 330 |
| **Total** | **70,179** | **71,029** | **69,609** |

The total number of Group employees is as follows:

| | 12/31/2006 | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Luxury Goods Division | 13,261 | 12,426 | 11,174 |
| Retail Division | 64,891 | 65,152 | 63,865 |
| Holding companies and other | 301 | 338 | 329 |
| **Total** | **78,453** | **77,916** | **75,368** |

## NOTE 9. SHARE-BASED PAYMENTS

In return for services rendered, the Group grants certain employees share-based plans settled in shares or cash.

The Group recognises its obligation as services are rendered by beneficiaries, over the period from the grant date to the rights vesting date.

- The grant date is the date at which plans were individually approved by the Management Board in the case of plans approved before May 19, 2005 and by the Board of Directors for plans approved after this date.
- The rights vesting date is the date at which all vesting conditions are satisfied.

Rights vested may only be exercised by beneficiaries at the end of a blocked period, the length of which varies depending on the type of plan.

### 9.1. Equity-settled share-based payment transactions

In accordance with the provisional measures of IFRS 2 on equity-settled plans, the Group has opted to apply the standard solely to those plans issued after November 7, 2002 and for which the rights are not vested as of January 1, 2005.

The nature and principle characteristics of **ineligible plans** (plans issued prior to November 7, 2002) are presented below:

| Share option and bonus share plans | 1997/1 Plan<br>Subscription options | 1997/2 Plan<br>Subscription options | 1998 Plan<br>Purchase options | 1999/1 Plan<br>Purchase options | 1999/2 Plan<br>Purchase options |
|---|---|---|---|---|---|
| Grant date | 01.22.1997 | 06.05.1997 | 06.05.1998 | 01.20.1999 | 05.21.1999 |
| Expiry date | 03.31.2007 | 07.31.2007 | 07.31.2008 | 03.31.2009 | 06.30.2009 |
| Number of beneficiaries | 9 | 3 | 257 | 36 | 44 |
| Number of options initially granted | 100,000 | 13,250 | 347,050 | 27,495 | 25,455 |
| Number outstanding as of 12.31.05 | 25,000 | 3,250 | 160,075 | 4,870 | 9,220 |
| Number forfeited in 2006 | | | 15,975 | 670 | 720 |
| Number exercised in 2006 | | | | | |
| Number expired in 2006 | | | | | |
| Number outstanding as of 12.31.05 | 25,000 | 3,250 | 144,100 | 4,200 | 8,500 |
| Number exercisable as of 12.31.05 | 25,000 | 3,250 | 144,100 | 4,200 | 8,500 |
| Strike price (€) | 61.41 | 71.16 | 135.98 | 154.58 | 144.83 |

The nature and principle characteristics of **eligible plans** are presented below:

| Share option and bonus share plans | 2003/1 Plan<br>Subscription options | 2003/2 Plan<br>Subscription options | 2004/1 Plan<br>Subscription options | 2004/2 Plan<br>Subscription options | 2005/1 Plan<br>Subscription options |
|---|---|---|---|---|---|
| Grant date | 07.09.2003 | 07.09.2003 | 05.25.2004 | 07.07.2004 | 01.03.2005 |
| Expiry date | 07.08.2013 | 07.08.2013 | 05.24.2014 | 07.06.2014 | 01.02.2015 |
| Vesting of rights | (a) | (a) | (a) | (a) | (a) |
| Number of beneficiaries | 721 | 18 | 846 | 1 | 13 |
| Number of options initially granted | 528,690 | 5,430 | 540,970 | 25,000 | 25,530 |
| Number outstanding as of 01.01.06 | 441,604 | 3,994 | 485,484 | 25,000 | 25,530 |
| Number forfeited in 2006 | 13,038 | 325 | 21,893 | | |
| Number exercised in 2006 | | | | | |
| Number expired in 2006 | | | | | |
| Number outstanding as of 12.31.06 | 428,566 | 3,669 | 463,591 | 25,000 | 25,530 |
| Number exercisable as of 12.31.06 | - | - | - | - | - |
| Strike price (€) | 66.00 | 67.50 | 85.57 | 84.17 | 75.29 |

Under all these plans, shares are blocked for a period of four years from the date of grant.

(a) Options vest at a rate of 25% per full year of presence in the Group, except on retirement (vesting of all rights). If an employee is dismissed for gross negligence or misconduct, all rights are lost, including after the end of the blocked period.

(b) Options vest at a rate of 25% per full year of presence in the Group, except on retirement (vesting of all rights) and on resignation (loss of all rights). If an employee is dismissed for gross negligence or misconduct, all rights are lost, including after the end of the blocked period.

(c) Shares vest fully two years after being granted, except on resignation or dismissal for gross negligence or misconduct (loss of all rights).

| | 1999/3 Plan | 2000/1 Plan | 2000/2 Plan | 2001/1 Plan | 2001/2 Plan | 2002/1 Plan | 2002/2 Plan |
|---|---|---|---|---|---|---|---|
| | Purchase options | Purchase options | Purchase options | Purchase options | Purchase options | Subscription options | Subscription options |
| | 12.08.1999 | 01.26.2000 | 05.23.2000 | 01.17.2001 | 05.18.2001 | 05.03.2002 | 05.03.2002 |
| | 12.26.2009 | 02.28.2010 | 06.30.2010 | 01.31.2011 | 05.31.2011 | 05.02.2012 | 05.02.2002 |
| | 560 | 26 | 125 | 722 | 206 | 1,074 | 1,053 |
| | 412,350 | 12,100 | 93,100 | 340,240 | 87,260 | 438,296 | 410,271 |
| | 217,250 | 7,700 | 34,800 | 227,450 | 64,062 | 332,625 | 315,401 |
| | 40,500 | 4,500 | 2,000 | 57,120 | 13,782 | 9,023 | 8,503 |
| | 176,750 | 3,200 | 32,800 | 170,330 | 50,280 | 323,602 | 306,898 |
| | 176,750 | 3,200 | 32,800 | 170,330 | 50,280 | 323,602 | 306,898 |
| | 189.19 | 227.15 | 202.91 | 225.01 | 225.01 | 128.10 | 140.50 |

| | 2005/2 Plan | 2005/3 Plan | 2005/4 Plan | 2005 Plan | 2006/1 Plan | 2006 Plan |
|---|---|---|---|---|---|---|
| | Subscription options | Subscription options | Subscription options | Bonus shares | Purchase options | Bonus shares |
| | 05.19.2005 | 05.19.2005 | 07.06.2005 | 07.06.2005 | 05.23.2006 | 05.23.2006 |
| | 05.18.2015 | 05.18.2015 | 07.05.2015 | N/A | 05.22.2016 | N/A |
| | (b) | (b) | (b) | (c) | (b) | (c) |
| | 458 | 22 | 15 | 338 | 450 | 281 |
| | 333,750 | 39,960 | 20,520 | 23,133 | 403,417 | 23,565 |
| | 329,280 | 39,960 | 20,520 | 22,771 | - | - |
| | 10,374 | 1,560 | 180 | 108 | 4,402 | 115 |
| | 318,906 | 38,400 | 20,340 | 22,663 | 399,015 | 23,450 |
| | - | - | - | - | - | - |
| | 78.01 | 78.97 | 85.05 | N/A | 101,83 | N/A |

**The value of services rendered** by beneficiaries is determined on the grant date of the plans:

- for share subscription plans, by using, for example, the Black & Scholes model with a trinomial algorithm and exercise thresholds,
- notably taking into account the number of options potentially exercisable at the end of the rights vesting period;
- for bonus share plans, by using, for example, the Black & Scholes model with a Monte Carlo algorithm and two underlyings.

Exercise thresholds and probability assumptions for the share subscription plans are as follows:

| Threshold as a % of the strike price | Probability of exercise |
|---|---|
| 125% | 15% |
| 150% | 20% |
| 175% | 20% |
| 200% | 20% |

Based on these assumptions, 25% of beneficiaries do not opt for the early exercise of their options before the expiry date.

The main valuation assumptions for the different plans are summarised below:

| Share option and bonus share plans | 2003/1 Plan Subscription options | 2003/2 Plan Subscription options | 2004/1 Plan Subscription options | 2004/2 Plan Subscription options | 2005/1 Plan Subscription options |
|---|---|---|---|---|---|
| Volatility | 33.25% | 33.25% | 25.65% | 25.65% | 23.75% |
| Risk-free interest rate | 4.08% | 4.08% | 4.45% | 4.37% | 3.83% |

| Share option and bonus share plans | 2005/2 Plan Subscription options | 2005/3 Plan Subscription options | 2005/4 Plan Subscription options | 2005 Plan Bonus shares | 2006/1 Plan Subscription options | 2006 Plan Bonus shares |
|---|---|---|---|---|---|---|
| Volatility | 21.00% | 21.00% | 20.50% | 22.50% | 23.00% | 25.00% |
| Risk-free interest rate | 3.49% | 3.49% | 3.38% | 2.26% | 4.08% | 3.52% |

Volatilities indicated represent the expected volatility of each plan based on maturities and strike prices available at the grant date. Dividends used for valuation purposes are those expected by the market at the grant date.

The risk-free interest rate corresponds to the 1 to 10 year interest rate curve, at the grant date, for interbank swaps.

The total charge recognised in 2006 in respect of share subscription plans and bonus share plans is €5.0 million (€4.7 million in 2005), including €0.3 million presented under the heading "Discontinued operations" (€0.2 million in 2005).

## 9.2. Cash-settled share-based payment transactions

The Group (Gucci Group) also grants certain employees Share Appreciation Rights (SARs) which constitute cash-settled share-based plans.

The **nature and principle characteristics** of these plans are presented below:

| SAR Plans | 2006 | 2005 |
|---|---|---|
| SARs outstanding as of January 1, | 3,875,996 | 3,152,714 |
| *Weighted average exercise price (in €)* | 50.01 | 54.82 |
| SARs granted during the year | 165,000 | 1,329,882 |
| *Weighted average exercise price (in €)* | 53.27 | 40.44 |
| SARs exercised during the year | 1,032,192 | 57,907 |
| *Weighted average exercise price (in €)* | 46.89 | 44.73 |
| SARs expired/forfeited during the year | 275,131 | 548,693 |
| *Weighted average exercise price (in €)* | 56.00 | 57.48 |
| SARs covered by the early buyback programme in 2006 | 2,094,359 | |
| SARs outstanding as of December 31, (not covered by the early buyback programme in 2006) | 639,314 | 3,875,996 |
| *Weighted average exercise price (in €)* | 46.22 | 50.01 |
| SARs exercisable as of December 31, (not covered by the early buyback programme in 2006) | 39,560* | 987,930 |
| *Weighted average exercise price (in €)* | 71.93 | 54.08 |

* *of which 37,460 exercisable in the next 6 months and related to employee departures.*

SAR plans granted prior to 2006 had a term of 10 years as of the grant date, while the 2006 plans have a term of 6 years.

SARs vest at a rate of 20% per full year of presence, except on redundancy (excluding dismissal for gross negligence or misconduct), when all rights vest immediately. If an employee is dismissed for gross negligence or misconduct, all rights are lost.

The SAR exercise price is determined by applying price-earnings ratios for a basket of comparable companies to the results of the Luxury Goods Division.

**The value of services rendered** by beneficiaries is recalculated at each balance sheet date by an independent expert using an option valuation model corresponding to the intrinsic value, to which is added a time value.

The total charge recognised in recurring operating income in 2006 with respect to SARs is €46.4 million (€12.7 million in 2005).

In addition, the Group has committed to an early buy-back programme for 2.1 million SARs. Accordingly, an expense of €52.0 million was recorded in "Other non-recurring operating income and expenses".

For the SARs outstanding as of December 31, 2006 and not subject to an early buy-back programme, the exercise price is between €36.1 and €82.26 (€31.75 and €103.96 in 2005) and the weighted average remaining contractual term is 7.7 years (7.8 years in 2005).

The carrying amount of the liability for SARs not subject to an early buy-back programme is €10.7 million as of December 31, 2006 with an intrinsic value of €10.4 million (€22.7 million and €12.2 million, respectively, as of December 31, 2005).

## NOTE 10. RECURRING OPERATING INCOME

Recurring operating income is the primary indicator of the Group's operating performance. It breaks down by division as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| Gucci | 611.8 | 485.4 | 537.7 |
| Bottega Veneta | 54.6 | 13.7 | (8.7) |
| Yves Saint Laurent | (49.4) | (65.8) | (79.9) |
| YSL Beauté | 32.2 | 17.9 | 29.4 |
| Other | (84.0) | (59.2) | (87.7) |
| **Luxury Goods Division** | **565.2** | **392.0** | **390.8** |
| Redcats | 225.1 | 231.3 | 231.2 |
| Fnac | 170.2 | 154.0 | 138.9 |
| Conforama | 181.7 | 177.1 | 206.8 |
| Cfao | 182.4 | 167.0 | 158.9 |
| **Retail Division** | **759.4** | **729.4** | **735.8** |
| **Holding companies and other** | **(50.1)** | **(58.8)** | **(60.3)** |
| **Total** | **1,274.5** | **1,062.6** | **1,066.3** |

Group recurring operating income is €1,274.5 million for 2006 (€1,062.6 million in 2005). The 2004 recurring operating income of €1,066.3 million represents, for Luxury Goods, the 14-month period from November 1, 2003 to December 31, 2004. Based on pro forma figures, Group recurring operating income is €966.6 million for the period January 1, 2004 to December 31, 2004, including €291.1 million for the Luxury Goods Division.

Depreciation, amortisation and charges to provisions on non-current operating assets included in recurring operating income amount to €355.5 million in 2006 (€348.2 million in 2005). Other non-cash operating income and expenses total €0.7 million in 2006 (€2.7 million in 2005).

## NOTE 11. OTHER NON-RECURRING OPERATING INCOME AND EXPENSES

| (in € million) | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| **Non-recurring operating expenses** | **(165.7)** | **(104.3)** | **(223.2)** |
| Restructuring costs | (56.4) | (34.8) | (66.6) |
| Asset impairment | (29.5) | (57.7) | (147.5) |
| SARs early buyback programme | (52.0) | | |
| Other | (27.8) | (11.8) | (9.1) |
| **Non-recurring operating income** | **165.6** | **107.4** | **316.5** |
| Capital gains on divestments | 148.6 | 90.2 | 299.1 |
| Other | 17.0 | 17.2 | 17.4 |
| **Total** | **(0.1)** | **3.1** | **93.3** |

Other Group non-recurring operating income and expenses amounted to €(0.1) million for 2006. The heading includes non-recurring operating income of €165.6 million, of which net gains on the disposal of operating and financial assets for €148.6 million, primarily involving the sale of real estate assets and non-recurring operating expenses of 165.7 million. These expenses primarily include €52.0 million relating to the SAR early buy-back programme, €29.5 million for asset impairment (Note 19) and €56.4 million for restructuring costs, mainly for the reorganisation of the YSL Beauté activities.

In 2005, this heading totalled €3.1 million and comprised non-recurring operating income of €107.4 million, including pre-tax capital gains of €90.2 million on the sale of operating and financial assets (of which a capital gain of €70.3 million recorded on the sale of the Group's interest in Facet) and non-recurring operating expenses of €104.3 million, including restructuring costs of €34.8 million and asset impairments of €57.7 million.

## NOTE 12. FINANCE COSTS

Finance costs break down as follows:

| (in € million) | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| **Cost of net financial indebtedness** | **(241.5)** | **(256.5)** | **(266.7)** |
| Income from cash and cash equivalents | 26.5 | 11.5 | 29.1 |
| Cost of gross financial indebtedness | (268.0) | (268.0) | (295.8) |
| **Other financial income and finance costs** | **(48.5)** | **(50.9)** | **(26.5)** |
| Dividends received | 1.2 | 14.9 | 24.1 |
| Foreign exchange gains and losses | 1.5 | (1.1) | (0.4) |
| Gains and losses on derivative instruments not qualifying for hedge accounting (foreign exchange and interest rate) | (23.4) | (6.6) | (3.7) |
| Impact of discounting assets and liabilities | (6.8) | (10.1) | (9.4) |
| Other finance costs | (21.0) | (48.0) | (37.1) |
| **Total** | **(290.0)** | **(307.4)** | **(293.2)** |

The 2006 finance cost includes €54.5 million for the 2003 OCEANE bonds, which were converted in advance in October 2006. This notional one-off expense arises solely from the application of IAS 32 and IAS 39 and does not give rise to any cash disbursement. Excluding this technical impact, finance costs totalled €235.5 million in 2006.

## NOTE 13. INCOME TAXES

### 13.1. Analysis of the income tax expense in respect of continuing operations

#### 13.1.1. Income tax expense

| [illegible] | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Income before tax** | **984.4** | **758.3** | **866.4** |
| Taxes paid out of operating income | (245.9) | (207.1) | (147.0) |
| Other taxes payable not impacting operating cash flow | (16.8) | (35.4) | (77.9) |
| Income tax payable | (262.7) | (242.5) | (224.9) |
| Deferred tax income/(expense) | 2.8 | 55.5 | (92.1) |
| **Total tax charge** | **(259.9)** | **(187.0)** | **(317.0)** |
| **Effective tax rate** | **26.40%** | **24.66%** | **36.59%** |

#### 13.1.2. Reconciliation of the tax rate

| [illegible] | 2006 |
|---|---|
| **Tax rate applicable in France** | **34.43%** |
| Impact of taxation of foreign subsidiaries | -9.12% |
| **Theoretical tax rate** | **25.31%** |
| Effect of items taxed at reduced rates | -0.82% |
| Effect of permanent differences | 1.48% |
| Effect of temporary differences not recognised | -0.12% |
| Effect of tax losses carried forward not recognised | -2.30% |
| Effect of changes in tax rates | -0.03% |
| Other | 2.88% |
| **Effective tax rate** | **26.40%** |

The income tax rate applicable in France is equal to the base rate of 33.33% plus the social surtax of 3.3%, for a total of 34.43% (34.93% in 2005).

#### 13.1.3. Recurring income tax rate

Excluding non-recurring items, the Group income tax rate is as follows:

| [illegible] | 2006 | 2005 | 2004 |
|---|---|---|---|
| Income before tax | 984.4 | 758.3 | 866.4 |
| Non-recurring items | (0.1) | 3.1 | 93.3 |
| **Recurring income before tax** | **984.5** | **755.2** | **773.1** |
| Total tax charge | (259.9) | (187.0) | (317.0) |
| Tax on non-recurring items | (19.0) | 1.4 | (130.0) |
| **Recurring tax charge** | **(240.9)** | **(188.4)** | **(187.0)** |
| **Recurring tax rate** | **24.47%** | **24.95%** | **24.19%** |

## 13.2. Movements in balance sheet headings

### 13.2.1. Income tax payable

| [illegible] | 12.31.2004 | 12.31.2005 | Net income | Cash outflows from operating activities |
|---|---|---|---|---|
| Current tax receivables | 46.2 | 52.0 | | |
| Current tax liabilities | (266.6) | (355.7) | | |
| **Net current tax liabilities** | **(220.4)** | **(303.7)** | **(245.9)** | **198.0** |

### 13.2.2. Deferred tax

| [illegible] | 12.31.2004 | 12.31.2004 | Net income |
|---|---|---|---|
| Deferred tax assets | 425.7 | 585.6 | |
| Deferred tax liabilities | (1,859.7) | (1,965.3) | |
| **Deferred tax liabilities** | **(1,434.0)** | **(1,379.7)** | **2.8** |

| [illegible] | 12.31.2005 | Net income |
|---|---|---|
| Intangible assets | (1,586.8) | (18.2) |
| Property, plant and equipment | (175.1) | (29.5) |
| Other non-current assets | (28.5) | 14.3 |
| Other current assets | 131.5 | 29.1 |
| Shareholders' equity | (27.3) | 2.7 |
| Borrowings | 16.5 | 0.8 |
| Provisions for retirement and similar benefits | 73.0 | 8.3 |
| Provisions | 34.7 | 3.4 |
| Other current liabilities | 100.7 | 12.8 |
| Tax losses and tax credits not utilised | 81.6 | (20.9) |
| **Net deferred tax assets/(liabilities)** | **(1,379.7)** | **2.8** |
| Deferred tax assets | 585.6 | |
| Deferred tax liabilities | (1,965.3) | |
| **Deferred tax** | **(1,379.7)** | **2.8** |

| | Cash outflows from investing activities | Assets classified as held for sale and operations disposed of or to be sold | Changes in Group structure | Other items recognised directly in shareholders' equity | 12.31.2006 |
|---|---|---|---|---|---|
| | | | | | 56.8 |
| | | | | | (279.7) |
| | **105.6** | **1.0** | **7.3** | **14.8** | **(222.9)** |

| | Assets classified as held for sale and operations disposed of or to be sold | Changes in Group structure | Other items recognised directly in shareholders' equity | 12.31.2006 |
|---|---|---|---|---|
| | | | | 692.8 |
| | | | | (1,939.8) |
| | **121.4** | **(3.0)** | **11.5** | **(1,247.0)** |

| | Assets classified as held for sale and operations disposed of or to be sold | Changes in Group structure | Other items recognised directly in shareholders' equity | 12.31.2006 |
|---|---|---|---|---|
| | (1.9) | | 2.9 | (1,604.0) |
| | 128.0 | (7.6) | 4.5 | (79.7) |
| | (0.7) | | (0.8) | (15.7) |
| | (1.2) | 1.7 | (10.0) | 151.1 |
| | 3.5 | (0.6) | 0.4 | (21.3) |
| | 0.1 | 0.2 | (11.4) | 6.2 |
| | (6.4) | | 0.8 | 75.7 |
| | 1.7 | 0.5 | (0.3) | 40.0 |
| | (1.7) | 4.4 | 2.6 | 118.8 |
| | | (1.6) | 22.8 | 81.9 |
| | **121.4** | **(3.0)** | **11.5** | **(1,247.0)** |
| | | | | 692.8 |
| | | | | (1,939.8) |
| | **121.4** | **(3.0)** | **11.5** | **(1,247.0)** |

### 13.3. Deferred tax not recognised

Tax losses and tax credits in respect of which no deferred tax asset was recognised totalled €1,115.5 million as of December 31, 2006 (€1,213.2 million as of December 31, 2005).

Changes in tax losses and tax credits not utilised during the year and the associated expiry schedule are presented below:

*(in € millions)*

| | |
|---|---|
| **As of December 31, 2004** | **1,181.5** |
| Losses generated during the year | 222.6 |
| Loss utilised and time barred during the year | (225.2) |
| Effect of changes in Group structure and exchange rate adjustments | 34.3 |
| **As of December 31, 2005** | **1,213.2** |
| Losses generated during the year | 121.0 |
| Loss utilised and time barred during the year | (165.6) |
| Effect of changes in Group structure and exchange rate adjustments | (53.1) |
| **As of December 31, 2006** | **1,115.5** |

| | |
|---|---|
| **Ordinary tax loss carry-forwards** | **587.9** |
| Expiring in less than five years | 248.0 |
| More than five years | 339.9 |
| **Indefinite carry-forwards** | **527.6** |
| **Total** | **1,115.5** |

Deductible temporary differences in respect of which no deferred tax asset was recognised totalled €45.1 million as of December 31, 2006 (€38.4 million as of December 31, 2005).

There were no unrecognized deferred taxes in respect of temporary differences relating to investments in subsidiaries, associates and joint ventures as of December 31, 2006.

## NOTE 14. ASSETS CLASSIFIED AS HELD FOR SALE, OPERATIONS DISCONTINUED, SOLD OR TO BE SOLD

As of December 31, 2006, operations discontinued, sold or to be sold include the activities of Printemps, Orcanta, YSL Beauté Recherche et Industrie and Fnac Service.

In 2004, Rexel was also presented as an "operation sold or to be sold".

### 14.1. Description of operations discontinued, sold or to be sold

#### 14.1.1. Operations sold or to be sold

The operations of Printemps, Orcanta, and YSL Beauté Recherche et Industrie are considered as "sold or to be sold" since the 2006 first-half closing (Note 4.1).

Pursuant to IFRS 5, the Group ceased depreciating these asset groups and all their assets as of June 30, 2006.

The net income of these activities is presented under a separate income statement heading, "Discontinued operations", and is restated in the cash flow statement and the income statement over all published periods. For 2006, net cash flows relating to discontinued operations in the Group cash flow statement represent opening cash net of inter-company flows for the period. For 2005 and 2004, they represent all cash flows net of inter-company flows for the period.

The assets and liabilities arising from "operations sold or to be sold" are presented on separate lines in the Group's balance sheet, without restatement for previous periods (Note 2.19).

#### 14.1.2. Discontinued operations

Due to the worldwide decline in the printing market for film, Fnac Service has, since May 2006, discontinued its activities and closed all its stores, excluding franchisees. This decision was accompanied by a job protection plan.

Given this decision to close its remaining 49 stores as of the closing date for the 2006 first half, Fnac Service is considered as a "discontinued operation" in the Group consolidated financial statements since this date.

The result of this activity is presented under a separate income statement heading, "Discontinued operations", and is restated in the cash flow statement over all published periods. Net cash flows relating to discontinued operations in the Group cash flow statement represent, for the various periods published, all cash flows net of inter-company flows for the period.

Assets and liabilities arising from the "discontinued operation" are not presented on separate lines in the Group's balance sheet (Note 2.19).

## 14.2. Impact on the financial statements

The income and cash flow statements for operations discontinued, sold or to be sold are as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| **Revenue** | **553.6** | **827.8** | **7,356.4** |
| Cost of sales | (289.8) | (433.3) | (5,317.8) |
| **Gross profit** | **263.8** | **394.5** | **2,038.6** |
| Payroll expenses | (138.5) | (192.4) | (998.7) |
| Other recurring operating income and expenses | (123.0) | (180.6) | (689.8) |
| **Recurring operating income** | **2.3** | **21.5** | **350.1** |
| Other non-recurring operating income and expenses | (58.0) | (13.1) | (9.8) |
| **Operating income** | **(55.7)** | **8.4** | **340.3** |
| Finance costs, net | (3.5) | (4.2) | (59.0) |
| **Income before tax** | **(59.2)** | **4.2** | **281.3** |
| Income tax | 10.1 | (5.2) | (59.6) |
| Share in earnings of associates | 13.1 | | |
| Net income on the disposal of discontinued operations | 41.4 | | 391.3 |
| **Net income** | **5.4** | **(1.0)** | **613.0** |
| o/w attributable to equity holders of the parent | 5.6 | (1.0) | 560.6 |
| o/w attributable to minority interests | (0.2) | | 52.4 |

| [illegible] | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| Net cash from (used in) operating activities | (41.6) | 71.9 | 145.9 |
| Net cash used in investing activities | (17.2) | (34.6) | (31.8) |
| Net cash from (used in) financing activities | 19.8 | (12.6) | (139.3) |
| Impact of exchange rate fluctuations | | | (0.4) |
| **Net cash flows** | **(39.0)** | **24.7** | **(25.2)** |
| Cash at beginning of the year and change inter-company flows | 94.9 | 7.7 | 105.6 |
| **Net cash from discontinued operations[1]** | **55.9** | **32.4** | **80.4** |

*(1) Line item in the Group consolidated cash flow statement.*

Revenue for Printemps stood at €508.5 million for the period from January 1 to September 30, 2006 (€751.8 million for 2005), while net income amounted to €17.9 million for fiscal year 2006 (€7.0 million for 2005).

Net income of YSL Beauté Recherche et Industrie amounted to €(39.9) million for 2006 (€(2.5) million for 2005).

Net income of Orcanta stood at €(1.1) million for 2006 (€0.5 million for 2005).

Net income for Fnac "discontinued operations" was €(12.9) million for 2006, primarily due to closing costs (€(6.0) million for 2005).

Operations sold or to be sold impacted the Group consolidated financial statements for the following amounts:

| [illegible] | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| **Assets classified as held for sale** | **253.5** | | |
| **Liabilities associated with assets classified as held for sale** | | | |

As of December 31, 2006, assets classified as held for sale exclusively concern Printemps for the amount of the Group's interest in this equity-accounted company.

## NOTE 15. EARNINGS PER SHARE

Net earnings per share is calculated based on the weighted average number of shares outstanding, after deduction of the weighted average number of shares held by consolidated companies.

Pursuant to IAS 33, revised, the weighted average number of shares outstanding was adjusted at the opening date of the first period presented (i.e. January 1, 2004), for share cancellation transactions having occurred since January 1, 2004. These transactions mainly covered the cancellation of 2,000,000 shares on March 30, 2005 and 394,062 shares in 2006.

Fully diluted net earnings per share is based on the weighted average number of shares as defined above for the calculation of basic earnings per share, increased for the weighted average number of potentially dilutive ordinary shares. Net income is adjusted for the theoretical interest charge, net of tax, in respect of convertible and exchangeable instruments.

### 15.1. Earnings per share

EARNINGS PER SHARE AS OF DECEMBER 31, 2006

| (in € million) | Consolidated Group | Continuing operations | Discontinued operations |
|---|---|---|---|
| **Net income attributable to ordinary shareholders** | **685.3** | **679.7** | **5.6** |
| Weighted average number of ordinary shares outstanding | 121,527,915 | 121,527,915 | 121,527,915 |
| Weighted average number of treasury shares | (106.952) | (106,952) | (106,952) |
| **Weighted average number of ordinary shares** | **121,420,963** | **121,420,963** | **121,420,963** |
| **Basic earnings per share (in €)** | **5.64** | **5.60** | **0.04** |
| | | | |
| **Net income attributable to ordinary shareholders** | **685.3** | **679.7** | **5.6** |
| Share subscription options | | | |
| **Diluted net income attributable to equity holders of the parent** | **685.3** | **679.7** | **5.6** |
| Weighted average number of ordinary shares | 121,420,963 | 121,420,963 | 121,420,963 |
| Share subscription options | 324,246 | 324,246 | 324,246 |
| **Weighted average number of diluted ordinary shares** | **121,745,209** | **121,745,209** | **121,745,209** |
| **Fully diluted earnings per share (in €)** | **5.63** | **5.58** | **0.05** |

The other instrument likely to dilute earnings per share, i.e. the OCEANE bonds issued on November 8, 2001, was not taken into account in the weighted average number of diluted shares given its anti-dilutive impact on net earnings per share as of December 31, 2006.

The October 2006 capital increase to cover the unhedged portion of the OCEANE bonds issued in 2003 created 8.3 million additional shares. It was taken into account on a time proportion basis in 2006.

## EARNINGS PER SHARE AS OF DECEMBER 31, 2005

| [illegible] | Consolidated Group | Continuing operations | Discontinued operations |
|---|---|---|---|
| **Net income attributable to ordinary shareholders** | **535.4** | **536.4** | **(1.0)** |
| Weighted average number of ordinary shares outstanding | 120,045,439 | 120,045,439 | 120,045,439 |
| Weighted average number of treasury shares | (1,300,919) | (1,300,919) | (1,300,919) |
| **Weighted average number of ordinary shares** | **118,744,520** | **118,744,520** | **118,744,520** |
| **Basic earnings per share (in €)** | **4.51** | **4.52** | **(0.01)** |
| | | | |
| **Net income attributable to ordinary shareholders** | **535.4** | **536.4** | **(1.0)** |
| Share subscription options | | | |
| 2004 long-term borrowing | 3.4 | 3.4 | |
| 2003 convertible bond issue | 44.0 | 44.0 | |
| **Diluted net income attributable to equity holders of the parent** | **582.8** | **583.8** | **(1.0)** |
| Weighted average number of ordinary shares | 118,744,520 | 118,744,520 | 118,744,520 |
| Share subscription options | 98,674 | 98,674 | 98,674 |
| 2004 long-term borrowing | 1,168,224 | 1,168,224 | 1,168,224 |
| 2003 convertible bond issue | 12,500,000 | 12,500,000 | 12,500,000 |
| **Weighted average number of diluted ordinary shares** | **132,511,418** | **132,511,418** | **132,511,418** |
| **Fully diluted earnings per share (in €)** | **4.40** | **4.40** | **0.00** |

The other instrument likely to dilute earnings per share, i.e. the OCEANE bonds issued on November 8, 2001, was not taken into account in the weighted average number of diluted shares given its anti-dilutive impact on net earnings per share as of December 31, 2005.

The 2004 long-term borrowing representing a dilutive instrument was repaid in cash on February 6, 2006.

## EARNINGS PER SHARE AS OF DECEMBER 31, 2004 *

| [illegible] | Consolidated Group | Continuing operations | Discontinued operations |
|---|---|---|---|
| **Net income attributable to ordinary shareholders** | **1,065.1** | **504.5** | **560.6** |
| Weighted average number of ordinary shares outstanding | 120,027,590 | 120,027,590 | 120,027,590 |
| Weighted average number of treasury shares | (943,168) | (943,168) | (943,168) |
| **Weighted average number of ordinary shares** | **119,084,422** | **119,084,422** | **119,084,422** |
| **Basic earnings per share (in €)** | **8.94** | **4.24** | **4.70** |
| | | | |
| **Net income attributable to ordinary shareholders** | **1,065.1** | **504.5** | **560.6** |
| Share subscription options | | | |
| 2001 convertible bond issue | 1.5 | 1.5 | |
| 2004 long-term borrowing | 1.9 | 1.9 | |
| 2003 convertible bond issue | 28.6 | 28.6 | |
| **Diluted net income attributable to equity holders of the parent** | **1,097.1** | **536.5** | **560.6** |
| Weighted average number of ordinary shares | 119,084,422 | 119,084,422 | 119,084,422 |
| Share subscription options | 75,970 | 75,970 | 75,970 |
| 2001 convertible bond issue | 991,605 | 991,605 | 991,605 |
| 2004 long-term borrowing | 1,050,125 | 1,050,125 | 1,050,125 |
| 2003 convertible bond issue | 12,500,000 | 12,500,000 | 12,500,000 |
| **Weighted average number of diluted ordinary shares** | **133,702,122** | **133,702,122** | **133,702,122** |
| **Fully diluted earnings per share (in €)** | **8.21** | **4.01** | **4.20** |

* *Gucci is consolidated for a 14-month period from November 2003 to December 2004.*

## 15.2. Earnings per share from continuing operations excluding non-recurring items

Non-recurring items consist of the income statement line item "Other non-recurring operating income and expenses" net of tax and minority interests.

| (in € million) | 2006 | 2005 | 2004* |
|---|---|---|---|
| **Net income attributable to ordinary shareholders** | **679.7** | **536.4** | **504.5** |
| Other non-recurring operating income and expenses | (0.1) | 3.1 | 93.3 |
| Income tax on other non-recurring operating income and expenses | (19.0) | 1.4 | (130.0) |
| Minority interests in other non-recurring operating income and expenses | 0.8 | 0.9 | 5.1 |
| **Net income excluding non-recurring items** | **698.0** | **531.0** | **536.1** |
| Weighted average number of ordinary shares outstanding | 121,527,915 | 120,045,439 | 120,027,590 |
| Weighted average number of treasury shares | (106,952) | (1,300,919) | (943,168) |
| Weighted average number of ordinary shares | 121,420,963 | 118,744,520 | 119,084,422 |
| **Basic earnings per share excluding non-recurring items (in €)** | **5.75** | **4.47** | **4.50** |
| | | | |
| **Net income excluding non-recurring items** | **698.0** | **531.0** | **536.1** |
| Share subscription options | | | |
| 2001 convertible bond issue | | | 1.5 |
| 2004 long-term borrowing | | 3.4 | 1.9 |
| 2003 convertible bond issue | | 44.0 | 28.6 |
| **Diluted net income attributable to equity holders of the parent** | **698.0** | **578,4** | **568.1** |
| Weighted average number of ordinary shares | 121,420,963 | 118,744,520 | 119,084,422 |
| Share subscription options | 324,246 | 98,674 | 75,970 |
| 2001 convertible bond issue | | | 991,605 |
| 2004 long-term borrowing | | 1,168,224 | 1,050,125 |
| 2003 convertible bond issue | | 12,500,000 | 12,500,000 |
| **Weighted average number of diluted ordinary shares** | **121,745,209** | **132,511,418** | **133,702,122** |
| **Fully diluted earnings per share (in €)** | **5.73** | **4.36** | **4.25** |

* *Gucci is consolidated for a 14-month period from November 2003 to December 2004.*

## NOTE 16. GOODWILL

| *(in € million)* | Gross | Impairment losses | Net |
|---|---|---|---|
| **Goodwill as of January 1, 2004** | **5,147.8** | **(157.2)** | **4,990.6** |
| Acquisitions | 491.7 | | 491.7 |
| Disposals | (27.5) | | (27.5) |
| Impairment losses | | (21.0) | (21.0) |
| Translation adjustments | (47.8) | 10.6 | (37.2) |
| **Goodwill as of December 31, 2004** | **5,564.2** | **(167.6)** | **5,396.6** |
| Impact of application of IAS 32/39 | 88.8 | | 88.8 |
| **Goodwill as of January 1, 2005** | **5,653.0** | **(167.6)** | **5,485.4** |
| Acquisitions | 27.0 | | 27.0 |
| Impairment losses | | (31.2) | (31.2) |
| Call options granted to minority interests | (4.9) | | (4.9) |
| Translation adjustments | 92.4 | (22.8) | 69.6 |
| **Goodwill as of December 31, 2005** | **5,767.5** | **(221.6)** | **5,545.9** |
| Acquisitions | 236.9 | | 236.9 |
| Assets classified as held for sale and operations disposed of or to be sold | (226.0) | | (226.0) |
| Impairment losses (Note 19) | | (14.9) | (14.9) |
| Call options granted to minority interests | 134.0 | | 134.0 |
| Translation adjustments | (78.0) | 16.8 | (61.2) |
| Other movements | (5.4) | | (5.4) |
| **Goodwill as of December 31, 2006** | **5,829.0** | **(219.7)** | **5,609.3** |

All goodwill recognised in 2006 was allocated to cash generating units at the balance sheet date.

The application of IAS 32/39 as of January 1, 2005 concerned call options granted to minority interests.

## NOTE 17. OTHER INTANGIBLE ASSETS

| *(in € million)* | Brands | Other intangible assets | Total |
|---|---|---|---|
| **Gross carrying amount as of January 1, 2004** | **6,255.5** | **756.2** | **7,011.7** |
| Acquisitions | | 67.0 | 67.0 |
| Disposals | | (8.1) | (8.1) |
| Translation adjustments | (0.1) | (13.6) | (13.7) |
| **Gross carrying amount as of December 31, 2004** | **6,255.4** | **801.5** | **7,056.9** |
| **Amortisation & impairment losses as of January 1, 2004** | **(9.3)** | **(321.9)** | **(331.2)** |
| Disposals | | 5.1 | **5.1** |
| Amortisation | (1.8) | (90.5) | **(92.3)** |
| Impairment losses | (14.6) | (14.7) | **(29.3)** |
| Translation adjustments | 0.4 | 8.8 | **9.2** |
| **Amortisation & impairment losses as of December 31, 2004** | **(25.3)** | **(413.2)** | **(438.5)** |
| **Net carrying amount as of January 1, 2004** | **6,246.2** | **434.3** | **6,680.5** |
| Acquisitions | | 67.0 | **67.0** |
| Disposals | | (3.0) | **(3.0)** |
| Amortisation | (1.8) | (90.5) | **(92.3)** |
| Impairment losses | (14.6) | (14.7) | **(29.3)** |
| Translation adjustments | 0.3 | (4.8) | **(4.5)** |
| **Net carrying amount as of December 31, 2004** | **6,230.1** | **388.3** | **6,618.4** |

| [illegible] | Brands | Other intangible assets | Total |
|---|---|---|---|
| **Gross carrying amount as of December 31, 2004** | **6,255.4** | **801.5** | **7,056.9** |
| Changes in Group structure | | 0.5 | 0.5 |
| Acquisitions | | 72.1 | 72.1 |
| Disposals | | (19.0) | (19.0) |
| Translation adjustments | 1.0 | 10.4 | 11.4 |
| **Gross carrying amount as of December 31, 2005** | **6,256.4** | **865.5** | **7,121.9** |
| **Amortisation & impairment losses as of December 31, 2004** | **(25.3)** | **(413.2)** | **(438.5)** |
| Disposals | | 18.6 | 18.6 |
| Amortisation | (2.6) | (66.1) | (68.7) |
| Impairment losses | (2.0) | (17.5) | (19.5) |
| Translation adjustments | (0.9) | (7.9) | (8.8) |
| Other movements | 0.4 | (0.4) | |
| **Amortisation & impairment losses as of December 31, 2005** | **(30.4)** | **(486.5)** | **(516.9)** |
| **Net carrying amount as of December 31, 2004** | **6,230.1** | **388.3** | **6,618.4** |
| Changes in Group structure | | 0.5 | 0.5 |
| Acquisitions | | 72.1 | 72.1 |
| Disposals | | (0.4) | (0.4) |
| Amortisation | (2.6) | (66.1) | (68.7) |
| Impairment losses | (2.0) | (17.5) | (19.5) |
| Translation adjustments | 0.1 | 2.5 | 2.6 |
| Other movements | 0.4 | (0.4) | |
| **Net carrying amount as of December 31, 2005** | **6,226.0** | **379.0** | **6,605.0** |

| [illegible] | Brands | Other intangible assets | Total |
|---|---|---|---|
| **Gross carrying amount as of December 31, 2005** | **6,256.4** | **865.5** | **7,121.9** |
| Changes in Group structure | 34.2 | 12.4 | 46.6 |
| Acquisitions | 1.5 | 64.0 | 65.5 |
| Assets classified as held for sale and operations disposed of or to be sold | (0.2) | (92.9) | (93.1) |
| Other disposals | | (52.4) | (52.4) |
| Translation adjustments | (1.6) | (8.9) | (10.5) |
| Other movements | | 6.4 | 6.4 |
| **Gross carrying amount as of December 31, 2006** | **6,290.3** | **794.1** | **7,084.4** |
| **Amortisation & impairment losses as of December 31, 2005** | **(30.4)** | **(486.5)** | **(516.9)** |
| Changes in Group structure | | (3.4) | (3.4) |
| Assets classified as held for sale and operations disposed of or to be sold | 0.2 | 53.2 | 53.4 |
| Other disposals | | 52.3 | 52.3 |
| Amortisation | | (65.9) | (65.9) |
| Impairment losses (Note 19) | (2.0) | (2.4) | (4.4) |
| Translation adjustments | 0.7 | 3.4 | 4.1 |
| Other movements | | (0.9) | (0.9) |
| **Amortisation & impairment losses as of December 31, 2006** | **(31.5)** | **(450.2)** | **(481.7)** |
| **Net carrying amount as of December 31, 2005** | **6,226.0** | **379.0** | **6,605.0** |
| Changes in Group structure | 34.2 | 9.0 | 43.2 |
| Acquisitions | 1.5 | 64.0 | 65.5 |
| Assets classified as held for sale and operations disposed of or to be sold | | (39.7) | (39.7) |
| Other disposals | | (0.1) | (0.1) |
| Amortisation | | (65.9) | (65.9) |
| Impairment losses (Note 19) | (2.0) | (2.4) | (4.4) |
| Translation adjustments | (0.9) | (5.5) | (6.4) |
| Other movements | | 5.5 | 5.5 |
| **Net carrying amount as of December 31, 2006** | **6,258.8** | **343.9** | **6,602.7** |

## NOTE 18. PROPERTY, PLANT AND EQUIPMENT

| [illegible] | Land and buildings | Plant and equipment | Other PP&E | Total |
|---|---|---|---|---|
| **Gross carrying amount as of December 31, 2004** | **1,991.9** | **2 767,1** | **281,4** | **5,040,4** |
| Changes in Group structure | (72.4) | (1,5) | 0,1 | (73,8) |
| Acquisitions | 20.4 | 186,7 | 81,6 | 288,7 |
| Disposals | (22.2) | (83.1) | (9,2) | (114,5) |
| Translation adjustments | 27.5 | 54.2 | 6.4 | 88.1 |
| Other movements | 22.3 | 16.4 | (61.4) | (22.7) |
| **Gross carrying amount as of December 31, 2005** | **1,967.5** | **2,939.8** | **298.9** | **5,206.2** |
| **Depreciation & impairment losses as of December 31, 2004** | **(569.4)** | **(1,717.9)** | **(129.6)** | **(2,416.9)** |
| Changes in Group structure | (0.7) | 1.8 | 0.1 | 1.2 |
| Disposals | 11.2 | 74.0 | 4.6 | 89.8 |
| Depreciation | (52.9) | (258.8) | (16.9) | (328.6) |
| Impairment losses | (7.0) | | | (7.0) |
| Translation adjustments | (5.7) | (27.4) | (1.1) | (34.2) |
| Other movements | 5.1 | 27.9 | (4.8) | 28.2 |
| **Depreciation & impairment losses as of December 31, 2005** | **(619.4)** | **(1,900.4)** | **(147.7)** | **(2,667.5)** |
| **Net carrying amount as of December 31, 2004** | **1,422.5** | **1,049.2** | **151.8** | **2,623.5** |
| Changes in Group structure | (73.1) | 0.3 | 0.2 | (72.6) |
| Acquisitions | 20.4 | 186.7 | 81.6 | 288.7 |
| Disposals | (11.0) | (9.1) | (4.6) | (24.7) |
| Depreciation | (52.9) | (258.8) | (16.9) | (328.6) |
| Impairment losses | (7.0) | | | (7.0) |
| Translation adjustments | 21.8 | 26.8 | 5.3 | 53.9 |
| Other movements | 27.4 | 44.3 | (66.2) | 5.5 |
| **Net carrying amount as of December 31, 2005** | **1,348.1** | **1,039.4** | **151.2** | **2 538.7** |
| o/w assets owned outright | 1,101.3 | 1,039.4 | 125.0 | **2 265.7** |
| o/w assets held under finance lease | 246.8 | | 26.2 | **273.0** |

| (in € million) | Land and buildings | Plant and equipment | Other PP&E | Total |
|---|---|---|---|---|
| **Gross carrying amount as of December 31, 2005** | **1,967.5** | **2,939.8** | **298.9** | **5,206.2** |
| Changes in Group structure | 53.7 | 52.6 | 3.2 | 109.5 |
| Acquisitions | 19.6 | 238.6 | 91.8 | 350.0 |
| Assets classified as held for sale and operations disposed of or to be sold | (598.2) | (431.7) | (44.8) | (1,074.7) |
| Disposals | (96.0) | (115.9) | (20.7) | (232.6) |
| Translation adjustments | (17.6) | (40.0) | (5.1) | (62.7) |
| Other movements | 9.8 | 24.0 | (35.4) | (1.6) |
| **Gross carrying amount as of December 31, 2006** | **1,338.8** | **2,667.4** | **287.9** | **4,294.1** |
| **Depreciation & impairment losses as of December 31, 2005** | **(619.4)** | **(1,900.4)** | **(147.7)** | **(2,667.5)** |
| Changes in Group structure | (11.9) | (30.7) | (2.1) | (44.7) |
| Assets classified as held for sale and operations disposed of or to be sold | 130.4 | 305.7 | 23.2 | 459.3 |
| Disposals | 11.3 | 112.3 | 13.2 | 136.8 |
| Depreciation | (44.1) | (231.8) | (21.1) | (297.0) |
| Impairment losses (Note 19) | | | (10.2) | (10.2) |
| Translation adjustments | 3.6 | 24.9 | 1.2 | 29.7 |
| Other movements | 0.2 | | (0.1) | 0.1 |
| **Depreciation & impairment losses as of December 31, 2006** | **(529.9)** | **(1,720.0)** | **(143.6)** | **(2,393.5)** |
| **Net carrying amount as of December 31, 2005** | **1,348.1** | **1,039.4** | **151.2** | **2,538.7** |
| Changes in Group structure | 41.8 | 21.9 | 1.1 | 64.8 |
| Acquisitions | 19.6 | 238.6 | 91.8 | 350.0 |
| Assets classified as held for sale and operations disposed of or to be sold | (467.8) | (126.0) | (21.6) | (615.4) |
| Disposals | (84.7) | (3.6) | (7.5) | (95.8) |
| Depreciation | (44.1) | (231.8) | (21.1) | (297.0) |
| Impairment losses (Note 19) | | | (10.2) | (10.2) |
| Translation adjustments | (14.0) | (15.1) | (3.9) | (33.0) |
| Other movements | 10.0 | 24.0 | (35.5) | (1.5) |
| **Net carrying amount as of December 31, 2006** | **808.9** | **947.4** | **144.3** | **1,900.6** |
| o/w assets owned outright | 590.3 | 947.4 | 128.5 | **1,666.2** |
| o/w assets held under finance lease | 218.6 | | 15.8 | **234.4** |

Charges to depreciation are recorded in "Cost of sales" and "Other recurring operating income and expenses" in the Income Statement.

## NOTE 19. IMPAIRMENT LOSSES

As a result of annual impairment tests performed in 2006, the Group recognised the following impairment losses:

- a permanent impairment loss on the goodwill of the Bédat cash generating unit (CGU) for €14.9 million. This loss arises from the difference between the net carrying amount of the Bédat CGU and its recoverable amount. The value in use is calculated based on a discount rate of 9.8% and a perpetual growth rate of 3.5%;
- an impairment loss of €4.4 million with respect to other intangible assets of Luxury Goods;
- an impairment loss of €10.2 million with respect to Retail property, plant and equipment.

These impairment losses were recorded in "Other non-recurring operating income and expenses" in the Income Statement.

Impairment tests performed in accordance with the method described in Note 2.7 did not identify any impairment losses in 2006 in respect of intangible assets, property, plant and equipment and goodwill of CGUs, other than those previously described.

The pre-tax discount rates and perpetual growth rates applied to expected estimated cash flows in connection with economic assumptions and forecast operating conditions adopted by the Group are as follows:

| | Discount rate | | | Perpetual growth rate | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Luxury Goods Division | 9.6%-12.4% | 9.0%-11.4% | 8.0%-13.5% | 3.0%-3.5% | 2.0%-3.5% | 2.0%-5.0% |
| Retail Division (excl. emerging geographical areas [1]) | 7.4%-9.8% | 7.0%-10.9% | 7.3%-13.5% | 0.5%-1.5% | 0.5%-1.5% | 0.5%-2.0% |
| Emerging geographical areas [1] | 9.6%-15.1% | 9.4%-15.5% | 8.4%-18.8% | 2.0%-4.0% | 2.0%-5.0% | 3,0 %-5,0 % |

*(1) Emerging geographical areas include African countries and some of the Latin American and Eastern European countries.*

## NOTE 20. INVESTMENTS IN ASSOCIATES

| | 12.31.2006 | | | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|
| (in € millions) | Reserves | Net income | Total | Total | Total |
| Sodice Expansion | (0.4) | 0.4 | | 24.7 | 24.0 |
| Other | 17.5 | 1.8 | 19.3 | 19.3 | 22.9 |
| **Total** | **17.1** | **2.2** | **19.3** | **44.0** | **46.9** |

## NOTE 21. NON-CURRENT FINANCIAL ASSETS

Non-current financial assets break down as follows:

| (in € millions) | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| Non-consolidated investments | 29.7 | 40.7 | 73.6 |
| Derivative financial instruments | 27.1 | 65.3 | |
| Financial assets available for sale | 8.1 | | |
| Non-consolidated investment loans and receivables | 34.2 | 29.5 | 29.3 |
| Deposits and guarantees | 85.0 | 80.8 | 72.7 |
| Other | 31.9 | 24.5 | 65.6 |
| **Total** | **216.0** | **240.8** | **241.2** |

## NOTE 22. INVENTORIES

| (in € millions) | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| Commercial inventories | 2,850.6 | 2,911.1 | 2,720.4 |
| Industrial inventories | 273.6 | 235.1 | 199.2 |
| **Gross carrying amount** | **3,124.2** | **3,146.2** | **2,919.6** |
| Allowances | (380.0) | (319.0) | (287.0) |
| **Net carrying amount** | **2,744.2** | **2,827.2** | **2,632.6** |

| Movements in allowances | |
|---|---|
| Allowances as of December 31, 2005 | (319.0) |
| (Charge)/reversal | (71.9) |
| Changes in Group structure | (1.3) |
| Assets classified as held for sale and operations disposed of or to be sold | 3.9 |
| Translation adjustments | 8.3 |
| **Allowances as of December 31, 2006** | **(380.0)** |

The net carrying amount of inventories pledged to secure liabilities as of December 31, 2006 was €80.9 million (€89.2 million as of December 31, 2005).

## NOTE 23. OTHER CURRENT ASSETS AND LIABILITIES

| (in € millions) | 12.31.2005 | Working capital cash flows | Assets classified as held for sale and operations disposed of or to be sold | Other cash flows | Changes in Group structure | Translation adjustments and other | 12.31.2006 |
|---|---|---|---|---|---|---|---|
| Inventories | 2,827.2 | 85.6 | (149.5) | | 53.1 | (72.2) | 2,744.2 |
| Trade receivables | 1,125.6 | 47.2 | (13.4) | | (18.5) | (24.5) | 1,116.4 |
| Other current financial assets and liabilities | 30.6 | 1.1 | (0.4) | (1.7) | (0.2) | | 29.4 |
| Current tax receivables/liabilities | (303.7) | | 1.0 | (47.9) | 7.3 | 120.4 | (222.9) |
| Trade payables | (2,758.1) | 51.3 | 199.6 | | (12.2) | 18.8 | (2 500.6) |
| Other current assets and liabilities | (1,235.0) | (228.6) | 12.1 | 206.7 | (12.6) | (151.0) | (1,408.4) |
| **Working capital requirements** | **(313.4)** | **(43.4)** | **49.4** | **157.1** | **16.9** | **(108.5)** | **(241.9)** |
| Customer loans | 416.6 | (26.2) | | | | 7.3 | 397.7 |

Given the nature of these activities, the Group's exposure to customer default would not have a material impact on the Group's business, financial position or assets.

## NOTE 24. OTHER CURRENT FINANCIAL ASSETS

The heading primarily comprises derivative financial instruments.

## NOTE 25. CASH AND CASH EQUIVALENTS

### 25.1. Breakdown by category

This item breaks down as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|
| Short-term receivables on divestments | | | 2,181.8 | 2,181.8 |
| Cash | 627.2 | 713.6 | 684.1 | 684.3 |
| Cash equivalents | 928.4 | 1,099.6 | 996.9 | 1,422.0 |
| **Total** | **1,555.6** | **1,813.2** | **3 862.8** | **4,288.1** |

As of December 31, 2006, cash equivalents include UCITS, certificates of deposit and term deposits with a maturity of less than 3 months.

Following the prospective application of IAS 32 as of January 1, 2005, treasury shares are deducted from consolidated shareholders' equity (impact on "Cash and cash equivalents" of €345.8 million as of the date of first-time adoption).

As of December 31, 2004, short-term receivables on divestments concerned the sale of Rexel for €1,916.7 million and the sale of 10% of the consumer credit business for €265.1 million.

### 25.2. Breakdown by currency

| [illegible] | 12.31.2006 | % | 12.31.2005 | % | 12.31.2004 | % |
|---|---|---|---|---|---|---|
| Euro | 973.9 | 62.6% | 1,309.5 | 72.2% | 3,860.7 | 90.0% |
| US dollar | 329.7 | 21.2% | 321.0 | 17.7% | 202.2 | 4.7% |
| Swiss franc | 55.3 | 3.6% | 55.1 | 3.0% | 96.0 | 2.2% |
| Pound sterling | 52.5 | 3.4% | 43.8 | 2.4% | 21.0 | 0.5% |
| CFA franc | 39.4 | 2.5% | 24.9 | 1.4% | 15.3 | 0.4% |
| Other currencies | 104.8 | 6.7% | 58.9 | 3.3% | 92.9 | 2.2% |
| **Total** | **1,555.6** | | **1 813.2** | | **4,288.1** | |

## NOTE 26. SHAREHOLDERS' EQUITY

As at December 31, 2006, share capital stood at €513,549,096. Share capital comprises 128,387,274 fully paid-up shares with a par value of €4 each (120,448,230 shares with a par value of €4 each as of December 31, 2005).

### 26.1. Treasury share transactions

The Group cancelled 394,062 treasury shares, of which 124,514 shares on January 11, 2006 and 269,548 shares on May 24, 2006, thus bringing PPR share capital to 120,054,168 shares as of May 24, 2006.

Treasury shares were cancelled in the following amounts:

- 124,514 shares by the Board of Directors on January 11, 2006 in accordance with authorisations granted by the Annual General Shareholders' Meeting of May 19, 2005;
- 269,548 shares by the Board of Directors on May 23, 2006 in accordance with authorisations granted by the Annual General Shareholders' Meeting of May 23, 2006.

PPR decided to proceed with the early redemption of all the 05/03-01/08 2.5% PPR OCEANE bonds that were outstanding on October 30, 2006. Bondholders could choose between a redemption for cash or an exchange for PPR shares (one (1) PPR share for one (1) bond exchanged).

In 2006, bondholders exercised their share allotments rights for 12,489,018 bonds.

Given the treasury share hedges in place, this transaction gave rise to the exchange of 4,155,911 current shares and the creation of 8,333,106 new shares.

On October 30, 2006, share capital was increased by issuing 8,333,106 new shares, thus bringing PPR share capital to 128,387,274 shares or €513,549,096.

During 2006, the Group also made a net acquisition of 4,400,460 treasury shares as follows:

- 269,548 shares were purchased following the exercise of PPR share purchase options set up in 2005 to hedge stock option plans;
- 3,347,051 shares were purchased under a liquidity contract;
- 3,372,051 shares were sold under a liquidity contract;
- 4,155,912 shares were purchased to hedge exchange requests for 05/03-01/08 2.5% PPR OCEANE bonds, of which 4,155,911 shares following the exercise of call option hedges set up in 2005 and the first half of 2006 for 3,000,000 and 1,155,911 options, respectively.

Finally, the Group purchased 1,480,000 PPR share purchase options in order to hedge employee stock option plans.

As at December 31, 2006, the Group held 2,520,998 PPR share purchase options to hedge share subscription or purchase option plans.

On May 26, 2004, PPR signed an agreement with a financial broker in order to improve the liquidity of transactions and the stability of share prices.

This contract complies with the provisions of the Professional Code of Conduct established by the *Association française des entreprises d'investissement* (AFEI, French Association of Investment Companies).

The agreement was initially contracted for €40 million, equally divided between cash and PPR shares and was provided with an additional €20 million in cash on September 3, 2004.

As of December 31, 2006, PPR held no treasury shares in connection with the liquidity contract, compared with 25,000 shares as of December 31, 2005.

### 26.2. Appropriation of 2006 net income

The Board of Directors will propose a dividend distribution of €3.0 per share in respect of 2006, representing a total dividend distribution of €385.2 million, to the Ordinary Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2006.

A dividend of €2.72 per share was distributed in respect of 2005.

## NOTE 27. EMPLOYEE BENEFITS AND EQUIVALENT

In accordance with the laws and practices in each country, Group employees receive long-term or post-employment benefits in addition to short-term remuneration. These additional benefits take the form of defined contribution or defined benefit plans.

Under defined contribution plans, the Group is not obliged to make any additional payments above contributions already made. Contributions to these plans are expensed as incurred.

The actuarial valuation for defined benefit plans is conducted by independent experts. The benefits primarily concern retirement termination payments and jubilees in France, complementary pension schemes in the United Kingdom, statutory dismissal compensation in Italy (TFR), and mandatory complementary pension schemes (LPP) in Switzerland.

The Group had no obligations with respect to medical costs.

### 27.1. Change during the year

The increase in the present value of the obligation in respect of defined benefit plans breaks down as follows:

| (in € million) | 2006 | 2005 |
|---|---|---|
| **Present value of obligation as of January 1,** | **538.5** | **470.8** |
| Current service cost | 31.0 | 28.4 |
| Contributions by beneficiaries | 3.8 | 3.3 |
| Interest cost | 22.9 | 22.9 |
| Benefits paid | (22.5) | (22.0) |
| Past service cost | | 1.1 |
| Actuarial gains and losses | (1.0) | 31.6 |
| Curtailments and settlements | (5.8) | (5.8) |
| Changes in Group structure | 0.7 | 3.0 |
| Assets classified as held for sale and operations disposed of or to be sold | (18.5) | |
| Exchange differences | 2.6 | 5.2 |
| **Present value of obligation as of December 31,** | **551.7** | **538.5** |

As of December 31, 2006, the present value of the obligation amounts to €551.7 million, and comprises:

- €106.2 million in respect of fully unfunded plans (€132.4 million in 2005);
- €445.5 million in respect of fully or partially funded plans (€406.1 million in 2005).

The increase in the fair value of defined benefit plan assets breaks down as follows:

| [illegible] | 2006 | 2005 |
|---|---|---|
| **Fair value of defined benefit plan assets as of January 1,** | **248.6** | **212.2** |
| Contributions by employer | 25.2 | 25.0 |
| Contributions by beneficiaries | 3.8 | 3.3 |
| Expected return on plan assets | 18.2 | 12.1 |
| Benefits paid | (22.5) | (22.0) |
| Actuarial gains and losses | 4.8 | 14.0 |
| Settlements | | |
| Changes in Group structure | 0.8 | |
| Exchange differences | 2.3 | 4.0 |
| **Fair value of defined benefit plan assets as of December 31,** | **281.2** | **248.6** |

Funded defined benefit plan assets are invested as follows:

- insurance contracts represent 45% of the total fair value of assets (50% in 2005);
- equity instruments represent 28% (27% in 2005);
- debt instruments represent 18% (16% in 2005);
- and other assets represent 9% (7% in 2005).

The reconciliation of balance sheet data with the actuarial obligation in respect of defined benefit plans breaks down as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| Present value of the obligation | 551.7 | 538.5 | 470.8 |
| Fair value of defined benefit plan assets | (281.2) | (248.6) | (212.2) |
| **Funding shortfall/(excess)** | **270.5** | **289.9** | **258.6** |
| Actuarial gains and losses not recognised | | | |
| Past service costs not recognised | (9.8) | (10.5) | (11.1) |
| Amount not recognised in assets | | | |
| Fair value of redemption rights | | | |
| **Provisions (net assets) recognised in the balance sheet** | **260.7** | **279.4** | **247.5** |
| of which provisions | 260.7 | 279.4 | 247.5 |
| of which net assets | | | |
| Experience adjustments on plan liabilities | 4.5% | 5.9% | 7.1% |
| Experience adjustments on plan assets | 1.7% | 5.6% | 5.9% |

The Group expects to pay an estimated €25 million in contributions in 2007.

## 27.2. Charge recognised in the income statement

The total charge of €32.0 million recognised in respect of defined benefit plans breaks down as follows:

| [illegible] | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Current service cost | 31.0 | 28.4 |
| Interest cost | 22.9 | 22.9 |
| Expected return on plan assets | (18.2) | (12.1) |
| Actuarial gains/losses recognised in net income | | |
| Past service costs expensed in net income | 1.3 | 1.1 |
| Curtailments and settlements | (5.0) | (5.3) |
| **Total charge** | **32.0** | **35.0*** |
| o/w recognised in operating expenses | 27.3 | 25.4 |
| in finance costs | 4.7 | 9.6 |

* *o/w €0.8 million related to activities classified in accordance with IFRS 5 in 2006.*

In accordance with the option offered by IAS 19, as amended in December 2004, the Group recognises actuarial gains and losses on defined benefit plans directly in equity in the year they arise.

In 2006, these actuarial gains and losses were recognised in the amount of €(5.8) million.

Accumulated actuarial gains and losses recognised in shareholders' equity since January 1, 2004 amount to €30.2 million as of December 31, 2006.

## 27.3. Actuarial assumptions

The main actuarial assumptions used to estimate the Group's obligations are as follows:

| | Total France | | Total Switzerland | | Total Italy | | Total United Kingdom | | Total Other | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Discount rate | 4.75% | 4.50% | 3.00% | 2.75% | 4.75% | 4.50% | 5.20% | 5.00% | 4.68% | 4.74% |
| Expected rate of return on plan assets | 4.50% | 4.75% | 4.92% | 5.00% | | | 5.64% | 6.23% | 5.24% | 7.00% |
| Expected rate of increase in salaries | 2.89% | 2.89% | 1.71% | 2.00% | 3.69% | 4.36% | 3.50% | 3.51% | 1.89% | 2.84% |

# NOTE 28. PROVISIONS

| [illegible] | 12.31.2005 | Charge | Reversal used | Reversal unused | Translation adjust-ments | Changes in Group structure | Other | 12.31.2006 |
|---|---|---|---|---|---|---|---|---|
| Provisions for restructuring: non-current | 0.8 | 1.1 | (0.5) | (0.6) | | (0.1) | 0.7 | 1.4 |
| Provision for claims and litigation: non-current | 19.8 | 1.8 | (5.5) | (0.9) | 1.2 | 0.2 | (0.3) | 16.3 |
| Other provisions non-current | 122.1 | 2.1 | (2.7) | (0.1) | | 1.5 | 0.3 | 123.2 |
| **Other provisions for contingencies and losses: non-current** | **142.7** | **5.0** | **(8.7)** | **(1.6)** | **1.2** | **1.6** | **0.7** | **140.9** |
| Provisions for restructuring: current | 3.5 | 0.4 | (1.2) | | | | (0.5) | 2.2 |
| Provision for claims and litigation: current | 49.6 | 21.9 | (6.1) | (14.1) | | 0.8 | 18.4 | 70.5 |
| Other provisions: current | 31.9 | 13.8 | (0.9) | (5.4) | | 0.4 | | 39.8 |
| **Other provisions for contingencies and losses: current** | **85.0** | **36.1** | **(8.2)** | **(19.5)** | | **1.2** | **17.9** | **112.5** |
| **Other provisions for contingencies and losses** | **227.7** | **41.1** | **(16.9)** | **(21.1)** | **1.2** | **2.8** | **18.6** | **253.4** |
| **Income Statement impact** | | **(41.1)** | | **21.1** | | | | **(20.0)** |
| - impact on recurring operating income | | (10.6) | | 2.9 | | | | (7.7) |
| - impact on other non-recurring operating income and expenses | | (13.4) | | 18.2 | | | | 4.8 |
| - impact on financial income | | | | | | | | |
| - impact on income taxes | | (12.1) | | | | | | (12.1) |
| - impact on income from discontinued operations | | (5.0) | | | | | | (5.0) |

Provisions for claims and litigation mainly include employee disputes and litigation with tax authorities in various countries. Other provisions mainly cover risks relating to vendor warranties.

Reversals of unused provisions mainly concern the settlement of tax disputes and the extinction of vendor warranty risks.

# NOTE 29. BORROWINGS

## 29.1. Breakdown of borrowings by maturity

| in € million | 12.31.2006 | Y+1 | Y+2 | Y+3 | Y+4 | Y+5 | Beyond |
|---|---|---|---|---|---|---|---|
| **Long-term borrowings** | **3,140.7** | | **372.2** | **908.7** | **96.0** | **920.4** | **843.4** |
| Convertible bonds | | | | | | | |
| Other bonds | 2,118.2 | | 2.4 | 739.6 | | 789.9 | 586.3 |
| Confirmed lines of credit | 206.8 | | 110.0 | 96.8 | | | |
| Other bank borrowings | 545.6 | | 236.8 | 49.3 | 78.1 | 114.4 | 67.0 |
| Obligations under finance leases | 110.7 | | 16.5 | 14.3 | 6.4 | 5.7 | 67.8 |
| Employee profit-sharing | 37.0 | | 6.4 | 8.7 | 11.5 | 10.4 | |
| Other borrowings | 122.4 | | 0.1 | | | | 122.3 |
| **Short-term borrowings** | **2,300.4** | **2 300.4** | | | | | |
| Convertible bonds | 149.2 | 149.2 | | | | | |
| Other bonds | 402.2 | 402.2 | | | | | |
| Confirmed lines of credit | 51.0 | 51.0 | | | | | |
| Draw-downs on unconfirmed lines of credit | 113.3 | 113.3 | | | | | |
| Other bank borrowings | 130.2 | 130.2 | | | | | |
| Obligations under finance leases | 25.9 | 25.9 | | | | | |
| Employee profit-sharing | 6.6 | 6.6 | | | | | |
| Bank overdrafts | 339.8 | 339.8 | | | | | |
| Commercial paper | 811.2 | 811.2 | | | | | |
| Other borrowings | 271.0 | 271.0 | | | | | |
| **Total** | **5,441.1** | **2 300.4** | **372.2** | **908.7** | **96.0** | **920.4** | **843.4** |
| **%** | | **42.3%** | **6.8%** | **16.7%** | **1.8%** | **16.9%** | **15,5 %** |

| in € million | 12.31.2005 | Y+1 | Y+2 | Y+3 | Y+4 | Y+5 | Beyond |
|---|---|---|---|---|---|---|---|
| **Long-term borrowings** | **4,398.9** | | **739.9** | **1,342.3** | **818.4** | **99.3** | **1,399.0** |
| Convertible bonds | 1,201.3 | | 143.3 | 1,058.0 | | | |
| Other bonds | 2,265.5 | | 402.0 | 2.4 | 748.0 | | 1,113.1 |
| Confirmed lines of credit | | | | | | | |
| Other bank borrowings | 607.6 | | 135.2 | 254.1 | 48.8 | 75.3 | 94.2 |
| Obligations under finance leases | 149.5 | | 27.7 | 17.4 | 9.0 | 8.4 | 87.0 |
| Employee profit-sharing | 36.5 | | 6.9 | 7.4 | 9.6 | 12.6 | |
| Other borrowings | 138.5 | | 24.8 | 3.0 | 3.0 | 3.0 | 104.7 |
| **Short-term borrowings** | **2,480.8** | **2,480.8** | | | | | |
| Other bonds | 2.1 | 2.1 | | | | | |
| Confirmed lines of credit | 192.5 | 192.5 | | | | | |
| Draw-downs on unconfirmed lines of credit | 90.9 | 90.9 | | | | | |
| Other bank borrowings | 527.9 | 527.9 | | | | | |
| Obligations under finance leases | 28.9 | 28.9 | | | | | |
| Employee profit-sharing | 10.4 | 10.4 | | | | | |
| Bank overdrafts | 472.9 | 472.9 | | | | | |
| Commercial paper | 1,025.2 | 1,025.2 | | | | | |
| Other borrowings | 130.0 | 130.0 | | | | | |
| **Total** | **6,879.7** | **2,480.8** | **739.9** | **1,342.3** | **818.4** | **99.3** | **1,399.0** |
| **%** | | **36.1%** | **10.8%** | **19.5%** | **11.9%** | **1.4%** | **20.3%** |

The application of IAS 32 and IAS 39 as of January 1, 2005 resulted in the recognition of the OCEANE bonds issued on November 8, 2001 and May 21, 2003 based on their effective interest rate, after allocation of the conversion options component to shareholders' equity.

As of December 31, 2006, all gross borrowings are recognised at amortised cost based on an effective interest rate taking into account any identified issue costs and redemption or issue premiums relating to each liability.

In addition, a fair value adjustment of €16.4 million was recognised as of December 31, 2006 (€19.2 million as of December 31, 2005) in respect of borrowings, mainly in the form of bond issues, partially or fully hedged under fair value hedging relationships.

As of December 31, 2006, bonds, including convertible bonds, represented 49.1% of gross borrowings compared to 50.4% in 2005.

Debts with a maturity of more than one year represented 57.7% of total gross borrowings as of December 31, 2006, compared to 63.9% as of December 31, 2005.

Confirmed lines of credit totalled €5,030.9 million with draw-downs of €257.8 million at the balance sheet date.

Short-term draw-downs on facilities backed by confirmed lines of credit of more than one year are included in long-term debt.

Accrued interest is recorded in "Other borrowings".

The financing of customer loans contributed €397.7 million to gross borrowings as of December 31, 2006.

## 29.2. Breakdown by repayment currency

| [illegible] | 12.31.2006 | Long-term borrowings | Short-term borrowings | % | 12.31.2005 | % | 12.31.2004 | % |
|---|---|---|---|---|---|---|---|---|
| Euro | **4,574.7** | 2,626.5 | 1,948.2 | 84.1% | 5,894.1 | 85.7% | 8,439.7 | 89.4% |
| Yen | **336.8** | 158.5 | 178.3 | 6.2% | 368.8 | 5.4% | 406.0 | 4.3% |
| Pound sterling | **158.9** | 156.3 | 2.6 | 2.9% | 174.0 | 2.5% | 184.9 | 2.0% |
| Swiss franc | **116.6** | 115.3 | 1.3 | 2.1% | 0.4 | 0.0% | 90.5 | 1.0% |
| US dollar | **86.2** | 71.7 | 14.5 | 1.6% | 132.7 | 1.9% | 129.7 | 1.4% |
| CFA franc | **72.2** | 3.6 | 68.6 | 1.3% | 88.7 | 1.3% | 101.6 | 1.1% |
| Other currencies | **95.7** | 8.8 | 86.9 | 1.8% | 221.0 | 3.2% | 80.1 | 0.8% |
| **Total** | **5,441.1** | **3,140.7** | **2 300.4** | | **6,879.7** | | **9,432.5** | |

Borrowings denominated in currencies other than the euro are distributed to Group subsidiaries for local financing purposes.

A portion of the euro borrowings is used to hedge assets and liabilities arising from acquisitions outside of the Euro zone or to refinance subsidiaries, mainly American, through hedging transactions largely in the form of currency swaps. As of December 31, 2006, these hedges amounted to €300.2 million based on the year-end exchange rates.

## 29.3. Breakdown of gross borrowings by category

PPR Group gross borrowings break downs as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|
| Convertible bonds | 149.2 | 1,201.3 | 1,158.7 | 1,228.7 |
| Other bonds | 2,520.4 | 2,267.6 | 2,818.2 | 2,792.6 |
| Other bank borrowings | 675.8 | 1,135.5 | 876.3 | 876.0 |
| Confirmed lines of credit | 257.8 | 192.5 | 2,201.9 | 2,201.9 |
| Draw-downs on unconfirmed lines of credit | 113.3 | 90.9 | 136.2 | 136.2 |
| Commercial paper | 811.2 | 1,025.2 | 1,307.9 | 1,310.3 |
| Obligations under finance leases | 136.6 | 178.4 | 196.7 | 196.7 |
| Employee profit-sharing | 43.6 | 46.9 | 39.2 | 39.2 |
| Bank overdrafts | 339.8 | 472.9 | 255.5 | 243.4 |
| Other borrowings | 393.4 | 268.5 | 561.9 | 407.5 |
| **Total** | **5,441.1** | **6,879.7** | **9,552.5** | **9,432.5** |

Group borrowings primarily consist of bonds, bank borrowings, draw-downs on confirmed lines of credit and commercial paper issues, which account for 88.4% of gross borrowings as of December 31, 2006.

As of December 31, 2006, other borrowings include €266.0 million with respect to put options granted to minority shareholders (Note 2.9).

## 29.4. Bond issues

BONDS CONVERTIBLE, EXCHANGEABLE OR REDEEMABLE IN SHARES ISSUED BY PPR

*(in € million)*

| Face value | Issue interest rate | Effective interest rate | Issue date | Documented/ non documented hedge | Maturity | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|---|---|---|
| 149.2 (1) | 1.50% fixed | 5.72% | 11.08.2001 | Euribor 1 month floating rate swap in the amount of €149 million Not documented under IFRS | 01.01.2007 | **149.2** | 143.3 | 137.6 | 149.2 |
| 1,079.5 (2) | 2.50% fixed | 6.26% | 05.21.2003 | | Normal redemption 01.01.2008 Early redemption 10.30.2006 | | 1,058.0 | 1,021.1 | 1,079.5 |

*(1) Issue price: bonds convertible into new shares and/or exchangeable (OCEANE) issued on November 8, 2001, for €1,380,000,050, represented by 8,492,308 bonds with a face value of €162.50.*

*Conversion and/or exchange for shares: until December 31, 2001 on the basis of 1.157 shares per bond, and as of January 1, 2002 on the basis of one share per bond.*

*Normal redemption: in full on January 1, 2007 at a price of €162.50.*

*Actuarial gross yield to maturity of unconverted bonds: 1.5%.*

*The balance of 918,225 bonds outstanding as of December 31, 2006 reflects:*

*- the conversion of 3,077,000 bonds by Artémis in 2001,*

*- the buyback of 107,422 bonds for €17,456,075 in 2002,*

*- the buyback of 17,609 bonds for €2,861,462.50 in 2003,*

*- the early redemption, after the exercise of the investor Put in 2003, of 4,285,376 bonds for €696,373,600,*

*- the early redemption, after the exercise of the investor Put in 2004, of 86,603 bonds for €14,072,987.50.*

*Issue swap: the OCEANE issue was swapped in the amount of €149.2 million in order to switch from a fixed rate to a floating rate and to set the maturity. Hedge documentation has not been established for this swap pursuant to IAS 39.*

*This convertible bond issue was repaid in cash on January 1, 2007.*

*(2) Issue of bonds convertible into new shares and/or exchangeable (OCEANE) issued on May 21, 2003 represented by 12,500,000 bonds with a face value of €86.36.*

*Conversion and/or exchange for shares: at any time from May 21, 2003 on the basis of one share for one bond.*

*Normal redemption: the bonds will be fully redeemed on January 1, 2008 at a price of €91.14 per bond, i.e. approximately 105.535% of the bonds' face value.*

*Actuarial gross yield to maturity of unconverted bonds: 3.6250%.*

*PPR decided to proceed with the early redemption of all bonds outstanding on October 30, 2006 at a price of €89.84 per bond plus the interest accrued since January 1, 2006 for a total price of €91.62635 per bond. Bondholders could choose between a redemption for cash or an exchange for PPR shares (one (1) PPR share for one (1) bond exchanged).*

*In 2006, bondholders exercised their share allotments rights for 12,489,018 bonds.*

*Given the treasury share hedges in place, this transaction gave rise to the creation of 8,333,106 new shares.*

*The balance, i.e. 10,982 bonds, was redeemed in cash on October 30, 2006 at a price of €91.62635 including accrued interest.*

*As of December 31, 2006, all bonds were redeemed through conversion or cash.*

Pursuant to the IFRS transition, the Group retrospectively calculated the "financial liability" and "equity" components of these two hybrid instruments at the issue date, and deduced the value of the bond component to be recognised as of January 1, 2005.

The amounts recognised in the balance sheet as of January 1, 2005 have been determined using amortised cost accounting rules based on the effective interest rate, after taking into account the equity component and the reallocation of issue costs and redemption premiums.

| (in € million) | 12.31.2006 | 12.31.2005 | 01.01.2005 |
|---|---|---|---|
| **Face value of convertible bonds** | **149.2** | **1,228.7** | **1,228.7** |
| Equity component (conversion option) | (25.4) | (120.9) | (120.9) |
| Debt component (EIR adjustment) | 25.4 | 93.5 | 50.9 |
| **Amortised cost at the balance sheet date, excluding accrued interest** | **149.2** | **1,201.3** | **1,158.7** |

These amounts are presented before deferred tax.
Accrued interest is recorded in "Other borrowings".

## BONDS ISSUED BY PPR

The Group has a EMTN (Euro Medium-Term Note) programme with a ceiling of €4,000 million at the balance sheet date.

As of December 31, 2006, bonds issued under this programme totalled €2,550 million.

All borrowings benefit from the PPR Group rating awarded by Standard & Poor's, which is to say "BBB-" with a stable outlook.

| Face value | Issue interest rate | Effective interest rate | Issue date | Documented/ non documented hedge | Maturity | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|---|---|---|
| 750.0[1] | 5.00% fixed | 5.20% | 07.23.2003 | Euribor 3 month floating rate swap in the amount of €500 million *Documented under IFRS* | 01.23.2009 | **737.3** | 745.7 | 749.0 | 750.0 |
| 800.0[2] | 5.25% fixed | 5.34% | 03.29.2004 | Euribor 3 month floating rate swap in the amount of €650 million *Documented under IFRS* | 03.29.2011 | **789.9** | 814.7 | 814.1 | 800.0 |
| 400.0[3] | Euribor 3 month floating +0.50% | - | 10.22.2004 | - | 10.22.2007 | **399.9** | 399.7 | 399.6 | 400.0 |
| 600.0[4] | 4.00% fixed | 4.08% & 4.79% | 06.29.2005 & 06.19.2006 | - | 01.29.2013 | **586.3** | 298.4 | - | - |

*(1) Bond issue on July 23, 2003, represented by 750,000 bonds with a face value of €1,000 as part of the EMTN program.*
*Redemption: in full on January 23, 2009.*

*(2) Bond issue, represented by 800,000 bonds with a face value of €1,000 as part of the EMTN program, comprising 650,000 bonds issued on March 29, 2004 and 150,000 additional bonds issued on July 23, 2004.*
*Redemptions: in full on March 29, 2011.*

*(3) Bond issue on October 22, 2004, represented by 400,000 bonds with a face value of €1,000 as part of the EMTN program.*
*Redemption: in full on October 22, 2007.*

*(4) Bond issue, represented by 600,000 bonds with a face value of €1,000 as part of the EMTN program, comprising 300,000 bonds issued on June 29, 2005 and 300,000 additional bonds issued on June 19, 2006.*
*Redemption: in full on January 29, 2013.*

The amounts recognised in the balance sheet as of January 1, 2005 have been determined using amortised cost accounting rules based on the effective interest rate and the fair value adjustment generated by the hedging relationship documented pursuant to application of IAS 39.

Accrued interest is recorded in "Other borrowings".

## 29.5. Main long and medium-term borrowings and confirmed lines of credit

### 29.5.1. Breakdown of main long and medium-term borrowings

The Group has the following borrowings:

LONG AND MEDIUM-TERM BORROWINGS CONTRACTED BY PPR FINANCE SNC
*(in € million)*

| Face value | Issue interest rate | Effective tax rate | Issue date | Documented/ non-documented hedge | Maturity | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|---|---|---|
| 52.6 | Euribor 3 month floating +0.40% | - | 06.16.1998 | Euribor 3 month floating rate swap for the entire issue *Documented under IFRS* | 06.16.2010 | **52.6** | 52.6 | 52.6 | 52.6 |
| 30.6 | 5.45% fixed | 5.45% | 06.16.1998 | | 06.16.2006 | | 30.6 | 30.6 | 30.6 |
| 9.1 | 5.46% fixed | 5.46% | 06.16.1998 | | 06.16.2006 | | 9.1 | 9.1 | 9.1 |
| 9.1 | 5.50% fixed | 5.50% | 06.16.1998 | | 06.16.2006 | | 9.1 | 9.1 | 9.1 |
| 15.2 | 5.20% fixed | 5.20% | 09.15.1998 | Euribor 3 month floating rate swap for the entire issue *Documented under IFRS* | 09.15.2006 | | 15.5 | 15.9 | 15.2 |
| 50.3 | 5.30% fixed | 5.30% | 12.01.1998 | | 12.01.2006 | | 50.3 | 50.3 | 50.3 |
| 17.5 | 5.39% fixed | 5.39% | 12.01.1998 | Euribor 3 month floating rate swap for the entire issue *Documented under IFRS* | 12.01.2006 | | 17.9 | 18.4 | 17.5 |
| 170.0 | Euribor 3 month floating +0.50% | - | 09.25.2001 | - | 09.25.2006 | | 170.0 | 170.0 | 170.0 |
| 50.0 | Euribor 3 month floating +0.20% | - | 12.15.2006 | | 12.15.2011 | **50.0** | - | - | - |

The amounts recognised in the balance sheet as of January 1, 2005 have been determined using amortised cost accounting rules based on the effective interest rate and the fair value adjustment generated by the hedging relationship documented pursuant to application of IAS 39.

Accrued interest is recorded in "Other borrowings".

LONG AND MEDIUM-TERM BORROWINGS CONTRACTED BY REDCATS FINANCE UK
*(in € million)*

| Face value | Issue interest rate | Effective tax rate | Issue date | Documented/ non documented hedge | Maturity | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|---|---|---|
| 160.8 (1) | Market rate floating +0.42% | - | 10.28.2003 | - | 10.28.2008 | 142.8 | 154.1 | 150.3 | 150.3 |

*(1) Securitisation set up by Redcats Finance UK in the amount of £108 million (€160.8 million). The amount used as of December 31, 2006 is £95.9 million (€142.8 million).*

**LONG AND MEDIUM-TERM BORROWINGS CONTRACTED BY GUCCI GROUP**
*(in € million)*

| Face value | Issue interest rate | Effective tax rate | Issue date | Documented/ non documented hedge | Maturity | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|---|---|---|
| 38.0 [1] | USD Libor floating +1.00% | - | 08.08.2003 | - | 08.15.2013 | 26.6 | 33.9 | 33.0 | 33.0 |
| 35.0 [2] | Euribor floating +0.70% | - | 03.29.2004 | - | 06.30.2014 | **33.0** | 35.0 | 35.0 | 35.0 |
| 54.2 [3] | JPY Tibor floating +0.35% | - | 09.15.2006 | - | 09.15.2011 | 54.2 | - | - | - |

*(1) Redeemable loan contracted by Gucci America Inc. in the amount of US$50 million (€38 million); the outstanding balance on this loan as of December 31, 2005 is US$35 million (€26.6 million).*
*(2) Loan redeemable as of 2006 initially contracted for €35 million.*
*(3) Redeemable loan contracted in December 2006 for 8,500 million yen (€54.2 million).*

## 29.5.2. Confirmed lines of credit

As of December 31, 2006, the Group had access to confirmed lines of credit of €5,030.9 million, compared to €5,105.6 million as of December 31, 2005.

The undrawn balance on these confirmed lines of credit as of December 31, 2006 was €4,773.1 million, compared to €4,913.1 million as of December 31, 2005.

The unused confirmed lines of credit back the commercial paper issue programme, which represented total outstandings of €811.2 million as of December 31, 2006, compared to €1,025.2 million as of December 31, 2005.

## 29.5.3. Breakdown of confirmed lines of credit

**PPR AND PPR FINANCE SNC: €4,611 million with the following maturities:**

| (in € million) | 12.31.2006 | Maturing in less than one year | Maturing in one to five years | Maturing in more than five years | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|
| Confirmed lines of credit | 4,611.0 | 15.0 | 2,309.0 | 2,287.0 | 4,611.0 | 4,775.0 |

Confirmed lines of credit include the syndicated revolving credit facility of €2,750 million secured in March 2005.

This credit facility has a 5-year term and two options for extending the maturity. Upon the initial request, €2,287 million was extended to March 2012, and €268 million to March 2011. The March 2010 maturity is retained for €195 million.

**CONFIRMED LINES OF CREDIT: €419.9 million with the following maturities:**

| (in € million) | 12.31.2006 | Maturing in less than one year | Maturing in one to five years | Maturing in more than five years | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|
| Redcats [1] | 197.6 | 140.7 | 56.9 | | 283.8 | 128.5 |
| Gucci Group NV [2] | 222.3 | 113.8 | 108.5 | | 210.8 | 516.5 |
| | 419.9 | 254.5 | 165.4 | | 494.6 | 645.0 |

*(1) Redcats: of which US$75 million (€56.9 million) and 1,272 million in Swedish krona (€140.7 million).*
*(2) Gucci Group NV: including CHF150 million (€93.3 million), JPY17,850 million (€113.8 million) and US$20 million (€15.2 million).*

The Group's confirmed lines of credit are subject to the standard commitment and default clauses customarily included in this type of agreement: pari passu, negative pledge and cross default.

PPR and PPR Finance SNC confirmed lines of credit comprise a default clause (early repayment) in the event of failure to satisfy the following financial covenant: Consolidated net financial indebtedness/ Consolidated EBITDA less than or equal to 3.75.

The Group was in compliance with all these clauses as of December 31, 2006 and there is no likely risk of default.

# NOTE 30. EXPOSURE TO FOREIGN EXCHANGE, INTEREST RATE AND EQUITY RISK

The Group uses derivative financial instruments to manage its exposure to market risks.

The following derivative financial instruments were used by the Group as of December 31, 2006.

## 30.1. Exposure to interest rate risk

In order to manage interest rate risk on financial assets and liabilities, and particularly borrowings, the PPR Group uses instruments with the following outstanding notional amounts:

| [illegible] | 12.31.2006 | Y+1 | Y+2 | Y+3 | Y+4 | Y+5 | Beyond | 12.31.2005 |
|---|---|---|---|---|---|---|---|---|
| Swaps: fixed rate lender | 1,869.8 | 719.5 | 0.3 | 500.0 | | 650.0 | | 2,311.7 |
| Swaps: fixed rate borrower | 118.8 | 69.1 | 49.7 | | | | | 306.9 |
| Purchase of collars | | | | | | | | 42.4 |
| Purchase of caps | 975.0 | 725.0 | 250.0 | | | | | 1,025.0 |
| Other interest rate instruments (1) | 58.7 | 6.1 | | | 52.6 | | | 58.7 |
| **Total** | **3,022.3** | **1,519.7** | **300.0** | **500.0** | **52.6** | **650.0** | | **3,744.7** |

*(1) Including floating/floating rate swaps.*

As part of the Group's strategy to hedge interest rate exposure, these instruments are designed to:

- convert fixed-rate bonds into floating-rate debt: the Group entered into interest rate swaps as a fixed-rate lender in the amount of €1,150.0 million to hedge PPR bond issues;
- convert fixed-rate negotiable debt securities, loans and credit-line draw-downs to floating rates: the Group entered into interest rate swaps as a fixed-rate lender in the amount of €561.7 million;
- set the rate of floating-rate borrowings: the Group entered into interest rate swaps as a fixed-rate borrower in the amount of €109.9 million;
- manage interest-rate risk on borrowings via option transactions: the Group entered into swaps in the amount of €975.0 million.

On behalf of Finaref, prior to its disposal, PPR entered into interest rate swaps representing an outstanding nominal amount of only €11.9 million as of December 31, 2006, compared with €41.3 million as of December 31, 2005. These swaps were symmetrically hedged with leading bank counterparties.

Pursuant to application of IAS 39, these financial instruments were analysed with respect to hedge accounting eligibility criteria.

As of December 31, 2006, documented and non-documented financial instruments were as follows:

| [illegible] | 12.31.2006 | Fair value hedge | Cash flow hedge | Hedge relationship not documented |
|---|---|---|---|---|
| Swaps: fixed rate lender | 1,869.8 | 1,150.0 | | 719.8 |
| Swaps: fixed rate borrower | 118.8 | | 109.9 | 8.9 |
| Purchase of collars | | | | |
| Purchase of caps | 975.0 | | | 975.0 |
| Other interest rate instruments | 58.7 | | | 58.7 |
| **Total** | **3,022.3** | **1,150.0** | **109.9** | **1,762.4** |

These interest rate derivative instruments are recognised in the balance sheet at their year-end market value.

The accounting treatment of fair value movements depends on the purpose of the derivative instrument and the resulting accounting classification.

In the case of interest rate derivative instruments designated as fair value hedges, fair value movements are recognised in net income of the period, offsetting in full or in part the revaluation of the hedged debt.

The ineffective portion of the fair value hedge impacts finance costs for the period.

As of December 31, 2006, fair value hedges concerned fixed-rate bonds issued by the Group in July 2003 and March 2004 and hedged by interest rate swaps in the nominal amount of €500 million and €650 million, respectively.

In the case of interest rate derivative instruments designated as cash flow hedges, the effective portion of the fair value movement is initially recognised in equity and reclassified in net income when the hedged position affects net income.

The ineffective portion of the fair value hedge impacts finance costs for the period.

As of December 31, 2006, cash flow hedges concern borrowings issued in Japanese yen and hedged in the amount of JPY17.25 billion (€109.9 million).

Fair value movements in respect of non-documented derivative instruments are recognised directly in net income, with an impact on finance costs for the period.

As of December 31, 2006, these derivative instruments that did not qualify for hedge accounting under IAS 39 criteria primarily comprised optional instruments in the form of caps and collars, negotiated to hedge revolving floating-rate financing.

**Before management**, the Group's exposure to interest rate risk is presented below, with a distinction made between the following:

- fixed-rate financial assets and liabilities, exposed to a price risk before management:

| (in € millions) | 12.31.2006 | 2006 maturities: Less than one year | One to five years | More than five years | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|
| **Fixed-rate financial assets** | **317.4** | **294.1** | **9.7** | **13.6** | **673.5** | **3,247.1** |
| Bonds | 2,269.7 | 151.5 | 1,531.9 | 586.3 | 3,069.2 | 3,514.6 |
| Commercial paper | 585.7 | 585.7 | | | 859.2 | 938.0 |
| Other borrowings | 209.0 | 154.1 | 53.8 | 1.1 | 506.9 | 716.7 |
| **Fixed-rate financial liabilities** | **3,064.4** | **891.3** | **1,585.7** | **587.4** | **4,435.3** | **5,169.3** |

- floating-rate financial assets and liabilities exposed to a cash flow risk before management:

| (in € millions) | 12.31.2006 | 2006 maturities: Less than one year | One to five years | More than five years | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|
| **Floating-rate financial assets** | **1,358.0** | **1,344.4** | **0.9** | **12.7** | **2,067.2** | **2,160.2** |
| Bonds | 399.9 | 399.9 | | | 399.7 | 506.7 |
| Commercial paper | 225.5 | 225.5 | | | 166.0 | 372.3 |
| Other borrowings | 1,751.3 | 783.7 | 711.6 | 256.0 | 1,878.7 | 3,384.2 |
| **Floating-rate financial liabilities** | **2,376.7** | **1,409.1** | **711.6** | **256.0** | **2,444.4** | **4,263.2** |

**After management**, and taking into account the above hedging transactions, the Group's exposure to interest rate risk is presented below, with a distinction made between the following:

- fixed-rate financial assets and liabilities exposed to a price risk after management:

| (in € millions) | 12.31.2006 | 2006 maturities: Less than one year | One to five years | More than five years | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|
| **Fixed-rate financial assets** | **317.4** | **294.1** | **9.7** | **13.6** | **673.5** | **3,247.1** |
| Bonds | 993.3 | 2.3 | 404.7 | 586.3 | 2,665.5 | 1,560.5 |
| Commercial paper | 674.0 | 674.0 | | | 246.6 | 66.0 |
| Other borrowings | 643.9 | 289.7 | 353.1 | 1.1 | 580.9 | 1,548.0 |
| **Fixed-rate financial liabilities** | **2,311.2** | **966.0** | **757.8** | **587.4** | **3,493.0** | **3,174.5** |

- floating-rate financial assets and liabilities exposed to a cash flow risk after management:

| (in € million) | 12.31.2006 | 2006 maturities: Less than one year | One to five years | More than five years | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|
| **Floating-rate financial assets** | **1,358.0** | **1,344.4** | **0.9** | **12.7** | **2,067.2** | **2,160.2** |
| Bonds | 1,676.3 | 549.1 | 1,127.2 | | 803.4 | 2,460.8 |
| Commercial paper | 137.2 | 137.2 | | | 778.6 | 1,244.3 |
| Other borrowings | 1,316.4 | 648.1 | 412.3 | 256.0 | 1,804.7 | 2,552.9 |
| **Floating-rate financial liabilities** | **3,129.9** | **1,334.4** | **1,539.5** | **256.0** | **3,386.7** | **6,258.0** |

Financial assets and liabilities consist of interest-bearing balance sheet items.

Given this breakdown between fixed-rate and floating-rate assets and liabilities after the impact of derivative instruments, a 1% increase or decrease in interest rates would have a full-year impact of €24.6 million on Group consolidated net income before tax, excluding fair value adjustments in respect of derivative instruments not qualifying for hedge accounting.

Based on year-end market data, interest rate instruments not qualifying for hedge accounting would have a negative impact on finance costs of €0.4 million in the event of a 1% decrease in interest rates and a positive impact of €7.5 million in the event of a 1% increase in interest rates.

The breakdown of gross debt by type of rate before and after hedging transactions is as follows:

| (in € million) | 12.31.2006 | Before hedging: Fixed rate | Before hedging: Floating rate | After hedging: Fixed rate | After hedging: Floating rate |
|---|---|---|---|---|---|
| **Gross debt** | **5 441.1** | **3,064.4** | **2,376.7** | **2,311.2** | **3,129.9** |
| % | | 56.3% | 43.7% | 42.5% | 57.5% |

| (in € million) | 12.31.2005 | Before hedging: Fixed rate | Before hedging: Floating rate | After hedging: Fixed rate | After hedging: Floating rate |
|---|---|---|---|---|---|
| **Gross debt** | **6,879.7** | **4,435.3** | **2,444.4** | **3,493.0** | **3,386.7** |
| % | | 64.5% | 35.5% | 50.8% | 49.2% |

| (in € million) | 12.31.2004 | Before hedging: Fixed rate | Before hedging: Floating rate | After hedging: Fixed rate | After hedging: Floating rate |
|---|---|---|---|---|---|
| **Gross debt** | **9,432.5** | **5,169.3** | **4,263.2** | **3,174.5** | **6,258.0** |
| % | | 54.8% | 45.2% | 33.7% | 66.3% |

## 30.2. Exposure to foreign exchange risk

PPR Group uses instruments with the following outstanding notional amounts to manage foreign exchange risk:

| (in € million) | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Currency forwards and currency swaps | (1,255.4) | (1,058.3) |
| Currency options - tunnels | (253.3) | (454.3) |
| Purchased currency options | 257.3 | 168.7 |
| Sold currency options | (7.4) | (8.5) |
| **Total** | **(1,258.8)** | **(1,352.4)** |

The Group primarily uses forward currency contracts and/or currency swaps to hedge commercial import/export risks and to hedge the financial risks stemming in particular from inter-company refinancing transactions in foreign currencies.

The Group can also be required to implement simple options strategies (purchase of options or tunnels) to hedge future exposures.

Pursuant to application of IAS 39, these financial instruments were analysed with respect to hedge accounting eligibility criteria.

As of December 31, 2006, documented and non-documented financial instruments were as follows:

| (in € millions) | 12.31.2006 | CHF | EUR | GBP | HKD | HRK |
|---|---|---|---|---|---|---|
| **Cash flow hedge** | | | | | | |
| Forward purchases & forward purchase swaps | 486.8 | | 25.2 | 5.8 | 28.9 | |
| Forward sales & forward sale swaps | (940.4) | (24.4) | (22.7) | (213.6) | (75.1) | |
| Currency options - purchases of export tunnels | (253.3) | | | | | |
| **Fair value hedge** | | | | | | |
| Forward purchases & forward purchase swaps | 199.8 | 11.3 | 0.7 | 8.0 | 5.2 | |
| Forward sales & forward sale swaps | (609.3) | (135.0) | (11.1) | (98.0) | (15.4) | |
| **Not documented** | | | | | | |
| Forward purchases & forward purchase swaps | 62.0 | 0.1 | 8.5 | 1.3 | 3.5 | |
| Forward sales & forward sale swaps | (454.3) | (11.7) | (7.3) | (45.2) | (0.1) | (32.5) |
| Currency options - purchases | 257.3 | 7.9 | 0.8 | 32.5 | 8.7 | |
| Currency options - sales | (7.4) | | | (1.7) | | |
| **Maturity** | | | | | | |
| **Less than one year** | | | | | | |
| Forward purchases & forward purchase swaps | 747.5 | 11.4 | 34.2 | 15.1 | 36.7 | |
| Forward sales & forward sale swaps | (1,993.6) | (169.8) | (41.1) | (349.1) | (90.6) | (32.5) |
| Currency options - purchases of export tunnels | (232.3) | | | | | |
| Currency options - purchases | 247.9 | 7.9 | 0.8 | 32.5 | 8.7 | |
| Currency options - sales | (7.4) | | | (1.7) | | |
| **More than one year** | | | | | | |
| Forward purchases & forward purchase swaps | 1.1 | | 0.2 | | 0.9 | |
| Forward sales & forward sale swaps | (10.4) | (1.3) | | (7.7) | | |
| Currency options - purchases of export tunnels | (21.0) | | | | | |
| Currency options - purchases | 9.4 | | | | | |
| Currency options - sales | | | | | | |

Foreign exchange derivative instruments are recognised in the balance sheet at their year-end market value.

Derivatives qualifying as cash flow hedges are used to hedge highly probable future flows (not yet recognised) based on a budget for the current budget period (season or catalogue, quarter, half-year, etc.) or certain future flows not yet recognised (firm orders).

Derivatives qualifying as fair value hedges are used to hedge items recognised in the Group balance sheet at the year-end or certain future flows not yet recognised (firm orders). These hedges mainly concern the Luxury Goods Division in the case of balance sheet items and certain Retail Division brands in the case of firm commitments.

Certain foreign exchange derivatives managed for hedging purposes are not documented in connection with IAS 39 hedge accounting and, as such, are recorded as derivative instruments, with movements in their fair value impacting finance costs.

These derivatives mainly hedge balance sheet items and future flows which do not satisfy the "highly probable" criteria required by IAS 39.

Based on year-end market data, foreign exchange instruments not qualifying for hedge accounting would have an impact of €0.1 million on finance costs in the event of a 1% change in foreign exchange rates.

As of December 31, 2006, the exposure to foreign exchange risk on the balance sheet is as follows:

| (in € millions) | 12.31.2006 | CHF | EUR | GBP | HKD | HRK |
|---|---|---|---|---|---|---|
| Money market assets | 1,397.9 | 185.8 | 12.3 | 153.0 | 20.5 | 32.2 |
| Money market liabilities | (993.9) | (127.8) | (32.2) | (163.2) | (8.7) | |
| **Group exposure in the balance sheet (before hedging)** | **404.0** | **58.0** | **(19.9)** | **(10.2)** | **11.8** | **32.2** |
| **Group exposure in the balance sheet (after hedging)** | **(328.0)** | **(77.3)** | **(23.6)** | **(104.0)** | **5.0** | **0.1** |

Monetary assets comprise loans and receivables, bank balances, investments and cash equivalents with a maturity of less than three months at the acquisition date.

Monetary liabilities comprise borrowings, operating payables and other payables.

| | JPY | KRW | NOK | PLN | SEK | TWD | USD | Other | 12.31.2005 |
|---|---|---|---|---|---|---|---|---|---|
| | 22.1 | | 0.9 | | | | 403.2 | 0.7 | 772.8 |
| | | (17.0) | (42.8) | | (21.5) | (27.3) | (476.4) | (19.6) | (1 243.6) |
| | (253.3) | | | | | | | | (454.3) |
| | 104.4 | 1.9 | | | | 1.5 | 63.6 | 3.2 | 180.8 |
| | (54.5) | (3.5) | | | | (3.4) | (269.4) | (19.0) | (738.9) |
| | 0.2 | | | | | | 47.8 | 0.6 | 132.2 |
| | | | (15.5) | (20.4) | | | (312.3) | (9.3) | (161.8) |
| | | | 12.2 | | 7.7 | | 187.5 | | 168.7 |
| | | | (2.4) | | | | (3.3) | | (8.5) |
| | 126.7 | 1.9 | 0.9 | | | 1.5 | 514.6 | 4.5 | 1,083.6 |
| | (54.5) | (20.5) | (58.3) | (20.4) | (20.1) | (30.7) | (1, 058.1) | (47.9) | (2,129.4) |
| | (232.3) | | | | | | | | (395.5) |
| | | | 9.3 | | 7.7 | | 181.0 | | 162.6 |
| | | | (2.4) | | | | (3.3) | | (8.5) |
| | | | | | | | | | 2.2 |
| | | | | | (1.4) | | | | (14.7) |
| | (21.0) | | | | | | | | (58.8) |
| | | | 2.9 | | | | 6.5 | | 6.1 |

| | JPY | KRW | NOK | PLN | SEK | TWD | USD | Other | 12.31.2005 | 12.31.2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| | 58.0 | 3.5 | 1.4 | 20.2 | 6.1 | 11.5 | 829.9 | 63.5 | 1,272.7 | 510.0 |
| | (403.5) | (1.9) | (0.2) | | (14.7) | (4.4) | (225.0) | (12.3) | (1,002.7) | (800.1) |
| | **(345.5)** | **1.6** | **1.2** | **20.2** | **(8.6)** | **7.1** | **604.9** | **51.2** | **270.0** | **(290.1)** |
| | **(295.7)** | | **1.2** | | **(8.5)** | **5.2** | **133.9** | **35.7** | **(335.9)** | **(418.3)** |

### 30.3. Exposure to equity risk

In the normal course of its business, PPR only enters into transactions involving shares in consolidated companies or shares issued by PPR.

Shares held in connection with non-consolidated investments represent a low exposure risk for the Group and are not hedged.

As of December 31, 2006, no equity risk hedging transaction had been recognised as a derivative instrument pursuant to the application of IAS 39.

### 30.4. Other market risks – Credit risk

The Group uses derivative instruments solely to reduce its overall exposure to foreign exchange, interest rate and equity risk arising in the normal course of business. All transactions involving derivatives are carried out on organised markets or over the counter with leading firms and do not carry any counterparty risk.

The Group has a large number of customers in a wide range of business segments and is therefore not exposed to any concentration of credit risk on its receivables. Generally, the Group considers that it is not exposed to any specific credit risk.

### 30.5. Derivative instruments at market value

As of December 31, 2006, and in accordance with IAS 39, the market value of derivative financial instruments is recognised in balance sheet assets under the headings "Non-current financial assets" and "Other current financial assets" and in balance sheet liabilities under the headings "Other non-current financial liabilities and "Other current financial liabilities".

The fair value of derivatives hedging interest rate risks is recognised in non-current or current assets or liabilities depending on the maturity of the underlying debt to which they are allocated.

The fair value of foreign exchange derivatives is recognised in other current financial assets or liabilities.

| [illegible] | 12.31.2006 | Interest rate risk | Foreign exchange risk | Other market risks | 12.31.2005 | 01.01.2005 |
|---|---|---|---|---|---|---|
| **Derivative assets** | **98.9** | **44.7** | **54.2** | | **113.8** | **200.4** |
| **Non-current** | **27.1** | **27.1** | | | **65.3** | **69.1** |
| At fair value through the Income Statement | 0.5 | 0.5 | | | 0.7 | 4.0 |
| Cash flow hedges | | | | | | |
| Fair value hedges | 26.6 | 26.6 | | | 64.6 | 65.1 |
| **Current** | **71.8** | **17.6** | **54.2** | | **48.5** | **131.3** |
| At fair value through the Income Statement | 24.7 | 17.6 | 7.1 | | 20.4 | 46.6 |
| Cash flow hedges | 43.0 | | 43.0 | | 25.1 | 58.9 |
| Fair value hedges | 4.1 | | 4.1 | | 3.0 | 25.7 |
| **Derivative liabilities** | **39.6** | **11.7** | **27.9** | | **15.7** | **90.9** |
| **Non-current** | | | | | **1.8** | **2.0** |
| Derivative liabilities - at fair value through the Income Statement | | | | | 1.8 | 2.0 |
| Derivative liabilities - cash flow hedges | | | | | | |
| Derivative liabilities - fair value hedges | | | | | | |
| **Current** | **39.6** | **11.7** | **27.9** | | **13.9** | **88.9** |
| Derivative liabilities - at fair value through the Income Statement | 12.5 | 11.7 | 0.8 | | 9.9 | 39.4 |
| Derivative liabilities - cash flow hedges | 20.1 | | 20.1 | | 0.8 | 44.7 |
| Derivative liabilities - fair value hedges | 7.0 | | 7.0 | | 3.2 | 4.8 |
| **Total** | **59.3** | **33.0** | **26.3** | | **98.1** | **109.5** |

Derivatives qualifying for fair value hedge accounting mainly hedge long-term debt issued in the form of bonds and are presented in balance sheet assets in the amount of €26.6 million as of December 31, 2006 and €65.5 million as of December 31, 2005.

The effective portion of derivatives hedging future cash flows is recorded by offsetting against shareholders' equity.

Based on year-end data, movements in the cash flow hedge reserve during 2006 were as follows:

| [illegible] | Attributable to equity holders of the parent |
|---|---|
| **Cash flow reserve as of December 31. 2005** | **4.9** |
| Transfer from the cash flow reserve to the Income Statement | 33.7 |
| Fair value movements | (5.5) |
| **Cash flow reserve as of December 31. 2006** | **33.1** |

These amounts are presented before deferred tax.

## NOTE 31. NET FINANCIAL INDEBTEDNESS

Group net financial indebtedness breaks down as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|
| Gross borrowings excluding the financing of customer loans | 5,043.4 | 6,463.1 | 9,133.4 | 9,013.4 |
| Fair value hedging derivative instruments (interest rate) | (26.6) | (65.5) | (86.8) | |
| Cash and cash equivalents | (1,555.6) | (1,813.2) | (3,862.8) | (4,288.1) |
| **Net financial indebtedness** | **3,461.2** | **4,584.4** | **5,183.8** | **4,725.3** |

As of December 31, 2004, "Cash and cash equivalents" includes short-term receivables on divestments of €2,181.8 million (Note 25).

# NOTE 32. MARKET VALUE OF FINANCIAL INSTRUMENTS

The market values of most of the Group's financial instruments are based on estimates, except for investments in non-consolidated listed companies, marketable securities and listed bonds, which are recorded on the basis of their last known price as of December 31, 2006.

| (in € millions) | 12.31.2006 | | 12.31.2005 | | 12.31.2004 | |
|---|---|---|---|---|---|---|
| | Net carrying amount | Market value | Net carrying amount | Market value | Net carrying amount | Market value |
| **Assets** | | | | | | |
| Non-current financial assets - available for sale | 37.8 | 37.8 | 40.7 | 40.7 | 73.6 | 73.6 |
| Non-current financial assets - amortised cost | 151.1 | 151.1 | 134.8 | 134.8 | 167.6 | 167.6 |
| Non-current financial assets - derivative assets | 27.1 | 27.1 | 65.3 | 65.3 | | |
| Other current financial assets - derivative assets | 71.8 | 71.8 | 48.5 | 48.5 | | |
| Cash and cash equivalents | 1,555.6 | 1,555.6 | 1,813.2 | 1,813.2 | 4,288.1 | 4,219.1 |
| **Liabilities** | | | | | | |
| Convertible bonds | 149.2 | 150.6 | 1,201.3 | 1,426.9 | 1,228.7 | 1,337.0 |
| Other bonds | 2,520.4 | 2,559.2 | 2,267.6 | 2,345.8 | 2,792.6 | 2,883.1 |
| Other bank borrowings | 675.8 | 675.8 | 1,135.5 | 1,137.3 | 876.0 | 880.4 |
| Confirmed lines of credit | 257.8 | 257.8 | 192.5 | 192.5 | 2,201.9 | 2,201.9 |
| Draw downs on unconfirmed lines of credit | 113.3 | 113.3 | 90.9 | 90.9 | 136.2 | 136.2 |
| Commercial paper | 811.2 | 811.2 | 1,025.2 | 1,025.2 | 1,310.3 | 1,310.3 |
| Obligations under finance leases | 136.6 | 136.6 | 178.4 | 178.4 | 196.7 | 196.7 |
| Employee profit-sharing | 43.6 | 43.6 | 46.9 | 46.9 | 39.2 | 39.2 |
| Bank overdrafts | 339.8 | 339.8 | 472.9 | 472.9 | 243.4 | 243.4 |
| Other borrowings | 393.4 | 393.4 | 268.5 | 268.5 | 407.5 | 407.5 |
| Other non-current financial liabilities - derivative liabilities | | | 1.8 | 1.8 | | |
| Other current financial liabilities - derivative liabilities | 39.6 | 39.6 | 13.9 | 13.9 | | |

The following methods were used:

- **Financial instruments other than derivatives recorded in balance sheet assets**

Net carrying amounts are based on reasonable estimates of market value, with the exception of listed marketable securities and investments in non-consolidated companies, whose market value was determined based on the last known stock market price as of December 31, 2006 for the securities listed. Non-current financial assets are described in Note 21.

- **Financial instruments other than derivatives recorded in balance sheet liabilities**

The market value of listed bonds was determined on the basis of the last stock market price at the balance sheet date.

For other borrowings, the market value was calculated using other valuation methods, such as discounted cash flow, taking into account the Group's credit risk and interest rate conditions at the balance sheet date.

- **Derivative financial instruments**

The market value was provided by the financial institutions involved in the transactions or calculated using standard valuation methods that incorporate market conditions at the balance sheet date.

# NOTE 33. CASH FLOW STATEMENT

Cash and cash equivalents, net of bank overdrafts, is €1,215.8 million as of December 31, 2006 and corresponds to the amount of cash and cash equivalents presented in the cash flow statement.

| [illegible] | 12.31.2006 | 12.31.2005 | 01.01.2005 | 12.31.2004 |
|---|---|---|---|---|
| **Cash and cash equivalents per the balance sheet** | **1,555.6** | **1,813.2** | **3,862.8** | **4,288.1** |
| Bank overdrafts | (339.8) | (472.9) | (255.4) | (243.4) |
| **Cash and cash equivalents per the cash flow statement** | **1,215.8** | **1,340.3** | **3,607.4** | **4,044.7** |

As of December 31, 2004, "Cash and cash equivalents" includes short-term receivables on divestments of €2,181.8 million (Note 25).

## 33.1. Cash from operating activities

Cash flow from operating activities breaks down as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| **Net income from continuing operations** | **726.7** | **574.7** | **563.8** |
| Net recurring charges to depreciation, amortisation and provisions on non-current operating assets | 355.5 | 348.2 | 364.4 |
| Calculated charges on share options and equivalent | 4.7 | 4.5 | 6.7 |
| Impairment losses on non-current operating assets | 29.5 | 57.7 | 147.5 |
| Net proceeds on asset disposals, net of tax | (142.0) | (75.9) | (221.6) |
| Net proceeds on treasury shares | 0.0 | 0.0 | 8.5 |
| Income/(expenses) in respect of fair value movements | 62.1 | 30.5 | 0.0 |
| Deferred tax | (2.8) | (55.5) | 92.1 |
| Share in earnings of associates | (2.2) | (3.4) | (14.4) |
| Dividends received from associates | 1.8 | 5.4 | 4.5 |
| Other non-cash income and expenses | 79.9 | 14.6 | 2.8 |
| **Cash flow from operating operations** | **1,113.2** | **900.8** | **954.3** |

## 33.2. Acquisitions and disposals of property, plant and equipment and intangible assets

Net purchases of property, plant and equipment and intangible assets break down as follows:

| [illegible] | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| Retail Division | (208.2) | (196.4) | (204.2) |
| Luxury Goods Division | (150.2) | (112.8) | (135.5) |
| Holding companies and other | 16.0 | (2.9) | (3.7) |
| **Total** | **(342.4)** | **(312.1)** | **(343.4)** |

Purchases of property, plant and equipment under finance leases totalled €3.0 million in 2006 (€3.0 million in 2005 and €6.3 million in 2004).

### 33.3. Acquisitions and disposals of subsidiaries

| (in € millions) | 12.31.2006 | 12.31.2005 | 12.31.2004 |
|---|---|---|---|
| Acquisitions of subsidiaries, net of cash acquired | (295.1) | (68.6) | (2,688.0) |
| Proceeds from disposals of subsidiaries, net of cash transferred | 168.6 | 3.1 | 2,305.5 |
| **Total** | **(126.5)** | **(65.5)** | **(382.5)** |

For 2006, subsidiary acquisitions primarily concern *The Sportsman's Guide* and the minority interests of Sodice Expansion (Note 4). Disposals essentially comprise Printemps and Orcanta (Note 4) less tax payments on the capital gains arising from the disposals of Rexel, Finaref and Facet.

For 2005, subsidiary acquisitions primarily concern minority interests in certain Group companies. Disposals mainly concerned the sale of the Group's remaining interest in Facet for €87.2 million, the sale of MobilePlanet for €2.1 million and tax payments on the capital gains and expenses arising from the 2004 disposals.

### 33.4. Treasury share transactions

For 2006, the impact of acquisitions or disposals of treasury shares represents:

- the net acquisition of 244,548 PPR treasury shares for €16.5 million;
- the purchase of 2,635,911 PPR share purchase options in order to hedge employee stock option plans (1,480,000 options) and 05/03-01/081 2.5% PPR OCEANE bonds (1,155,911 options) for €17.2 million in premiums;
- the cost of the partial hedge (4,155,911 shares) of the 05/03-01/081 2.5% PPR OCEANE bonds for €31.8 million.

### 33.5. Debt issues and redemptions

Debt issues primarily concern the €300 million contribution, on June 7, 2006, to the bond tranche maturing on January 29, 2013 and bearing interest at 4%.

Debt redemptions primarily include:

- the February 6, 2006 redemption of the €125.0 million borrowing issued on February 6, 2004;
- the early redemption, in October 2006, of the 05/03-01/081 2.5% PPR OCEANE bonds for €1,079.5 million;
- the redemption of various medium and long-term borrowings contracted by PPR Finance SNC for €302.5 million.

## NOTE 34. CONTINGENT LIABILITIES, CONTRACTUAL COMMITMENTS NOT RECOGNISED AND RISKS

### 34.1. Mandatory withdrawal of Gucci shares

Following the delisting of Gucci shares from the New York Stock Exchange on June 14, 2004 and on July 1, 2004 from the Amsterdam Euronext, the Group initiated, with the competent Dutch courts, a mandatory withdrawal process covering the Gucci ordinary shares that it did not hold following the April 2004 takeover bid. Accordingly, as of December 31, 2006, the Group valued its maximum commitment at €45 million.

## 34.2. Commitments given and received following asset disposals

The vendor warranties given on the sale of Guilbert, Pinault Bois & Matériaux, Rexel, Orcanta and France Printemps are as follows:

| Disposals | Vendor warranties |
|---|---|
| **May 2003** | |
| Sale of Guilbert "Contract" to Office Depot | Standard 2-year asset warranties. which expired in April 2005, except for tax-related warranties granted for a period equal to the legal time limits. |
| **June 2003** | |
| Sale of Pinault Bois & Matériaux to Wolseley | The warranties granted by Saprodis on the sale of Pinault Bois & Matériaux to Wolseley in June 2003 have expired.<br>However, one specific warranty for certain damages relating to the environment, health and safety are still in effect. This warranty will expire on July 7, 2017 and is capped at €100 million and €50 million, respectively, for all claims presented after July 7, 2008. As of today, this warranty has not been triggered. |
| **December 2004** | |
| Sale of Rexel | On December 10, 2004, the Group signed a definitive agreement with the consortium comprising Clayton, Dubilier & Rice, Eurazeo and Merrill Lynch Global Private Equity ("Ray Consortium") for the sale of its 73.45% interest in Rexel.<br>Limited vendor warranties excluding from their scope property, intellectual property, supplier relations and the environment were granted to the purchasing consortium. These warranties are capped at €50 million. |
| **July 2006** | |
| Sale of Orcanta | On July 21, 2006, Discodis sold its entire interest in Rouafi to Chantelle.<br>Discodis granted standard vendor warranties, expiring on February 28, 2008 (excluding warranties related to tax, social security and customs claims as well as any claims relating to violation of anti-trust and tariff transparency rules) and capped at €5 million, in addition to assuming certain litigation currently underway relating to the sale and indemnification of the buyer in the event of early termination of certain commercial leases. |
| **August 2006** | |
| Sale of France Printemps | On August 2, 2006, PPR signed an agreement on the sale of Printemps shares to RREEF Global Opportunities Fund in partnership with the Borletti Group which took place in two phases (sale of the 51% majority interest completed by October 31, 2007 and the sale of the remaining interest in 2007).<br>PPR granted standard vendor warranties, with warranties covering tax-related claims expiring on December 31, 2009, and all other warranties relating to other claims expiring on March 31, 2008. The maximum indemnification is capped at €65 million except for certain warranties relating notably to real estate, which are subject to a minimum of €250,000 per individual claim and are only indemnified when all eligible individual claims exceed €2 million, in the amount of the excess. |

Excluding the vendor warranties described above, vendor warranty agreements with standard terms were set up for the purchasers of the other companies sold by the Group.

## 34.3. Other commitments given

### 34.3.1. Contractual obligations

The table below shows all the Group's contractual commitments and obligations, excluding employee benefit obligations presented in the preceding notes.

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| [illegible] | Less than one year | One to five years | More than five years | 12.31.2006 | 12.31.2005 |
| Long-term borrowings (note 29) | - | 2,297.3 | 843.4 | 3,140.7 | 4,398.9 |
| Operating lease agreements | 393.6 | 1,087.1 | 1,145.6 | 2,626.3 | 2,282.0 |
| Binding purchase obligations | 211.3 | 2.0 | - | 213.3 | 205.0 |
| **Total commitments given** | **604.9** | **3,386.4** | **1,989.0** | **5,980.3** | **6,885.9** |
| **Total commitments received** | | | | | |

### *Operating lease agreements*

The amount of contractual obligations presented on the line "Operating lease agreements" represents minimum future lease payments under operating lease agreements for the period in which they cannot be cancelled by the lessee. These mainly include rental payments which cannot be cancelled in respect of stores, logistic hubs and other buildings (head offices and administrative offices).

As of December 31, 2006, total minimum future lease payments which the Group expects to receive under non-cancellable sub-lease agreements total €2.9 million (€9.5 million as of December 31, 2005).

The 2006 rental charge in respect of minimum lease payments is €361.0 million (€365.0 million in 2005) and the charge for contingent payments is €196.5 million (€173.7 million in 2005), based on actual sales.

Sub-lease revenue totalled €1.7 million in 2006 (€4.4 million in 2005).

### *Finance leases*

The present value of future minimum lease payments included in "Borrowings" and relating to capitalised assets satisfying the finance lease definition in accordance with IAS 17 is as follows:

| (in € million) | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Less than one year | 37.7 | 46.8 |
| Maturing in one to five years | 72.0 | 115.6 |
| Maturing in more than five years | 109.1 | 92.0 |
| | **218.8** | **254.4** |
| Finance costs included | (82.1) | (76.0) |
| **Present value of minimum lease payments** | **136.7** | **178.4** |

As of December 31, 2006, total minimum future lease payments which the Group expects to receive under non-cancellable sub-lease agreements total €19.6 million (€21.0 million as of December 31, 2005).

## 34.3.2. Other commitments

Other commitments break down as follows:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| (in € million) | Less than one year | One to five years | More than five years | 12.31.2006 | 12.31.2005 |
| Confirmed lines of credit (Note 29) | 269.5 | 2,474.4 | 2,287.0 | 5,030.9 | 5,105.6 |
| Letters of credit | 9.2 | 0.1 | 10.5 | 19.8 | 6.7 |
| Other guarantees received | 9.8 | 2.3 | 8.9 | 21.0 | 20.9 |
| **Total commitments received** | **288.5** | **2,476.8** | **2,306.4** | **5,071.7** | **5,133.2** |
| Guarantees given to banks ensuring cash pooling | 17.1 | 0.1 | 11.1 | 28.3 | 46.9 |
| Rent guarantees, property guarantees | 100.8 | 3.0 | 8.6 | 112.4 | 109.4 |
| Guarantees on lease agreements | 1.4 | 3.3 | 0.1 | 4.8 | 10.4 |
| Other commitments (o/w customs warranties) | 97.1 | 19.6 | 57.9 | 174.6 | 176.9 |
| **Total commitments given** | **216.4** | **26.0** | **77.7** | **320.1** | **343.6** |

Other commitments mainly comprise customs warranties and operating guarantees.

Other guarantees received mainly comprise documentary credits.

### 34.3.3. Guarantees and other collateral

Guarantees and other collateral granted by the Group break down as follows:

| [illegible] | Pledge start date | Pledge expiry date | Amount of the asset pledged 12.31.2006 | Balance sheet total (NCA) | Corresponding % | Amount of the asset pledged 12.31.2005 |
|---|---|---|---|---|---|---|
| Intangible assets | | | - | 6,602.7 | 0.0% | |
| Property. plant and equipment | 10.13.2003 | 03.30.2016 | 260.3 | 1,900.6 | 13.7% | 258.5 |
| Non-current financial assets | | | - | 216.0 | 0.0% | |
| **Total non-current assets pledged as collateral** | | | **260.3** | **8,719.3** | **3.0%** | **258.5** |

### 34.3.4. Other commitments given

To the best of the Group's knowledge, there are no other significant commitments given or contingent liabilities.

## 34.4. Group dependence on patents, licenses and supply contracts

Brylane, a subsidiary of Redcats in the United States, has a trademark licence agreement for the use of the *Lane Bryant* and *Lerner* brands without the payment of royalties until October 2007. These catalogues generated revenue of €346.2 million in 2006 (€346.0 million in 2005). The transition from the brand name *Lerner* to *Metrostyle* (in-house brand) began in the fourth quarter of 2005. The process was completed at the end of 2006, and the *Lerner* brand name has now been totally replaced by *Metrostyle*. The transition from the *Lane Bryant* brand name to *Woman Within* (in-house brand), which began in the fourth quarter of 2006, was completed in October 2007.

Brylane also had an exclusive license (until 2005) for the distribution of select Brylane products included in the *Women's View*, *Smart Choice* and *Big and Tall* catalogues to individuals listed in the Sear's customer file. These catalogues realised sales of €11.6 million in 2005 (€42.9 million in 2004). The exclusive license was not renewed beyond May 31, 2005.

Aside from the two licenses referred to above, the Group is not significantly dependent on any patents, licenses or supply contracts.

## 34.5. Claims and litigation

Group companies are involved in a number of lawsuits or disputes that arise in the normal course of business, including litigation with tax, social welfare or customs authorities. Reserves for contingencies and losses have been set aside for the probable costs, as estimated by the Group's entities and their legal counsel. According to the Group's legal counsel, no litigation currently in progress is likely to have a material impact on normal or foreseeable operations or the planned development of the Group or any of its subsidiaries. Although the future consequences of claims and litigation cannot presently be foreseen, the Group believes there is no known litigation likely to have a potential material impact on the Group's assets, operating results or financial position that is not adequately covered by provisions recorded at the balance sheet date.
No individual claim is material to the Company or the Group.

To the Group's knowledge, no dispute or arbitration has had in the recent past or is likely to have in the future a significant impact on the financial position, activity or net income of the Company or the Group.

# NOTE 35. TRANSACTIONS WITH RELATED PARTIES

## 35.1. Related party controlling the Group

PPR is controlled by Artémis, which in turn is wholly owned by Société Financière Pinault. As of December 31, 2006, Artémis Group held 40.2% of PPR's capital and 55.4% of the voting rights.

The main transactions carried out between the consolidated companies of the PPR Group and Artémis in 2006 are as follows:

- payment of the 2005 dividend of €140.4 million (€130.1 million for 2004);
- payment of a fee of €6.6 million for 2006 (€6.8 million in 2005) for business development consulting services, support in connection with complex transactions, and the supply of development opportunities, new business and cost reduction initiatives. This remuneration was subject to an agreement that was reviewed and authorized by the Board of Directors.

## 35.2. Associates

In the normal course of business, the Group enters into transactions with associates on an arm's length basis.

The main transactions with associates are summarised in the following table:

| [illegible] | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Non-current receivables and loans to non-consolidated investments | | 0.9 |
| Trade receivables | 8.0 | 28.6 |
| Other current assets | | 0.5 |
| Other current liabilities | | 0.4 |
| Sales of goods and services | 21.5 | 62.0 |
| Other operating income and expenses | | 1.2 |

The change in relation to December 31, 2005 is primarily related to the acquisition of minority interests in Sodice Expansion (a company consolidated using the equity method until February 28, 2006 and subsequently fully consolidated).

## 35.3. Management compensation

The remuneration for members of the Board of Directors and the Group's Executive Committee is as follows:

| [illegible] | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Salaries and other short-term benefits | 16.5 | 26.3 |
| Other long-term benefits | 2.4 | 3.5 |
| Options and shares granted | 1.5 | 1.3 |
| **Total** | **20.4** | **31.1** |

Remuneration and other short-term benefits represent amounts paid, while other long-term benefits and option and share allocations represent amounts that were expensed.

A list of the members of the Board of Directors and Executive Committee is presented in the "Corporate Governance" section of the Reference Document.

## NOTE 36. SUBSEQUENT EVENTS

On February 25, 2007, PPR received a firm offer from Accor for the acquisition of all the share capital of Kadeos for €210 million.

PPR has accepted this offer and entered into exclusive negotiations with Accor in order to finalize the preparation of the legal documentation for the transaction, which is expected to close in or around mid-March.

This transaction will inaugurate a partnership with the Accor group in France and internationally. This means that the gift card and voucher activity will be confided to a leader of the sector. It will also ensure the long-term continuity of the Kadeos commercial agreements with all Group companies.

# NOTE 37. LIST OF CONSOLIDATED SUBSIDIARIES AS OF DECEMBER 31, 2006

The list of Group subsidiaries is as follows:

Full consolidation : F
Equity method : E

| Companies | Interest 2006 | Interest 2005 |
|---|---|---|
| **PPR** | **Parent Company** | |
| **GUCCI** | | |
| GUCCI GROUP NV (NETHERLANDS) | F 99.49 | F 99.48 |
| **France** | | |
| LUXURY GOODS FRANCE SA | F 100.00 | F 100.00 |
| GG FRANCE HOLDING SARL | F 100.00 | F 100.00 |
| GUCCI GROUP WATCHES FRANCE, SAS | F 100.00 | F 100.00 |
| YVES SAINT LAURENT SAS | F 100.00 | F 100.00 |
| BOUCHERON SAS | F 100.00 | F 100.00 |
| BOUCHERON HOLDING SA | F 100.00 | F 100.00 |
| PARFUMS ET COSMÉTIQUES INTERNATIONAL SAS | F 100.00 | F 100.00 |
| BOUCHERON PARFUMS (SAS) | F 100.00 | F 100.00 |
| C. MENDES SA | F 100.00 | F 100.00 |
| YVES SAINT LAURENT BOUTIQUE FRANCE SAS | F 100.00 | F 100.00 |
| YVES SAINT LAURENT SERVICES SAS | F 100.00 | F 100.00 |
| YSL BEAUTÉ (SAS) | F 100.00 | F 100.00 |
| ROGER & GALLET (SAS) | F 100.00 | F 100.00 |
| YSL BEAUTÉ RECHERCHE ET INDUSTRIES (SAS) | Sale | F 100.00 |
| YSL B2 | F 100.00 | Creation |
| PARFUMS DU PARC (Formely PARFUMS VAN CLEEF AND ARPELS SA) | F 100.00 | F 100.00 |
| YVES SAINT LAURENT PARFUMS LASSIGNY (SAS) | F 100.00 | F 100.00 |
| YVES SAINT LAURENT PARFUMS SAS | F 100.00 | F 100.00 |
| PARFUMS STERN (SAS) | F 100.00 | F 100.00 |
| BALENCIAGA SA | F 91.00 | F 91.00 |
| BOTTEGA VENETA FRANCE HOLDING SAS | F 86.28 | F 86.28 |
| BOTTEGA VENETA FRANCE SA | F 86.28 | F 86.28 |
| ALEXANDER MCQUEEN PARFUMS (SAS) | F 100.00 | F 100.00 |
| CLASSIC PARFUMS (SAS) | F 100.00 | F 100.00 |
| PARFUMS BALENCIAGA (EURL) | F 100.00 | F 100.00 |
| STELLA MCCARTNEY PARFUMS (SAS) | F 100.00 | F 100.00 |
| STELLA MCCARTNEY FRANCE SAS | F 50.00 | F 50.00 |
| **Germany** | | |
| GG LUXURY GOODS GMBH | F 100.00 | F 100.00 |
| YVES SAINT LAURENT GERMANY GMBH | F 100.00 | F 100.00 |
| YSL BEAUTÉ GMBH | F 100.00 | F 100.00 |
| BOTTEGA VENETA GERMANY GMBH | F 86.28 | F 86.28 |
| **Austria** | | |
| GUCCI AUSTRIA GMBH | F 100.00 | F 100.00 |
| YSL BEAUTÉ HGMBH | F 100.00 | F 100.00 |
| **Belgium** | | |
| GUCCI BELGIUM SA | F 100.00 | F 100.00 |
| LA MERIDIANA FASHION SA | F 100.00 | F 100.00 |
| YSL BEAUTÉ SA NV | F 100.00 | F 100.00 |
| YVES SAINT LAURENT BELGIUM SPRL | F 100.00 | F 100.00 |
| **Spain** | | |
| LUXURY GOODS SPAIN SL | F 100.00 | F 100.00 |
| LUXURY TIMEPIECES ESPAÑA SL | F 100.00 | F 100.00 |
| YVES SAINT LAURENT SPAIN SA | F 100.00 | F 100.00 |
| YSL BEAUTÉ SA | F 100.00 | F 100.00 |
| FILDEMA XXI S.L. | Merger | F 100.00 |
| BOTTEGA VENETA ESPANA SL | F 86.28 | F 86.28 |
| NOGA LUXE SLU | F 100.00 | Creation |
| **United Kingdom** | | |
| GUCCI LIMITED | F 100.00 | F 100.00 |
| GUCCI SERVICES LIMITED | F 100.00 | F 100.00 |
| LUXURY TIMEPIECES (UK) LTD. | F 100.00 | F 100.00 |
| YVES SAINT LAURENT UK LTD. | F 100.00 | F 100.00 |
| YSL BEAUTÉ LTD. | F 100.00 | F 100.00 |
| SERGIO ROSSI UK LIMITED | F 100.00 | F 100.00 |
| BOUCHERON UK LTD. | F 100.00 | F 100.00 |
| BOTTEGA VENETA UK CO. LIMITED | F 86.28 | F 86.28 |
| AUTUMNPAPER LIMITED | F 51.00 | F 51.00 |
| BIRDSWAN SOLUTIONS LTD. | F 51.00 | F 51.00 |
| PAINTGATE LIMITED | F 100.00 | F 100.00 |
| ALEXANDER MCQUEEN TRADING LTD. | F 51.00 | F 51.00 |
| STELLA MCCARTNEY LIMITED | F 50.00 | F 50.00 |
| JOHN FIELD LTD. | F 51.00 | F 51.00 |
| **Greece** | | |
| YSL BEAUTÉ AEBE | F 51.00 | F 51.00 |
| **Ireland** | | |
| GUCCI IRELAND LIMITED | F 100.00 | F 100.00 |
| **Italy** | | |
| GUCCIO GUCCI SPA | F 100.00 | F 100.00 |
| CAPRI GROUP SRL | F 75.00 | F 75.00 |
| GUCCI IMMOBILLARE LECCIO SRL | F 64.00 | F 64.00 |
| LUXURY GOODS ITALIA SPA | F 100.00 | F 100.00 |
| GUCCI LOGISTICA SPA | F 100.00 | F 100.00 |
| LUXURY GOODS OUTLET SRL | F 100.00 | F 100.00 |
| GUCCI VENEZIA SPA | F 51.00 | F 51.00 |
| G.F. LOGISTICA SRL | F 100.00 | F 100.00 |
| G.F. SERVICES SRL | F 100.00 | F 100.00 |
| ANFIO SPA (Formely FENDI PROFUMI SPA) | F 100.00 | F 100.00 |
| G COMMERCE EUROPE SPA (Formely FLORBATH PROFUMI DI PARMA SPA) | F 100.00 | F 100.00 |
| YSL BEAUTÉ ITALIA SPA | F 100.00 | F 100.00 |
| SERGIO ROSSI SPA | F 100.00 | F 100.00 |
| ASCOT SRL | F 100.00 | F 100.00 |
| B.V ITALIA SRL | F 86.28 | F 86.28 |
| BOTTEGA VENETA SRL | F 86.28 | F 86.28 |
| BV SERVIZI SRL | F 86.28 | F 86.28 |
| REGAIN 1957 SRL | F 70.00 | F 70.00 |
| CONCERIA BLU TONIC SPA | F 51.00 | F 51.00 |
| CARAVEL PELLI PREGIATE SRL | F 51.00 | F 51.00 |

| Companies | % interest 2006 | 2005 |
|---|---|---|
| DESIGN MANAGEMENT SRL | F 100.00 | F 100.00 |
| BARUFFI SRL | F 67.00 | F 67.00 |
| PAOLETTI SRL | F 51.00 | F 51.00 |
| TIGER FLEX SRL | F 75.00 | F 75.00 |
| PIGINI SRL | F 70.00 | F 70.00 |
| GAUGUIN SRL | F 100.00 | F 100.00 |
| GUCCI FINANZIARIA SPA | F 100.00 | F 100.00 |
| GG ITALIA HOLDINGS SPA | F 100.00 | F 100.00 |
| REXCOURTA SPA | F 100.00 | F 100.00 |
| **Luxembourg** | | |
| GUCCI LUXEMBOURG SA | F 100.00 | F 100.00 |
| SERGIO ROSSI INTERNATIONAL SARL | F 100.00 | F 100.00 |
| BOUCHERON LUXEMBOURG SARL | F 100.00 | F 100.00 |
| BOTTEGA VENETA INTERNATIONAL SARL | F 86.28 | F 86.28 |
| **Monaco** | | |
| GUCCI SAM | F 100.00 | F 100.00 |
| BOUCHERON SAM | F 100.00 | F 100.00 |
| SAM YVES SAINT LAURENT MONACO SAM | F 100.00 | F 100.00 |
| **The Netherlands** | | |
| GUCCI INTERNATIONAL NV | F 100.00 | F 100.00 |
| GUCCI NETHERLANDS BV | F 100.00 | F 100.00 |
| GUCCI PARTICIPATION BV | F 100.00 | F 100.00 |
| GUCCI ASIAN HOLDING BV | F 100.00 | F 100.00 |
| GEMINI ARUBA NV | F 100.00 | F 100.00 |
| YVES SAINT LAURENT FASHION BV | F 100.00 | F 100.00 |
| YVES SAINT LAURENT FRANCE BV | F 100.00 | F 100.00 |
| YSL BEAUTÉ NEDERLAND BV | F 100.00 | F 100.00 |
| SERGIO ROSSI NETHERLANDS BV | F 100.00 | F 100.00 |
| BOTTEGA VENETA BV | F 86.28 | F 86.28 |
| BOTTEGA VENETA ASIAN TRADE BV | F 86.28 | F 86.28 |
| **Portugal** | | |
| YSL BEAUTÉ SA | F 51.00 | F 51.00 |
| **Russia** | | |
| YSL BEAUTÉ VOSTOK | F 100.00 | Creation |
| **Switzerland** | | |
| LUXURY GOODS INTERNATIONAL SA | F 100.00 | F 100.00 |
| LUXURY TIMEPIECES INTERNATIONAL SA | F 100.00 | F 100.00 |
| LUXURY GOODS LOGISTIC SA | F 100.00 | F 100.00 |
| LUXURY TIMEPIECES DESIGN SA | F 100.00 | F 100.00 |
| LUXURY TIMEPIECES MANUFACTURING SA | Merger | F 100.00 |
| YSL BEAUTÉ SUISSE | F 100.00 | F 100.00 |
| BOUCHERON INTERNATIONAL SA | F 100.00 | F 100.00 |
| BEDAT & CO. SA | F 100.00 | F 100.00 |
| BEDAT GROUP HOLDING SA | Merger | F 100.00 |
| LUXURY GOODS OPERATIONS (LGO) SA | F 51.00 | F 51.00 |
| **Canada** | | |
| LUXURY TIMEPIECES (CANADA) INC. | F 100.00 | F 100.00 |
| GUCCI SHOPS OF CANADA INC. | Liquidation | F 100.00 |
| GUCCI BOUTIQUES, INC. | F 100.00 | F 100.00 |
| YSL BEAUTÉ CANADA INC. | F 100.00 | F 100.00 |
| **United States** | | |
| GUCCI AMERICA INC. | F 100.00 | F 100.00 |
| GUCCI NORTH AMERICA HOLDINGS INC. | F 100.00 | F 100.00 |
| YVES SAINT LAURENT AMERICA INC. | F 100.00 | F 100.00 |
| YVES SAINT LAURENT OF SOUTH AMERICA INC. | F 100.00 | F 100.00 |
| YVES SAINT LAURENT AMERICA HOLDING INC. | F 100.00 | F 100.00 |
| YSL BEAUTÉ INC. | F 100.00 | F 100.00 |
| YSL BEAUTÉ MIAMI INC. | F 100.00 | F 100.00 |
| SERGIO ROSSI USA INC. | F 100.00 | F 100.00 |
| BOUCHERON US LTD. | F 100.00 | F 100.00 |
| BOUCHERON JOAILLERIE (USA) INC. | F 100.00 | F 100.00 |
| BALENCIAGA AMERICA INC. | F 91.00 | F 91.00 |
| BEDAT & CO. USA LLC | F 100.00 | F 100.00 |
| BOTTEGA VENETA INC. | F 86.28 | F 86.28 |
| STELLA MCCARTNEY AMERICA INC. | F 50.00 | F 50.00 |
| GUCCI GROUP WATCHES INC. | F 100.00 | F 100.00 |
| GUCCI MEXICO SA DE CV | F 100.00 | Creation |
| GUCCI IMPORTACIONES SA DE CV | F 100.00 | Creation |
| LUXURY RETAIL SERVICES SA DE CV | F 100.00 | Creation |
| GUCCI CARIBBEAN INC. | F 100.00 | Creation |
| **Australia** | | |
| YSL BEAUTÉ AUSTRALIA PTY LTD. | F 100.00 | F 100.00 |
| GUCCI AUSTRALIA PTY LIMITED | F 100.00 | F 100.00 |
| **New Zealand** | | |
| YSL BEAUTÉ NZ LTD. | F 100.00 | F 100.00 |
| **China** | | |
| GUCCI GROUP (HONG KONG) LIMITED | F 100.00 | F 100.00 |
| LUXURY TIMEPIECES (HONG KONG) LIMITED | F 100.00 | F 100.00 |
| YSL BEAUTÉ HONG KONG LTD. | F 100.00 | F 100.00 |
| BOTTEGA VENETA HONG KONG LIMITED | F 86.28 | F 86.28 |
| **Korea** | | |
| GUCCI GROUP KOREA LTD. | F 100.00 | F 100.00 |
| SERGIO ROSSI KOREA LTD. | Liquidation | F 100.00 |
| BOTTEGA VENETA KOREA LTD. | F 86.28 | F 86.28 |
| **United Arab Emirates** | | |
| YSL BEAUTÉ MIDDLE EAST FZCO | F 66.76 | F 66.76 |
| **Guam** | | |
| GUCCI GROUP GUAM INC. | F 100.00 | F 100.00 |
| BOTTEGA VENETA GUAM | F 86.28 | F 86.28 |
| **Japan** | | |
| GUCCI GROUP JAPAN LIMITED | F 100.00 | F 100.00 |
| GUCCI GROUP JAPAN HOLDING LIMITED | F 100.00 | F 100.00 |
| LUXURY TIMEPIECES JAPAN LIMITED | F 100.00 | F 100.00 |
| YUGEN KAISHA GUCCI | F 100.00 | F 100.00 |
| SERGIO ROSSI JAPAN LIMITED | F 100.00 | F 100.00 |
| YVES SAINT LAURENT FASHION JAPAN LTD. | F 100.00 | F 100.00 |
| YVES SAINT LAURENT PARFUMS KK | F 100.00 | F 100.00 |
| BOUCHERON JAPAN | F 100.00 | F 100.00 |
| BOTTEGA VENETA JAPAN LIMITED | F 86.28 | F 86.28 |
| **Malaysia** | | |
| GUCCI (MALAYSIA) SDN BHD | F 100.00 | F 100.00 |
| BOTTEGA VENETA MALAYSIA SDN BHD | F 86.28 | F 86.28 |

| Companies | % interest 2006 | % interest 2005 |
|---|---|---|
| **Singapore** | | |
| GUCCI SINGAPORE PTE LIMITED | F 100.00 | F 100.00 |
| YSL BEAUTÉ SINGAPORE PTE LTD. | F 100.00 | F 100.00 |
| BOTTEGA VENETA SINGAPORE PRIVATE LIMITED | F 86.28 | F 86.28 |
| **Taiwan** | | |
| GUCCI TAIWAN LIMITED | F 100.00 | F 100.00 |
| GUCCI GROUP WATCHES TAIWAN LIMITED | F 100.00 | F 100.00 |
| BOUCHERON TAIWAN CO. LTD. | F 100.00 | F 100.00 |
| **Thailand** | | |
| GUCCI THAILAND CO. LTD. | F 100.00 | F 100.00 |
| **CONFORAMA** | | |
| CONFORAMA | F 99.95 | F 99.95 |
| **France** | | |
| CENTRE TECHNIQUE DE L'EST | F 100.00 | F 100.00 |
| COGEDEM | F 100.00 | F 100.00 |
| CONFORAMA FRANCE | F 100.00 | F 100.00 |
| CONFORAMA MANAGEMENT | F 100.00 | F 100.00 |
| CONFO ON LINE | Merger | F 100.00 |
| IHTM FRANCE | F 100.00 | F 100.00 |
| RABINEAU | F 67.01 | F 67.01 |
| SODICE EXPANSION | F 100.00 | E 31.98 |
| SAS DU PARC | F 100.00 | Acquisition |
| **Croatia** | | |
| FLIBA DOO | F 100.00 | F 100.00 |
| **Spain** | | |
| BRICO HOGAR | F 100.00 | F 100.00 |
| **Italy** | | |
| CONFORAMA ITALIA | F 100.00 | F 100.00 |
| CREDIRAMA | E 49.00 | E 49.00 |
| IHTM ITALIE | F 100.00 | F 100.00 |
| **Luxembourg** | | |
| CONFORAMA LUXEMBOURG | F 100.00 | F 100.00 |
| **Poland** | | |
| CONFORAMA POLSKA | F 100.00 | F 100.00 |
| IHTM POLOGNE | F 100.00 | F 100.00 |
| **Romania** | | |
| IHTM ROUMANIE | F 100.00 | F 100.00 |
| **Portugal** | | |
| HIPERMOVEL | F 100.00 | F 100.00 |
| **Switzerland** | | |
| IHTM | F 100.00 | F 100.00 |
| CONFORAMA SUISSE | F 100.00 | F 100.00 |
| **Hong-Kong** | | |
| CONFORAMA TRADING LIMITED | F 100.00 | F 100.00 |
| **Singapore** | | |
| CONFORAMA ASIA | F 100.00 | F 100.00 |
| **Vietnam** | | |
| IHTM VIETNAM | F 100.00 | F 100.00 |
| **FNAC** | | |
| FNAC SA | F 100.00 | F 100.00 |
| **France** | | |
| ATTITUDE | F 100.00 | F 100.00 |
| BILLETEL | F 100.00 | F 100.00 |
| BILLETTERIE DISTRIBUTION | F 54.99 | F 54.99 |
| BILLETTERIE HOLDING | F 100.00 | F 100.00 |
| FNAC DIRECT | F 100.00 | F 100.00 |
| FNAC DISTRIBUTION SA | Merger | F 100.00 |
| FNAC ÉVEIL ET JEUX | F 100.00 | F 100.00 |
| FNAC LOGISTIQUE SAS | F 100.00 | F 100.00 |
| FNAC PARIS SA | F 100.00 | F 100.00 |
| FNAC SERVICE SARL | F 100.00 | F 100.00 |
| FNAC TOURISME SARL | F 100.00 | F 100.00 |
| MSS | F 100.00 | F 100.00 |
| SAS RELAIS FNAC | F 100.00 | F 100.00 |
| SFL (ALIZÉ) | F 100.00 | F 100.00 |
| SNC CODIREP | F 100.00 | F 100.00 |
| SOCIÉTÉ DU 67 | F 100.00 | Creation |
| SURCOUF | F 100.00 | F 100.00 |
| **Belgium** | | |
| FNAC BELGIUM | F 100.00 | F 100.00 |
| **Brazil** | | |
| FNAC BRÉSIL | F 100.00 | F 100.00 |
| **Spain** | | |
| FNAC ESPANA SA | F 100.00 | F 100.00 |
| **Greece** | | |
| FMB GENERAL COMMERCIAL SA | E 50.00 | E 50.00 |
| **Italy** | | |
| FNAC ITALIA SPA | F 100.00 | F 100.00 |
| **Monaco** | | |
| SAM FNAC MONACO | F 100.00 | F 100.00 |
| **Portugal** | | |
| FNAC PORTUGAL | F 100.00 | F 100.00 |
| **Switzerland** | | |
| FNAC SUISSE | F 100.00 | F 100.00 |
| **PRINTEMPS** | | |
| FRANCE PRINTEMPS | E 48.96 | F 99.96 |
| **France** | | |
| FERAUS * | F 100.00 | F 100.00 |
| MADE IN SPORT * | F 100.00 | F 100.00 |
| MAGASINS RÉUNIS DE L'EST * | F 94.86 | F 94.86 |
| PRINTEMPS DESIGN * | F 100.00 | F 100.00 |
| PRINTEMPS VOYAGE * | F 100.00 | F 100.00 |
| PRINTEMPS.COM * | F 100.00 | F 100.00 |
| PROFIDA * | F 100.00 | F 100.00 |
| SA DE LOGISTIQUE PRINTEMPS * | F 100.00 | F 100.00 |
| SA MAGASINS REUNIS * | F 95.34 | F 95.34 |
| SAPAC PRINTEMPS * | F 100.00 | F 100.00 |
| USSELOISE * | F 100.00 | F 100.00 |

* *Companies in the PRINTEMPS group structure are fully consolidated in the PRINTEMPS sub-consolidation level and 48.96% consolidated under the equity method at PPR.*

| Companies | % interest 2006 | 2005 |
|---|---|---|
| **REDCATS** | | |
| REDCATS | F 100.00 | F 100.00 |
| **France** | | |
| CYRILLUS SA | F 100.00 | F 100.00 |
| DIAM SA | F 100.00 | F 100.00 |
| 2.I.D. | F 100.00 | F 100.00 |
| REDCATS INTERNATIONAL HOLDING SARL (Formely HAVRAFI) | F 100.00 | F 100.00 |
| LA MAISON DE VALÉRIE | F 100.00 | F 100.00 |
| LA REDOUTE | F 100.00 | F 100.00 |
| LES AUBAINES VPC | F 100.00 | F 100.00 |
| LES AUBAINES MAGASINS | F 100.00 | F 100.00 |
| LES DÉFIS | F 100.00 | F 100.00 |
| MOVITEX | F 100.00 | F 100.00 |
| REDCATS INTERNATIONAL | F 100.00 | F 100.00 |
| REDCATS MANAGEMENT SERVICES | F 100.00 | F 100.00 |
| REDINVEST | Merger | F 100.00 |
| REDOUTE MAG | F 100.00 | Creation |
| RÉFÉRENCE BRÉSIL | F 100.00 | F 100.00 |
| SADAS | F 100.00 | F 100.00 |
| SNC LES TROUVAILLES | F 100.00 | F 100.00 |
| SOGEP | F 100.00 | F 100.00 |
| SOMEWHERE | F 100.00 | F 100.00 |
| STE NVELLE D'EXPANSION REDOUTE (SNER) | F 100.00 | F 100.00 |
| THOMAS INDUSTRIES | F 100.00 | F 100.00 |
| VBMAG | F 100.00 | F 100.00 |
| **Germany** | | |
| FNAC DEUTSCHLAND GMBH | F 100.00 | F 100.00 |
| MOVITEX ALLEMAGNE | F 100.00 | F 100.00 |
| **Austria** | | |
| REDOUTE AUTRICHE | F 100.00 | F 100.00 |
| REDCATS BETEILIGUNG GMBH | F 100.00 | F 100.00 |
| **Belgium** | | |
| CYRILLUS BENELUX | F 100.00 | F 100.00 |
| MOVITEX BELGIQUE | F 100.00 | F 100.00 |
| REDOUTE CATALOGUE BENELUX | F 100.00 | F 100.00 |
| **Denmark** | | |
| ELLOS AS DK | F 100.00 | F 100.00 |
| **Spain** | | |
| REDCATS CATALOGO SA | F 100.00 | F 100.00 |
| **Estonia** | | |
| ELLOS ESTONIE OY | F 100.00 | F 100.00 |
| **Finland** | | |
| ELLOS HOME ENTERTAINEMENT | F 100.00 | F 100.00 |
| ELLOS TILI OY | F 100.00 | F 100.00 |
| REDCATS OY | F 100.00 | F 100.00 |
| **United Kingdom** | | |
| CYRILLUS UK | F 100.00 | F 100.00 |
| EMPIRE STORES GROUP PLC | F 100.00 | F 100.00 |
| MOVITEX UK | F 100.00 | F 100.00 |
| REDOUTE UK | F 100.00 | F 100.00 |
| REDCATS FINANCE UK | F 100.00 | F 100.00 |
| VERTBAUDET UK | F 100.00 | F 100.00 |
| **Greece** | | |
| REDOUTE HELLAS | F 100.00 | F 100.00 |
| **Norway** | | |
| ELLOS HOLDING AS | F 100.00 | F 100.00 |
| ELLOS KONTO A/S | F 100.00 | F 100.00 |
| JOTEX NORGE AS | Merger | F 100.00 |
| REDCATS AS | F 100.00 | F 100.00 |
| REDOUTE NORGE AS | F 100.00 | F 100.00 |
| **The Netherlands** | | |
| REDCATS INT. HOLDING BV | F 100.00 | F 100.00 |
| **Portugal** | | |
| REDOUTE PORTUGAL | F 100.00 | F 100.00 |
| VERTBAUDET PORTUGAL | F 100.00 | F 100.00 |
| **Russia** | | |
| REDOUTE RUSSIE | F 100.00 | Creation |
| **Sweden** | | |
| ALVSREDS POSTORDER AB | Merger | F 100.00 |
| ELLOS AB | F 100.00 | F 100.00 |
| JOTEX AB HOLDING COMPANY | F 100.00 | F 100.00 |
| JOTEX SVERIDGE AB | Merger | F 100.00 |
| REDCATS NORDIC AB | F 100.00 | F 100.00 |
| REDOUTE SCANDINAVIE | F 100.00 | F 100.00 |
| REDCATS FINANS AB | Merger | F 100.00 |
| OY MOBINIA AB | F 100.00 | F 100.00 |
| VARNAMO INKASSO | Merger | F 100.00 |
| REDCATS TREASURY AB | F 100.00 | F 100.00 |
| **Switzerland** | | |
| CYRILLUS SUISSE SA | F 99.75 | F 99.75 |
| REDOUTE CH. SA | F 100.00 | F 100.00 |
| **Brazil** | | |
| REDCATS DO BRASIL | F 100.00 | F 100.00 |
| **United States** | | |
| REDCATS USA, INC. | F 100.00 | F 100.00 |
| REDCATS USA LLC | F 100.00 | F 100.00 |
| THE GOLF WAREHOUSE | F 100.00 | Acquisition |
| THE SPORTSMAN'S GUIDE | F 100.00 | Acquisition |
| **Hong Kong** | | |
| REDCATS ASIA | F 100.00 | F 100.00 |
| **Japan** | | |
| CYRILLUS JAPON | F 100.00 | F 100.00 |
| **Turkey** | | |
| REDCATS TURKEY | F 100.00 | F 99.50 |
| **ORCANTA** | | |
| ORCANTA | Sale | F 100.00 |

| Companies | | % interest 2006 | | 2005 |
|---|---|---|---|---|
| **CFAO** | | | | |
| CFAO | F | 99.94 | F | 99.93 |
| **France** | | | | |
| CONTINENTAL PHARMACEUTIQUE | F | 72.98 | F | 73.22 |
| COTAFI | F | 100.00 | F | 100.00 |
| CYCLEX | | Merger | F | 99.99 |
| DEPHI | F | 99.68 | F | 99.67 |
| DOMAFI | F | 100.00 | F | 100.00 |
| EPDIS | F | 99.68 | F | 99.68 |
| EURAPHARMA | F | 99.68 | F | 99.68 |
| GERER | F | 100.00 | F | 100.00 |
| HOLDEFI | E | 24.27 | E | 24.27 |
| HOLDINTER | F | 100.00 | F | 100.00 |
| SECA | F | 99.68 | F | 99.68 |
| SEI | F | 100.00 | F | 100.00 |
| SEP | E | 49.00 | E | 49.00 |
| SEROM | F | 99.90 | F | 99.90 |
| SFCE | F | 100.00 | F | 100.00 |
| CIDER-ACDM | F | 98.68 | | Acquisition |
| PROMOTION DT | F | 98.68 | | Creation |
| **United Kingdom** | | | | |
| EURAFRIC TRADING | F | 100.00 | F | 100.00 |
| MASSILIA HOLDING | F | 100.00 | F | 100.00 |
| **Switzerland** | | | | |
| EURALAB | F | 99.65 | F | 99.68 |
| CIDER PROMOTION INTERNATIONAL | F | 98.68 | | Acquisition |
| **French overseas departments and territories** | | | | |
| CMM (RÉUNION) | F | 98.02 | F | 98.02 |
| CMM UD (RÉUNION) | E | 45.00 | E | 45.00 |
| LABOREX SAINT-MARTIN (WEST INDIES) | F | 63.09 | F | 63.10 |
| LOCAUTO (NEW CALEDONIA) | E | 48.99 | E | 48.99 |
| MENARD FRÈRES (NEW CALEDONIA) | F | 99.98 | F | 99.98 |
| NCCIE (GUIANA) | F | 100.00 | F | 100.00 |
| OCDP (NEW CALEDONIA) | E | 33.11 | E | 33.11 |
| SEIGNEURIE OCÉAN INDIEN (RÉUNION) | E | 49.00 | E | 49.00 |
| ALMAMETO (NEW CALEDONIA) | F | 50.00 | F | 50.00 |
| SOCIÉTÉ PHARMACEUTIQUE DES CARAÏBES (WEST INDIES) | F | 78.08 | F | 78.10 |
| SOREDIP (RÉUNION) | F | 67.16 | F | 67.80 |
| SPA (WEST INDIES) | F | 46.13 | F | 46.13 |
| SPG (GUYANE) | F | 57.65 | F | 57.66 |
| TAHITI PHARM (FRENCH POLYNESIA) | F | 88.05 | F | 93.66 |
| C GENERAL IMPORT (RÉUNION) | F | 98.02 | | Creation |
| C TECHNO (RÉUNION) | F | 98.02 | | Creation |
| INTERMOTORS (NEW CALEDONIA) | F | 99.80 | | Creation |
| **Algeria** | | | | |
| PHARMA ALGERIE | F | 59.80 | | Acquisition |
| ALBM/CFAO TECHNO | F | 99.84 | F | 75.00 |
| DIAMAL | F | 60.00 | F | 60.00 |
| BAVARIA MOTORS ALGERIE | F | 100.00 | | Creation |
| **Benin** | | | | |
| PROMOPHARMA | F | 51.34 | F | 50.27 |
| CFAO MOTORS BENIN (Formely SOBEPAT) | F | 99.27 | F | 88.56 |
| **Burkina Faso** | | | | |
| CFAO BURKINA | F | 73.09 | F | 73.09 |
| LABOREX BURKINA | F | 85.31 | F | 85.31 |
| CFAO TECHNOLOGIES BURKINA | F | 99.99 | F | 99.99 |
| SIFA | F | 58.71 | F | 58.71 |
| **Cameroon** | | | | |
| CAMI | F | 67.10 | F | 67.49 |
| CEP | E | 24.19 | E | 24.19 |
| COMETAL | E | 50.00 | E | 50.00 |
| ICRAFON | F | 52.23 | F | 52.23 |
| LABOREX CAMEROUN | F | 64.98 | F | 65.65 |
| SOCADA | F | 100.00 | F | 100.00 |
| CFAO TECHNOLOGIES CAMEROUN (Formely SOPHITEK) | F | 84.92 | F | 85.10 |
| SUPERDOLL | E | 45.00 | E | 45.00 |
| **Central African Republic** | | | | |
| CFAO CENTRAFRIQUE | F | 100.00 | F | 100.00 |
| **Congo** | | | | |
| CFAO CONGO | F | 100.00 | F | 100.00 |
| LABOREX CONGO | F | 72.61 | F | 72.94 |
| BRASSERIES DU CONGO | F | 50.00 | F | 50.00 |
| **Ivory Coast** | | | | |
| CFAO CÔTE D'IVOIRE | F | 96.38 | F | 96.38 |
| CIDP | F | 100.00 | F | 100.00 |
| COPHARMED | F | 51.79 | F | 56.96 |
| MIPA | F | 99.98 | F | 99.98 |
| SARI | F | 89.77 | F | 89.77 |
| CFAO TECHNOLOGIES | F | 96.37 | F | 96.38 |
| **Egypt** | | | | |
| IBN SINA LABOREX | | Sale | F | 68.14 |
| SICEP | E | 30.77 | E | 30.77 |
| **Gabon** | | | | |
| CFAO GABON | F | 96.87 | F | 96.87 |
| PHARMAGABON | F | 53.36 | F | 54.73 |
| SPLV | F | 100.00 | F | 100.00 |
| CFAO TECHNOLOGIES GABON | F | 99.98 | F | 99.99 |
| **Gambia** | | | | |
| CFAO (GAMBIA) LIMITED | F | 78.98 | F | 78.99 |
| **Ghana** | | | | |
| CFAO GHANA | F | 88.21 | F | 88.21 |
| PENS & PLASTICS | F | 100.00 | F | 100.00 |
| **Guinea-Conakri** | | | | |
| LABOREX GUINEE | F | 81.85 | F | 81.85 |
| CFAO GUINEE | F | 100.00 | | Creation |
| **Equatorial Guinea** | | | | |
| SEGAMI | F | 100.00 | F | 100.00 |
| **Kenya** | | | | |
| DT DOBIE KENYA | F | 100.00 | F | 100.00 |
| EPDIS KENYA LIMITED | F | 99.68 | F | 99.68 |

| Company | % interest 2006 | | % interest 2005 | |
|---|---|---|---|---|
| HML KENYA (Formely HOWSE AND MCGEORGE LABOREX) | F | 99.68 | F | 99.68 |
| TRIDECON | F | 100.00 | F | 100.00 |
| **Malawi** | | | | |
| CFAO MALAWI LIMITED | F | 99.99 | F | 99.99 |
| **Mali** | | | | |
| CFAO TECHNOLOGIES MALI (Formely COPREXIM INTERNATIONALE) | F | 95.58 | F | 95.58 |
| CFAO MOTORS MALI (Formely DIAMA) | F | 90.00 | F | 90.00 |
| IMACY | F | 100.00 | F | 100.00 |
| LABOREX MALI | F | 54.49 | F | 54.44 |
| **Morocco** | | | | |
| COMAMUSSY | F | 84.20 | F | 84.20 |
| DAF INDUSTRIES MAROC | F | 100.00 | F | 100.00 |
| DIMAC | F | 99.91 | F | 99.91 |
| FANTASIA | F | 84.20 | F | 84.20 |
| CFAO MOTORS MAROC (Formely INTER MOTORS) | F | 100.00 | F | 100.00 |
| MUSSY BOIS | F | 84.19 | F | 84.19 |
| MANORBOIS | F | 84.20 | F | 84.20 |
| SUD PARTICIPATIONS | F | 84.20 | F | 84.20 |
| **Mauritania** | | | | |
| CFAO MOTORS MAURITANIE | F | 99.60 | | Creation |
| **Niger** | | | | |
| CFAO NIGER | F | 99.85 | F | 99.85 |
| CENTRALPHARM | F | 52.84 | F | 50.43 |
| **Nigeria** | | | | |
| GROUPE CFAO NIGERIA | F | 100.00 | F | 65.33 |
| ALLIANCE AUTO NIGERIA | F | 99.90 | | Creation |
| **Democratic Republic of Congo** | | | | |
| AFRIMA | F | 100.00 | F | 100.00 |
| AFRIMTRANSIT | F | 99.00 | F | 99.00 |
| CFAO MOTORS RDC (Formely AUTO ONE) | F | 100.00 | F | 100.00 |
| **Senegal** | | | | |
| CFAO SENEGAL | F | 84.94 | F | 84.94 |
| LABOREX SENEGAL | F | 58.86 | F | 58.40 |
| CFAO TECHNOLOGIES SENEGAL (Formely POINT MICRO) | F | 100.00 | F | 100.00 |
| PM II | F | 100.00 | F | 100.00 |
| ABM | F | 99.99 | | Acquisition |
| **Tanzania** | | | | |
| DT DOBIE TANZANIA | F | 100.00 | F | 100.00 |
| **Tchad** | | | | |
| CFAO MOTORS TCHAD | F | 97.71 | F | 97.70 |
| LABOREX TCHAD | F | 63.36 | F | 67.30 |
| **Togo** | | | | |
| CFAO TOGO | F | 69.72 | F | 69.72 |
| STOCA | | Liquidation | E | 27.22 |
| TOGO UNIPHART | F | 88.89 | | Acquisition |
| **Uganda** | | | | |
| HML OUGANDA (Formely HOWSE ANS MC GEORGE UGANDA) | F | 99.68 | F | 99.68 |
| **Zambia** | | | | |
| CFAO ZAMBIA | F | 100.00 | F | 100.00 |
| **Mauritius** | | | | |
| CAPSTONE CORPORATION | F | 100.00 | F | 100.00 |
| CAPSTONE INTERNATIONAL | F | 60.00 | | Creation |
| IMC | F | 100.00 | F | 100.00 |
| MASCAREIGNE DE PARTICIPATION | E | 48.99 | E | 48.99 |
| **Madagascar** | | | | |
| AUSTRAL AUTO | E | 48.98 | E | 48.98 |
| NAUTIC ÎLES | E | 24.01 | E | 24.01 |
| SICAM | E | 27.39 | E | 27.39 |
| SIGM | E | 48.93 | E | 49.00 |
| SIRH | E | 49.00 | E | 48.88 |
| SOCIMEX | E | 49.00 | E | 48.79 |
| SOMADA | E | 27.43 | E | 27.43 |
| SOMAPHAR | F | 89.02 | F | 88.86 |
| SME | E | 48.50 | E | 48.50 |
| **OTHER** | | | | |
| **France** | | | | |
| KADÉOS | F | 99.99 | F | 99.99 |
| **HOLDINGS & OTHER** | | | | |
| **France** | | | | |
| BUYCO | F | 100.00 | F | 100.00 |
| CAUMARTIN PARTICIPATIONS | F | 100.00 | F | 100.00 |
| CFP | F | 100.00 | F | 100.00 |
| CONSEIL ET ASSISTANCE | F | 100.00 | F | 100.00 |
| DISCODIS | F | 100.00 | F | 100.00 |
| FINANCIÈRE MAROTHI | F | 100.00 | F | 100.00 |
| GECCA | | Merger | F | 100.00 |
| LOCUTION | | Merger | F | 100.00 |
| PPR IMPORT SERVICE (Formely MANAGECO) | F | 100.00 | F | 100.00 |
| PPR FINANCE | F | 100.00 | F | 100.00 |
| PPR INTERACTIVE | | Merger | F | 100.00 |
| PPR PURCHASING | F | 100.00 | F | 100.00 |
| SAPARDIS | F | 100.00 | F | 100.00 |
| SAPRODIS | F | 100.00 | F | 100.00 |
| SFGM | F | 100.00 | F | 100.00 |
| **Luxembourg** | | | | |
| PPR INTERNATIONAL | F | 100.00 | F | 100.00 |
| PRINTEMPS RÉASSURANCE | F | 100.00 | F | 100.00 |
| **The Netherlands** | | | | |
| SCHOLEFIELD GOODMAN BV | F | 100.00 | F | 100.00 |
| **Switzerland** | | | | |
| PPR MARKETING SERVICES | F | 100.00 | F | 100.00 |

# Statutory Auditors' report on the consolidated financial statements for the year ended December 31, 2006

Mr Chairman,

In accordance with our appointment as Statutory Auditors, we hereby report to you on the accompanying consolidated financial statements of PPR SA for the year ended December 31, 2006.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of any material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2006 and the results of its operations for the year then ended in accordance with IFRS as adopted in the European Union.

This report does not constitute the statutory report on the consolidated financial statements that will ultimately be issued and which will comprise, in accordance with paragraph 2 of Article L. 823-9 of the French Commercial Code, a justification of our assessments and comments on the specific procedures provided by the law, with respect to the Group management report, and any observations we may have on the Chairman's report on internal control procedures.

Any events subsequent to the date of this report will be taken into account.

Neuilly-sur-Seine and Paris-La Défense, March 8, 2007.

The Statutory Auditors

Deloitte & Associés

Jean-Paul Picard    Antoine de Riedmatten

KPMG Audit
*Département de KPMG SA*

Patrick-Hubert Petit    Hervé Chopin

*This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditors' report, whether qualified of not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessment of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.*

# Parent company financial statements

The company financial statements are prepared in accordance with the provisions of French Accounting Regulation Committee (CRC) Regulation No. 99.03 of April 29, 1999 on the amendment of the General Chart of Accounts and the new accounting rules concerning regulated assets, CRC Regulation No. 2002-10, as amended by CRC Regulation No. 2003-07 and CRC Regulation No. 2004-06.
The application of the new regulations had no impact on equity as of January 1, 2005

**PARENT COMPANY BALANCE SHEET**
**As of December 31, 2006, 2005 and 2004**

**Assets**

| (in € millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| **non-current assets** | | | |
| Investments in operating companies | 4,041.6 | 4 131.4 | 4 125.9 |
| Investments in intermediary holding companies | 5,639.1 | 3 679.9 | 3 713.7 |
| Other long-term investments [1] | 2.9 | 16.3 | 25.9 |
| Other non-current assets | 5.7 | 6.7 | 7.2 |
| **Total non-current assets** | **9,689.3** | **7,834.3** | **7,872.7** |
| **Current assets** | | | |
| Receivables [2][3] | 179.6 | 313.9 | 198.7 |
| Marketable securities | 67.4 | 64.3 | 345.8 |
| Cash | 6.7 | 714.7 | 732.0 |
| **Total current assets** | **253.7** | **1,092.9** | **1,276.5** |
| **Total assets** | **9,943.0** | **8,927.2** | **9,149.2** |
| *(1) o/w due within less than one year:* | *0.0* | *13.8* | *0.4* |
| *(2) o/w due after more than one year:* | *7.9* | *15.9* | *0.0* |
| *(3) o/w concerning associates:* | *24.8* | *181.5* | *29.5* |

**Liabilities and shareholders' equity**

| (in € millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Shareholders' equity** | | | |
| Share capital | 513.5 | 481.8 | 489.7 |
| Reserves | 4,734.5 | 3,903.2 | 3,803.8 |
| Net income for the year | 840.7 | 506.8 | 559.5 |
| **Total shareholders' equity** | **6,088.7** | **4,891.8** | **4,853.0** |
| **Provisions for contingencies and losses** | **157.2** | **80.5** | **144.1** |
| **Liabilities** | | | |
| Convertible bonds [1] | 149.2 | 1,228.7 | 1,228.7 |
| Bonds [1] | 2,550.0 | 2,250.0 | 2,454.0 |
| Other borrowings [1] | 905.5 | 240.2 | 288.8 |
| Other liabilities [2][3] | 92.4 | 236.0 | 180.6 |
| | **3,697.1** | **3,954.9** | **4,152.1** |
| **Total liabilities and shareholders' equity** | **9,943.0** | **8,927.2** | **9,149.2** |
| *(1) o/w due within less than one year:* | *2,150.0* | *3,478.7* | *3,307.7* |
| *(2) o/w due after more than one year:* | *1.4* | *3.8* | *1.3* |
| *(3) o/w concerning associates:* | *27.6* | *0.0* | *0.0* |

## PARENT COMPANY INCOME STATEMENT AND STATEMENT OF CASH FLOW

**For the years ended December 31, 2006, 2005 and 2004**

**Income statement**

| (in € million) | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Net operating income** | **(8.6)** | **(13.9)** | **(21.6)** |
| Dividends received | 758.1 | 483.2 | 541.8 |
| Other financial income and expenses | (102.7) | (135.1) | (113.3) |
| **Net financial income** | **655.4** | **348.1** | **428.5** |
| **Operating income before non-recurring items and tax** | **646.8** | **334.2** | **406.9** |
| Non-recurring items | 116.4 | 37.3 | 70.7 |
| Employee profit-sharing | (1.4) | (1.3) | (1.3) |
| Tax consolidation benefit | 101.1 | 245.5 | 107.4 |
| Income tax | (22.2) | (108.9) | (24.2) |
| **Net income** | **840.7** | **506.8** | **559.5** |

**Statement of cash flow**

| (in € million) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Dividends received | 758.1 | 483.2 | 541.8 |
| Interest on borrowings | (114.3) | (135.3) | (139.5) |
| Income tax | 78.9 | 136.6 | 83.2 |
| Cancellation of 2,000,000 treasury shares | | (162.4) | |
| Other | 37.6 | (135.8) | (131.5) |
| **Net cash from operating activities** | **760.3** | **186.3** | **354.0** |
| (Acquisitions)/disposal of operating assets | 3.0 | 2.0 | (3.4) |
| Change in investments | (2,094.8) | (27.4) | (2,096.6) |
| **Net cash used in investing activities** | **(2,091.8)** | **(25.4)** | **(2,100.0)** |
| Change in borrowings [1] | 232.6 | (161.0) | (20.8) |
| Share capital increase [1] | 719.6 | 0.6 | 1.4 |
| Exit Tax | | | (5.0) |
| Dividends paid by PPR | (325.6) | (299.3) | (278.9) |
| **Net cash from/(used in) financing activities** | **626.6** | **(459.7)** | **(303.3)** |
| **Net change in cash and cash equivalents** | **(704.9)** | **(298.8)** | **(2,049.3)** |
| **Cash and cash equivalents at the beginning of the year** | **779.0** | **1,077.8** | **3,127.1** |
| **Cash and cash equivalents at the end of the year** | **74.1** | **779.0** | **1,077.8** |

*(1) Of which € 719.6 million with no impact on cash movements in 2006.*

082-5179


WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000




January 9, 2008

**By Federal Express**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PPR (formerly named Pinault-Printemps-Redoute S.A.)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client PPR (formerly named Pinault-Printemps-Redoute S.A.) (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. On January 25, 2007, the Company issued a press release announcing its sales results for 2006. A copy of the English language version of this press release is furnished as Appendix A to this letter.

2. Also on January 25, 2007, the Company made a presentation on an investor conference call regarding its sales results for 2006. A copy of the English language version of this presentation is furnished as Appendix B to this letter.

3. In March 2007, the Company issued its 2006 Financial Document. A copy of the English language version of this document is furnished as Appendix C to this letter.

4. On March 6, 2007, the Company issued a press release announcing the entry into exclusive negotiations to sell its subsidiary Kadeos to Accor. A copy of the English language version of this press release is furnished as Appendix D to this letter.

5. On March 8, 2007, the Company issued a press release announcing its 2006 annual results. A copy of the English language version of this press release is furnished as Appendix E to this letter.

6. Also on March 8, 2007, the Company made a presentation regarding its 2006 annual results. A copy of the English language version of this presentation is furnished as Appendix F to this letter.

7. On March 30, 2007, the Company issued a press release announcing the finalization of the sale of Kadeos to Accor and the sale of the Company's remaining stake in France Printemps. A copy of the English language version of this press release is furnished as Appendix G to this letter.

8. On April 10, 2007, the Company issued a press release announcing that it acquired a controlling stake in PUMA and announcing the launch of a friendly takeover offer for PUMA. A copy of the English language version of this press release is furnished as Appendix H to this letter.

9. On April 26, 2007, the Company issued a press release announcing its sales results for the first quarter of 2007. A copy of the English language version of this press release is furnished as Appendix I to this letter.

10. On May 14, 2007, the Company issued a press release announcing that its subsidiary had officially published the offer document for the voluntary takeover offer for PUMA. A copy of the English language version of this press release is furnished as Appendix J to this letter.

11. On June 15, 2007, the Company issued a press release announcing the approval of its takeover of PUMA by the European and US antitrust authorities. A copy of the English language version of this press release is furnished as Appendix K to this letter.

12. On June 19, 2007, the Company issued a press release announcing the election of Francois-Henri Pinault as Chairman of the Supervisory Board of PUMA. A copy of the English language version of this press release is furnished as Appendix L to this letter.

13. On June 27, 2007, the Company issued a press release announcing the expiration of the initial acceptance period of the Company's offer for PUMA and that the Company held a 33.2% stake in PUMA. A copy of the English language version of this press release is furnished as Appendix M to this letter.

14. On July 26, 2007, the Company issued a press release announcing its sales results for the second quarter of 2007. A copy of the English language version of this press release is furnished as Appendix N to this letter.

15. On August 31, 2007, the Company issued a press release announcing its results for the first half of 2007. A copy of the English language version of this press release is furnished as Appendix O to this letter.

16. On November 1, 2007, Redcats USA, a subsidiary of the Company, issued a joint press release with United Retail Group, Inc. announcing that the Redcats USA had completed its all cash tender offer for United Retail Group. A copy of the English language version of this press release is furnished as Appendix P to this letter.

17. On November 6, 2007, the Company issued a press release announcing its results for the third quarter of 2007. A copy of the English language version of this press release is furnished as Appendix Q to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Michel Friocourt
PPR
David A. Katz
Wachtell, Lipton, Rosen & Katz

Appendix A

PPR



Paris, January 25, 2007

**PRESS RELEASE**

## PPR: REVENUES INCREASE BY 5.9% IN 2006

- **Retail held up well: up 3.3%**
- **Excellent performance in Luxury Goods: up 17.6%**

In 2006, PPR posted revenues from continuing operations of € 17.9 billion, up by 5.9% on an actual basis and up by 4.8% on a comparable basis on 2005. Revenues outside France rose by 8.6% and accounted for 55% of the Group's total sales.

In the fourth quarter, total Group sales increased to € 5.4 billion, up by 3.2% on an actual basis and up by 2.2% on a comparable basis on the fourth quarter of 2005.

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated: "*2006 marked another year of sustained growth at PPR, which recorded a 5.9% increase in revenues. All the Luxury Goods brands continued to outperform their markets, due to the talent of the designers and the brands strong positioning. Our Retail companies are holding up well in a challenging environment, thereby enabling the Retail division to post an estimated recurring operating margin* for 2006 which is slightly better than one year earlier.*"

| *(in € million)* | | Change | | | Change | |
|---|---|---|---|---|---|---|
| *According to IFRS* | **2006** | **Actual** | **Comparable [1]** | **Q4 2006** | **Actual** | **Comparable [1]** |
| Retail | 14,365 | + 3.3% | + 2.0% | 4,336 | + 0.6% | - 0.5% |
| Luxury Goods | 3,568 | + 17.6% | + 18.1% | 1,038 | + 15.3% | + 15.7% |
| *Inter-company sales and other* | -2 | *ns* | *ns* | - | *ns* | *ns* |
| **PPR** | **17,931** | **+ 5.9%** | **+ 4.8%** | **5,374** | **+ 3.2%** | **+ 2.2%** |

*[1] On a comparable basis in terms of Group scope and exchange rates – Luxury Goods over 52 weeks*

** The "Recurring Operating Income Margin" is defined as the ratio: Recurring Operating Income / Revenues.*

## Retail

Revenues in the Retail division were virtually stable in the fourth quarter, down by 0.5% on a comparable basis, and up by 2% for the full year. The fourth quarter was marked by weaker consumption in France and a continued sluggish consumer climate in Italy. Moreover, the end of the year also suffered from adverse weather conditions and a challenging environment in October.
In 2006, the Group confirmed its leading position in e-commerce with online sales of € 1.6 billion, up 23% over the year.

Fnac posted a strong performance with a 4% increase in full-year revenues and a 1.1% increase in the fourth quarter, despite an unfavourable calendar effect. In France, Fnac once again saw a significant increase in sales of technical products, up 4.5%, especially over the Christmas period (+6.4% in November-December). There was strong growth in online sales at Fnac.com, up 16.4% and the results from the first out of town store at Bordeaux Lac beat expectations. Fnac continued to grow successfully outside France with an 11% increase in revenues in the fourth quarter. Double-digit growth was recorded in Spain, Italy, Portugal and Brazil. In 2006, sales outside France accounted for 25% of total revenues at Fnac. In 2007, the company will open 4 new stores in France, including 3 out of town stores, and ten stores in the main European countries where Fnac is present.

Fourth quarter revenues at **Conforama** were down by 3.8%, mainly due to a negative calendar effect, however full-year revenues rose by 1% on a comparable basis and by 4.3% on an actual basis in 2006. The company continued to update its concept and optimise its product offering despite a particularly challenging environment during the quarter, especially in France and Italy. In France, high-margin products such as bedroom furniture (up 15%), kitchens (up 3%) and decorative items (up 7%) posted strong growth. Excluding Italy, where the conversion of Emmezeta stores into Conforama is beginning to pay off, sales outside France rose by 1.7%. In 2007, the company plans to renovate 22 stores and open 5 new stores outside France.

Redcats Group outperformed all its competitors in the fourth quarter despite a 3.5% fall in revenues on a comparable basis and a 1.1% increase on an actual basis. The quarter was negatively impacted by the unusually mild weather conditions and stiffer competition from high street retailers. The company is pushing ahead with the substitution of its traditional business model for a multi-specialist, multi-channel model based on strong brands. Redcats confirmed its leading position in e-commerce in the fourth quarter, with on-line sales in 2006 increasing by 18% to account for 36.5% of the company's home shopping revenues.

CFAO finished 2006 with an outstanding fourth quarter, with revenues up by 8.1% on a comparable basis. On an actual basis, revenues fell slightly (-0.3%) following the disposal of a pharmaceuticals subsidiary in Egypt. CFAO revenues were up by almost 10%, due mainly to a favourable economic environment and the strong performance in sub-Saharan Africa. Automotive sales climbed by 11% in the fourth quarter, with particularly strong gains in sub-Saharan Africa (up 18%) and North Africa (up 21%). The Eurapharma healthcare division continued to grow and was up 2.3%. CFAO has recently signed new partnerships in the Automotive business (Nissan in Nigeria, Chevrolet in New Caledonia, BMW in Algeria) and is expanding its pharmaceutical business into new countries.

## Luxury Goods

The Luxury Goods division continued to outperform the market and once again posted very strong growth. Gucci Group recorded a 15.7% increase in fourth-quarter revenues on a comparable basis and an 18.1% full-year increase. As in the previous quarter, double-digit growth was recorded across all geographic regions, in particular Japan, up 11%, and in virtually all product categories.

**Gucci** sales, excluding Timepieces, rose strongly, up by 14.8% in the fourth quarter and posted a significant increase, up 18.8% at the end of 2006. The repositioning of the Timepieces business continued in the fourth quarter. The main product categories to post further sharp increases were: leather goods (up 17%), ready-to-wear (up 15%) and shoes (up 20%). The brand continued to expand its store network, with a total of 219 directly-operated stores at the end of 2006. In 2007, Gucci plans to open 7 new stores, mainly in the Asia-Pacific region. The new ready-to-wear collections again drew an extremely favourable response from the press.

**Bottega Veneta** again delivered excellent results, recording growth of 66% in the fourth quarter, in leather goods, ready-to-wear and shoes. The brand had a record year with full-year growth of almost 70% in 2006. All the geographic regions posted very strong growth, and in particular Japan, the company's core market. In the fourth quarter, the brand opened three new stores, and had a total of 97 directly-operated stores. In January, Bottega Veneta recently opened its first Chinese store, in Shanghai, and plans to open ten stores worldwide in 2007.

**Yves Saint Laurent** confirmed the positive trends observed in the previous quarters with growth of 22.3% in the fourth quarter. The brand was up 19.1% for the year. The strongest increase was in leather goods, driven by the success of the *Muse, Rive Gauche,* reversible *Double* and *Downtown* bags. All the geographic regions posted strong growth, in particular Asia-Pacific excluding Japan (up 44%). The brand's new collections received a very favourable welcome from both the press and buyers.

**YSL Beauté** posted a 2.9% increase in revenues in the fourth quarter and a 3.0% increase for the full year. The company is now focusing on the development of its priority brands and strategic markets. Excluding non-priority licence agreements which have been terminated or sold, revenues rose by 5% in the fourth quarter and by 4.2% for the full year. In the fourth quarter, sales were driven by *Yves Saint Laurent* products and *Stella McCartney* fragrances. At the start of 2007, YSL Beauté will launch two new *Yves Saint Laurent* cosmetics products and a *Stella McCarney* beauty care line.

The other brands once again recorded very strong sales growth. Sales rose by 35.9% in the fourth quarter and were up by 30.3% for the full year. In the fourth quarter, **Alexander McQueen**, **Balenciaga**, **Boucheron** and **Stella McCartney** posted remarkable double-digit growth and **Sergio Rossi** achieved a record year in 2006.

*Estimated financial data for the year 2006 are in the process of being audited by the statutory auditors. They were examined by the Board of Directors at its meeting on January 18, 2007. The financial statements at December 31, 2006 will be approved by the PPR Board of Directors on March 7, 2007.*

## *CONFERENCE CALL*

*PPR will hold a conference call for analysts, investors and journalists: at 3 pm (Continental Europe)/ 2 pm (United Kingdom); 9 am (East Coast time, USA), on Thursday January 25, 2006.*

EUROPE: +33 (0)1 70 99 42 82
Replay: +33 (0)1 71 23 02 48

UK: +44 (0)20 7365 1851
Replay: +44 (0)20 7806 1970

USA: +1 718 354 1152
Replay: +1 718 354 1112

Replay access code: 3758649 # (until February 5, 2007)

***To PODCAST*** the conference call: www.ppr.com

## *PRESENTATION*

The slides (PDF format) will be available before the conference call at www.ppr.com

**About PPR**
PPR is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Redcats, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

## CONTACTS


| | | |
|---|---|---|
| Press: | **Peggy Nahmany** | **+33 (0)1 45 64 65 06**<br>pnahmany@ppr.com |
| | **Catherine Malek** | **+33 (0)1 45 64 61 20**<br>cmalek@ppr.com |
| Analysts/Investors: | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49**<br>adebrettes@ppr.com |
| Website | www.ppr.com | |

## Appendix 1: Sales in Q4 and in full year 2006

| *(in € million)* *According to IFRS* | 2006 | 2005 | Change Actual | Change Comparable [1] | Q4 2006 | Q4 2005 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| Fnac | 4,538.0 | 4,354.1 | + 4.2% | + 4.0% | 1,593.9 | 1,577.0 | + 1.1% | + 1.1% |
| Conforama | 3,274.9 | 3,140.0 | + 4.3% | + 1.0% | 944.8 | 945.6 | - 0.1% | - 3.8% |
| Redcats | 4,332.2 | 4,377.3 | - 1.0% | - 2.9% | 1,240.3 | 1,226.9 | + 1.1% | - 3.5% |
| CFAO | 2,219.4 | 2,034.3 | + 9.1% | + 9.7% | 557.4 | 559.2 | - 0.3% | + 8.1% |
| **Retail** | **14,364.5** | **13,905.7** | **+ 3.3%** | **+ 2.0%** | **4,336.4** | **4,308.7** | **+ 0.6%** | **- 0.5%** |
| Gucci | 2,100.9 | 1,807.1 | + 16.3% | + 16.8% | 606.7 | 539.3 | + 12.5% | + 12.5% |
| Bottega Veneta | 266.9 | 159.7 | + 67.2% | + 68.7% | 80.9 | 49.2 | + 64.4% | + 65.8% |
| Yves Saint Laurent | 193.6 | 162.0 | + 19.5% | + 19.1% | 56.0 | 44.3 | + 26.3% | + 22.3% |
| YSL Beauté | 626.3 | 611.4 | + 2.4% | + 3.0% | 194.2 | 191.9 | + 1.2% | + 2.9% |
| Other brands | 380.5 | 294.2 | + 29.3% | + 30.3% | 100.5 | 75.6 | + 32.9% | + 35.9% |
| **Luxury Goods** | **3,568.2** | **3,034.4** | **+ 17.6%** | **+ 18.1%** | **1,038.3** | **900.3** | **+ 15.3%** | **+ 15.7%** |
| *Inter-company sales and other* | *-1.8* | *-2.2* | *ns* | *ns* | *-0.3* | *-1.1* | *ns* | *ns* |
| **PPR - Continued activities** | **17,930.9** | **16,937.9** | **+ 5.9%** | **+ 4.8%** | **5,374.4** | **5,207.9** | **+ 3.2%** | **+ 2.2%** |
| Discontinued activities [2] | 553.6 | 827.8 | | | 2.5 | 256.5 | | |

*[1] On a comparable basis in terms of Group scope and exchange rates - Luxury Goods over 52 weeks*
*[2] Mainly France Printemps for 509 M in 2006 (fully consolidated until September 30, 2006).*

## Appendix 2: Sales by region – Retail

### Fnac

| *(in € million)* *According to IFRS* | 2006 | 2005 | Change Actual | Change Comparable (1) | Q4 2006 | Q4 2005 | Change Actual | Change Comparable (1) |
|---|---|---|---|---|---|---|---|---|
| **France** | **3,393.6** | **3,321.7** | **+ 2.2%** | **+ 2.2%** | **1,200.8** | **1,221.2** | **- 1.7%** | **- 1.7%** |
| Spain, Portugal, Belgium | 815.0 | 740.1 | + 10.1% | + 10.1% | 279.8 | 254.0 | + 10.2% | + 10.2% |
| Brazil, Switzerland, Italy | 329.4 | 292.3 | + 12.7% | + 9.9% | 113.3 | 101.8 | + 11.3% | + 11.8% |
| **International** | **1,144.4** | **1,032.4** | **+ 10.8%** | **+ 10.1%** | **393.1** | **355.8** | **+ 10.5%** | **+ 10.6%** |
| **TOTAL** | **4,538.0** | **4,354.1** | **+ 4.2%** | **+ 4.0%** | **1,593.9** | **1,577.0** | **+ 1.1%** | **+ 1.1%** |

### Conforama

| *(in € million)* *According to IFRS* | 2006 | 2005 | Change Actual | Change Comparable (1) | Q4 2006 | Q4 2005 | Change Actual | Change Comparable (1) |
|---|---|---|---|---|---|---|---|---|
| **France** | **2,270.8** | **2,126.1** | **+ 6.8%** | **+ 1.8%** | **660.5** | **650.2** | **+ 1.6%** | **- 4.0%** |
| Italy | 488.7 | 518.9 | - 5.8% | - 5.8% | 137.4 | 149.5 | - 8.1% | - 8.1% |
| Switzerland | 238.0 | 232.6 | + 2.3% | + 4.0% | 69.6 | 69.1 | + 0.7% | + 3.5% |
| Other countries | 277.4 | 262.4 | + 5.7% | + 5.2% | 77.3 | 76.8 | + 0.7% | + 0.3% |
| **International** | **1,004.1** | **1,013.9** | **- 1.0%** | **- 0.7%** | **284.3** | **295.4** | **- 3.8%** | **- 3.3%** |
| **TOTAL** | **3,274.9** | **3,140.0** | **+ 4.3%** | **+ 1.0%** | **944.8** | **945.6** | **- 0.1%** | **- 3.8%** |

### Redcats

| *(in € million)* *According to IFRS* | 2006 | 2005 | Change Actual | Change Comparable (1) | Q4 2006 | Q4 2005 | Change Actual | Change Comparable (1) |
|---|---|---|---|---|---|---|---|---|
| **France** | **2,009.2** | **2,064.3** | **- 2.7%** | **- 2.7%** | **547.0** | **562.2** | **- 2.7%** | **- 2.7%** |
| United Kingdom | 482.7 | 531.5 | - 9.2% | - 9.5% | 151.6 | 166.4 | - 8.9% | - 9.7% |
| Scandinavia | 349.9 | 359.1 | - 2.6% | - 2.8% | 89.5 | 93.0 | - 3.8% | - 5.4% |
| United States | 1,193.0 | 1,128.7 | + 5.7% | - 1.5% | 376.0 | 329.9 | + 14.0% | - 2.5% |
| Other countries | 297.4 | 293.7 | + 1.3% | + 1.6% | 76.2 | 75.4 | + 1.1% | + 1.7% |
| **International** | **2,323.0** | **2,313.0** | **+ 0.4%** | **- 3.1%** | **693.3** | **664.7** | **+ 4.3%** | **- 4.1%** |
| **TOTAL** | **4,332.2** | **4,377.3** | **- 1.0%** | **- 2.9%** | **1,240.3** | **1,226.9** | **+ 1.1%** | **- 3.5%** |
| ***Total excl. Movitex Germany, The Store and Sears*** | ***4,331.3*** | ***4,349.9*** | ***- 0.4%*** | ***- 2.3%*** | ***1,240.3*** | ***1,225.3*** | ***+ 1.2%*** | ***- 3.4%*** |

*(1) On a comparable basis in terms of Group scope and exchange rates*

## Appendix 3: Sales – Luxury Goods

### Gucci Group

### Breakdown by region

| *(in € million)* *According to IFRS* | 2006 | 2005 | Change Actual | Change Comparable [1] | Q4 2006 | Q4 2005 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| Europe | 1,501.0 | 1,256.3 | + 19.5% | + 18.6% | 439.0 | 366.2 | + 19.9% | + 16.9% |
| North America | 712.4 | 594.8 | + 19.8% | + 18.5% | 216.3 | 183.7 | + 17.8% | + 15.6% |
| Japan | 582.7 | 557.0 | + 4.6% | + 12.1% | 174.4 | 175.4 | - 0.6% | + 10.9% |
| Asia-Pacific excl. Japan | 607.0 | 476.1 | + 27.5% | + 25.3% | 165.8 | 134.1 | + 23.6% | + 20.6% |
| Other countries | 47.8 | 47.9 | - 0.2% | + 0.4% | 12.0 | 13.1 | - 8.2% | - 5.1% |
| Royalties and other | 117.3 | 102.3 | + 14.7% | + 14.8% | 30.8 | 27.8 | + 10.9% | + 12.1% |
| **TOTAL** | **3,568.2** | **3,034.4** | **+ 17.6%** | **+ 18.1%** | **1,038.3** | **900.3** | **+ 15.3%** | **+ 15.7%** |

### Gucci brand

### Breakdown by product category

| *(in € million)* *According to IFRS* | 2006 | 2005 | Change Actual | Change Comparable [1] | Q4 2006 | Q4 2005 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| Leather Goods | 1,166.7 | 981.8 | + 18.8% | + 19.5% | 335.1 | 287.9 | + 16.4% | + 16.6% |
| Shoes | 280.8 | 229.8 | + 22.2% | + 21.3% | 74.3 | 60.6 | + 22.6% | + 19.6% |
| Ready-to-wear | 262.5 | 221.2 | + 18.6% | + 18.8% | 76.3 | 65.5 | + 16.5% | + 15.0% |
| Royalties and other products | 390.9 | 374.3 | + 4.4% | + 5.7% | 121.0 | 125.3 | - 3.5% | - 1.6% |
| **TOTAL** | **2,100.9** | **1,807.1** | **+ 16.3%** | **+ 16.8%** | **606.7** | **539.3** | **+ 12.5%** | **+ 12.5%** |

*[1] On a comparable basis in terms of Group scope and exchange rates - Luxury Goods over 52 weeks*

**Appendix B**

PPR

# FY & Q4 2006 Sales
## Conference Call

January 25, 2007

# Disclaimer

Certain information contained in this document may include notably projections and forecasts. They express objectives based on current assessments and estimates of the Group's general management which are subject to many factors, risks and uncertainties. Consequently, actual figures and assessments could differ significantly from projected figures. The following factors among others set out in the Reference Document (Document de Référence) registered with the French Financial Markets Authority (Autorité des Marchés Financiers) could cause actual figures to differ significantly from projected figures: any unfavourable development affecting consumer spending in the activities of the Group in France and abroad, notably for products and services sold by the Retail brands or for Luxury Goods, the events, crises, fears, and resulting costs of complying with environmental, health and safety regulations and all other regulations with which Group companies are required to comply; the competitive situation on each of our markets; the impact of current or future public regulations; exchange rate and other risks related to international activities; risks arising from current or future litigation. PPR gives no commitment to updating and/or revising and/or commenting any projections and forecasts, or their impact on the results and perspectives of the Group, which may be contained in this document.

The information contained in this document relating to persons other than the PPR Group has not been independently verified. PPR makes no representation or undertaking as to the accuracy, completeness or sincerity of such information.

Estimated financial data for the year 2006 are in the process of being audited. They have been examined by the Board of Directors during its meeting dated January 18, 2007.

The financial statements as of December 31, 2006 will be closed by the Board of Directors on March 7, 2007. The "Recurring Operating Income Margin" is defined as the ratio : Recurring Operating Income / Revenues.

# PPR Group consolidated revenues FY & Q4 2006



(in EUR million)

| *According to IFRS* | 2006 | 06/05 change [1] | Q4 2006 | 06/05 change [1] |
|---|---|---|---|---|
| ☐ Retail | 14,365 | +2.0% | 4,336 | -0.5% |
| ☐ Luxury Goods | 3,568 | +18.1% | 1,038 | +15.7% |
| *Other & inter-company* | *(2)* | *ns* | - | *ns* |
| **Total Group** | **17,931** | **+4.8%** | **5,374** | **+2.2%** |

- ☐ Retail: Good resilience in an adverse environment, particularly in Q4
- ☐ Luxury Goods: Sustained strong growth worldwide
- ☐ Sales outside France: up 8.6% FY to 55% of total (+140bp vs. Dec 2005)

*(1) Comparable scope and exchange rates – Luxury Goods over 52 weeks*



PPR

# Retail | Challenging quarter



- Adverse environment due to weather conditions and deteriorating consumer sentiment in France & Italy ; awful month of October across sector
- Mild Christmas performance on challenging comps and unfavorable calendar impact
- Confirmed leadership in online sales
  - FY revenues up 23% to €1.6 billion - Q4 up 23 %
  - 11.3% of total Retail revenues versus 9.5% last year
- Promising results of our various repositioning plans with a positive impact on profitability
- Estimated recurring operating income margin for FY'06 slightly above '05 level

# Fnac | Another year of profitable growth



Jeux
fnac


**FY: +4.0%, €4,538 M**



Books
17%
*+0.9%*
Home electronics
49%
*+10.9%*
Other products
6%
*+2.6%*
CDs and DVDs
19%
*-6.2%*
Photography
9%
*+0.5%*


- Q4: +1.1% comp/ +1.1% reported
- Technical products in France up 4.5%
  - Christmas trading up 6.4%
- Editorial products down 8.2% in France
  - Outperforming the market in CDs & DVDs
- fnac.com sales up 16.4%
- New store concept (Bordeaux) ahead of expectations
- Success of international activities up 11%
  - Double-digit growth in Spain, Portugal, Italy & Brazil
  - Good performance in Belgium & Switzerland

X%: % of 2006 sales.
***X%: 2006 sales/ 2005 sales.***



PPR

# Conforama | On track to maintain profit margin



## FY: +1.0%, €3,275 M


Decorative items
8%
*+2.3%*
Home furnishings
45%
*+0.2%*
Electronics and home appliances
39%
*+1.5%*
Other products
8%
*-5.9%*

- Q4: -3.8% comp/ -0.1% reported
- Pursuit of repositioning efforts in a tough quarter in France (down 4%):
  - Focus on high gross margin products
    - » Good momentum in kitchens and bedrooms
    - » Decorative items up 7%
    - » Satisfactory performance in white goods
  - Promising results of new store refurbishments
- Selective growth outside of France, sales up 1.7% excluding Italy
- Italy: weak sales in a very tough environment



X%: % of 2006 sales.
***X%: 2006 sales/ 2005 sales.***

# Redcats | Meeting the challenge of transformation



## FY: -2.9%, €4,332 M


ROW
7%
*+1.7%*
US
28%
*-1.5%*
Scandinavia
8%
*-2.8%*
UK
11%
*-9.5%*
France
46%
*-2.7%*

- Q4:-3.5% comp/ +1.1% reported
- Tough apparel environment: mild weather, aggressive expansion of high street stores
- Outperforming mail order peers
- Further progress in online sales: 36.5% of home-shopping revenues (+810 bp vs Q4'05)
- Strengthening our key Redcats brands
  - La Redoute – focus on women's fashion, creativity, internationalization & multi-channel
  - Successful positioning in children/family
  - Higher sales in US large sizes & Sportsman's Guide
- Focused initiatives in Seniors, Scandinavia, UK agency & US misses

X%: % of 2006 sales.
***X%: 2006 sales/ 2005 sales.***



PPR

# CFAO | Another very strong year



## FY: +9.7%, €2,219 M



Industry and trading
12%
+11.8%
Automotive
53%
+13.0%
Pharmaceuticals
30%
+7.2%
Technology
5%
-10.3%


- Q4 up 8.1% comp/ -0.3% reported
- Automotive: up 11%
  - Sub-Saharan Africa up 18%
  - Mediterranean regions up 21%
  - Consistent growth in Algeria after supply disruption in Q3
- Pharmaceuticals: up 2.3%
  - Sub-Saharan Africa up 4.9%
  - Soft environment in French overseas territories
- New developments to fuel future growth

X%: % of 2006 sales.
***X%: 2006 sales / 2005 sales.***

# Luxury Goods | Another year of strong double-digit growth



- Healthy Luxury Goods macro environment
- Very strong growth in Q4 (up 15.7%) and FY (up 18.1%) for all Group brands in nearly all product categories
  - Fashion & leather goods activities up 23% in Q4'06 and up 25% in FY'06
- Double-digit growth in all regions, including North America (up 16%) and Japan (up 11%)
- Favorable impact of the "Merchandise calendar"
- 454 DOS as of '06 year end; 28 net openings in '06 including 4 in Q4

# Gucci | Strong momentum sustained


GUCCI
GUCCI
GUCCI

## FY 2006: +16.8%, €2,101 M


Ready-to-wear
12%
*+18.8%*
Shoes
13%
*+21.3%*
Leather goods
56%
*+19.5%*
Other
16%
*+2.7%*
Royalties
3%
*+26.3%*

- ☐ Q4 up 14.8% (excluding Timepieces)
- ☐ Repositioning on Timepieces: down 10%
- ☐ Double-digit growth in nearly all product categories
- ☐ Strong sales growth in:
  - Europe up 12% (33% of sales)
  - North America up 20% (24% of sales)
  - Asia-Pacific excluding Japan up 16% (21% of sales)
  - Accelerating growth in Japan up 4% (20% of sales)
- ☐ Online sales up 48% (0.8% of total)
- ☐ 219 stores at year end

X%: % of 2006 sales.
***X%: 2006 sales / 2005 sales.***



PPR

# Bottega Veneta | An outstanding end to a fantastic year



- Sustained growth pace throughout the year: up 66% in Q4 '06 and up 69% in FY '06
- Great success across all product categories
  - Leather goods up 61% (83% of sales)
  - Fast growing categories (RTW & Shoes) up 83%
- Japan (31% of sales) up 60%, Europe (28% of sales) up 91%, North America (19% of sales) up 51%, Asia-Pacific (21% of sales) up 61%
- Expanded network: 97 stores at year-end ; 14 net openings in 2006 (3 in Q4)



PPR

# Yves Saint Laurent | Upswing confirmed



- Sales up 22% in Q4'06 – FY sales up 19%
- Good performance in Retail (69% of sales) up 26%
  - Increased sales density and full-price sales
- Continued strong momentum in Wholesale up 16%
  - Success of Cruise'07 collection, particularly RTW
- Growing contribution of leather goods
  - Success of all handbag lines (Muse, Double, Rive Gauche and Downtown)
- Strong sales growth in Asia-Pacific excluding Japan (+44%), Europe (+27%) and North America (+15%)

# YSL Beauté | Consolidation in progress



- Sales up 2.9% in Q4 - FY sales up 3%
- Focus on pillar brands and strategic countries
- Sales driven by Yves Saint Laurent-branded products and Stella McCartney fragrances
  - Great success of “L’Homme Yves Saint Laurent” and “Stella In Two” fragrances
  - Strong contribution of “Perfect Touch” make-up
- Good performance in Europe (75% of sales), challenging markets in the US and Japan

# Other brands | Ahead of targets



- Other Luxury Brands: Q4 up 36% and FY sales up 30%
- Balenciaga: solid growth across all regions driven by WRTW and leather goods
- Boucheron: high double-digit growth driven by successful jewellery and high jewellery collections
- Sergio Rossi: strong growth momentum driven by Fall/Winter'06 and Cruise'07 collections
- High double-digit growth at Alexander McQueen and triple digit growth at Stella McCartney

Appendix D

PPR



Paris, March 6, 2007

**PRESS RELEASE**

## PPR announces the sale of Kadéos to Accor

PPR today announced that it has received a EUR 210 million offer from Accor for its subsidiary Kadéos.

PPR has accepted this offer and entered into exclusive negotiations with Accor in order to finalize the preparation of the legal documentation for the transaction, which is expected to close in or around mid-March.

Kadéos designs and sells a wide range of gift vouchers and cards which can be used in over 82 companies and retail banners. Kadéos is present in two markets: B to B, serving Management teams and Works councils, and B to C for consumers. Gift vouchers and cards are sold in 6,500 points of sale, and can be used in over 1,000 sales outlets and 3,000 parcel delivery outlets in France, as well as for internet and mail-order purchases. Kadéos is present in six European countries: France, Italy, Spain, Belgium, Luxembourg and Portugal.

In 2006, Kadeos issued EUR 336 million in gift vouchers and cards in and outside France.

François-Henri Pinault, PPR's Chairman and Chief Executive Officer, said: "*This transaction represents an exceptional opportunity for PPR in operating and financial terms, thanks to a partnership with Accor in France and abroad. It enables us to give to a recognized leader in the sector responsibility for our gift cards and vouchers, while maintaining the commercial agreements between Kadéos and the PPR group's retail activities*".

Leonardo has advised PPR in connection with this transaction.

**About PPR**
PPR is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

**CONTACTS**


| | | |
|---|---|---|
| Press: | **Catherine Malek** | **+33 (0)1 45 64 61 20**<br>cmalek@ppr.com |
| Analysts/Investors: | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49**<br>adebrettes@ppr.com |
| Website: | www.ppr.com | |

Appendix E

PPR



Paris, March 8, 2007

**PRESS RELEASE**

2006 Annual Results

**Very satisfying 2006 performance:**
**strong momentum in Luxury Goods, solid growth in Retail**

- **Sharp growth in recurring operating income: +20%**
- **Free cash flow from operations up to record level, over €1 billion**
- **Strong growth in Group share of net income from continuing operations excluding non-recurring items: +31.5%**

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated, "*With a remarkable increase in net income, PPR once again demonstrates the efficiency of its business model. This performance highlights the sound positioning of our Retail activities and the quality of our Luxury Goods portfolio. Our ambition for 2007 is to further improve the Group's operating and financial performances and to significantly improve value creation*".

| (in euro million) | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenues** | **17,931** | **16,938** | **+5.9%** |
| **Recurring operating income** | **1,275** | **1,063** | **+19.9%** |
| *as a % of revenues* | *7.1%* | *6.3%* | *+0.8 pt* |
| Net income attributable to equity holders of the parent | 685 | 535 | +28.0% |
| **Group share of net income from continuing operations excluding non-current items** | **698** | **531** | **+31.5%** |

PPR posted **2006 revenues** of €17,931 million, up nearly 6% over the prior year. Revenues outside France rose by 8.6% compared to 2005 and accounted for 55% of the Group's total sales.

## *Recurring operating income*

| (in euro million) | 2006 | 2005 | Change |
|---|---|---|---|
| **Luxury Goods** | **565** | **392** | **+44.2%** |
| *as a % of revenues* | *15.9%* | *12.9%* | *+3.0 pts* |
| **Retail** | **759** | **729** | **+4.1%** |
| *as a % of revenues* | *5.3%* | *5.2%* | *+0.1 pt* |
| Holdings and others | (49) | (58) | ns |
| **Recurring operating income** | **1,275** | **1,063** | **+19.9%** |
| *as a % of revenues* | *7.1%* | *6.3%* | *+0.8 pt* |

Group **recurring operating income** came out at €1,275 million, up nearly 20% over 2005. The Group's operating margin increased significantly, by 0.8 point, to 7.1% of revenues.

The strong increase in recurring operating income reflects the remarkable performance of the Luxury Goods division and satisfactory results in Retail in 2006. Luxury Goods now account for nearly 43% of recurring operating income, compared to 35% in 2005.

**Luxury Goods**

Recurring operating income of PPR's **Luxury Goods** activities increased by 44% to €565 million. The excellent performance of Gucci Group reflects the success of its collections and the strong operating leverage of its brands, which all posted improved results. Operating margins were up sharply, in particular at Gucci (up 2.2 points to over 29%), Bottega Veneta (to 20.5%) and YSL Beauté (+2.3 points to 5.2%). The Yves Saint Laurent brand posted a significant improvement in performance, while together the "Other brands" posted their first profit, notably with a return to profitability for Boucheron.

**Retail**

Recurring operating income of the **Retail** activities increased by 4.1% to €759 million, with operating margin up slightly at 5.3%. The increase in operating income is primarily due to strong growth at Fnac and CFAO. Fnac in particular improved its operating margin by 0.3 point while the other retail companies succeeded in maintaining profitability levels at or close to those achieved in 2005. All companies strengthened their positions in France and recorded very satisfactory performances overseas. Moreover, the Group once again confirmed its leadership in e-commerce, combining strong growth in sales and satisfactory profitability.

## *Net income*

Group share in net income totaled €685 million, up 28% over 2005. This impressive growth reflects the significant improvement in the Group's operating performance, as well as lower financial expenses and tight control of tax charges.

**Group share in net income from continuing operations excluding non-recurring items** amounted to €698 million, a sharp 31.5% rise. **Net earnings par share** were up 28.6% at €5.75.

## *Financial structure*

**Free cash flow from operations** exceeded the €1 billion mark (€1,070 million), posting an increase of 16.6% (€153 million) over 2006.

| (in euro million) | 2006 | 2005 | Change |
|---|---|---|---|
| **Capital employed** | **12,332** | **12,718** | **(386)** |
| Net assets held for sale | 254 | | 254 |
| **Shareholders' equity** [(1)] | **9,125** | **8,134** | **991** |
| **Net indebtedness** | **3,461** | **4,584** | **(1,123)** |
| [(1)] o/w Group share | 8,971 | 7,985 | 986 |

Capital employed fell by 3% over the year. Net assets held for sale are related to the balance of the Printemps shares which will be transferred in 2007.

**Shareholders' equity** stood at €9,125 million, up €991 million on December 31, 2005.

**Net indebtedness** stood at €3,461 million at the end of 2006, down by a significant €1,123 million from the previous year, notably due to the early conversion of the Océane 2003 bonds.

The very sharp drop in Group net indebtedness, down by nearly 25% at the close of the financial year, considerably strengthens PPR's financial structure, with debt-to-equity ratio significantly improved in 2006.

## *Dividends*

At the General Shareholders' Meeting of May 14, 2007, PPR's Board of Directors will recommend a dividend of €3.00 per share, up by more than 10% compared to the previous year. Once approved, the dividend will be paid on June 1, 2007.

## *Subsequent events*

On March 6, 2007, PPR announced that the Group had received and accepted an offer from Accor for the acquisition of Kadéos for € 210 million. This transaction should be completed around mid-March 2007.

## *Outlook*

Business trends in January and February 2007 were slightly higher than in the fourth quarter of 2006 in Retail and broadly in line in Luxury Goods

The Group is forecasting further improvements in performance for 2007, through continued implementation of current action plans in both Retail and Luxury Goods, where the pace of the store network renovation program will be further stepped up in 2007.

*The Group's consolidated financial statements (as at December 31, 2006) are available at www.ppr.com*

## PRESENTATION

You may attend the presentation of the 2006 Full Year results today at 8.30 am Paris time.

A live videocast (Real and Windows Media Player formats) as well as the presentation slides (PDF) will be available from 8.30am Paris time at www.ppr.com. A replay will be available later in the day.

You will also have the opportunity to **podcast** the presentation at www.ppr.com later in the day.

**About PPR**
PPR is a global player in Retail and Luxury Goods, with approximately 78,000 employees in 75 countries. Through its Retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

## CONTACTS


| | | |
|---|---|---|
| Press: | **Catherine Malek** | **+33 (0)1 45 64 61 20**<br>cmalek@ppr.com |
| Analysts/Investors: | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49**<br>adebrettes@ppr.com |
| | **Emmanuelle Marque** | **+33 (0)1 45 64 63 28**<br>emarque@ppr.com |
| Website: | **www.ppr.com** | |

# Appendix F

PPR

# 2006 Annual Results

March 8, 2007

# Disclaimer

Certain information contained in this document may include notably projections and forecasts. They express objectives based on current assessments and estimates of the Group's general management which are subject to many factors, risks and uncertainties. Consequently, actual figures and assessments could differ significantly from projected figures. The following factors among others set out in the Reference Document (Document de Référence) registered with the French Financial Markets Authority (Autorité des Marchés Financiers) could cause actual figures to differ significantly from projected figures: any unfavourable development affecting consumer spending in the activities of the Group in France and abroad, notably for products and services sold by the Retail brands or for Luxury Goods, the events, crises, fears, and resulting costs of complying with environmental, health and safety regulations and all other regulations with which Group companies are required to comply; the competitive situation on each of our markets; the impact of current or future public regulations; exchange rate and other risks related to international activities; risks arising from current or future litigation. PPR gives no commitment to updating and/or revising and/or commenting any projections and forecasts, or their impact on the results and perspectives of the Group, which may be contained in this document.

The information contained in this document relating to persons other than the PPR Group has not been independently verified. PPR makes no representation or undertaking as to the accuracy, completeness or sincerity of such information.

# Contents

PPR

# Introduction

François-Henri Pinault

# 2006 – a year of very solid performances

- ☐ Sales up nearly 6% to €17,931mn
- ☐ Recurring operating income **up nearly 20%** to €1,275mn - recurring operating margin up 0.8pt to 7.1%
- ☐ Net income, Group share up 28% to €685mn
- ☐ Net income, Group share from continuing operations, excluding non-current items **up nearly 32% to €698mn**
- ☐ Free cash-flow from operations **up 16.6% to €1,070mn**
- ☐ Sharp decline in net financial debt to €3,461mn

# **Retail**: healthy progress in a tough environment

- Performance demonstrating resilience and adaptability
  - Comparable sales up 2.0% to €14,365mn
  - Recurring operating income up 4.1% to €759mn
  - Slight rise in operating margin to 5.3% (+0.1pt)
- Robust French market – Highly satisfactory performance of international activities
  - Comparable sales outside France up 3.4%
  - Significant profit increases in all countries
  - Further store openings outside of France and expansion to new countries
- Online sales - sharp growth and satisfactory profitability

# **Luxury Goods**: a sumptuous year for all our brands

- Outstanding performances across all brands and geographic regions
- Comparable sales up 18.1% to €3,568mn
- Recurring operating income up more than 44% to €565mn; recurring operating margin up 3 points
  - Sizable improvement in operating margin across all brands
  - Improving results at Yves Saint Laurent Couture & YSL Beauté
  - First profit for all “Other brands”
- Sustained pace of investment
  - Network expansion: 28 new stores
  - Intensification of communications and advertising spend

# Strategic & tactical moves

- Confirmation of our strategy
  - Sale of Printemps
- Strengthening our positions through add-on acquisitions
  - Takeover of Sodice Expansion by Conforama
  - Acquisition of The Sportsman's Guide by Redcats
  - Broadening of CFAO's scope of activity
- Focus on our priority activities
  - Sale of Orcanta
  - Restructuring of YSL Beauté
  - Closure of Fnac Service
  - Sale of Kadéos (2007)

PPR

# Analysis of 2006 results

Jean-François Palus

# Highly satisfactory operating performance in 2006

€mn

| CONTINUING OPERATIONS | 2006 | 2005 | Change |
|---|---|---|---|
| **Revenues** | **17,931** | **16,938** | **+5.9%** |
| **Gross profit** | **7,856** | **7,339** | **+7.0%** |
| *Gross profit margin* | *43.8%* | *43.3%* | *+0.5 pt* |
| Commercial & marketing expenses | (1,535) | (1,511) | +1.5% |
| Selling expenses | (3,117) | (2,957) | +5.4% |
| Other | (1,929) | (1,808) | +6.8% |
| **Recurring operating income** | **1,275** | **1,063** | **+19.9%** |
| *Recurring operating income margin* | *7.1%* | *6.3%* | *+0.8 pt* |
| **EBITDA** | **1,630** | **1,411** | **+15.5%** |
| *EBITDA margin* | *9.1%* | *8.3%* | *+0.8 pt* |

# Recurring operating income up 20%


€mn
2005
2006
+44.2%
392
565
+4.1%
729
759
(58)
(49)
+19.9%
1,063
1,275
Luxury Goods
Retail
Holding & others
PPR



PPR

# **Retail** - Slight increase in operating margin


€mn
2005
2006
+10.5%
154
170
+2.6%
177
182
+9.2%
167
182
-2.7%
231
225
Fnac
Conforama
CFAO
Redcats



PPR

# Redcats | Operating profitability maintained





- Gross margin holding up well in a challenging environment
- Efficient management of marketing investments and adjustment of the cost base
- Impressive growth in free cash flow from operations, up 30%

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 4,328 | 4,373 |
| **Recurring operating income** | **225** | **231** |
| *Recurring operating income margin* | *5.2%* | *5.3%* |
| EBITDA | 275 | 278 |
| Gross capex | 46 | 57 |
| Average headcount | 18,412 | 18,950 |

* after inter-company eliminations



Breakdown of home shopping revenues*
27%
73%
34%
66%
2005
2006
Internet
Catalogues


* 2006 home shopping revenues : 92% of total revenues



PPR

# Fnac | Further improvement in profitability



fnac
fnac


- Favorable impact on profitability of changes in product mix
- Sharp growth of fnac.com: operating margin up at 4.3%, marked improvement outside France
- Significant productivity gains and tight operating cost control
- Robust growth of free cash flow from operations, up 20%

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 4,538 | 4,354 |
| **Recurring operating income** | **170** | **154** |
| *Recurring operating income margin* | *3.8%* | *3.5%* |
| EBITDA | 255 | 239 |
| Gross capex | 78 | 62 |
| Average headcount | 15,740 | 16,361 |

* after inter-company eliminations



Number of Fnac* stores
Total 2005 : 109
Total 2006 : 116
Total 2007 : 129 (Forecast)
68
70
74
41
46
55
France
International


* Excluding Fnac Eveil & Jeux and Surcouf



PPR

# Conforama | Profitability stabilized



- ☐ Improvement in gross margin driven by performance of high-margin products and optimization of promotions
- ☐ Ongoing adaptation of supply chain and efficient logistics cost control
- ☐ Stable operating investments despite stepped-up renovation program
- ☐ Effective inventory management

| **Key figures** | **2006** | **2005** |
|---|---|---|
| Revenues* | 3,272 | 3,137 |
| **Recurring operating income** | **182** | **177** |
| *Recurring operating income margin* | *5.6%* | *5.6%* |
| EBITDA | 242 | 237 |
| Gross capex | 62 | 62 |
| Average headcount | 13,412 | 13,139 |

* after inter-company eliminations



Number of Conforama* stores
Total 2005 : 199
Total 2006 : 213
Total 2007 : 218 (Forecast)
142
155
155
57
58
63
France
International


* Excluding affiliates
Affiliates at December 31 : 2006: 33 – 2005: 47

# CFAO |
## 12th year of profit growth



- ☐ Strong performance in Sub-Saharan Africa, particularly in Automobiles
- ☐ Growth in recurring operating income across all businesses
- ☐ Stabilization of operating margin
- ☐ Strong generation of free cash flow from operations despite significant increase in investments

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 2,219 | 2,034 |
| **Recurring operating income** | **182** | **167** |
| *Recurring operating income margin* | *8.2%* | *8.2%* |
| EBITDA | 209 | 193 |
| Gross capex | 70 | 45 |
| Average headcount | 10,135 | 10,721 |

**Revenues by geographical region**



16.9% +0.3pt
38.1% +0.3pt
27.0% -2.1pts
4.4% +0.3pt
13.6% +1.2pt
French speaking Sub-saharan Africa
English speaking Sub-saharan Africa
Mainland France
French overseas territories and Indian Ocean
Mediterranean Africa


X%: percentage of 2006 revenue
*X points: change in percentage on 2005*

* after inter-company eliminations



PPR

# Luxury Goods - Recurring operating income up 44%



€mn
2005
2006
+26.0%
485
612
X4.0
14
55
+24.9%
(66)
(49)
+79.9%
18
32
(14)
10
(45)
(95)
Gucci
Bottega Veneta
Yves Saint Laurent
YSL Beauté
Other brands
Corporate costs

# Gucci | Outstanding performance



- Sharp rise in operating profitability, at 29.1%
- Significant growth in gross margin (+1.3 pt) thanks to brand's upscaling and lower markdowns
- Weight of store openings and renovations on H2 results – higher investment
- Strong operating leverage despite higher communication spend

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 2,101 | 1,806 |
| **Recurring operating income** | **612** | **485** |
| *Recurring operating income margin* | *29.1%* | *26.9%* |
| EBITDA | 677 | 550 |
| Gross capex | 93 | 63 |
| Average headcount | 5,585 | 5,060 |



Number of directly operated stores
Total in 2005: 207
Total in 2006: 219
67
66
52
55
51
54
37
44
Europe
Japan
Asia-Pacific excl. Japan
North America




* after inter-company eliminations

# Bottega Veneta | A bumper year



- Outstanding growth in revenues and recurring operating income
- Sharp improvement in gross margin (+2 pts)
- Brand visibility heightened by investments in communication and store network
- Highly profitable growth model

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 267 | 160 |
| **Recurring operating income** | **55** | **14** |
| *Recurring operating income margin* | *20.5%* | *8.6%* |
| EBITDA | 66 | 22 |
| Gross capex | 14 | 9 |
| Average headcount | 918 | 643 |


Number of directly operated stores
Total in 2005: 83
Total in 2006: 97
37
42
19
21
15
18
12
16
Japan
Europe
Asia-Pacific excl. Japan
North America

* after inter-company eliminations



PPR

# Yves Saint Laurent | Turnaround on track



- Significant reduction in operating losses thanks to healthy growth in revenues
- Continued improvement in gross margin (+2.3 pts) reflecting favorable product mix and success of Collections
- Tight cost control and continued optimization of store network

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 194 | 162 |
| **Recurring operating income** | **(49)** | **(66)** |
| *Recurring operating income margin* | *-25.5%* | *-40.6%* |
| EBITDA | (36) | (51) |
| Gross capex | 5 | 4 |
| Average headcount | 922 | 945 |


Number of directly operated stores
Total in 2005: 62
Total in 2006: 63
21 21
19 20
13 12
9 10
Europe
Japan
North America
Asia-Pacific excl. Japan

* after inter-company eliminations



PPR

# YSL Beauté | Successful reorganization



- Focus on priority brands and strategic markets
- Satisfactory profitability improvement due to impact of restructuring over only 6 months
- Sharp rise in gross margin (+2 pts) driven by price increases and optimization of production capacities
- Significant spending on communication due to product launches, particularly in H2

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 624 | 608 |
| **Recurring operating income** | **32** | **18** |
| *Recurring operating income margin* | *5.2%* | *2.9%* |
| EBITDA | 52 | 35 |
| Gross capex | 22 | 15 |
| Average headcount | 3,138 | 3,383 |

**Breakdown of revenues by brand**



Priority brands
Other brands
16%
84%
15%
85%
12%
88%
2004
2005
2006




* after inter-company eliminations

# Other brands | Maiden profits



- Excellent sales and operating performances across all brands
- Boucheron profitable
- Balenciaga's profit trebled
- Sharp reduction of losses for all other brands

| Key figures | 2006 | 2005 |
|---|---|---|
| Revenues* | 379 | 294 |
| **Recurring operating income** | **10** | **(14)** |
| *Recurring operating income margin* | *2.7%* | *-4.7%* |
| EBITDA | 26 | 3 |
| Gross capex | 24 | 21 |
| Average headcount | 1,462 | 1,351 |

BALENCIAGA

BOUCHERON

sergio rossi

BEDAT & C° GENEVE

ALEXANDER McQUEEN

STELLA McCARTNEY

* after inter-company eliminations



PPR

# Net income, Group share up 28%

€mn

| | 2006 | 2005 | Change |
|---|---|---|---|
| **Recurring operating income** | **1,275** | **1,063** | **+19.9%** |
| Other operating income and expenses | (0) | 3 | |
| Financial charges (net) | (290) | (307) | |
| Corporate income tax | (260) | (187) | |
| Income from equity affiliates | 2 | 3 | |
| **Net income from continuing operations** | **727** | **575** | **+26.4%** |
| **Net income from discontinued operations, Group share** | 6 | (1) | |
| **Net income, Group share** | **685** | **535** | **+28.0%** |
| Earnings per share | €5.64 | €4.51 | +25.1% |
| **Net income, Group share, from continuing operations excluding non-current items** | **698** | **531** | **+31.5%** |

# Sharp drop in financial expenses

€mn

| | 2006 | 2005 |
|---|---|---|
| Cost of net indebtedness* | (242) | (257) |
| Other financial expenses | (48) | (50) |
| **Financial expenses** | **(290)** | **(307)** |

* incl. notional non-cash expense related to 2003 Océane converted in 2006 (55)



50.9%
49.1%
49.6%
50.4%
2006
2005
Bonds
Other




57.5%
42.5%
49.2%
50.8%
2006
2005
Variable rate
Fixed rate




PPR

# Lower current tax rate

€mn

| | 2006 | 2005 |
|---|---|---|
| Current tax (expense)/income | (241) | (188) |
| Tax on non-current items | (19) | 1 |
| **Total tax** | **(260)** | **(187)** |
| **Effective tax rate** | **26.4%** | **24.7%** |
| **Current tax rate** | **24.5%** | **25.0%** |



PPR

# Recurring net income, Group share, from continuing operations up 31.5%

€mn

| | 2006 | 2005 | Change |
|---|---|---|---|
| **Recurring operating income** | **1,275** | **1,063** | **+19.9%** |
| Other operating income and expenses | (0) | 3 | |
| Financial charges (net) | (290) | (307) | |
| Corporate income tax | (260) | (187) | |
| Income from equity affiliates | 2 | 3 | |
| **Net income from continuing operations** | **727** | **575** | **+26.4%** |
| **Net income from discontinued operations, Group share** | 6 | (1) | |
| **Net income, Group share** | **685** | **535** | **+28.0%** |
| Earnings per share | €5.64 | €4.51 | +25.1% |
| **Net income, Group share, from continuing operations excluding non-current items** | **698** | **531** | **+31.5%** |

# Free Cash Flow from Operations in excess of €1 billion

€mn

| | 2006 | 2005 | Change |
|---|---|---|---|
| Cash flow before taxes, dividends and interest | 1,540 | 1,318 | +16.9% |
| Change in working capital requirement | 70 | 51 | |
| Corporate income tax paid | (198) | (140) | |
| **Net cash flow from operating activities** | **1,412** | **1,229** | **+14.9%** |
| Acquisition of fixed operating assets | (415) | (344) | +20.4% |
| Sale of fixed operating assets | 73 | 32 | |
| **Free cash flow from operations** | **1,070** | **917** | **+16.6%** |

# Sharp reduction in net debt

€mn

| | |
|---|---|
| **Net debt at December 31, 2005** | **4,584** |
| Free cash flow from operations | (1,070) |
| Net interest paid and dividends received | 185 |
| Net investment in financial assets | (175) |
| Tax paid on disposals of previous investments | 153 |
| Impact of the conversion of the Océane issued in 2003 | (688) |
| Impact of PPR treasury stock transactions | 65 |
| Dividends paid | 356 |
| Other | 51 |
| **Net debt at December 31, 2006** | **3,461** |

# Strengthened Group financial structure

€mn

| | 2006 | 2005 | Change |
|---|---|---|---|
| Goodwill and intangible assets | 12,212 | 12,151 | 61 |
| Other net non-current assets | 876 | 1,389 | (513) |
| Other net current assets | (242) | (315) | 73 |
| Provisions | (514) | (507) | (7) |
| **Capital employed** | **12,332** | **12,718** | **(386)** |
| Net assets held for sale | 254 | | 254 |
| **Shareholders' equity** [1] | **9,125** | **8,134** | **991** |
| **Net indebtedness** | **3,461** | **4,584** | **(1,123)** |
| [1] o/w Group share | 8,971 | 7,985 | 986 |



PPR

# Continued improvement in debt ratios



Debt to equity
Net financial debt / EBITDA
68.0%
3.77
56.4%
3.10
37.9%
2.12
2004*
2005*
2006




* *Published ratios (excluding impact of IFRS 5 applied in 2006 retroactively as of January 1, 2004). Gucci consolidated over 12 months in 2004, net indebtedness and shareholders' equity following application of IAS 32 & 39.*

PPR

# Steady growth in dividend

In €



Dividend per share
2.30
+4.3%
2.40
+5.0%
2.52
+7.9%
2.72
+10.3%
3.00
2002
2003
2004
2005
2006 *




Dividend payment rate
% of recurring net income, Group share from continuing operations
% of free cash flow
63.7%
65.8%
60.7%
42.2%
55.2%
43.5%
2004 **
2005 **
2006 *




* Subject to May 14, 2007 AGM approval

** Not adjusted for application of IFRS 5 in 2006

PPR

# Strategy & Outlook

François-Henri Pinault

# Our strategic guidelines

- Organic growth **strategy**
  - focusing on international development
  - generating significant free cash-flow
- A two-pronged **organization**: Luxury Goods & Retail
- **Entrepreneurial spirit** – “An adventure of enterprise”

# Ample organic growth potential

- Organic **growth potential** sufficient to deliver sustained growth in revenues & profitability
- **Retail** – active in fastest-growing market segments
  - Fnac & CFAO fully benefiting from relevant positioning on high-growth markets
  - Redcats & Conforama improving their positioning on high-potential markets
- **Luxury Goods** – outperforming in a booming market
- Each business sector generating sufficient **funding** for its own investment programs

# **Retail** - active on fastest-growing market segments

- **Fnac** – an increasingly relevant & profitable concept
  - Develop new growth drivers
  - Further improve operational efficiency

- **CFAO** – specialist expertise applied to distinctive growth markets
  - Capitalize on steady growth of African economies
  - Strengthen existing operations and develop new activities & regions

# **Retail** - active on fastest-growing market segments

- **Redcats** – a multi-brand, multi-channel group
  - Strengthen product appeal & availability
  - Support international development & improve profitability
- **Conforama** – further modernization
  - Fine-tune store concept & its implementation across product offering
  - Further optimize sourcing & supply chain
  - Intensify store renovation program

# Luxury Goods - outperforming in a booming market

- A robust, fast-growing worldwide **market**
- A balanced **portfolio** of powerful, well-established brands
  - Superb creativity & innovation potential
  - Complementary, selective distribution networks
  - Brand integrity
- High **sales intensification** potential
  - Stepping up pace of collections
  - Improved merchandising effectiveness
  - Positive pricing impact of brand up-scaling
  - Increased communications efforts

# Luxury Goods - outperforming in a booming market

- Significant store network **expansion & optimization** potential
  - Untapped reservoir of store locations in existing markets as well as emerging countries
  - Acceleration of store modernization & extension programs
- A coherent & efficient multi-brand **organization**
  - Cohesion, exchanges of best-practice, synergies
  - Top-quality shared central functions

# 2007 Outlook

- **Retail** – action plans to offset relative slowdown of market environment
- **Luxury Goods** - achieve revenue increase in excess of worldwide luxury market growth rate
- **Early 2007** - activity trends slightly above Q4'06 levels in Retail and generally in line for Luxury Goods
- **PPR** : higher operational & financial performance and sizable improvement in value creation

PPR

# APPENDICES

# Revenues
## (before inter-company eliminations)

| In € million | 2006 | 2005 | Change in € m | Change as % |
|---|---|---|---|---|
| Redcats | 4,332.2 | 4,377.3 | (45.1) | -1.0% |
| Fnac | 4,538.0 | 4,354.1 | 183.9 | 4.2% |
| Conforama | 3,274.9 | 3,140.0 | 134.9 | 4.3% |
| CFAO | 2,219.4 | 2,034.3 | 185.1 | 9.1% |
| **Retail** | **14,364.5** | **13,905.7** | **458.8** | **3.3%** |
| Gucci Division | 2,100.9 | 1,807.1 | 293.8 | 16.3% |
| Bottega Veneta | 266.9 | 159.7 | 107.2 | 67.2% |
| Yves Saint Laurent | 193.6 | 162.0 | 31.6 | 19.5% |
| YSL Beauté | 626.3 | 611.4 | 14.9 | 2.4% |
| Other brands | 380.5 | 294.2 | 86.3 | 29.3% |
| **Luxury Goods** | **3,568.2** | **3,034.4** | **533.8** | **17.6%** |
| Eliminations and other | (1.8) | (2.2) | 0.4 | n/s |
| **PPR** | **17,930.9** | **16,937.9** | **993.0** | **5.9%** |



PPR

# Revenues
(after inter-company eliminations)

| In € million | 2006 | 2005 | Change in € m | Change as % |
|---|---|---|---|---|
| Redcats | 4,327.9 | 4,373.3 | (45.4) | -1.0% |
| Fnac | 4,538.0 | 4,353.8 | 184.2 | 4.2% |
| Conforama | 3,271.9 | 3,136.7 | 135.2 | 4.3% |
| CFAO | 2,219.4 | 2,034.3 | 185.1 | 9.1% |
| **Retail** | **14,357.2** | **13,898.1** | **459.1** | **3.3%** |
| Gucci Division | 2,100.5 | 1,806.3 | 294.2 | 16.3% |
| Bottega Veneta | 266.9 | 159.7 | 107.2 | 67.2% |
| Yves Saint Laurent | 193.6 | 162.0 | 31.6 | 19.5% |
| YSL Beauté | 624.3 | 608.2 | 16.1 | 2.6% |
| Other brands | 379.1 | 294.2 | 84.9 | 28.9% |
| **Luxury Goods** | **3,564.4** | **3,030.4** | **534.0** | **17.6%** |
| Eliminations and other | 9.3 | 9.4 | (0.1) | n/s |
| **PPR** | **17,930.9** | **16,937.9** | **993.0** | **5.9%** |



PPR

# Recurring operating income

| In € million | 2006 | 2005 | Change in € m | Change as % |
|---|---|---|---|---|
| Redcats | 225.1 | 231.3 | (6.2) | -2.7% |
| Fnac | 170.2 | 154.0 | 16.2 | 10.5% |
| Conforama | 181.7 | 177.1 | 4.6 | 2.6% |
| CFAO | 182.4 | 167.0 | 15.4 | 9.2% |
| **Retail** | **759.4** | **729.4** | **30.0** | **4.1%** |
| Gucci Division | 611.8 | 485.4 | 126.4 | 26.0% |
| Bottega Veneta | 54.6 | 13.7 | 40.9 | 298.5% |
| Yves Saint Laurent | (49.4) | (65.8) | 16.4 | 24.9% |
| YSL Beauté | 32.2 | 17.9 | 14.3 | 79.9% |
| Other brands | 10.3 | (13.7) | 24.0 | 175.2% |
| Corporate costs | (94.3) | (45.5) | (48.8) | -107.3% |
| **Luxury Goods** | **565.2** | **392.0** | **173.2** | **44.2%** |
| **Holdings & Others** | **(50.1)** | **(58.8)** | **8.7** | **14.8%** |
| **PPR** | **1,274.5** | **1,062.6** | **211.9** | **19.9%** |

# EBITDA

| In € million | 2006 | 2005 | Change in € m | Change as % |
|---|---|---|---|---|
| Redcats | 275.1 | 278.4 | (3.3) | -1.2% |
| Fnac | 255.0 | 238.8 | 16.2 | 6.8% |
| Conforama | 242.2 | 237.1 | 5.1 | 2.2% |
| CFAO | 208.9 | 193.2 | 15.7 | 8.1% |
| **Retail** | **981.2** | **947.5** | **33.7** | **3.6%** |
| Gucci Division | 676.8 | 549.6 | 127.2 | 23.1% |
| Bottega Veneta | 65.8 | 22.2 | 43.6 | 196.4% |
| Yves Saint Laurent | (35.7) | (50.7) | 15.0 | 29.6% |
| YSL Beauté | 51.5 | 34.5 | 17.0 | 49.3% |
| Other brands | 26.4 | 2.8 | 23.6 | 842.9% |
| Corporate costs | (87.9) | (38.7) | (49.2) | -127.1% |
| **Luxury Goods** | **696.9** | **519.7** | **177.2** | **34.1%** |
| **Holdings & Others** | **(48.1)** | **(56.4)** | **8.3** | **14.7%** |
| **PPR** | **1,630.0** | **1,410.8** | **219.2** | **15.5%** |

Appendix G

PPR



Paris, April 10, 2007

**PRESS RELEASE**

## PPR acquires a controlling stake in PUMA and announces the launch of a friendly takeover offer

PPR announces today that it has entered, through its subsidiary SAPARDIS, into an agreement with Mayfair Beteiligungsfondsgesellschaft I mbH to acquire its 27.1% stake in PUMA for EUR330 per share in cash excluding the 2006 dividend of EUR2.5 per share, implying a total consideration of EUR1.4 billion. Following this acquisition, PPR intends to launch a friendly takeover offer in cash on the remaining outstanding PUMA shares at the same price of EUR330 per share. The offer price values PUMA at EUR5.3bn (equity value), implying a 24% premium on the undisturbed one-month weighted average share price (as of April 3rd).

The Management Board of PUMA fully supports this friendly transaction and intends to recommend the offer after reviewing the offer document.

### Highlights

- **PUMA is a leading global sportlifestyle company with EUR2.4bn sales and a world-class management**
- **PPR's portfolio of leading premium consumer and luxury brands creates a unique environment for PUMA's development**
- **Consistent with PPR's strategy to strengthen its portfolio with higher growth and higher margin businesses**
- **An opportunity for PUMA to access PPR's core skills and group resources to support its development**
- **PPR has agreed to acquire Mayfair's 27.1% stake in PUMA for EUR330 per share**
- **Agreed cash tender offer for remaining shares at same price, implying a 24% premium over one-month average undisturbed share price**
- **Friendly offer with full support by PUMA's Management Board**

Commenting on the transaction, François-Henri Pinault, Chairman and CEO of PPR, said: "*I am delighted to have reached an agreement with Mayfair supported by PUMA which creates the basis for a combined future for our two Groups. This friendly transaction represents an exciting development for PPR and a milestone in our strategy of profitable growth. I am confident that PPR is the ideal partner to support PUMA in its current development phase to become a global iconic sportlifestyle company.*"

Jochen Zeitz, Chairman and CEO of PUMA AG, said: "*As we continue the execution of our Phase IV strategy, we are convinced that PPR's proposal is a unique opportunity to get additional long term support to achieve our global targets and our mission to become the most desirable sportlifestyle company in the world. My colleagues and I have carefully considered this proposal by PPR and subject to review of the offer document we will recommend it to our shareholders. We strongly believe that this friendly transaction is in the best interests of the company and that the offer price is fair to all PUMA shareholders.*"

## Transaction Benefits

PPR's strategy is based on achieving superior growth through a focus on international expansion, global brands and retail operations. The ambition is to strengthen PPR's portfolio with higher growth and higher margin businesses and the PUMA transaction is entirely consistent with these strategic priorities.

PUMA is a leading company in the sportlifestyle market with a strong international presence and an attractive financial profile. The PUMA brand is product driven, consumer focused with a high global recognition, and therefore fits perfectly within PPR's global brand portfolio. PUMA's historical performance has been driven by a highly-skilled management and PPR believes that this team will find additional resources within the PPR group and in particular to:

- Enhance multi-channel route-to-market and international roll-out
- Access PPR's in-house design and sourcing skills to expand high end product lines
- Enhance operational and financial performance throughout PUMA's activities and regions, benefiting from sharing best practice
- Benefit from PPR's experience in managing multiple brands while maximizing the value of each individual brand

## Offer details

PPR has signed an agreement with Mayfair for the acquisition of its 27.1% stake in PUMA, for EUR330 per share in cash excluding the 2006 dividend of EUR2.5 per share (to be paid on April 12), implying a total consideration of EUR5.3 billion (assuming 100% acceptance).

Following the acquisition of Mayfair's stake, PPR intends to launch an agreed takeover offer in cash on the remaining outstanding PUMA shares at the same price of EUR330 per share. This price represents:

- A strong premium on the one-month undisturbed weighted average share price (April 3, 2007) of 24%
- An enterprise value of EUR4.9 billion implying a 2006 EV/EBITDA multiple of 12.2x and a 2006 EV/EBIT multiple of 13.4x.

The transaction will have positive financial impacts on PPR including enhanced sales growth, profitability and EPS accretion.

The PUMA Management Board has indicated its unanimous support to the proposed offer. It intends to confirm its support following review and examination of the offer document in accordance with German takeover laws.

The transaction (block acquisition and takeover offer) will be 100% cash financed through existing and new debt facilities. Following the acquisition, PPR estimates the pro forma 2007e net debt / EBITDA ratio will be 3.5x (assuming 100% acceptance) and its financial discipline will allow the company to maintain its investment grade rating.

## Timetable

In accordance with German takeover laws, PPR has published a statutory announcement of a voluntary public takeover offer and intends to issue the offer document describing the details of the offer to PUMA's shareholders, following approval by the German regulator Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) which is expected in May. PUMA shareholders will then be able to tender their shares for a period of five weeks. PPR anticipates to complete the offer in early July.

The transaction is subject to EU antitrust clearance and other customary conditions and regulatory approvals expected by beginning of June. It is expected that upon EU clearance, three members of the PUMA Supervisory Board will be succeeded by three representatives of PPR.

PPR is being advised by Goldman Sachs, Rothschild & Cie and Freshfields Bruckhaus Deringer on this transaction.

**About PPR**

PPR is a global player in Retail and Luxury Goods, with approximately 78,000 employees in 75 countries. Through its Retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

**About PUMA**

PUMA® is the global Sportlifestyle company that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in Sportlifestyle Footwear, Apparel and Accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries. PUMA employs 7,800 employees. Its revenue for the fiscal year 2006 amounted to EUR 2.4 billion. For further information please visit www.puma.com

****

***Disclaimer***

*Not for release, publication or distribution in or into or from Canada, Australia or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities; future offers to sell or exchange securities will only be made in certain jurisdictions and only following approval by the relevant regulators. Notice to US investors: the intended takeover offer will be made for the securities of a German company and is subject to German requirements for the implementation of such takeover offer, which are different from those of the United States. PPR and its nominees or brokers (acting as agents) may from time to time acquire, or make arrangements to acquire, PUMA Shares other than pursuant to the takeover offer in the open market or in privately negotiated purchases outside the United States during the period in which the takeover offer remains open for acceptance.*

***Notice to US investors*** *The intended takeover offer will be made for the securities of a German company and is subject to German requirements for the implementation of such takeover offer, which are different from those of the United States. PPR and its nominees or brokers (acting as agents) may from time to time acquire, or make arrangements to acquire, PUMA Shares other than pursuant to the takeover offer in the open market or in privately negotiated purchases outside the United States during the period in which the takeover offer remains open for acceptance.*

***Note regarding forward-looking statements***

*The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of PUMA AG and of PPR SA resulting from the proposed transaction.*

*These statements are based on the current expectations of management of PUMA AG and of PPR SA, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. PPR SA and PUMA AG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.*

## 1. ANALYSTS AND INVESTORS CONFERENCE

Date: Tuesday, April 10, 2007
Time: 10:30am CET
Location: Pavillon Gabriel (5 Avenue Gabriel – 75008 - Paris)

To listen to analysts' and investors' conference, please see the following dial-in numbers:

- ***French version (live)*:**
  +33 (0) 1 70 99 42 70

- ***French version (replay):***
  France: +33 (0)1 71 23 02 48
  UK: +44 (0)20 7806 1970
  USA: +1 718 354 1112
  Dial-in: 4168095#

- ***English version (live):***
  Germany: +49 (0)69 9897 2630
  UK: +44 (0)20 7138 0820
  USA: +1 718 354 1171

- ***English version (replay):***
  France: +33 (0)1 71 23 02 48
  UK: +44 (0)20 7806 1970
  USA: +1 718 354 1112
  Dial-in: 2149279#

*No person located in Canada, Australia or Japan may participate in the call via the dial-in numbers or view the broadcast (except pursuant to certain exceptions); measures will be taken in order to prevent such participation.*

A live videocast (Real and Windows Media Player formats) as well as the presentation slides (PDF) will be available from 10:30am CET at www.ppr.com. A replay will be available later in the day.
You will also have the opportunity to podcast the presentation at www.ppr.com later in the day.

## 2. JOINT PRESS CONFERENCE – PPR AND PUMA

Date: Thursday, April 12, 2007
Time: 10:30am CET
Location: PUMA Brand Center (Sigmundstrasse 220-222 - 90431 Nürnberg)

## CONTACTS


| | | |
|---|---|---|
| **French Press**: PPR | Catherine Malek | +33 (0)1 45 64 61 20 cmalek@ppr.com |
| **German Press**: Hering Schuppener | Alexander Geiser | +49 (0)69 92 18 74 74 |
| | Eske Ennen | +49 (0)69 92 18 74 83 |
| **UK Press**: Maitland | Neil Bennett | +44 20 73 79 51 51 |
| | Brian Hudspith | +44 20 73 79 51 51 |
| **Analysts/Investors:** PPR | Alexandre de Brettes | +33 (0)1 45 64 61 49 adebrettes@ppr.com |
| | Emmanuelle Marque | +33 (0)1 45 64 63 28 emarque@ppr.com |

**Website:** www.ppr.com

Appendix I

PPR



Paris, April 26, 2007

**PRESS RELEASE**

---

## 2007 OFF TO A STRONG START:

## PPR REVENUES UP 5.6% IN THE FIRST QUARTER

In the first quarter of 2007, PPR posted revenues of € 4.4 billion, up 5.6% at comparable structure and exchange rates on the first quarter of 2006. Revenues outside France were up 9.3% and accounted for 57% of the Group's total sales.

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated:

*"In the first quarter, the PPR group successfully pursued its growth and its international expansion. All of the brands of Gucci Group achieved strong growth, once again underscoring the robustness and complementarity of our portfolio of brands. Fnac and Conforama started the year on very positive notes, Redcats pursues the transformation of its business model, and CFAO's efficiency enabled it to post another outstanding quarterly performance. These achievements reinforce our confidence for the rest of the year."*

| *(in € million)* | Q1 2007 | Q1 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|
| Fnac | 1,067 | 1,016 | + 5.1% | + 5.2% |
| Redcats Group | 1,049 | 1,070 | - 1.9% | - 5.1% |
| Conforama | 802 | 756 | + 6.0% | + 2.6% |
| CFAO | 594 | 547 | + 8.5% | + 17.6% |
| Gucci Group | 937 | 846 | + 10.7% | + 15.9% |
| *Inter-company sales and other* | *-2* | - | *ns* | *ns* |
| **PPR** | **4,447** | **4,235** | **+ 5.0%** | **+ 5.6%** |

*[1] On a comparable basis in terms of Group scope and exchange rates.*

## Fnac

Fnac recorded a highly satisfactory start to the year, posting a 5.2% increase in sales on a comparable basis, driven notably by strong growth outside of France (+12%). Sales of Fnac France were up 3.8%, reflecting continuing growth in sales of technical products (+11%) and confirmation of the success of its out-of-town store format, with a second store opening in Bayonne in February. Eleven new Fnac stores will open in France and elsewhere by the end of 2007.

## Redcats Group

Redcats Group recorded a 1.9% decline in revenues on a reported basis and a 5.1% decline on a comparable basis in a challenging environment. La Redoute posted strong performances in and outside France, as did The Sportsman's Guide and large-size brands in the US. Regarding other brands which are in the process of being repositioned, Redcats deliberately reduced its catalog circulation and cut back on promotional activities, resulting in lower revenues. Redcats Group pursued the strong growth of its Internet activities, with on-line sales accounting for 39% of mail order sales in the first quarter of 2007.

## Conforama

Conforama achieved promising first quarter sales, up 6.0% on an actual basis and 2.6% on a comparable basis. Sales in France were up 3.5%, driven in particular by household electrical goods, satisfactory results in furniture and strong growth in decorative items (+14%). The company's international activities outside Italy posted strong growth at +7%. In Italy, the decline in sales at Emmezeta stores slowed down (-7.7%), while activity at Conforama stores under the new format was up 3.6%.

## CFAO

CFAO posted an outstanding first quarter, up 17.6% on a comparable basis. This growth was mainly due to excellent performance in the Automotive division (+24.5%), driven in particular by sales in North Africa (+49%) and sub-Saharan Africa (+26%).

## Gucci Group

**Gucci Group's** activity in the first quarter of 2007 again posted a sharp rise despite an unfavorable currency impact. This excellent sales performance was reflected in a 15.9% increase in revenues on a comparable basis over the strong base of Q1 2006. These results confirm the success of Gucci Group's multi-brand strategy.

Gucci Group posted double digit growth in all regions, particularly in North America (+16%), China (+87%) and Japan (+10%).

The **Gucci brand** recorded a satisfactory 10.2% increase in sales during the quarter, on top of the strong comparison base in Q1 2006. The brand's sales benefited from strong growth in leather goods, mainly in North America and the Asia-Pacific region excluding Japan, and from the success of its ready-to-wear and footwear collections.

**Bottega Veneta** again recorded strong growth (+55.3%) in all product categories and geographical areas. The brand continued to expand its sales network and opened four new stores in the first quarter.

**Yves Saint Laurent** sales rose sharply in the first quarter of 2007, up 35.5%, mainly reflecting the excellent response to the 2007 Spring-Summer collections and sustained growth in leather goods. All geographical areas benefited from this momentum, notably Asia-Pacific excluding Japan (+49%) and North America (+47%).

**YSL Beauté** recorded very strong growth of 10,1% (+15% excluding licence disposals and terminations). Sales were driven by *Yves Saint Laurent*-branded products and *Stella McCartney* fragrances. Europe, the Asia-Pacific region and Japan were key contributors to this performance.

**Other brands**: Balenciaga, Boucheron, Sergio Rossi, Bedat & Co, Stella McCartney and Alexander McQueen – again posted strong growth at +22.4%, reflecting the Group's creative and sales momentum.

# # #

***CONFERENCE CALL***

*PPR will hold a conference call for analysts, investors and journalists: at 3 pm (Continental Europe); 2 pm (UK); 9 am (East Coast time, USA), on Thursday April 26, 2007.*

EUROPE: +33 (0)1 70 99 42 86
Replay: +33 (0)1 71 23 02 48

UK: +44 (0)20 7365 1851
Replay: +44 (0)20 7806 1970

USA: +1 718 354 1152
Replay: +1 718 354 1112

Replay access code: 3758649 # (until May 10, 2007)

***PODCAST of*** the conference call available at: www.ppr.com

***PRESENTATION***

The slides (PDF format) will be available before the conference call at www.ppr.com

**About PPR**
PPR is a global player in Retail and Luxury Goods, with approximately 78,000 employees in 75 countries. Through its Retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

## CONTACTS


| | | |
|---|---|---|
| Press: | **Catherine Malek** | **+33 (0)1 45 64 61 20**<br>cmalek@ppr.com |
| Analysts/Investors: | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49**<br>adebrettes@ppr.com |
| | **Emmanuelle Marque** | **+33 (0)1 45 64 63 28**<br>emarque@ppr.com |
| Website: | **www.ppr.com** | |

**Appendix 1 : Sales in Q1 2007**

| *(in € million)* | Q1 2007 | Q1 2006 | Change Actual | Change Comparable (1) |
|---|---|---|---|---|
| **Fnac** | **1,067.2** | **1,015.7** | **+ 5.1%** | **+ 5.2%** |
| **Redcats Group** | **1,049.2** | **1,070.0** | **- 1.9%** | **- 5.1%** |
| **Conforama** | **801.6** | **755.9** | **+ 6.0%** | **+ 2.6%** |
| **CFAO** | **593.7** | **547.3** | **+ 8.5%** | **+ 17.6%** |
| **Gucci Group** | **936.8** | **846.4** | **+ 10.7%** | **+ 15.9%** |
| Gucci | 530.5 | 508.3 | + 4.4% | + 10.2% |
| Bottega Veneta | 84.8 | 58.5 | + 45.0% | + 55.3% |
| Yves Saint Laurent | 55.2 | 42.4 | + 30.2% | + 35.5% |
| YSL Beauté | 152.3 | 141.8 | + 7.4% | + 10.1% |
| Other brands | 114.0 | 95.4 | + 19.5% | + 22.4% |
| *Inter-company sales and other* | *-1.5* | *-0.4* | *ns* | *ns* |
| **PPR - Continued activities** | **4,447.0** | **4,234.9** | **+ 5.0%** | **+ 5.6%** |
| Discontinued activities (2) | 0.7 | 198.3 | | |

*(1) On a comparable basis in terms of Group scope and exchange rates.*
*(2) Mainly France Printemps for 182 M in 2006.*

## Appendix 2: Sales by region

### Fnac

| *(in € million)* | Q1 2007 | Q1 2006 | Change Actual | Change Comparable (1) |
|---|---|---|---|---|
| **France** | **775.9** | **754.4** | **+ 2.9%** | **+ 2.8%** |
| Spain, Portugal, Belgium | 205.9 | 186.1 | + 10.6% | + 10.6% |
| Brazil, Switzerland, Italy | 85.4 | 75.2 | + 13.7% | + 16.6% |
| **International** | **291.3** | **261.3** | **+ 11.5%** | **+ 12.3%** |
| **TOTAL** | **1,067.2** | **1,015.7** | **+ 5.1%** | **+ 5.2%** |

### Redcats Group

| *(in € million)* | Q1 2007 | Q1 2006 | Change Actual | Change Comparable (1) |
|---|---|---|---|---|
| **France** | **481.5** | **509.8** | **- 5.6%** | **- 5.6%** |
| United Kingdom | 106.0 | 118.2 | - 10.4% | - 12.4% |
| Scandinavia | 89.6 | 90.0 | - 0.4% | - 1.0% |
| United States | 288.9 | 272.7 | + 5.9% | - 5.3% |
| Other countries | 83.2 | 79.3 | + 4.9% | + 5.9% |
| **International** | **567.7** | **560.2** | **+ 1.3%** | **- 4.6%** |
| **TOTAL** | **1,049.2** | **1,070.0** | **- 1.9%** | **- 5.1%** |

### Conforama

| *(in € million)* | Q1 2007 | Q1 2006 | Change Actual | Change Comparable (1) |
|---|---|---|---|---|
| **France** | **573.8** | **526.5** | **+ 9.0%** | **+ 3.5%** |
| Italy | 97.4 | 105.2 | - 7.5% | - 7.5% |
| Switzerland | 66.8 | 61.4 | + 8.8% | + 12.8% |
| Other countries | 63.6 | 62.8 | + 1.3% | + 1.5% |
| **International** | **227.8** | **229.4** | **- 0.7%** | **+ 0.3%** |
| **TOTAL** | **801.6** | **755.9** | **+ 6.0%** | **+ 2.6%** |

*(1) On a comparable basis in terms of Group scope and exchange rates.*

## Appendix 3: Sales- Gucci Group

### Gucci Group

**Breakdown by region**

| *(in € million)* | Q1 2007 | Q1 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|
| Europe | 408.6 | 347.7 | + 17.5% | + 17.5% |
| North America | 171.9 | 158.2 | + 8.7% | + 16.1% |
| Japan | 140.5 | 146.7 | - 4.3% | + 9.5% |
| Asia-Pacific excl. Japan | 170.1 | 154.9 | + 9.8% | + 16.1% |
| Other countries | 13.3 | 12.7 | + 4.7% | + 10.3% |
| Royalties and other | 32.4 | 26.2 | + 23.7% | + 26.4% |
| **TOTAL** | **936.8** | **846.4** | **+ 10.7%** | **+ 15.9%** |

### Gucci Brand

**Breakdown by product category**

| *(in € million)* | Q1 2007 | Q1 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|
| Leather Goods | 291.6 | 294.3 | - 0.9% | + 5.3% |
| Shoes | 84.1 | 70.2 | + 19.8% | + 24.4% |
| Ready-to-wear | 74.6 | 62.6 | + 19.1% | + 24.3% |
| Royalties and other products | 80.2 | 81.2 | - 1.3% | + 4.4% |
| **TOTAL** | **530.5** | **508.3** | **+ 4.4%** | **+ 10.2%** |

*[1] On a comparable basis in terms of Group scope and exchange rates.*

**Appendix J**

PPR



Paris, May 14, 2007

**PRESS RELEASE**

## PPR publishes voluntary public takeover offer for PUMA

PPR, through its subsidiary SAPARDIS, today officially published the offer document for the friendly voluntary takeover offer to the outside shareholders of PUMA AG. As already announced on April, 10, SAPARDIS is offering EUR 330 in cash for each PUMA share. The offer price values PUMA at EUR 5.3bn (equity value).

This implies a 24% premium on the undisturbed one-month weighted average share price as of April 3 (EUR 268.14), which has been the last day before the first takeover rumors surfaced, and a 17 % premium on the weighted average domestic stock exchange price of PUMA shares during the last three months prior to the publication of the decision to launch the offer (EUR 281.04).

PPR already holds 27.1 % of the registered share capital of PUMA (4,333,185 shares) and offers to acquire all other PUMA shares in issue (approximately 72.9 % of all PUMA shares) at a price of EUR 330 per PUMA share.

The Acceptance Period starts today and ends on June 20, 2007. PPR anticipates to complete the offer process early July.

François-Henri Pinault, Chairman and CEO of PPR, comments: "*Our compelling offer enjoys the full support of the management team and represents a unique opportunity for all Puma shareholders. On the heels of our acquisition of a 27.1% controlling stake at a price of € 330 per share, we are offering all other Puma shareholders the same terms.*"

PPR expects that PUMA will continue to exist as a separate legal entity within the PPR Group and currently does not intend to enter into a domination and profit pooling agreement with PUMA. Furthermore, PPR does not currently intend to pursue a delisting of the PUMA shares.

PUMA will remain headquartered in Germany. There is no current intention to relocate the seat or the existing main R&D and manufacturing locations out of Germany. In addition there is no intention to reduce staff due to this transaction.

The publication of the offer document was approved by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin*) on May 10, 2007. The offer document was published on May 14, 2007.

The offer is conditional upon merger control clearance by EU and US competition authorities. There is no minimum acceptance threshold set as a condition of the offer.

**About PPR**
PPR is a global player in Retail and Luxury Goods, with approximately 78,000 employees in 75 countries. Through its Retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

**About PUMA**
PUMA® is the global Sportlifestyle company that successfully fuses influences from sport, lifestyle and fashion. PUMA`s unique industry perspective delivers the unexpected in Sportlifestyle Footwear, Apparel and Accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries. PUMA employs 7,800 employees. Its revenue for the fiscal year 2006 amounted to EUR 2.4 billion. For further information please visit www.puma.com

****

***Disclaimer***
*Not for release, publication or distribution in or into or from Canada, Australia or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities; future offers to sell or exchange securities will only be made in certain jurisdictions and only following approval by the relevant regulators. Notice to US investors: the intended takeover offer will be made for the securities of a German company and is subject to German requirements for the implementation of such takeover offer, which are different from those of the United States. PPR and its nominees or brokers (acting as agents) may from time to time acquire, or make arrangements to acquire, PUMA shares other than pursuant to the takeover offer in the open market or in privately negotiated purchases outside the United States during the period in which the takeover offer remains open for acceptance*

***Notice to US investors*** *The intended takeover offer will be made for the securities of a German company and is subject to German requirements for the implementation of such takeover offer, which are different from those of the United States. PPR and its nominees or brokers (acting as agents) may from time to time acquire, or make arrangements to acquire, PUMA Shares other than pursuant to the takeover offer in the open market or in privately negotiated purchases outside the United States during the period in which the takeover offer remains open for acceptance.*

***Note regarding forward-looking statements***
*The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of PUMA AG and of PPR SA resulting from the proposed transaction.*
*These statements are based on the current expectations of management of PUMA AG and of PPR SA, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. PPR SA and PUMA AG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.*

## CONTACTS

| | | |
|---|---|---|
| **French Press**: | | |
| PPR | Catherine Malek | +33 (0)1 45 64 61 20<br>cmalek@ppr.com |
| **German Press**: | | |
| Hering Schuppener | Alexander Geiser<br>Eske Ennen | +49 (0)69 92 18 74 74<br>+49 (0)69 92 18 74 83 |
| **UK Press**: | | |
| Maitland | Neil Bennett<br>Brian Hudspith | +44 20 73 79 51 51<br>+44 20 73 79 51 51 |
| **Analysts/Investors:** | | |
| PPR | Alexandre de Brettes | +33 (0)1 45 64 61 49<br>adebrettes@ppr.com |
| | Emmanuelle Marque | +33 (0)1 45 64 63 28<br>emarque@ppr.com |
| **Website:** | www.ppr.com | |

Appendix K

# PPR



COMMUNIQUÉ DE PRESSE / PRESS RELEASE

Paris, le 15 juin 2007

◆

## Levée des conditions suspensives à l'Offre Publique d'Achat sur PUMA

PPR annonce avoir reçu ce jour l'approbation des autorités de concurrence européennes et américaines sur l'opération de prise de contrôle de PUMA.

Aucune autre condition suspensive ne subsiste donc à l'Offre Publique d'Achat sur PUMA lancée le 14 mai dernier par le groupe PPR suite à l'acquisition de 27,1% du capital de PUMA le 10 avril 2007.

L'offre publique d'achat en cours, qui a reçu le soutien du management et du Conseil de Surveillance de PUMA, au prix de 330 euros par action, est ouverte jusqu'au 20 juin 2007.

◆

## Takeover offer for PUMA approved by anti trust authorities

PPR announced that it was notified today of the European and American competition authorities' approval of the takeover of PUMA.

Therefore there is no other condition precedent pending as regards the takeover offer for PUMA launched on May 14 by the PPR group following the acquisition of a 27.1% stake in PUMA's capital on April 10, 2007.

The current takeover offer, at 330 euros per share, is fully supported by the PUMA management and Supervisory Board and expires on June 20, 2007.

◆

## Contacts


| | | | |
|---|---|---|---|
| Presse | **Catherine Malek** | **+ 33 (0)1 45 64 61 20** | cmalek@ppr.com |
| Analystes/Investiseurs : | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49** | adebrettes@ppr.com |
| | **Emmanuelle Marque** | **+33 (0)1 45 64 63 28** | emarque@ppr.com |
| Site internet : | **www.ppr.com** | | |

**Appendix L**

# PPR

PRESS RELEASE

Paris, 19 June 2007

◆

## PPR consolidates its position within PUMA

PPR is pleased to announce that the Supervisory Board of PUMA unanimously elected François-Henri Pinault today as Chairman of the Supervisory Board.

Following approval on 15 June of the takeover for PUMA by the anti-trust authorities and the appointment of three members of PPR's senior management to PUMA's Supervisory Board, this election is a further cornerstone of PPR's takeover of the PUMA Group.

François-Henri Pinault, Chairman and Chief Executive Officer of PPR and Chairman of the Supervisory Board of PUMA, stated: "*I would like to thank the Supervisory Board of PUMA for appointing me. The new structure of the Supervisory Board fully reflects the role we wish to play in partnership with Puma. I should add that the offer acceptance period expires tomorrow. This offer represents a unique opportunity for Puma shareholders to extract full value from their shares.*"

The current takeover offer is valid until tomorrow (20 June 2007) at a price of 330 euros per share. The results of the offer will be published on 27 June 2007.

◆

## About PPR

*PPR is a global player in Retail and Luxury Goods, with approximately 78,000 employees in 75 countries. Through its Retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information:* ***www.ppr.com***


## Contacts

| | | | |
|---|---|---|---|
| Press : | **Catherine Malek** | **+33 (0)1 45 64 61 20** | cmalek@ppr.com |
| Analysts/Investors : | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49** | adebrettes@ppr.com |
| | **Emmanuelle Marque** | **+33 (0)1 45 64 63 28** | emarque@ppr.com |
| Website : | **www.ppr.com** | | |

Appendix M

PPR



PRESS RELEASE

Paris, 27 June 2007

◆

# PPR announces that it holds 33.2% of the share capital of Puma following the expiry of the initial acceptance period

At the end of the initial acceptance period of PPR's offer for Puma, the PPR group stated that it now holds a 33.2% stake (i.e. 5,321,764 shares) in Puma.

François-Henri Pinault, Chairman and CEO of PPR and Chairman of the Supervisory Board of Puma, stated: *"We are satisfied with this result which strengthens our controlling position in Puma. PPR confirms its long-term commitment to this group. The additional acceptance period for the offer opens tomorrow and provides shareholders with a final opportunity to tender Puma shares at 330 euros per share."*

The additional acceptance period starts on 28 June and ends on 11 July 2007. It provides Puma shareholders with a final opportunity to accept PPR's offer by tendering their Puma shares at 330 euros per share.

The final results of the offer will be announced on 17 July 2007.

◆

## About PPR

*PPR is a global player in Retail and Luxury Goods, with approximately 78,000 employees in 75 countries. Through its Retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information:* ***www.ppr.com***

## Contacts


| | | | |
|---|---|---|---|
| Press : | **Catherine Malek** | **+33 (0)1 45 64 61 20** | cmalek@ppr.com |
| Analysts/Investors : | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49** | adebrettes@ppr.com |
| | **Emmanuelle Marque** | **+33 (0)1 45 64 63 28** | emarque@ppr.com |
| Website : | **www.ppr.com** | | |

**Appendix N**

# PPR

PRESS RELEASE

Paris, 26 July 2007

◆

## A dynamic 2nd quarter:

## PPR revenues up 18.1% on an actual basis and 5.6% on a comparable basis

PPR posted revenues of € 9.2 billion in the 1st half of 2007, up 11.4% on an actual basis and up 5.6% on a comparable basis in terms of Group scope and exchange rates, versus the 1st half of 2006. These results include Puma's revenues, which were fully consolidated from 1 April 2007.

In the 2nd quarter of 2007, the Group recorded revenues of € 4.8 billion, up 18.1% on an actual basis and 5.6% on a comparable basis versus the 2nd quarter of 2006. Revenues outside France accounted for 61% of the Group's total sales, versus 57% in the 2nd quarter of 2006.

Excluding Puma, revenues on comparable basis were up 5.7% in the 1st half and 5.9% in the 2nd quarter of 2007.

François-Henri Pinault, Chairman and CEO of PPR, stated:
"*PPR has once again demonstrated its ability to deliver highly sustained growth in its businesses. Further to the successful outcome of our recent voluntary takeover offer, Puma has broadened our portfolio of international brands with high growth potential and will strengthen our global presence. The first half of 2007 also saw historical growth at CFAO, a healthy recovery at Conforama, strong results at Fnac, resilience at Redcats, as well as the strength and efficiency of Gucci Group's multi-brand strategy.*"

| *(in € million)* | **H1 2007** | **Change Actual** | **Change Comparable (1)** | **Q2 2007** | **Change Actual** | **Change Comparable (1)** |
|---|---|---|---|---|---|---|
| Fnac | 2,065 | + 5.7% | + 5.8% | 998 | + 6.3% | + 6.3% |
| Redcats Group | 2,109 | - 1.7% | - 4.6% | 1,060 | - 1.4% | - 4.2% |
| Conforama | 1,523 | + 4.4% | + 2.5% | 721 | + 2.7% | + 2.5% |
| CFAO | 1,231 | + 10.5% | + 19.5% | 637 | + 12.5% | + 21.3% |
| Puma | 543 | | + 3.1% | 543 | | + 3.1% |
| Gucci Group | 1,773 | + 9.2% | + 14.8% | 836 | + 7.7% | + 13.5% |
| *Inter-company sales and other* | *-4* | *ns* | *ns* | *-2* | *ns* | *ns* |
| **PPR** | **9,240** | **+ 11.4%** | **+ 5.6%** | **4,793** | **+ 18.1%** | **+ 5.6%** |

*(1) On a comparable basis in terms of Group scope and exchange rates.*

**Fnac**

Fnac reported a strong pick-up in the 2nd quarter, with revenues up by 6.3% on a comparable basis. Fnac France recorded a strong 4.6% increase in revenues, mainly due to technical products (+9%), increased market share in editorial products and confirmation of the success of its out of town stores, with five new store openings planned by the end of 2007. Overseas, the company maintained its strong growth momentum and recorded a 15% increase in sales in the quarter. At end June 2007, overseas business accounted for 27% of Fnac sales (up by 2 points on the 1st quarter), with five store openings planned outside France in the 2nd half.

**Redcats Group**

In the 2nd quarter of 2007, Redcats Group revenues were down by 1.4% on an actual basis and 4.2% on a comparable basis in an environment which remained challenging. Redcats' leading brand La Redoute held up well in France and gained momentum overseas. In the United States, The Sportsman's Guide recorded an excellent performance (+16%) and outsize brands posted satisfactory results. Redcats Group continued to reposition its other brands, triggering a significant fall in revenues in the United Kingdom and in the Misses division in the United States. Redcats Group continued to pursue the strong growth of its Internet activities (+20% in the 2nd quarter), with on-line sales accounting for 41% of mail order revenues.

**Conforama**

Conforama recorded a very satisfactory performance in the 2nd quarter of 2007, with the exception of Italy: the company's revenues were up 2.7% on an actual basis and 2.5% on a comparable basis. Sales in France were up sharply at +7%, driven by the strong growth in furniture (+7.5%), household electrical goods (+9%) and the excellent performance in decorative items (+21%). Excluding Italy, Conforama recorded strong growth of +3.4%. In Italy, revenues decreased by 15% in an extremely challenging environment. Transformation of the Italian Emmezetta stores into Conforama stores, whose results are significantly better, has been stepped up and will be completed by the end of 2008.

**CFAO**

In the 2nd quarter CFAO posted record revenues and a 21.3% increase in sales on a comparable basis, due to CFAO's exceptional expertise and strong market presence in Africa, underpinned by the favourable business climate. Growth was driven in particular by an excellent performance in the Auto business, up by 29.1%, with a 66% increase in the Mediterranean basin and a 22% increase in sub-Saharan Africa. The Pharmaceutical business continued its strong growth, with a 6.8% increase on a comparable basis in the 2nd quarter.

**Puma**

PPR's voluntary public takeover offer for Puma was successfully concluded on 11 July 2007, with a 62.1% stake in the company's share capital. Puma's accounts will be fully consolidated into PPR's financial statements as of 1 April 2007. In the 2nd quarter of 2007, Puma recorded a 3.1% increase in revenues on a comparable basis. Puma will release its Q2 2007 results on 9 August 2007.

**Gucci Group**

In the 2nd quarter of 2007, **Gucci Group** delivered another excellent sales performance, notwithstanding negative foreign exchange impact, particularly with Japanese customers. Revenues were up by 13.5% on a comparable basis versus Q2 2006 which was up sharply at +22%. Fashion and Leather Goods sales were particularly strong in the quarter, +18%.
Gucci Group posted double-digit growth across all geographical areas, particularly in North America (+14%), Europe (+12%), Asia-Pacific ex Japan (+22%) and Japan (+12%).

In the 2nd quarter, the **Gucci** brand recorded strong revenue growth (up by almost 10%), versus a high base comparison in 2006. Excluding the Watch business, the brand was up by 11.3%, driven in particular by strong performance in ready-to-wear (+18%) and footwear (+21%). Leather goods sales were up 11%, with a new best-seller in the quarter, the *Indy* bag, launched as part of the 2007 Spring-Summer collection. The repositioning of the Watch business continued and two new models (*Signoria* and *Pantheon*) were launched at the Basel show in April. All geographical areas were up, particularly North America (+16%) and Asia-Pacific excluding Japan (+20%).

**Bottega Veneta** once more reported an excellent performance in the 2nd quarter (+48%), with a sharp increase in all product categories and regions, particularly in Japan (+70%), which accounts for over one third of its sales. The new *Sloane*, *Montaigne* and *Roma* bags were added to the brand's many icon bags. Bottega Veneta also launched a second small furniture collection in the quarter as a result of the favourable response to the first collection launched in 2006. Bottega Veneta extended its store network last quarter with eight new store openings, including a large flagship store in Tokyo Ginza and its second store in China.

**Yves Saint Laurent** posted another quarter of strong growth (+13%). Excluding royalties, affected by the planned termination of an insufficiently exclusive licence, the quarterly increase stood at almost 17%. This strong performance reflects the renewed success of acclaimed collections, particularly in Leather Goods, with the *Muse, Downtown, Double* and *Tribute* bags, and the *Uptown* range which was launched this season and has already proved very popular. The best-performing regions in the last quarter were Europe (+28%) and Asia-Pacific ex Japan (+24%), in particular for Leather Goods (+50%).

**YSL Beauté** posted a 6.2% increase in revenues in the 2nd quarter, up 11% excluding the sale or termination of licences. Business was driven in particular by the strategic brands, including Yves Saint Laurent, Stella McCartney and Roger & Gallet. Fragrances including *L'Homme* by Yves Saint Laurent, *Stella In Two* and *Miss Boucheron* remained buoyant, as did Yves Saint Laurent cosmetic products and the *Care* organic care range by Stella McCartney. YSL Beauté announced the launch of *Elle*, a new Yves Saint Laurent fragrance for women.

**Other brands** - Balenciaga, Boucheron, Sergio Rossi, Stella McCartney and Alexander McQueen – again recorded strong growth in the last quarter at +24%, confirming the success of the sales drive and the excellent creative quality of each brand.

◆

*CONFERENCE CALL*

*PPR will hold a conference call for analysts and investors: at 3 pm (Continental Europe); 2 pm (UK); 9 am (East Coast time, USA), on Thursday July 26, 2007.*

EUROPE: +33 (0)1 70 99 42 82
Replay: +33 (0)1 71 23 02 48

UK: +44 (0)20 7138 0843
Replay: +44 (0)20 7806 1970

USA: +1 718 354 1153
Replay: +1 718 354 1112

Replay access code: 5179461# (until August 10, 2007)

***PODCAST of*** the conference call available at: www.ppr.com

***PRESENTATION***

The slides (PDF format) will be available before the conference call at www.ppr.com

◆

## About PPR

*PPR develops a portfolio of high-growth global brands. The Group is present in 75 countries with approximately 78,000 employees. Through its retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. In 2007, PPR acquired a majority interest in Puma. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com*

## Contacts


| | | | |
|---|---|---|---|
| Press: | **Catherine Malek** | **+33 (01) 45 64 61 20** | cmalek@ppr.com |
| Analysts/Investors: | **Alexandre de Brettes** | **+33 (01) 45 64 61 49** | adebrettes@ppr.com |
| | **Emmanuelle Marque** | **+33 (01) 45 64 63 28** | emarque@ppr.com |
| Website: | **www.ppr.com** | | |

## Appendix 1: Sales in Q2 and in H1 2007

| *(in € million)* | H1 2007 | H1 2006 | Change Actual | Change Comparable [1] | Q2 2007 | Q2 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **Fnac** | **2,065.1** | **1,954.4** | **+ 5.7%** | **+ 5.8%** | **997.9** | **938.7** | **+ 6.3%** | **+ 6.3%** |
| **Redcats Group** | **2,108.7** | **2,144.2** | **- 1.7%** | **- 4.6%** | **1,059.5** | **1,074.2** | **- 1.4%** | **- 4.2%** |
| **Conforama** | **1,522.9** | **1,458.4** | **+ 4.4%** | **+ 2.5%** | **721.3** | **702.5** | **+ 2.7%** | **+ 2.5%** |
| **CFAO** | **1,230.6** | **1,113.6** | **+ 10.5%** | **+ 19.5%** | **636.9** | **566.3** | **+ 12.5%** | **+ 21.3%** |
| **Puma** | **542.8** | | | **+ 3.1%** | **542.8** | | | **+ 3.1%** |
| **Gucci Group** | **1,773.3** | **1,623.3** | **+ 9.2%** | **+ 14.8%** | **836.5** | **776.9** | **+ 7.7%** | **+ 13.5%** |
| Gucci | 1,016.7 | 978.9 | + 3.9% | + 10.0% | 486.2 | 470.6 | + 3.3% | + 9.8% |
| Bottega Veneta | 165.1 | 116.8 | + 41.4% | + 51.6% | 80.3 | 58.3 | + 37.7% | + 47.9% |
| Yves Saint Laurent | 100.7 | 84.6 | + 19.0% | + 24.3% | 45.5 | 42.2 | + 7.8% | + 12.9% |
| YSL Beauté | 289.7 | 274.9 | + 5.4% | + 8.2% | 137.4 | 133.1 | + 3.2% | + 6.2% |
| Other brands | 201.1 | 168.1 | + 19.6% | + 23.1% | 87.1 | 72.7 | + 19.8% | + 24.1% |
| *Inter-company sales and other* | *-3.0* | *0.4* | *ns* | *ns* | *-1.5* | *0.8* | *ns* | *ns* |
| **PPR - Continued activities** | **9,240.4** | **8,294.3** | **+ 11.4%** | **+ 5.6%** | **4,793.4** | **4,059.4** | **+ 18.1%** | **+ 5.6%** |
| Discontinued activities [2] | 0.9 | 380.1 | | | 0.2 | 181.8 | | |

*[1] On a comparable basis in terms of Group scope and exchange rates.*

*[2] Mainly France Printemps for €348M in H1 2006 and €166M in Q2 2006.*

## Appendix 2: Sales by region

### Fnac

| *(in € million)* | H1 2007 | H1 2006 | Change Actual | Change Comparable [1] | Q2 2007 | Q2 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **France** | **1,502.9** | **1,456.8** | **+ 3.2%** | **+ 3.1%** | **727.0** | **702.5** | **+ 3.5%** | **+ 3.4%** |
| Spain, Portugal, Belgium | 393.1 | 352.1 | + 11.6% | + 11.6% | 187.3 | 166.0 | + 12.8% | + 12.8% |
| Brazil, Switzerland, Italy | 169.1 | 145.5 | + 16.3% | + 18.3% | 83.6 | 70.2 | + 19.1% | + 20.0% |
| **International** | **562.2** | **497.6** | **+ 13.0%** | **+ 13.6%** | **270.9** | **236.2** | **+ 14.7%** | **+ 14.9%** |
| **TOTAL** | **2,065.1** | **1,954.4** | **+ 5.7%** | **+ 5.8%** | **997.9** | **938.7** | **+ 6.3%** | **+ 6.3%** |

### Redcats Group

| *(in € million)* | H1 2007 | H1 2006 | Change Actual | Change Comparable [1] | Q2 2007 | Q2 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **France** | **969.2** | **1,021.6** | **- 5.1%** | **- 5.1%** | **487.7** | **511.7** | **- 4.7%** | **- 4.7%** |
| United Kingdom | 205.4 | 227.1 | - 9.6% | - 11.2% | 99.4 | 108.8 | - 8.7% | - 9.9% |
| Scandinavia | 168.9 | 175.6 | - 3.8% | - 3.9% | 79.4 | 85.7 | - 7.3% | - 6.9% |
| United States | 598.0 | 563.1 | + 6.2% | - 4.7% | 309.1 | 290.4 | + 6.4% | - 4.0% |
| Other countries | 167.2 | 156.8 | + 6.6% | + 7.6% | 84.0 | 77.6 | + 8.2% | + 9.4% |
| **International** | **1,139.5** | **1,122.6** | **+ 1.5%** | **- 4.2%** | **571.9** | **562.5** | **+ 1.7%** | **- 3.8%** |
| **TOTAL** | **2,108.7** | **2,144.2** | **- 1.7%** | **- 4.6%** | **1,059.6** | **1,074.2** | **- 1.4%** | **- 4.2%** |

### Conforama

| *(in € million)* | H1 2007 | H1 2006 | Change Actual | Change Comparable [1] | Q2 2007 | Q2 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **France** | **1,074.7** | **991.0** | **+ 8.4%** | **+ 5.1%** | **500.9** | **464.6** | **+ 7.8%** | **+ 7.0%** |
| Italy | 201.7 | 228.2 | - 11.6% | - 11.6% | 104.3 | 123.0 | - 15.2% | - 15.2% |
| Switzerland | 120.5 | 112.3 | + 7.4% | + 12.2% | 53.8 | 50.9 | + 5.6% | + 11.5% |
| Other countries | 126.0 | 126.9 | - 0.7% | - 0.7% | 62.3 | 64.0 | - 2.7% | - 2.8% |
| **International** | **448.2** | **467.4** | **- 4.1%** | **- 3.1%** | **220.4** | **237.9** | **- 7.4%** | **- 6.4%** |
| **TOTAL** | **1,522.9** | **1,458.4** | **+ 4.4%** | **+ 2.5%** | **721.3** | **702.5** | **+ 2.7%** | **+ 2.5%** |

*[1] On a comparable basis in terms of Group scope and exchange rates.*

## Appendix 3: Sales – Gucci Group

### Gucci Group

**Breakdown by region**

| *(in € million)* | H1 2007 | H1 2006 | Change Actual | Change Comparable [1] | Q2 2007 | Q2 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| Europe | 760.8 | 662.4 | + 14.9% | + 15.1% | 352.2 | 314.7 | + 11.9% | + 12.3% |
| North America | 335.8 | 313.5 | + 7.1% | + 15.2% | 163.9 | 155.3 | + 5.5% | + 14.3% |
| Japan | 263.1 | 272.8 | - 3.6% | + 10.8% | 122.6 | 126.1 | - 2.8% | + 12.3% |
| Asia-Pacific excl. Japan | 323.9 | 289.6 | + 11.9% | + 18.7% | 153.8 | 134.7 | + 14.2% | + 21.7% |
| Other countries | 25.4 | 23.5 | + 7.9% | + 14.7% | 12.1 | 10.8 | + 11.7% | + 19.9% |
| Royalties and other | 64.3 | 61.5 | + 4.7% | + 6.5% | 31.9 | 35.3 | - 9.9% | - 8.2% |
| **TOTAL** | **1,773.3** | **1,623.3** | **+ 9.2%** | **+ 14.8%** | **836.5** | **776.9** | **+ 7.7%** | **+ 13.5%** |

### Gucci Brand

**Breakdown by product category**

| *(in € million)* | H1 2007 | H1 2006 | Change Actual | Change Comparable [1] | Q2 2007 | Q2 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| Leather Goods | 560.0 | 553.8 | + 1.1% | + 7.8% | 268.4 | 259.4 | + 3.4% | + 10.7% |
| Shoes | 155.1 | 131.7 | + 17.8% | + 23.0% | 70.9 | 61.4 | + 15.5% | + 21.4% |
| Ready-to-wear | 131.0 | 113.0 | + 16.0% | + 21.6% | 56.4 | 50.5 | + 11.9% | + 18.1% |
| Royalties and other | 170.6 | 180.4 | - 5.5% | - 0.3% | 90.5 | 99.3 | - 8.9% | - 4.1% |
| **TOTAL** | **1,016.7** | **978.9** | **+ 3.9%** | **+ 10.0%** | **486.2** | **470.6** | **+ 3.3%** | **+ 9.8%** |

*[1] On a comparable basis in terms of Group scope and exchange rates.*

# Appendix O

PPR



PRESS RELEASE

Paris, August 31, 2007

◆

# PPR: an outstanding first half 2007

- Very strong growth in recurring operating income: +40%
- Group share of net income more than doubled
- Takeover of Puma successfully completed

François-Henri Pinault, Chairman and Chief Executive Officer, stated: *"These excellent operating and financial results confirm the strength of our brands and companies as well as the soundness of our strategy, aimed at enhancing our growth and profitability profile. The first half was also marked by the successful acquisition of Puma, a move which is at the very core of our strategy. Our strong performance strengthens our determination to further improve the Group's financial results and increase value creation in 2007."*

| (€ million) | **H1 2007** | **H1 2006** | **Change** |
|---|---|---|---|
| **Revenues** | **9,240** | **8,294** | **+ 11.4%** |
| **Recurring operating income** | **630** | **450** | **+ 40.0%** |
| *as a % of revenues* | *6.8%* | *5.4%* | *+ 1.4pt* |
| Net income attributable to equity holders of the parent | 326 | 134 | + 142.9% |
| **Group share of net income from continuing operations excluding non-current items** | **303** | **196** | **+ 54.4%** |

PPR recorded **revenues** of €9,240 million in H1 2007, up 11.4% on an actual basis or up 5.6% on a comparable basis, compared to H1 2006. Revenues include Puma sales fully consolidated from April 1, 2007.

Excluding Puma, Group revenues in the first half were up by 5.7% at comparable structure and exchange rates.

***Recurring operating income***

Group **recurring operating income** stood at €630 million, up 40% over H1 2006. Recurring operating income margin rose sharply, by 1.4 point, to 6.8% of revenues.

On a pro-forma basis (including Puma over six months), the Group's recurring operating income margin would have been 7.7% in H1 2007.

Excluding Puma, recurring operating income rose by 26.5% and recurring operating income margin stood at 6.5%. This sharp increase was driven by jumps in recurring operating income at Fnac (+22%), CFAO (+30%) and across all Gucci Group brands (+55%). The strongest increases in Luxury Goods were recorded by Bottega Veneta (recurring operating income more than doubled), Yves Saint Laurent (losses significantly reduced) and YSL Beauté.

***Net Income***

**Group share in net income from continuing operations** totalled €290 million, up sharply by 53.5% over H1 2006.

Excluding Puma, Group share in net income from continuing operations stood at €278 million, up 47.1%. This increase reflects the continued strong improvement in the Group's operating results, as well as lower financial expenses and tight control of tax charges.

**Group share in net income** stood at €326 million, up by nearly 143% over H1 2006 (€134 million).

**Group share in net income from continuing operations excluding non-recurring items** stood at €303 million, up by a sharp 54.4% over the first half of 2006.

***Financial structure***

Notwithstanding the seasonality of PPR's activities, **free cash flow from operations** improved significantly to reach €278 million in H1 2007, up by €335 million from the prior year.

| (€ million) | June 30, 2007 | Dec. 31, 2006 | June 30, 2006 |
|---|---|---|---|
| **Capital employed** | **16,092** | **12,332** | **12,734** |
| Net assets held for sale | | 254 | 664 |
| **Shareholders' equity [(1)]** | **10,711** | **9,125** | **7,869** |
| **Net indebtedness** | **5,381** | **3,461** | **5,529** |
| [(1)] o/w Group share | 8,892 | 8,971 | 7,723 |

**Capital employed** rose significantly in the first half due to the integration of Puma. Excluding Puma, capital employed rose by only 1.2% over the June 30, 2006 level, reflecting tight control over working capital requirements.

**Shareholders' equity** stood at €10,711 million at June 30, 2007, up €1,586 million on December 31, 2006. This sharp increase reflects the impact on minority interests of the consolidation of Puma.

**Net indebtedness** stood at €5,381 million at the end of the first half, up by 55.5% compared to 2006 year end, mainly reflecting the acquisition of a 33.4% stake in Puma at June 30, 2007.

***Subsequent event***

At the expiry of the additional acceptance period regarding the tender offer for Puma, PPR announced on July 17, 2007 that it held 62.1% of Puma's share capital. PPR has not purchased any additional Puma shares since that date.

***Outlook***

In light of the solid activity levels achieved in July and August, which were in line with the trends recorded in Q2, PPR management expects favorable prospects for full year 2007.

*The Group's consolidated financial statements (as at June 30, 2007) are available at www.ppr.com*

**PRESENTATION**
You can listen to the presentation of the 2007 half-year results today at 8:30am Paris time.

| **French version** | **English version** |
|---|---|
| Live conference code: 4669036 | Live conference code: 2589484 |
| +33 (0)1 70 99 42 74 | +49 (0)69 2222 2245 from Germany |
| | +44 (0)20 7138 0820 from the UK |
| | +1 718 354 1357 from the US |
| | |
| Replay dial-in details | Replay dial-in details |
| +33 (0)1 71 23 02 48 from France | +33 (0)1 71 23 02 48 from France |
| +49 (0)69 22222 0418 from Germany | +49 (0)69 22222 0418 from Germany |
| +44 (0)20 7806 1970 from the UK | +44 (0)20 7806 1970 from the UK |
| +1 718 354 1112 from the US | +1 718 354 1112 from the US |
| Replay Passcode: 4669036# | Replay Passcode: 2589484# |

The replay will be available until Friday September 14, 2007

A live audio webcast (Real and Windows Media Player formats) as well as the presentation slides (PDF) will be available from 8:30am Paris time on www.ppr.com. A replay will be available later in the day.

You will also have the opportunity to podcast the presentation on www.ppr.com later in the day.

◆

## About PPR

*PPR develops a portfolio of high-growth global brands. The Group is present in 75 countries with approximately 78,000 employees. Through its retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. In 2007, PPR acquired a majority interest in Puma. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com*

## Contacts

| | | | |
|---|---|---|---|
| Press: | **Catherine Malek** | **+33 (0)1 45 64 61 20** | cmalek@ppr.com |
| Analysts/Investors: | **Alexandre de Brettes** | **+33 (0)1 45 64 61 49** | adebrettes@ppr.com |
| | **Emmanuelle Marque** | **+33 (0)1 45 64 63 28** | emarque@ppr.com |
| Website: | **www.ppr.com** | | |

Appendix P

## 11/01/2007 : Redcats USA Completes Tender Offer for United Retail Group; Expects to Acquire Remaining Shares Shortly

Rochelle Park, New Jersey, and New York, New York – November 1st, 2007 – United Retail Group, Inc. (NASDAQ: URGI), a specialty retailer of large-size women's fashion apparel, and Redcats USA, Inc., a subsidiary of Redcats Group, a leading home shopping marketer of apparel and home products, today announced that Redcats USA has completed its all cash tender offer for United Retail Group.

Through the initial tender period that expired at midnight, New York City time, at the end of October 23, 2007, and the subsequent tender offer that expired at 5 p.m., New York City time, on October 31, 2007, a total of approximately 12,517,000 shares of United Retail Group common stock were tendered, representing approximately 86.0% of all outstanding United Retail Group common stock at a price of $13.70 per share, in cash.

Redcats USA has also exercised the option granted to it in the merger agreement to purchase additional shares of common stock from United Retail Group at $13.70 per share, as a result of which Redcats USA will own more than 90% of the outstanding shares of United Retail Group common stock. Redcats USA expects that, shortly after the acquisition of such shares, it will complete the merger of its wholly owned subsidiary and United Retail Group under the short-form merger procedure available under Delaware law. As a result of the merger, each outstanding share of United Retail Group common stock will be converted into the right to receive $13.70 per share in cash, without interest, and United Retail Group will become a wholly owned subsidiary of Redcats USA.

**About United Retail Group, Inc.**
United Retail Group, Inc. is a specialty retailer of large-size women's fashion apparel, footwear and accessories featuring AVENUE® brand merchandise. The Company operates 483 AVENUE® stores with 2,132,000 square feet of selling space, as well as the AVENUE.COM® website at www.avenue.com.

**About Redcats Group and Redcats USA**
Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick's®, Roaman's®, Jessica London®, KingSize® and BrylaneHome®. Redcats USA is a wholly owned subsidiary of the Redcats Group, the world's third largest catalog and online group in apparel and home products operating in 28 countries, through 17 brands with a staff of 20,000 associates and a turnover of 4.33 billion euros in 2006. Redcats Group is a PPR company. For more information, please visit *www.redcats.com*. The shares of PPR S.A. are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information, please visit *www.ppr.com*.

**Cautionary Statement Regarding Forward-Looking Statements**
*This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, as amended. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements include, but are not limited to, statements regarding the benefits of the transaction involving Redcats USA and United Retail Group, including future financial and operating results and the plans, objectives, expectations and intentions of Redcats USA and of the combined company. Such statements are based upon the current beliefs and expectations of the managements of Redcats USA and United Retail Group and are subject to significant risks and uncertainties (many of which are difficult to predict and are generally beyond the control of Redcats USA and United Retail Group) that may cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements included in this release or otherwise made by management: threats of terrorism; shifts in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; variations in weather patterns; increases in interest rates; the ability to retain, hire and train key personnel; political instability and other risks associated with foreign sources of production; increases in fuel costs; the ability to complete the merger on the terms, or in the timeframe, contemplated; and the anticipated impact of the acquisition on United Retail Group's operations and financial results. The reports filed by United Retail Group with the SEC, including United Retail Group's report on Form 10-Q for the fiscal quarter ended August 4, 2007, United Retail Group's report on Form 10-Q for the fiscal quarter ended May 5, 2007 and United Retail Group's report on Form 10-K for the fiscal year ended February 3, 2007 contain additional information on these and other factors that could affect United Retail Group's operations and performance. Redcats USA does not intend to update the forward-looking statements contained in the above portion of this release, which should not be relied upon as current after today's date.*

**Contact:** George R. Remeta
Vice Chairman and
Chief Administrative Officer
United Retail Group, Inc.
(201) 909-2110

Investor Relations:
Cara O'Brien/Leigh Parrish
Press: Melissa Merrill
Financial Dynamics
(212) 850-5600

Redcats Group:
Vinciane Beurlet + 33 1 56 92 98 18
Vice President, Corporate Communications

Appendix Q

PPR

PRESS RELEASE

Paris, November 6, 2007

◆

# A highly satisfactory 3rd quarter:

## PPR revenues up 21.9% on an actual basis, up 6.8% on a comparable basis

In the first nine months of 2007, PPR posted revenues of €14.4 billion, up 15% on an actual basis and up 6% on a comparable basis compared to the same period in 2006. Revenues include sales of Puma, fully consolidated as from April 1, 2007. Revenue growth on a pro-forma basis (including Puma as from January 1, 2006) would have amounted to 6.1% in the first nine months of 2007.

In the 3rd quarter of 2007, the Group recorded sales of €5.2 billion, up 21.9% on an actual basis and 6.8% on a comparable basis versus Q3 2006. Revenues outside France accounted for 61% of the total, versus 56% in Q3 2006.

Commenting on the quarter, François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated: *"PPR turned in another set of robust performances in the third quarter despite the more challenging monetary environment and economic outlook. Once again, these numbers reflect the efficiency and balance of our Group, both in terms of businesses and in terms of geographical presence. "*

| *(in € million)* | **Sept YTD 2007** | **Change Actual** | **Change Comparable (1)** | **Q3 2007** | **Change Actual** | **Change Comparable (1)** |
|---|---|---|---|---|---|---|
| Fnac | 3,126 | + 6.2% | + 6.2% | 1,061 | + 7.2% | + 7.1% |
| Redcats Group | 3,066 | - 0.8% | - 3.4% | 958 | + 1.0% | - 0.6% |
| Conforama | 2,411 | + 3.5% | + 2.1% | 888 | + 1.8% | + 1.4% |
| CFAO | 1,857 | + 11.7% | + 20.9% | 626 | + 14.1% | + 23.7% |
| Puma | 1,213 | | + 1.1% | 670 | | - 0.5% |
| Gucci Group | 2,775 | + 9.7% | + 15.2% | 1,002 | + 10.5% | + 15.9% |
| *Inter-company sales and other* | *-13* | *ns* | *ns* | *-10* | *ns* | *ns* |
| **PPR** | **14,435** | **+ 15.0%** | **+ 6.0%** | **5,195** | **+ 21.9%** | **+ 6.8%** |

(1) On a comparable basis in terms of Group scope and exchange rates.

**Confirmation of Fnac's dynamism**

Fnac posted 7.1% growth in sales on a comparable basis. In this quarter, Fnac France gained market share in all segments and recorded growth of 5.2%, underpinned by sales of technical products (+10%). In August, Fnac continued to expand its presence outside city centers, opening its third out-of-town store in Thiais. Four new stores are scheduled to open by the end of 2007. Highlights of the quarter included the successful launch of Fnac's new home-services activity (training, installation, technical assistance) and the unveiling of Fnaclive, a new community and cultural website. With the adoption of a new slogan, "Agitateur de curiosité" ("Stirring curiosity"), supported by a major advertising campaign, the brand has reaffirmed its vocation. Fnac pursued its growth outside of France, with sales up by 16% for the quarter. Fnac now operates 51 international stores, which account for 27% of its revenues. Two additional stores will open outside France in the fourth quarter.

**Resilient Redcats in a tough competitive environment**

In the 3rd quarter of 2007, Redcats Group sales were down by 0.6% on a comparable basis. However, the leading brands of the Redcats Group posted satisfactory sales performance, notably La Redoute – boosted by good performance during the sales period – The Sportsman's Guide, US large-size apparel brands, and Scandinavian brands. In line with its multi-channel approach and strategic focus on its leading brands, in September Redcats launched a takeover bid for United Retail of the US; this transaction should generate considerable operating synergies. Additionally the Children-Family segment posted good performance, while the Seniors brands, Misses in the US and Redcats UK pursued their repositioning. Finally, online sales increased by 22% in Q3, accounting for 41% of total home-shopping revenues.

**Conforama sales holding up well**

In the 3rd quarter, Conforama sales were up 1.4% on a comparable basis and 1.8% on an actual basis. Performance in the French market was satisfactory (up 4%), driven by strong growth in furniture (up 6%), brown goods (up 12%) and decorative items (up 12%). Conforama pursued its advertising campaign in the quarter, achieving unprecedented results for a retail brand, with a 92% positive rating. The brand opened its 57th store outside France, stepping up its international expansion with a 1.7% increase in sales excluding Italy. In Italy, sales were down 13% as Conforama accelerated the transformation of Emmezetta stores.

**Another record growth at CFAO**

CFAO once again posted record quarterly revenues, up 23.7% on a comparable basis, driven by economic growth in Africa and CFAO's unique positioning in its markets. The automotive business recorded an exceptionally strong 34.3% increase, marked by a sharp 23% rise in sub-Saharan African countries, and spectacular growth (up 95%) in the Mediterranean region. The Pharmaceutical division continued to display sustained growth in the quarter, with sales up 6.7%.

**Puma results in line with forecasts**

In the 3rd quarter, Puma recorded virtually unchanged revenues, down 0.5% on a comparable basis. In the first nine months of the year, on a pro-forma basis, revenues were up 3.2%, in line with our forecasts. In the quarter, sales at directly-operated stores posted sharp growth. This quarter, sales in the Americas were down as expected, affected by lower traffic in US shopping malls. Revenues from the EMEA region were up 1.1%, while strong sales in the Asia-Pacific region, up 7.1%, were fueled by double-digit growth in China. Puma made headlines in the quarter as sponsor of Sébastien Chabal, a star of the French rugby team during the recent World Cup, who was featured in one of the brand's ad campaigns.

**Solid trading performances at Gucci Group**

In the 3rd quarter of 2007, Gucci Group recorded a sharp increase in revenues, up 15.9% on a comparable basis, versus a high Q3 2006 base. Against a favorable economic backdrop and notwithstanding challenging currency conditions, all geographical regions posted growth in the quarter. The best-performing regions were Asia-Pacific ex-Japan (+26%) and Europe (+18%), which together accounted for 68% of Gucci Group sales. North America (+10%) and Japan (+4%), which respectively accounted for 18% and 13% of Gucci Group sales, recorded sustained growth. Fashion and Leather Goods pursued their growth, with comparable sales up 18% in the quarter, including a 8% increase in Japan. A total of 32 new stores were opened in the first nine months of 2007, of which four in the 3rd quarter.

**Sustained strong momentum at Gucci**

Gucci confirmed its strong growth, with sales up 10.8% on a comparable basis. Gucci's activities recorded strong growth in the quarter, reflecting the great success of the 2007 Fall/Winter collection: sales of ready-to-wear were up 22.3%, footwear up 17.0%, and leather goods up 8.8%. Excluding timepieces, Q3 growth stood at 12.2%, driven by Asia-Pacific ex-Japan (+27%), North America, (+13%) and Europe (+11%). The brand pursued its global expansion, opening two now stores in China, for a total of 16, as well as entering India. Highlights of the quarter included the launch of two new advertising campaigns, one for jewelry, featuring actress Drew Barrymore, Gucci's first ever brand ambassador, the other for the *Gucci by Gucci* fragrance, directed by David Lynch.

**Bottega Veneta higher again**

Bottega Veneta posted 48% revenue growth in the 3rd quarter, a particularly strong increase. The brand posted double-digit growth across all regions: +56% in Europe, +49% in Asia-Pacific, +47% in Japan and +32% in North America. At the end of September, the Bottega Veneta network comprises 108 stores, of which two in China.

**Continued growth at Yves Saint Laurent**

Yves Saint Laurent posted sustained revenue growth in the third quarter (+20%), driven by buoyant performances in Europe (+31%) and the North America (+23%). The Leather Goods and Shoes businesses confirmed their commercial success. The quarter was marked by the successful launch of the Edition 24 women's ready-to-wear collection, aimed at a young, active clientele – a segment in which the brand is seeking to strengthen its presence – and by the 2007 Fall/Winter advertising campaign, including a "Manifesto" handed out in various cities.

**Positive trend confirmed at YSL Beauté**

YSL Beauté sales recorded strong 8% growth in the 3rd quarter, representing growth of 13% excluding discontinued licenses. The strategic brands recorded particularly strong performances in the quarter: Yves Saint Laurent with confirmation of the success of the *L'Homme Yves Saint Laurent* fragrance for men, the extremely favorable response to *elle*, the new women's fragrance launched during the summer and the strong performance of the cosmetics range; the Stella McCartney brand, particularly its *Care* organic care range ; and finally Roger & Gallet, which has delivered promising results following the repositioning of its image.

**Strong success of all Other Brands**

The Gucci Group's "Other Brands" posted another sharp growth in the quarter, with combined sales up 29%. All brands contributed to this remarkable increase, notably Balenciaga, driven by leather goods and ready-to-wear, Boucheron, Alexander McQueen and Stella McCartney, which all posted double-digit growth, and Sergio Rossi whose 2007 Fall/Winter collection was a resounding market and commercial success.

## Other events of the quarter

**Takeover offer for United Retail Group**

On September 11, 2007, Redcats USA launched a cash tender offer for NASDAQ-listed United Retail Group, the ready-to-wear specialist operating under two brands. On October 24 2007, following the initial tender period for the bid, Redcats USA announced that it held approximately 83.9% of outstanding United Retail Group shares. On November 1, following the subsequent tender offer, Redcats USA increased its stake to 86%, and completed the merger converting each outstanding share of United Retail Group into the right to receive $13.70 per share in cash, without interest. Following the merger, United Retail Group is now a wholly-owned subsidiary of Redcats USA. This transaction will enable Redcats to step up its growth in the US by doubling its market share in the buoyant large-size apparel segment, and to add to its brand portfolio through the acquisition of a national network of 487 stores and expertise in design and creativity. Redcats will contribute its sourcing know-how and broaden its offering on its OneStopPlus website.

**PPR stake in Puma**

Following the additional offer acceptance period (June 28, 2007 to July 11, 2007), providing Puma shareholders with a final opportunity to tender stock to the PPR offer at 330 euros per share, PPR announced on July 17, 2007 that it owned 62.1% of Puma's share capital. PPR subsequently increased its stake to 62.9%.

The cost of PPR's 62.9% stake in Puma stands at €3,325 million. Additional debt reflecting the increase in PPR's stake in Puma compared to that booked under the consolidated accounts at June 30, 2007 (33.4%) now stands at €1,561 million.

◆

**CONFERENCE CALL**

PPR will hold a conference call for analysts and investors: at 4:30pm (Continental Europe); 3:30pm (UK); 10:30am (East Coast time, USA), on Tuesday November 6, 2007.

France: +33 (0)1 72 28 25 87
Replay: +33 (0)1 72 28 01 49

Germany: +49 (0)69 2222 4999
Replay: +49 (0)307 261 67360

UK: +44 (0)207 107 1613
Replay: +44 (0)207 750 9931

USA: +1 866 907 5925
Replay: +1 866 828 2261

Replay access code: 207992# (until November 23, 2007)

PODCAST of the conference call available at: www.ppr.com

PRESENTATION

The slides (PDF format) will be available before the conference call at www.ppr.com

◆

## About PPR

*PPR develops a portfolio of high-growth global brands. The Group is present in 75 countries with approximately 78,000 employees. Through its retail businesses Redcats Group, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.9 billion in 2006. In 2007, PPR acquired a majority interest in Puma. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com*

## Contacts


| | | | |
|---|---|---|---|
| Press: | Charlotte Judet | +33 (0)1 46 64 65 06 | cjudet@ppr.com |
| | Catherine Malek | +33 (0)1 45 64 61 20 | cmalek@ppr.com |
| Analysts/Investors: | Alexandre de Brettes | +33 (01) 45 64 61 49 | adebrettes@ppr.com |
| | Emmanuelle Marque | +33 (01) 45 64 63 28 | emarque@ppr.com |
| Website: | www.ppr.com | | |

## Appendix 1: Sales in Q3 and in the first nine months 2007

| *(in € million)* | Sept YTD 2007 | Sept YTD 2006 | Change Actual | Change Comparable [1] | Q3 2007 | Q3 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **Fnac** | **3,126.0** | **2,944.1** | **+ 6.2%** | **+ 6.2%** | **1,060.9** | **989.7** | **+ 7.2%** | **+ 7.1%** |
| **Redcats Group** | **3,066.2** | **3,091.9** | **- 0.8%** | **- 3.4%** | **957.5** | **947.7** | **+ 1.0%** | **- 0.6%** |
| **Conforama** | **2,410.6** | **2,330.1** | **+ 3.5%** | **+ 2.1%** | **887.7** | **871.7** | **+ 1.8%** | **+ 1.4%** |
| **CFAO** | **1,856.5** | **1,662.0** | **+ 11.7%** | **+ 20.9%** | **625.9** | **548.4** | **+ 14.1%** | **+ 23.7%** |
| **Puma** [2] | **1,213.2** | | | **+ 1.1%** | **670.4** | | | **- 0.5%** |
| **Gucci Group** | **2,775.4** | **2,529.9** | **+ 9.7%** | **+ 15.2%** | **1,002.1** | **906.6** | **+ 10.5%** | **+ 15.9%** |
| Gucci | 1,556.6 | 1,494.2 | + 4.2% | + 10.3% | 539.9 | 515.3 | + 4.8% | + 10.8% |
| Bottega Veneta | 261.5 | 186.0 | + 40.6% | + 50.3% | 96.4 | 69.2 | + 39.2% | + 48.1% |
| Yves Saint Laurent | 162.1 | 137.6 | + 17.8% | + 22.6% | 61.4 | 53.0 | + 15.7% | + 20.1% |
| YSL Beauté | 453.9 | 432.1 | + 5.1% | + 8.0% | 164.2 | 157.2 | + 4.5% | + 7.7% |
| Other brands | 341.3 | 280.0 | + 21.9% | + 25.4% | 140.2 | 111.9 | + 25.3% | + 28.9% |
| *Inter-company sales and other* | *-12.6* | *-1.5* | *ns* | *ns* | *-9.6* | *-1.9* | *ns* | *ns* |
| **PPR - Continued activities** | **14,435.3** | **12,556.5** | **+ 15.0%** | **+ 6.0%** | **5,194.9** | **4,262.2** | **+ 21.9%** | **+ 6.8%** |
| Discontinued activities [3] | 1.1 | 551.1 | | | 0.2 | 171.0 | | |

*[1] On a comparable basis in terms of Group scope and exchange rates.*

*[2] Puma fully consolidated from April 1, 2007*

*[3] Mainly France Printemps for €509 M in 9 months 2006 and €161 M in Q3 2006.*

## Appendix 2: Sales by region

**Fnac**

| *(in € million)* | Sept YTD 2007 | Sept YTD 2006 | Change Actual | Change Comparable [1] | Q3 2007 | Q3 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **France** | **2,269.4** | **2,192.7** | **+ 3.5%** | **+ 3.4%** | **766.4** | **735.9** | **+ 4.2%** | **+ 4.1%** |
| Spain, Portugal, Belgium | 598.4 | 535.2 | + 11.8% | + 11.8% | 205.3 | 183.1 | + 12.1% | + 12.1% |
| Brazil, Switzerland, Italy | 258.2 | 216.2 | + 19.4% | + 20.7% | 89.1 | 70.7 | + 26.0% | + 25.6% |
| **International** | **856.6** | **751.4** | **+ 14.0%** | **+ 14.4%** | **294.4** | **253.8** | **+ 16.0%** | **+ 15.9%** |
| **TOTAL** | **3,126.0** | **2,944.1** | **+ 6.2%** | **+ 6.2%** | **1,060.8** | **989.7** | **+ 7.2%** | **+ 7.1%** |

**Redcats Group**

| *(in € million)* | Sept YTD 2007 | Sept YTD 2006 | Change Actual | Change Comparable [1] | Q3 2007 | Q3 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **France** | **1,413.0** | **1,462.2** | **- 3.4%** | **- 3.4%** | **443.8** | **440.6** | **+ 0.7%** | **+ 0.7%** |
| United Kingdom | 300.8 | 331.1 | - 9.1% | - 10.2% | 95.5 | 104.0 | - 8.2% | - 8.0% |
| Scandinavia | 255.8 | 260.4 | - 1.8% | - 1.9% | 86.8 | 84.7 | + 2.5% | + 2.3% |
| United States | 857.4 | 817.0 | + 4.9% | - 4.5% | 259.3 | 253.9 | + 2.2% | - 4.1% |
| Other countries | 239.2 | 221.2 | + 8.1% | + 9.1% | 72.1 | 64.5 | + 11.8% | + 12.9% |
| **International** | **1,653.2** | **1,629.7** | **+ 1.4%** | **- 3.5%** | **513.7** | **507.1** | **+ 1.3%** | **- 1.8%** |
| **TOTAL** | **3,066.2** | **3,091.9** | **- 0.8%** | **- 3.4%** | **957.5** | **947.7** | **+ 1.0%** | **- 0.6%** |

**Conforama**

| *(in € million)* | Sept YTD 2007 | Sept YTD 2006 | Change Actual | Change Comparable [1] | Q3 2007 | Q3 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| **France** | **1,725.4** | **1,610.3** | **+ 7.1%** | **+ 4.7%** | **650.6** | **619.3** | **+ 5.1%** | **+ 4.1%** |
| Italy | 309.4 | 351.3 | - 11.9% | - 11.9% | 107.7 | 123.1 | - 12.5% | - 12.5% |
| Switzerland | 178.4 | 168.4 | + 6.0% | + 10.7% | 57.9 | 56.1 | + 3.1% | + 7.8% |
| Other countries | 197.4 | 200.1 | - 1.4% | - 1.4% | 71.5 | 73.2 | - 2.4% | - 2.7% |
| **International** | **685.2** | **719.8** | **- 4.8%** | **- 3.9%** | **237.1** | **252.4** | **- 6.1%** | **- 5.3%** |
| **TOTAL** | **2,410.6** | **2,330.1** | **+ 3.5%** | **+ 2.1%** | **887.7** | **871.7** | **+ 1.8%** | **+ 1.4%** |

*[1] On a comparable basis in terms of Group scope and exchange rates.*

## Appendix 3: Sales - Gucci Group

**Gucci Group**

**Breakdown by region**

| *(in € million)* | Sept YTD 2007 | Sept YTD 2006 | Change Actual | Change Comparable [1] | Q3 2007 | Q3 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| Europe | 1,324.6 | 1,148.4 | + 15.3% | + 15.8% | 499.5 | 424.7 | + 17.6% | + 18.2% |
| North America | 520.4 | 496.1 | + 4.9% | + 13.4% | 184.6 | 182.6 | + 1.1% | + 10.2% |
| Japan | 388.4 | 408.4 | - 4.9% | + 8.5% | 125.4 | 135.5 | - 7.5% | + 3.9% |
| Asia-Pacific excl. Japan | 503.5 | 441.2 | + 14.1% | + 21.3% | 179.5 | 151.6 | + 18.4% | + 26.1% |
| Other countries | 38.5 | 35.8 | + 7.5% | + 14.7% | 13.1 | 12.2 | + 6.8% | + 14.7% |
| **TOTAL** | **2,775.4** | **2,529.9** | **+ 9.7%** | **+ 15.2%** | **1,002.1** | **906.6** | **+ 10.5%** | **+ 15.9%** |

**Gucci Brand**

**Breakdown by product category**

| *(in € million)* | Sept YTD 2007 | Sept YTD 2006 | Change Actual | Change Comparable [1] | Q3 2007 | Q3 2006 | Change Actual | Change Comparable [1] |
|---|---|---|---|---|---|---|---|---|
| Leather Goods | 843.9 | 831.6 | + 1.5% | + 8.1% | 283.9 | 277.8 | + 2.2% | + 8.8% |
| Shoes | 238.7 | 206.5 | + 15.6% | + 20.8% | 83.7 | 74.9 | + 11.7% | + 17.0% |
| Ready-to-wear | 216.7 | 186.2 | + 16.4% | + 21.9% | 85.6 | 73.2 | + 17.0% | + 22.3% |
| Royalties and other | 257.3 | 269.9 | - 4.7% | + 0.6% | 86.7 | 89.4 | - 3.0% | + 2.4% |
| **TOTAL** | **1,556.6** | **1,494.2** | **+ 4.2%** | **+ 10.3%** | **539.9** | **515.3** | **+ 4.8%** | **+ 10.8%** |

[1] *On a comparable basis in terms of Group scope and exchange rates.*

END